Form 10-K, Exhibit 13
period 1997-12-31
C H ROBINSON WORLDWIDE INC
filed 1998-03-25
CIK 1043277

                                                                      EXHIBIT 13

              Selected Consolidated Financial and Operating Data

(Dollars in thousands, except per share amounts)                                                                     1997
For the years ended December 31,                        1993        1994        1995        1996        1997  as adjusted
-------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
 Gross revenues                                   $1,095,815  $1,257,946  $1,445,975  $1,605,905  $1,790,785  $ 1,790,785
 Net revenues/1/                                     108,713     135,599     160,094     179,069     206,020      206,020
 Income from operations                               27,683      40,511      44,980      50,029      32,079       56,735/2/
 Net income from continuing operations                17,844      24,141      29,455      32,442      11,492       36,148/2/
 Net income from continuing operations
   per share                                      $      .36  $      .52  $      .67  $      .78  $      .28  $       .88/2/
 Weighted average number of shares
   outstanding (in thousands)                         48,980      46,296      43,934      41,799      41,285       41,285
 Dividends and distributions per share            $     .087  $     .108  $     .130  $     .185  $    2.530  $      .210/3/
-------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data (at end of period):
 Working capital                                  $   64,600  $   86,122  $   97,144  $  114,070  $  109,042  $   109,042
 Total assets                                        202,282     246,528     285,517     320,780     340,628      340,628
 Total long-term debt                                      -           -           -           -           -            -
 Stockholders' investment                             95,899     112,784     133,339     154,428     138,981      138,981
-------------------------------------------------------------------------------------------------------------------------

Operating Data (at end of period):
 Branches                                                 81          89          99         108         119          119
 Employees                                             1,183       1,403       1,436       1,665       1,925        1,925
 Average net revenues per branch                  $    1,392  $    1,597  $    1,683  $    1,717  $    1,822  $     1,822
-------------------------------------------------------------------------------------------------------------------------

/1/ Net revenues are determined by deducting cost of transportation and products from gross revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

/2/ Excludes unusual charges and expenses of $24,656 related to the Company's initial public offering.

/3/ Excludes special dividends and distributions related to the Company's initial public offering.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

General

Gross revenues represent the total amount of services and goods sold by the Company to its customers. Costs of transportation and products include direct costs of transportation contracted by the Company, including motor carrier, intermodal, ocean, air, and other costs, and the purchase price of products sourced by the Company. The Company acts principally as a service provider to add value and expertise in the execution and procurement of these services for its customers. The net revenues of the Company (gross revenues less cost of transportation and products) are the primary indicator of the Company's ability to source, add value and resell services and products that are provided by third parties, and are considered by management to be the primary measurement of growth for the Company. Accordingly, the discussion of results of operations below focuses on the changes in the Company's net revenues.

In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. In recent years, the Company's operating income and earnings from continuing operations have been higher in the second and third quarters than in the first and fourth quarters. Although seasonality in the transportation industry has not had a significant impact on the Company's cash flow or results of operations in recent years, the Company cannot fully predict the impact it may have in the future. Inflation has not materially affected the Company's operations due to the short-term, transactional basis of its business.

Results of Operations

The following table summarizes net revenues by service line:

For the years ended December 31,        1995      1996  change       1997  change
---------------------------------------------------------------------------------
Net revenues (in thousands)
 Transportation                     $117,021  $133,246    13.9%  $159,260    19.5%
 Sourcing                             38,207    39,252     2.7     38,060    (3.0)
 Information services                  4,866     6,571    35.0      8,700    32.4
---------------------------------------------------------------------------------
   Total                            $160,094  $179,069    11.9   $206,020    15.1
=================================================================================

The following table represents certain statement of operations data shown as percentages of the Company's net revenues:

                                                                                              1997
For the years ended December 31,                                1995    1996    1997   as adjusted/1/
--------------------------------------------------------------------------------------------------
Net revenues                                                   100.0%  100.0%  100.0%        100.0%
Selling, general and administrative expenses                    71.9    72.1    72.5          72.5
Public offering charges and expenses                               -       -    12.0             -
--------------------------------------------------------------------------------------------------
Income from operations                                          28.1    27.9    15.5          27.5
Investment and other income                                      1.8     1.7     1.4           1.4
--------------------------------------------------------------------------------------------------
Income from continuing operations
 before provision for income taxes                              29.9    29.6    16.9          28.9
Provision for income taxes                                      11.5    11.5    11.4          11.4
--------------------------------------------------------------------------------------------------
Net income from continuing operations                           18.4%   18.1%    5.5%         17.5%
==================================================================================================

/1/  Adjusted to exclude public offering charges and expenses.

1997 Compared to 1996

Revenues - Gross revenues for 1997 were $1.8 billion, an increase of 11.5% over gross revenues of $1.6 billion for 1996. Net revenues for 1997 were $206.0 million, an increase of 15.1% over net revenues of $179.1 million for 1996, resulting from an increase in transportation services net revenues of 19.5% to $159.3 million, a decrease in sourcing net revenues of 3.0% to $38.1 million, and an increase in information services net revenues of 32.4% to $8.7 million.

The increase in transportation net revenues resulted from an increase in transaction volume offset by a slight decline in the net revenue per transaction. The increase in transaction volume was driven by significant expansion of business with current customers and from new domestic and international customers. The decrease in net revenue per transaction was due primarily to a high demand for trucks in the marketplace during the fourth quarter of 1997, which increased the cost of these transportation services.

Sourcing net revenues decreased by 3.0% due to a reduction in net revenue from the Company's ingredient divisions, a decline in net revenues from sales to produce wholesalers, and the elimination in December 1996 of a program to source and distribute various seafood and other products. These reductions were partially offset by net revenue growth from sourcing produce for the Company's large retail chain customers, and by various expansions of warehouse sourcing services.

The increase in information services net revenues was the result of significant growth in transaction volume. Net revenue per transaction decreased slightly due to the increase in less expensive electronic transactions that have been growing faster than manual transactions.

Selling, General and Administrative Expenses - Selling, general and administrative expenses for 1997 were $149.3 million, an increase of 15.7% over $129.0 million for 1996. Selling, general and administrative expenses as a percent of net revenues were 72.5% and 72.1% in 1997 and 1996, respectively. These increases were primarily due to increased personnel and warehouse costs associated with the Company's growth.

Public Offering Charges and Expenses - During the fourth quarter of 1997, the Company recorded charges and expenses of $24.7 million for unusual items related to the Company's initial public offering. This amount includes a non-recurring, non-cash charge of $21.6 million to conform with Securities and Exchange Commission requirements to account for stock issued to employees and for outstanding stock purchased by certain employees from retiring employees at prices below the initial public offering price of $18 under the Company's previous book value plans during the 12 months preceding the Company's initial public offering ("cheap stock"). These book value plans were terminated and have been replaced by stock-based incentive plans more typical of a publicly held company including a stock incentive plan and an employee stock purchase program.

Income from Operations - Income from operations, excluding the nonrecurring public offering charges and expenses, was $56.7 million for 1997, an increase of 13.4% over $50.0 million for 1996. Income from operations, excluding the public offering charges and expenses, as a percent of net revenues was 27.5% and 27.9% for 1997 and 1996, respectively. Income from operations, including the public offering charges and expenses, was $32.1 million for the year ended December 31, 1997, a decrease of 35.9%.

Investment and Other Income - Investment and other income was $2.9 million for 1997, a decrease of 5.4% from $3.1 million for 1996. This decrease was the result of a special dividend paid on October 10, 1997, which lowered the amount of cash available for investment.

Provision for Income Taxes - The majority of the $24.7 million in public offering charges and expenses is not deductible for income tax purposes. Excluding these charges and expenses, the effective income tax rates for continuing operations were 39.4% and 38.9% for 1997 and 1996, respectively. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

Net Income from Continuing Operations - Net income from continuing operations, excluding the public offering charges and expenses, was $36.1 million for 1997, an increase of 11.4% over $32.4 million for 1996. Net income from continuing operations per share, excluding the public offering charges and expenses, increased by 12.8% to $.88 per share (basic and diluted) for 1997 compared to $.78 per share (basic and diluted) for 1996, primarily due to an increase in net income and partly as a result of a decrease in shares outstanding due to the Company's share repurchases. Net income from continuing operations for 1997, including the public offering charges and expenses, was $11.5 million, a decrease of 64.6%, or $.28 per share (basic and diluted), a decrease of 64.1%.

1996 Compared to 1995

Revenues - Gross revenues for 1996 were $1.6 billion, an 11.1% increase over gross revenues of $1.4 billion for 1995. Net revenues for 1996 were $179.1 million, an 11.9% increase over net revenues of $160.1 million for 1995. Transportation net revenues were $133.2 million, an increase of 13.9% over net revenues in 1995 of $117.0 million. Sourcing net revenues were $39.3 million, an increase of 2.7% over net revenues in 1995 of $38.2 million. Information services net revenues were $6.6 million, an increase of 35.0% over net revenues in 1995 of $4.9 million.

The transportation net revenue increase resulted primarily from an increase in the number of transactions. The volume increase came from both existing customers (particularly large accounts) and new customers. This volume increase was offset by a slight reduction in average net revenue per transaction. Net revenues per transaction in 1995 had been unusually high due to excess motor carrier capacity resulting in lower costs of purchased transportation.

The increase in net revenues from sourcing primarily resulted from an increase in the number of transactions, partially offset by a decline in net revenues per transaction. Net revenues per transaction were adversely affected by a write-off of approximately $1.0 million in connection with the elimination of a sourcing and distribution program for seafood and other products that had been initiated in early 1996.

Information service net revenues increased primarily due to a large increase in transaction volume for all services. An increasingly higher percentage of lower-priced electronic transactions resulted in a decrease in net revenues per transaction.

Selling, General and Administrative Expenses -- Selling, general and administrative expenses were $129.0 million for 1996, an increase of 12.1% over 1995. Selling, general and administrative expenses as a percent of net revenues were 72.1% and 71.9% for 1996 and 1995, respectively. These increases were due primarily to higher personnel costs from additional staffing and new warehouse expenses to support the Company's growth.

Income from Operations -- Income from operations was $50.0 million for 1996, an increase of 11.2% over $45.0 million for 1995. Income from operations as a percent of net revenues was 27.9% and 28.1% for 1996 and 1995, respectively.

Investment and Other Income -- Investment and other income was $3.1 million for 1996, an increase of 5.8% over 1995, as the average amount of funds available for short-term investment increased in 1996.

Provision for Income Taxes -- The effective income tax rates for continuing operations were 38.9% in 1996 and 38.5% in 1995. The effective income tax rate for 1996 and the effective income tax rate for 1995 are higher than the statutory federal income tax rate primarily due to state income taxes, net of the federal benefit.

Net Income from Continuing Operations -- Net income from continuing operations for 1996 was $32.4 million, an increase of 10.1% from $29.5 million in 1995. Net income from continuing operations per share for 1996 was $.78 per share (basic and diluted) versus $.67 per share (basic and diluted) for 1995.

Liquidity and Capital Resources

The Company has historically generated substantial cash from operations which has enabled it to fund its growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $62.5 million and available-for-sale securities totaled $10.4 million as of December 31, 1997. Working capital at December 31, 1997 totaled $109.0 million. The Company has had no long-term debt for the last five years.

During the fourth quarter of 1997, several transactions occurred related to the initial public offering including the sale of the Company's financial services business. On October 10, 1997, the Company paid a special cash dividend of $1.50 per share ($61.9 million in total). The Company removed restrictions on October 13, 1997 on shares previously awarded to employees which generated a $40.5 million tax benefit. On October 14, 1997 the Company sold its financial services business for $40.3 million. The Company declared and paid a liquidating distribution to stockholders of record on October 14, 1997 of $39.2 million ($.95 per share), the net proceeds resulting from this sale. Management does not anticipate any significant effects on the Company's operations as a result of these nonrecurring transactions. The Company has declared a $.06 per share dividend payable to stockholders of record as of March 12, 1998, payable on April 1, 1998.

Management believes that the Company's available cash, together with expected future cash generated from operations, is expected to be sufficient to satisfy its anticipated needs for working capital, capital expenditures, cash dividends and stock repurchases. In addition, the Company has $17.5 million available under its two existing lines of credit at interest rates of 6.7% each as of December 31, 1997. The lines of credit do not restrict the payment of dividends. There were no borrowings under these lines of credit during 1995, 1996 and 1997.

The Company continues to assess what impact the year 2000 will have on its current information systems. A plan is under way to complete the necessary programming using primarily internal resources. The cost of this programming is expected to be immaterial to the Company's overall financial position and is being expensed as incurred.

                          Consolidated Balance Sheets

(In thousands, except per share data)
December 31,                                                                      1997          1996
----------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                                    $ 62,497      $ 42,567
 Available-for-sale securities                                                  10,428        42,711
 Receivables, net of allowance for doubtful accounts of $8,936 and $10,079     206,743       170,935
 Inventories                                                                     3,109         5,276
 Deferred tax benefit                                                            4,781         6,698
 Prepaid expenses and other                                                      5,797         2,088
 Income taxes receivable                                                        17,334             -
 Net assets of discontinued operations (Note 5)                                      -        10,147
----------------------------------------------------------------------------------------------------
   Total current assets                                                        310,689       280,422

Property and equipment:
 Land, building and improvements                                                 1,500         2,773
 Furniture, fixtures and equipment                                              39,363        33,835
 Accumulated depreciation and amortization                                     (18,637)      (13,561)
----------------------------------------------------------------------------------------------------
   Net property and equipment                                                   22,226        23,047

Intangible assets, net of accumulated amortization of $13,400 and $10,331        6,674         7,811
Other assets                                                                     1,039         9,500
----------------------------------------------------------------------------------------------------
                                                                              $340,628      $320,780
====================================================================================================

Liabilities and Stockholders' Investment
Current liabilities:
 Accounts payable                                                             $166,789      $140,376
 Accrued expenses -
   Compensation and profit-sharing contribution                                 22,107        17,991
   Income taxes and other                                                       12,751         7,985
----------------------------------------------------------------------------------------------------
   Total current liabilities                                                   201,647       166,352
----------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 3 and 7)

Stockholders' investment:
 Preferred Stock, $.10 par value, 20,000 shares authorized;
   no shares outstanding                                                             -             -
 Common Stock, $.10 par value, 130,000 shares authorized;
   41,265 and 41,375 shares issued and outstanding                               4,126         4,137
 Additional paid-in capital                                                     62,108             -
 Retained earnings                                                              73,465       150,637
 Foreign currency translation adjustment                                          (718)         (346)
----------------------------------------------------------------------------------------------------
   Total stockholders' investment                                              138,981       154,428
----------------------------------------------------------------------------------------------------
                                                                              $340,628      $320,780
====================================================================================================

The accompanying notes are an integral part of these consolidated balance sheets.

                     Consolidated Statements of Operations

(In thousands, except per share data)
For the years ended December 31,                                                                 1997        1996        1995
-----------------------------------------------------------------------------------------------------------------------------
Gross revenues                                                                             $1,790,785  $1,605,905  $1,445,975
Cost of transportation and products                                                         1,584,765   1,426,836   1,285,881
-----------------------------------------------------------------------------------------------------------------------------
Net revenues                                                                                  206,020     179,069     160,094
Selling, general and administrative expenses                                                  149,285     129,040     115,114
Public offering charges and expenses (Note 1)                                                  24,656           -           -
-----------------------------------------------------------------------------------------------------------------------------
Income from operations                                                                         32,079      50,029      44,980
Investment and other income                                                                     2,927       3,095       2,925
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before provision for income taxes                            35,006      53,124      47,905
Provision for income taxes                                                                     23,514      20,682      18,450
-----------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                                          11,492      32,442      29,455
-----------------------------------------------------------------------------------------------------------------------------
Net income from discontinued operations,
 net of taxes of $951, $1,474 and $1,395                                                        1,589       2,158       2,086
Gain on sale of discontinued operations, net of taxes of $10,440                               14,506           -           -
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                 $   27,587  $   34,600  $   31,541
=============================================================================================================================

Basic net income per share:
 From continuing operations                                                                $      .28  $      .78  $      .67
 From discontinued operations                                                                     .39         .05         .05
-----------------------------------------------------------------------------------------------------------------------------
 Basic net income per share                                                                $      .67  $      .83  $      .72
=============================================================================================================================

Dilutive net income per share:
 From continuing operations                                                                $      .28  $      .78  $      .67
 From discontinued operations                                                                     .39         .05         .05
-----------------------------------------------------------------------------------------------------------------------------
 Diluted net income per share                                                              $      .67  $      .83  $      .72
=============================================================================================================================

Basic weighted average shares outstanding                                                      41,285      41,799      43,934
Dilutive effect of outstanding stock options                                                       17           -           -
-----------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                                                    41,302      41,799      43,934
=============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

              Consolidated Statements of Stockholders' Investment

(In thousands, except per share data)

For the years ended December 31, 1997, 1996 and 1995
-------------------------------------------------------------------------------------------------------------------
                                                                                             Foreign
                                                 Common          Additional                 Currency          Total
                                                 Shares             Paid-in    Retained  Translation  Stockholders'
                                            Outstanding   Amount    Capital    Earnings   Adjustment     Investment
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                       45,690   $4,568    $ 5,870   $ 102,703        $(357)     $ 112,784
Net income                                            -        -          -      31,541            -         31,541
Foreign currency translation
 adjustment                                           -        -          -           -           52             52
Cash dividends, $.13 per share                        -        -          -      (5,644)           -         (5,644)
Incentive shares of common
 stock issued, net                                  878       88      2,387           -            -          2,475
Repurchase of common stock                       (3,161)    (316)    (7,553)          -            -         (7,869)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       43,407    4,340        704     128,600         (305)       133,339
Net income                                            -        -          -      34,600            -         34,600
Foreign currency translation
 adjustment                                           -        -          -           -          (41)           (41)
Cash dividends, $.185 per share                       -        -          -      (7,655)           -         (7,655)
Incentive shares of common
 stock issued, net                                  200       20      1,031           -            -          1,051
Repurchase of common stock                       (2,232)    (223)    (1,735)     (4,908)           -         (6,866)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       41,375    4,137          -     150,637         (346)       154,428
Net income                                            -        -          -      27,587            -         27,587
Foreign currency translation
 adjustment                                           -        -          -           -         (372)          (372)
Cash dividends and distributions,
 $2.53 per share                                      -        -          -    (104,400)           -       (104,400)
Incentive shares of common
 stock issued, net                                  239       24        919           -            -            943
Sale of common stock                                 25        3        100           -            -            103
Cheap stock charge (Note 1)                           -        -     21,596           -            -         21,596
Tax benefit on vesting of stock awards                -        -     40,539           -            -         40,539
Repurchase of common stock                         (374)     (38)    (1,046)       (359)           -         (1,443)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       41,265   $4,126    $62,108   $  73,465        $(718)     $ 138,981
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                     Consolidated Statements of Cash Flows

(In thousands)

For the years ended December 31,                            1997         1996        1995
--------------------------------------------------------------------------------------------
Operating Activities
Net income                                                $  27,587    $ 34,600    $ 31,541
Adjustments to reconcile net income to net cash provided
 by operating activities -
  Depreciation and amortization                               8,684       7,604       5,998
  Cheap stock charge and incentive stock expense             21,596         943       1,051
  Deferred income taxes                                       4,842      (2,464)     (2,293)
  Gain on sale of discontinued operations, net of tax       (14,506)          -           -
  Loss (gain) on sale of assets                                  82          10        (190)
  Changes in operating elements -
    Receivables                                             (35,808)    (22,019)    (13,175)
    Inventories                                               2,167       2,050      (3,925)
    Prepaid expenses and other                               (3,709)        344        (648)
    Accounts payable                                         26,413      14,482      15,729
    Accrued compensation and profit sharing                   5,059         159       1,007
    Accrued income taxes and other                           27,971        (359)      3,121
--------------------------------------------------------------------------------------------
  Net cash provided by operating activities                  70,378      35,350      38,216
--------------------------------------------------------------------------------------------

Investing Activities
Purchases of property and equipment                          (6,305)     (4,784)    (14,448)
Sales of property and equipment                               1,446          80       2,486
Cash paid for acquisitions, net                                   -           -      (2,908)
Sales of long-term investments                                5,536         115         508
Purchases of long-term investments                                -      (5,267)        (33)
Sales/maturities of available-for-sale securities           113,576      33,719      17,971
Purchases of available-for-sale securities                  (81,293)    (39,318)    (35,827)
Cash provided by (used for) discontinued operations          24,653       3,707      (2,600)
Changes in other assets, net                                 (2,321)       (966)       (692)
--------------------------------------------------------------------------------------------
  Net cash provided by (used for) investing activities       55,292     (12,714)    (35,543)
--------------------------------------------------------------------------------------------

Financing Activities
Sale of common stock                                            103           -           -
Repurchase of common stock                                   (1,443)     (6,866)     (7,869)
Cash dividends and distributions                           (104,400)     (7,655)     (5,644)
--------------------------------------------------------------------------------------------
  Net cash used for financing activities                   (105,740)    (14,521)    (13,513)
--------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents       19,930       8,115     (10,840)
Cash and cash equivalents, beginning of year                 42,567      34,452      45,292
--------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $  62,497    $ 42,567    $ 34,452
============================================================================================

Cash paid for income taxes                                $   9,678    $ 22,662    $ 21,525
============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                  Notes to Consolidated Financial Statements

(Including data applicable to unaudited periods.)
C.H. Robinson Worldwide, Inc. and Subsidiaries

1. Summary Of Significant Accounting Policies

Basis of Presentation--C.H. Robinson Worldwide, Inc. and Subsidiaries (the Company) is a global provider of multimodal transportation services and logistics solutions through a network of 119 branch offices in 38 states throughout the United States, along with offices in Canada, Mexico, Belgium, the United Kingdom, France, Italy, Poland, Singapore, Brazil and South Africa. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and its majority owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Initial Public Offering--On October 15, 1997, the Company completed an initial public offering (the Offering) of 10,578,396 shares of its common stock which were previously held by its employees. Pursuant to Securities and Exchange Commission rules related to stock issued or sold to employees at prices below the initial public offering price for the 12 months preceding the date that the initial offering becomes effective ("cheap stock"), the Company recorded a $21,596,000 charge to expense at the effective date of the Offering. This charge relates to approximately 1,519,000 shares previously sold to employees or issued under incentive plans no longer in effect and represents the difference between the book value of shares sold and issued to employees and the offering price per share.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Revenue Recognition--Gross revenues consist of the total amount of goods and services purchased by customers. The Company acts principally as the service provider for these transactions and recognizes revenue as these services are rendered and goods are delivered.

Foreign Currency--All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Statement of operations items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of stockholders' investment.

The Company provides products and services to numerous international customers. At times, the Company enters into forward contracts to hedge against foreign currency exposure related to these transactions. Upon settlement, resultant gains or losses on such contracts offset the impact of foreign currency rates on cash collected from accounts receivable. There are no open contracts at December 31, 1997.

Cash and Cash Equivalents--Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the instruments.

Available-For-Sale Securities--Available-for-sale securities consist of various debt and equity securities. The fair value of the Company's available-for-sale securities equals the quoted market price where available or quoted market prices for similar securities, if a quoted market price is not available.

Inventories--Inventories consist primarily of produce, fruit concentrates and related products held for resale and are stated at the lower of cost or market.

Property and Equipment--Property and equipment additions are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line and accelerated methods over the following estimated lives of the assets:

                                      Years
-------------------------------------------
Building and improvements            3 - 37
Furniture, fixtures and equipment    5 - 10

Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

Intangible Assets--Intangible assets consist of customer lists, trade names, contracts, noncompete agreements, software and goodwill. Intangible assets are being amortized over their estimated economic lives, ranging from three to 20 years. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable.

Income Per Share--The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 establishes accounting standards for computing and presenting earnings per share. Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted earnings per share are computed under the treasury stock method and are calculated to compute the dilutive effect of outstanding options, warrants and other securities. The adoption had no effect on previously reported income per share.

Recently Issued Accounting Pronouncements--The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) in June 1997. SFAS No. 130 requires the disclosure of other comprehensive income in the Company's financial statements and is effective for reporting periods beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements or the disclosures contained therein.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) in June 1997. SFAS No. 131 establishes accounting standards for segment reporting and is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to affect the Company's financial statements or the disclosures contained therein.


2. Marketable Securities

The Company has classified all of its marketable securities as available-for-sale as of December 31, 1997 and 1996. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported net of tax as a separate component of stockholders' investment when material. The unrealized gains and losses are immaterial as the fair value approximates amortized cost. The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 1997, 1996 and 1995.

The following is a summary of marketable securities at December 31 (in thousands):

                                      1997        1998
--------------------------------------------------------
U.S. government and government
 agency obligations                 $    767    $  1,033
State and local agency obligations     2,686      27,373
Corporate bonds                       53,992      40,858
Other debt securities                    742         700
Equity securities                         97          87
--------------------------------------------------------
  Total                               58,284      70,051
Less--Cash equivalents               (47,856)    (27,340)
--------------------------------------------------------
Available-for-sale securities       $ 10,428    $ 42,711
========================================================

The fair value of marketable securities by contractual maturity at December 31 are stated below (in thousands):

                                            1997       1996
-----------------------------------------------------------
Debt securities:
  Due within one year                    $   933    $20,596
  Due after one year through five years    4,465      8,506
  Due after five years                     4,933     13,522
-----------------------------------------------------------
                                         $10,331    $42,624
===========================================================

3. Lines of Credit
The Company has two unsecured lines of credit with banks which provide for borrowings of up to $17,500,000 and expire on May 1, 1998. Interest on borrowings under these lines is at 1 percent above the banks' cost of funds (6.7% as of December 31, 1997). There were no borrowings under the lines of credit during 1997, 1996 or 1995.

The Company's credit agreements contain certain financial covenants. The Company was in compliance with such covenants at December 31, 1997.

4. Income Taxes
The Company and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. The Company files unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consisted of the following at December 31 (in thousands):

                                       1997         1996          1995
----------------------------------------------------------------------
Current provision:
 Federal                            $14,688      $19,060       $17,367
 State                                3,619        3,423         2,956
 Foreign                                365          663           420
 ......................................................................
                                     18,672       23,146        20,743
Deferred provision/
  (benefit)                           4,842       (2,464)       (2,293)
 ......................................................................
   Total provision                  $23,514     $20,682        $18,450
======================================================================

A reconciliation from the provision for income taxes using the statutory federal income tax rate to the Company's effective income tax rate at December 31 is as follows:

                                       1997        1996           1995
----------------------------------------------------------------------
Federal statutory rate                 35.0%       35.0%          35.0%
State income taxes, net
 of federal benefit                     3.3         3.9            3.8
Public offering charges
 and expenses                          27.8           -              -
Foreign and other                       1.1           -           (0.3)
 ......................................................................
                                       67.2%       38.9%          38.5%
======================================================================

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

                                       1997        1996
-------------------------------------------------------
Deferred income tax assets:
 Allowance for
   doubtful accounts                $ 4,035     $ 5,305
 Accrued expenses                       703       1,353
 Amortization                         2,468       1,518
 Accrued compensation                    59       3,581
 Other                                  830       1,092
Deferred income tax liabilities:
 Long-lived assets                   (2,406)     (2,279)
 Other                                  (17)        (56)
 .......................................................
   Net deferred income tax asset    $ 5,672     $10,514
=======================================================

5. Discontinued Operations
On October 14, 1997, the Company sold its finance businesses. As a result, the Company recorded a gain on the sale of $14,506,000, net of income taxes. These operations are reported as discontinued operations in the accompanying consolidated financial statements. Summary condensed financial information for the discontinued segment for the years ended and as of December 31 are as follows (in thousands):

                                       1997        1996           1995
----------------------------------------------------------------------
Revenues                            $12,996     $12,870        $12,117
Expenses                             10,456       9,238          8,636
 ......................................................................
Income from discontinued
 operations                         $ 2,540     $ 3,632        $ 3,481
======================================================================

                                                                  1996
----------------------------------------------------------------------
Cash and investments                                           $ 6,885
Finance receivables                                             46,213
Other assets                                                     2,650
 ......................................................................
 Total assets                                                  $55,748
Thrift deposits                                                $33,457
Long-term debt                                                   7,635
Accounts payable and accrued expenses                            4,509
 ......................................................................
 Total liabilities                                             $45,601
 ......................................................................
 Net assets of discontinued operations                         $10,147
======================================================================

6. Capital Stock and Stock Award Plans

Preferred Stock - The Company's Certificate of Incorporation (Certificate) authorizes the issuance of 20,000,000 shares of Preferred Stock, par value $.10 per share, none of which is outstanding. The Preferred Stock may be issued by resolution of the Company's board of directors from time to time without any action of the stockholders. The Preferred Stock may be issued in one or more series and the board of directors may fix the designation and relative powers, including voting powers, preferences, rights, qualifications, limitations and restrictions of each series, so authorized. The Company has no present intention to issue shares of any series of Preferred Stock.

Common Stock - The Certificate authorizes 130,000,000 shares of Common Stock, par value $.10 per share. Subject to the prior rights of any series of Preferred Stock which may from time to time be authorized and outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available therefore when, and if declared by the board of directors and to receive pro rata the net assets of the Company legally available for distribution upon liquidation or dissolution.

Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter to be voted on by the holders of Common Stock, including the election of directors. All outstanding shares of Common Stock are fully paid and nonassessable.

Stock Award Plans - The Company maintains an Omnibus Stock Plan to grant certain stock awards, including stock options and restricted shares, to key employees of the Company. A maximum of 2,000,000 shares can be granted under this plan; 1,524,333 shares were available for future stock awards as of December 31, 1997.

The following schedule summarizes activity in the plans:

                                   Stock             Grant           Contractual
                                 Options             Price                 Lives
--------------------------------------------------------------------------------
Outstanding at
  Dec. 31, 1996                        -                 -                     -
    Granted in 1997              475,667            $18.00              10 years
--------------------------------------------------------------------------------
Outstanding at
  Dec. 31, 1997                  475,667            $18.00              10 years
================================================================================
Exercisable at
  Dec. 31, 1997                        -                 -                     -
================================================================================

During 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) which encourages, but does not require, a fair value based method of accounting for employee stock options of similar equity instruments. As permitted under SFAS No. 123, the Company has continued to account for employee stock options using the intrinsic value method outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized by the Company for its stock options. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and income per share for the year ended December 31, 1997 would have been as follows (in thousands, except per share amounts):

--------------------------------------------------------------------------------
Net income                                        As reported            $27,587
                                                     Adjusted            $26,978
================================================================================
Basic and diluted income per share                As reported            $   .67
                                                     Adjusted            $   .65
================================================================================

The adjusted effects to net income presented reflect compensation costs for all outstanding options which were granted in 1997. The compensation cost is being reflected over the options' vesting period of five years. Therefore, the full impact of calculating compensation costs of options granted during 1997 under SFAS No. 123 is not reflected.

The fair value per option at the date of grant for options granted in 1997 was $6.09. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for 1997:

Risk-free interest rate                                                    5.72%
-------------------------------------------------------------------------------
Expected dividend yield                                                    1.00%
-------------------------------------------------------------------------------
Expected volatility factor                                                25.00%
-------------------------------------------------------------------------------
Expected option term                                                    7 years
-------------------------------------------------------------------------------

7. Commitments and Contingencies

Employee Benefit Plans - The Company participates in a defined contribution profit-sharing plan and a savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all full-time employees with one or more years of continuous service. Annual profit-sharing contributions are determined by each company's board of directors, in accordance with the provisions of the plan. Profit-sharing plan expense aggregated approximately $4,030,000 in 1997, $3,611,000 in 1996 and $3,608,000 in 1995. The Company can elect to make contributions to the 401(k) plan at the discretion of the Company's board of directors. There were no Company contributions during 1997, 1996 or 1995.

Lease Commitments - The Company leases certain facilities and equipment under operating leases. Lease expense was $13,356,000 for 1997, $8,318,000 for 1996 and $7,088,000 for 1995.

Future minimum lease commitments under noncancelable lease agreements in excess of one year as of December 31, 1997 are as follows (in thousands):


1998                                                                     $ 8,352
1999                                                                       6,873
2000                                                                       4,747
2001                                                                       3,944
2002                                                                       3,111
Thereafter                                                                 4,739
--------------------------------------------------------------------------------
                                                                         $31,766
================================================================================

Litigation - In 1995, the United States Customs Service began an investigation of possible duties owed on imports of certain juice concentrates by a subsidiary of the Company. The Company has been advised by the United States Attorney for the Eastern District of New York that its subsidiary was not the target or the subject of a criminal investigation, although the United States Attorney is not bound by such statements. The Company believes, however, that the United States Customs Service will seek additional duties of approximately $4,000,000 and may seek civil monetary penalties against the subsidiary of the Company. The Company believes the disposition of this matter will not have a material adverse effect on the financial condition or results of operations of the Company, although there can be no assurance that the duties and penalties sought against the subsidiary will not exceed the Company's reserves for this matter.

The Company is subject to other routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the financial condition or results of operations of the Company.

8. Supplementary Data (Unaudited)

The Company's results of operations for each of the quarters in the years ended December 31, 1997 and 1996 are summarized below (in thousands, except per share data).

                                                                                Quarters ended (unaudited)
1997                                                                   March 31   June 30  September 30  December 31
--------------------------------------------------------------------------------------------------------------------
Gross revenues                                                         $403,705  $451,447      $466,408     $469,225
Cost of transportation and products                                     356,819   399,177       412,944      415,825
--------------------------------------------------------------------------------------------------------------------
Net revenues                                                             46,886    52,270        53,464       53,400
Income (loss) from operations                                            11,415    15,276        15,318       (9,930)
Net income (loss) from continuing operations                              7,426     9,807         9,885      (15,626)
Net income from discontinued operations                                     439       461           550          139
Gain on sale of discontinued operations, net                                  -         -             -       14,506
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $  7,865  $ 10,268      $ 10,435     $   (981)
====================================================================================================================

Basic net income (loss) per share:
 From continuing operations                                            $    .18  $    .24      $    .24     $   (.37)
 From discontinued operations                                               .01       .01           .01          .35
--------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share                                      $    .19  $    .25      $    .25     $   (.02)
====================================================================================================================

 Basic weighted average shares outstanding                               41,359    41,253        41,265       41,265
====================================================================================================================

Diluted net income (loss) per share:
 From continuing operations                                            $    .18  $    .24      $    .24     $   (.37)
 From discontinued operations                                               .01       .01           .01          .35
--------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share                                    $    .19  $    .25      $    .25     $   (.02)
====================================================================================================================
 Diluted weighted average shares outstanding                             41,359    41,253        41,265       41,330
====================================================================================================================

                                                                                Quarters ended (unaudited)
1996                                                                   March 31   June 30  September 30  December 31
--------------------------------------------------------------------------------------------------------------------
Gross revenues                                                         $361,936  $413,088      $413,585     $417,296
Cost of transportation and products                                     320,100   368,004       368,474      370,258
--------------------------------------------------------------------------------------------------------------------
Net revenues                                                             41,836    45,084        45,111       47,038
Income from operations                                                   10,474    13,875        13,509       12,171
Net income from continuing operations                                     6,719     8,966         8,673        8,084
Net income from discontinued operations                                     543       540           566          509
--------------------------------------------------------------------------------------------------------------------
Net income                                                             $  7,262  $  9,506      $  9,239     $  8,593
====================================================================================================================

Basic net income per share:
 From continuing operations                                            $    .16  $    .22      $    .21     $    .20
 From discontinued operations                                               .01       .01           .01          .01
--------------------------------------------------------------------------------------------------------------------
Basic net income per share                                             $    .17  $    .23      $    .22     $    .21
====================================================================================================================

 Basic weighted average shares outstanding                               42,929    41,434        41,425       41,406
====================================================================================================================

Diluted net income per share:
 From continuing operations                                             $   .16  $    .22      $    .21     $    .20
 From discontinued operations                                               .01       .01           .01          .01
--------------------------------------------------------------------------------------------------------------------
Diluted net income per share                                            $   .17  $    .23      $    .22     $    .21
====================================================================================================================

 Diluted weighted average shares outstanding                             42,929    41,434        41,425       41,406
====================================================================================================================

                   Report of Independent Public Accountants


To C.H. Robinson Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                            Arthur Andersen LLP

                                            /s/ Arthur Andersen LLP

Minneapolis, Minnesota,
February 6, 1998


                             Report of Management


The management of C.H. Robinson Worldwide, Inc., is responsible for the integrity and objectivity of the consolidated financial statements and other financial information contained in this annual report. The consolidated financial statements and related information were prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgments.

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safe-guarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Company, meets periodically and privately with the Company's independent public accountants as well as management to review accounting, auditing, internal control, financial reporting and other matters.


/s/ D.R. "Sid" Verdoorn                     /s/ Dale S. Hanson

D.R. "Sid" Verdoorn                         Dale S. Hanson
President and Chief Executive Officer       Chief Financial Officer

30