Form 10-K, Exhibit 13
period 1998-12-31
C H ROBINSON WORLDWIDE INC
filed 1999-03-26
CIK 1043277

                                                                      EXHIBIT 13
Selected Consolidated Financial and Operating Data


(Dollars in thousands,                                                                                       1997
 except per share data)                          1994           1995           1996           1997    as adjusted              1998

Statement of Operations Data (for the years ended December 31)
------------------------------------------------------------------------------------------------------------------------------------

Gross revenues                             $1,257,946     $1,445,975     $1,605,905     $1,790,785     $1,790,785        $2,038,139
Net revenues(1)                               135,599        160,094        179,069        206,020        206,020           245,666
Income from operations                         40,511         44,980         50,029         32,079         56,735(2)         68,443
Net income from continuing
  operations                                   24,141         29,455         32,442         11,492         36,148(2)         43,015
Net income from continuing
  operations per share
  (basic and diluted)                      $      .52     $      .67     $      .78     $      .28     $      .88(2)     $     1.04
Weighted average number of shares
  outstanding (in thousands)
     Basic                                     46,296         43,934         41,799         41,285         41,285            41,216
     Diluted                                   46,296         43,934         41,799         41,302         41,302            41,309
Dividends and distributions per share      $     .108     $     .130     $     .185     $    2.530     $     .210(3)     $     .250
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data (as of December 31)
------------------------------------------------------------------------------------------------------------------------------------

Working capital                            $   86,122     $   97,144     $  114,070     $  109,042     $  109,042        $  135,245
Total assets                                  246,528        285,517        320,780        340,628        340,628           409,116
Total long-term debt                                -              -              -              -              -                 -
Stockholders' investment                      112,784        133,339        154,428        138,981        138,981           169,518
------------------------------------------------------------------------------------------------------------------------------------

Operating Data (as of December 31)
------------------------------------------------------------------------------------------------------------------------------------

Branches                                           89             99            108            119            119               120
Employees                                       1,403          1,436          1,665          1,925          1,925             2,205
Average net revenues per branch            $    1,597     $    1,683     $    1,717     $    1,822     $    1,822        $    2,082
------------------------------------------------------------------------------------------------------------------------------------

(1) Net revenues are determined by deducting cost of transportation and products from gross revenues. See "Management's Discussion and Analysis."

(2) Excludes unusual charges and expenses of $24,656 related to our initial public offering.

(3) Excludes special dividends and distributions related to our initial public offering in October 1997.

Management's Discussion & Analysis

General

Gross revenues represent the total dollar value of services and goods we sell to our customers. Our costs of transportation and products include the contracted direct costs of transportation, including motor carrier, intermodal, ocean, air, and other costs, and the purchase price of the products we source. We act principally as a service provider to add value and expertise in the execution and procurement of these services for our customers. Our net revenues (gross revenues less cost of transportation and products) are the primary indicator of our ability to source, add value and resell services and products that are provided by third parties, and are considered by management to be our primary measurement of growth. Accordingly, the discussion of results of operations below focuses on the changes in our net revenues.

In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. In recent years, our operating income and income from continuing operations have been higher in the second and third quarters than in the first and fourth quarters. Seasonality in the transportation industry has not had a significant impact on our results of operations or cash flows in recent years. Also, inflation has not materially affected our operations due to the short-term, transactional basis of our business. However, we cannot fully predict the impact seasonality and inflation may have in the future.


1998 Compared to 1997

Revenues - Gross revenues for 1998 were $2.04 billion, an increase of 13.8% over $1.79 billion for 1997. Net revenues for 1998 were $245.7 million, an increase of 19.2% over $206.0 million for 1997, resulting from an increase in transportation services net revenues of 19.2% to $189.8 million, an increase in sourcing net revenues of 16.2% to $44.2 million, and an increase in information services net revenues of 33.8% to $11.6 million. Our net revenues are increasing at a faster rate than our gross revenues due to the different growth rates in the mix of our service lines. Our information services net revenues as a percentage of their gross revenues is the highest of our three lines, followed by our transportation business and finally our sourcing business.

The increase in transportation services net revenues resulted primarily from an increase in transaction volume. Net revenue per transaction on our truck business also increased slightly in 1998. During the fourth quarter of 1997, a high demand for trucks in the marketplace increased our cost of these transportation services, reducing our net revenue per transaction. The increase in transaction volume and net revenues was driven by significant expansion of business with current customers and from new domestic and international customers.

Sourcing net revenues increased by 16.2% due principally to net revenue growth from sourcing produce for our large retail chain customers and temporary opportunities created by adverse weather conditions in major produce growing


Results of Operations

The following table summarizes our net revenues by service line:


For the years ended December 31, (in thousands)                     1996            1997       change           1998       change
------------------------------------------------------------------------------------------------------------------------------------

Net revenues
   Transportation                                             $  133,246      $  159,260         19.5%    $  189,797        19.2%
   Sourcing                                                       39,252          38,060         (3.0)        44,229        16.2
   Information services                                            6,571           8,700         32.4         11,640        33.8
------------------------------------------------------------------------------------------------------------------------------------

        Total                                                 $  179,069      $  206,020         15.1%    $  245,666        19.2%
------------------------------------------------------------------------------------------------------------------------------------


The following table represents certain statement of operations data shown as percentages of our net revenues:

                                                                                                                1997
For the years ended December 31,                                                    1996         1997    as adjusted(1)     1998
------------------------------------------------------------------------------------------------------------------------------------

Net revenues                                                                       100.0%       100.0%         100.0%      100.0%
Selling, general and administrative expenses                                        72.1         72.5           72.5        72.1
Public offering charges and expenses                                                   -         12.0              -           -
------------------------------------------------------------------------------------------------------------------------------------

Income from operations                                                              27.9         15.5           27.5        27.9
Investment and other income                                                          1.7          1.4            1.4         1.1
------------------------------------------------------------------------------------------------------------------------------------

Income from continuing operations before provision for income taxes                 29.6         16.9           28.9        29.0
Provision for income taxes                                                          11.5         11.4           11.4        11.5
------------------------------------------------------------------------------------------------------------------------------------

Net income from continuing operations                                               18.1%         5.5%          17.5%       17.5%
------------------------------------------------------------------------------------------------------------------------------------


(1) Adjusted to exclude unusual charges and expenses of $24,656 related to our initial public offering in October 1997.

areas. Our branch network and relationships with produce growers worldwide provided us with sources of produce in this challenging market and provided growth to both the number of transactions and the profit per transaction. In addition, we entered into a new program with an international banana shipper in the first quarter of 1998, which added to our sourcing net revenue growth.

The increase in information services net revenues was the result of significant growth in transaction volume from new and existing customers.

Selling, General and Administrative Expenses - Selling, general and administrative expenses for 1998 were $177.2 million, an increase of 18.7% over $149.3 million for 1997. Selling, general and administrative expenses as a percentage of net revenues were 72.1% and 72.5% in 1998 and 1997. The decrease in selling, general and administrative expenses as a percentage of net revenues was due primarily to the elimination and consolidation of warehouse facilities in 1998.

Public Offering Charges and Expenses - On October 15, 1997, we recorded charges and expenses of $24.7 million for unusual items related to our initial public offering. This amount includes a non-recurring, non-cash charge of $21.6 million to conform with Securities and Exchange Commission requirements to account for stock issued to employees and for outstanding stock purchased by certain employees from retiring employees at prices below the initial public offering price under our previous book value plans during the 12 months preceding our initial public offering ("cheap stock"). These book value plans were terminated and have been replaced by stock-based incentive plans more typical of a publicly held company, including a stock incentive plan and an employee stock purchase program.

Income from Operations - Income from operations was $68.4 million for 1998, an increase of 20.6% over $56.7 million for 1997, excluding the non-recurring public offering charges and expenses. Income from operations, excluding the public offering charges and expenses, as a percentage of net revenues was 27.9% and 27.5% for 1998 and 1997. Income from operations, including the public offering charges and expenses incurred in 1997, increased 113.4% from 1997 to 1998.

Investment and Other Income - Investment and other income was $2.8 million for 1998, a decrease of 2.8% from $2.9 million for 1997.

Provision for Income Taxes - The effective income tax rates for continuing operations were 39.7% and 39.4% for 1998 and 1997, excluding the public offering charges and expenses incurred in 1997. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit. The majority of the $24.7 million in public offering charges and expenses in 1997 is not deductible for income tax purposes.

Net Income from Continuing Operations - Net income from continuing operations was $43.0 million for 1998, an increase of 19.0% over $36.1 million for 1997, excluding the public offering charges and expenses. Net income from continuing operations per share, excluding the public offering charges and expenses, increased by 18.2% to $1.04 (basic and diluted) for 1998 compared to $.88 (basic and diluted) for 1997. Net income from continuing operations for 1998 increased 274.3% from 1997 to 1998, including the effects of our 1997 public offering charges and expenses.

1997 Compared to 1996

Revenues - Gross revenues for 1997 were $1.79 billion, an increase of 11.5% over $1.61 billion for 1996. Net revenues for 1997 were $206.0 million, an increase of 15.1% over $179.1 million for 1996, resulting from an increase in transportation services net revenues of 19.5% to $159.3 million, a decrease in sourcing net revenues of 3.0% to $38.1 million, and an increase in information services net revenues of 32.4% to $8.7 million. Our net revenues are increasing at a faster rate than our gross revenues due to the different growth rates in the mix of our service lines. Our information services net revenues as a percentage of their gross revenues is the highest of our three lines, followed by our transportation business and finally our sourcing business.

The increase in transportation services net revenues resulted primarily from an increase in transaction volume offset by a slight decline in the net revenue per transaction. The increase in transaction volume and net revenues was driven by significant expansion of business with current customers and from new domestic and international customers. The decrease in net revenue per transaction was due primarily to a high demand for trucks in the marketplace during the fourth quarter of 1997, which increased the cost of these transportation services.

Sourcing net revenues decreased by 3.0% due to a reduction in net revenues from our ingredient divisions, a decline in net revenues from sales to produce wholesalers, and the elimination in December 1996 of a program to source and distribute various seafood and other products. These reductions were partially offset by net revenue growth from sourcing produce for our large retail chain customers, and by various expansions of warehouse sourcing services.

The increase in information services net revenues was the result of significant growth in transaction volume. Net revenue per transaction decreased slightly due to the increase in less expensive electronic transactions that have been growing faster than manual transactions.

Selling, General and Administrative Expenses - Selling, general and administrative expenses for 1997 were $149.3 million, an increase of 15.7% over $129.0 million for 1996. Selling, general and administrative expenses as a percentage of net revenues were 72.5% and 72.1% in 1997 and 1996. These increases were primarily due to increased personnel and warehouse costs associated with our growth.

Income from Operations - Income from operations, excluding the nonrecurring public offering charges and expenses, was $56.7 million for 1997, an increase of 13.4% over $50.0 million for 1996. Income from operations, excluding the public offering charges and expenses, as percentage of net revenues was 27.5% and 27.9% for 1997 and 1996. Income from operations, including the public offering charges and expenses, was $32.1million for 1997, a decrease of 35.9%.

Investment and Other Income - Investment and other income was $2.9 million for 1997, a decrease of 5.4% from $3.1 million for 1996. This decrease was the result of a special dividend paid on October 10, 1997 in conjunction with our initial public offering, which lowered the amount of cash available for investment.

Provision for Income Taxes - The majority of the $24.7 million in public offering charges and expenses is not deductible for income tax purposes. Excluding these charges and expenses, the effective income tax rates for continuing operations were 39.4% and 38.9% for 1997 and 1996. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

Net Income from Continuing Operations - Net income from continuing operations, excluding the public offering charges and expenses, was $36.1 million for 1997, an increase of 11.4% over $32.4 million for 1996. Net income from continuing operations per share, excluding the public offering charges and expenses, increased by 12.8% to $.88 (basic and diluted) for 1997 compared to $.78 (basic and diluted) for 1996, primarily due to an increase in net income and partly as a result of a decrease in shares outstanding due to our share repurchases. Net income from continuing operations for 1997, including the public offering charges and expenses, was $11.5 million, a decrease of 64.6%, or $.28 per share (basic and diluted), a decrease of 64.1%.

Liquidity and Capital Resources

We have historically generated substantial cash from operations which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $99.3 million and $62.5 million and available-for-sale securities totaled $30.7 million and $10.4 million as of December 31, 1998 and 1997. Working capital at December 31, 1998 and 1997 totaled $135.2 million and $109.0 million. We have had no long-term debt for the last five years and currently have no material commitments for future capital expenditures. We do not believe that the conversion to the euro will have a material business or financial impact on us.

During the fourth quarter of 1997, several transactions occurred related to the initial public offering, including the sale of our finance businesses. On October 10, 1997, we paid a special cash dividend of $1.50 per share ($61.9 million in the aggregate). We removed restrictions on October 13, 1997 on shares previously awarded to employees which generated a $40.5 million tax benefit. On October 14, 1997, we sold our finance businesses for $40.3 million and we declared and paid a liquidating distribution to stockholders of record on October 14, 1997 of $.95 per share ($39.2 million in the aggregate), the net proceeds resulting from this sale. Management does not anticipate any significant effects on our operations as a result of these non-recurring transactions.

We generated $77.6 million of positive cash flow from operations for 1998. This was unusually high due partly to the collection of our $17.3 million tax receivable resulting from transactions related to our initial public offering. We used $31.6 million of cash and cash equivalents for investing activities, including $20.3 million for net purchases of available-for-sale securities, $6.8 million for acquisitions, net of cash acquired, and $5.1 million to fund capital expenditures necessary for continued growth. We also used $9.2 million of cash and cash equivalents for financing activities, primarily to pay quarterly cash dividends. We have declared a $.07 per share dividend payable to shareholders of record as of March 8, 1999, payable on April 1, 1999.

Assuming no change in our current business plan, management believes that our available cash, together with expected future cash generated from operations, are expected to be sufficient to satisfy our anticipated needs for working capital, capital expenditures and cash dividends for all future periods. In addition, we have $17.5 million available under our two existing lines of credit both with interest rates of 6.1%, as of December 31, 1998. The lines of credit renew annually and do not restrict the payment of dividends. There were no borrowings under the lines of credit during 1998 or 1997. We expect to be able to renew these lines of credit in the future.

Impact of Year 2000

We have completed an assessment of our compliance with Year 2000 issues and will modify or replace portions of our hardware and software so that our computer systems will function properly with respect to dates after December 31, 1999. We have completed a majority of the modifications and are currently in the testing phase of our Year 2000 compliance process. This testing includes running test transactions with dates beyond December 31, 1999 through our systems to ensure that our daily, monthly and yearly processes accept the transactions, process and store them, and allow for extraction of the transaction data as needed to operate our business and generate our internal and external financial information. We are in the process of completing all such testing on our systems, with a majority of our testing to be completed by June 30, 1999.

Our existing general ledger, fixed assets and payroll systems are not Year 2000 compliant. We are in the process of replacing these systems. Our new general ledger system and fixed assets system are currently operational and running parallel to our existing systems, with expected full conversion to occur before June 30, 1999. Our expected completion date for the payroll system is June 30, 1999.

We do not anticipate any disruptions to be caused by embedded circuitry in our operational systems. Our information services line also has a commercial application from the Federal Reserve which is not Year 2000 compliant. A new version is expected by June 30, 1999. We do not anticipate that this will create any implementation problems on our scheduled timeline.

In addition, we are not aware of any material relationships with any customer, transportation carrier or produce supplier that would have a material impact on our business, results of operations or financial condition in the instance that these third parties would have material systems interruptions as a result of the Year 2000 situation. We have no single third-party relationship that accounts for more than 6% of our business.

Although we believe we have internally addressed our risks and have not discovered any material exposure with our third-party relationships, there are inherent risks that we may not meet our objectives by December 31, 1999 or that unforeseen circumstances may arise. We could experience business interruption in the event our systems would be unable to process information or would process information incorrectly. Additionally, we could suffer loss of business if a number of our third-party relationships, taken together, would have similar problems. It is impossible to fully assess the potential consequences in the event there are disruptions in such infrastructure areas as utilities, communications, transportation, banking and government. Any such business interruption could have a material adverse effect on our results of operations, liquidity, and financial condition depending on the severity and duration of the interruption. We are developing contingency plans in the event we are unable to complete remediation efforts or unidentified problems develop. We expect to have these plans in place by June 30, 1999.

We are using primarily internal resources for system modifications and testing. Total costs we have incurred, plus costs we plan to incur for programming, testing, purchase of Year 2000 testing software, and outside consultant costs are expected to be in the range of $500,000 to $600,000. The actual cost could exceed this estimate. These costs, however, are not expected to have a material effect on our financial condition, results of operations, or cash flows. We have incurred and expensed approximately $300,000 as of December 31, 1998. Our costs to replace the noncompliant systems mentioned above are not included in the range, as these replacements were planned to occur and we have not accelerated the replacement due to Year 2000 requirements. All other costs are being expensed as incurred.

Market Risk

We had approximately $130.0 million of cash and investments on December 31, 1998, approximately $99.3 million of which were cash and cash equivalents and $30.7 million of which were available for sale (non-trading) securities. Substantially all of the cash equivalents and available for sale securities are investment grade, fixed income securities from domestic issuers. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments; however, because we consider it unlikely that we would need or choose to substantially liquidate our investments, we believe that such an increase in interest rates would not have a material impact on our future earnings or cash flows. We also conduct business in foreign currencies and at times we enter into forward contracts to hedge against foreign currency exposure. There were no such contracts outstanding during 1998. We also have inventory which is subject to certain commodity price volatility, and we sometimes choose to hedge our positions with futures and options. We believe a reasonable near-term change in foreign currency exchange rates or commodity prices would not have a material impact on our future earnings or cash flows because the amount of our inventory and foreign currency exposure is not material.

Our discussion and analysis of our financial condition and results of operations, including our Year 2000 and market risk discussions, contain forward-looking statements, including our current assumptions about future financial performance, anticipated problems, estimated Year 2000 costs and our plans for future operations, which are subject to various risks and uncertainties. Our actual results may differ significantly. Further discussion of factors that may cause a difference may be found in an exhibit to the Company's Form 10-K filed with the Securities and Exchange Commission.

Consolidated Balance Sheets

(In thousands, except per share data)
As of December 31,


                                                                                                    1998                1997
Assets
--------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                                   $  99,341           $  62,497
   Available-for-sale securities                                                                  30,730              10,428
   Receivables, net of allowance for doubtful accounts of $12,412 and $8,936                     221,021             206,743
   Deferred tax benefit                                                                           12,821               4,781
   Prepaid expenses and other                                                                      7,442               5,797
   Inventories                                                                                     3,488               3,109
   Income taxes receivable                                                                             -              17,334
------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                       374,843             310,689
Property and equipment:
   Land, building and improvements                                                                     -               1,500
   Furniture, fixtures and equipment                                                              41,285              39,363
   Accumulated depreciation and amortization                                                     (21,801)            (18,637)
------------------------------------------------------------------------------------------------------------------------------
      Net property and equipment                                                                  19,484              22,226
Intangible assets, net of accumulated amortization of $8,576 and $13,400                          12,613               6,674
Other assets                                                                                       2,176               1,039
------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 409,116           $ 340,628
------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Investment
--------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                                            $ 192,908           $ 166,789
   Accrued expenses -
      Compensation and profit-sharing contribution                                                27,481              22,107
      Income taxes and other                                                                      19,209              12,751
------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                               239,598             201,647
------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 3 and 7)
Stockholders' investment:
   Preferred stock, $0.10 par value, 20,000 shares authorized;
         no shares issued or outstanding                                                               -                   -
   Common stock, $0.10 par value, 130,000 shares authorized;
         41,265 shares issued, 41,190 and 41,265 shares outstanding                                4,119               4,126
   Additional paid-in capital                                                                     62,054              62,108
   Retained earnings                                                                             106,178              73,465
   Cumulative other comprehensive loss                                                            (1,145)               (718)
   Treasury stock at cost (75 and 0 shares)                                                       (1,688)                  -
------------------------------------------------------------------------------------------------------------------------------
         Total stockholders' investment                                                          169,518             138,981
------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 409,116           $ 340,628
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

(In thousands, except per share data)
For the years ended December 31,

                                                                               1998                 1997                 1996
Gross revenues                                                           $2,038,139           $1,790,785           $1,605,905

Cost of transportation and products                                       1,792,473            1,584,765            1,426,836
-------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                                245,666              206,020              179,069
Selling, general and administrative expenses                                177,223              149,285              129,040
Public offering charges and expenses (Note 1)                                     -               24,656                    -
-------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                       68,443               32,079               50,029
Investment and other income                                                   2,844                2,927                3,095
-------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before provision
   for income taxes                                                          71,287               35,006               53,124
Provision for income taxes                                                   28,272               23,514               20,682
-------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                        43,015               11,492               32,442
-------------------------------------------------------------------------------------------------------------------------------
Net income from discontinued operations,
   net of taxes of $951 in 1997 and $1,474 in 1996                                -                1,589                2,158
Gain on sale of discontinued operations,
   net of taxes of $10,440 in 1997                                                -               14,506                    -
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                               $   43,015           $   27,587           $   34,600
-------------------------------------------------------------------------------------------------------------------------------

Basic net income per share:
   From continuing operations                                            $     1.04           $      .28           $      .78
   From discontinued operations                                                   -                  .39                  .05
-------------------------------------------------------------------------------------------------------------------------------
   Basic net income per share                                            $     1.04           $      .67           $      .83
-------------------------------------------------------------------------------------------------------------------------------

Diluted net income per share:
   From continuing operations                                            $     1.04           $      .28           $      .78
   From discontinued operations                                                   -                  .39                  .05
-------------------------------------------------------------------------------------------------------------------------------
   Diluted net income per share                                          $     1.04           $      .67           $      .83
-------------------------------------------------------------------------------------------------------------------------------

Basic weighted average shares outstanding                                    41,216               41,285               41,799
Dilutive effect of outstanding stock options                                     93                   17                    -
-------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                                  41,309               41,302               41,799
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Investment


(In thousands, except per share data)
For the years ended December 31, 1998, 1997 and 1996


                                                                                                Cumulative
                                                  Common               Additional               Other Com-                    Total
                                                  Shares                  Paid-In    Retained   prehensive   Treasury  Stockholders'
                                             Outstanding      Amount      Capital    Earnings         Loss      Stock    Investment
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                        43,407   $   4,340    $     704   $ 128,600    $    (305)   $     -     $ 133,339

Net income                                             -           -            -      34,600            -          -        34,600
Other comprehensive income:
Foreign currency
  translation adjustment                               -           -            -           -          (41)         -           (41)
                                                                                                                          ---------
Comprehensive income                                   -           -            -           -            -          -        34,559
                                                                                                                          ---------
Cash dividends, $.185 per share                        -           -            -      (7,655)           -          -        (7,655)

Incentive shares of common stock issued, net         200          20        1,031           -            -          -         1,051
Repurchase of common stock                        (2,232)       (223)      (1,735)     (4,908)           -          -        (6,866)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                        41,375       4,137            -     150,637         (346)         -       154,428

Net income                                             -           -            -      27,587            -          -        27,587
Other comprehensive income:
Foreign currency translation
  adjustment                                           -           -            -           -         (372)         -          (372)

                                                                                                                          ---------
Comprehensive income                                   -           -            -           -            -          -        27,215
                                                                                                                          ---------
Cash dividends and distributions,
   $2.53 per share                                     -           -            -    (104,400)           -          -      (104,400)

Incentive shares of common
   stock issued, net                                 239          24          919           -            -          -           943
Sale of common stock                                  25           3          100           -            -          -           103
Cheap stock charge (Note 1)                            -           -       21,596           -            -          -        21,596
Tax benefit on vesting
   of stock awards                                     -           -       40,539           -            -          -        40,539
Repurchase of common stock                          (374)        (38)      (1,046)       (359)           -          -        (1,443)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                        41,265       4,126       62,108      73,465         (718)         -       138,981


Net income                                             -           -            -      43,015            -          -        43,015
Other comprehensive income:
Foreign currency translation
   adjustment                                          -           -            -           -         (427)         -          (427)

                                                                                                                          ---------
Comprehensive income                                   -           -            -           -            -          -        42,588
                                                                                                                          ---------
Cash dividends, $.25 per share                         -           -            -     (10,302)           -          -       (10,302)

Sale of common stock                                  63           6         (115)          -            -      1,430         1,321
Tax benefit on deferred
   compensation plans                                  -           -           61           -            -          -            61
Repurchase of common stock                          (138)        (13)           -           -            -     (3,118)       (3,131)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                        41,190   $   4,119    $  62,054   $ 106,178    $  (1,145) $  (1,688)    $ 169,518
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)
For the years ended December 31,


                                                                                       1998                1997                1996
Operating Activities
---------------------------------------------------------------------------------------------
Net income                                                                        $  43,015           $  27,587           $  34,600
Adjustments to reconcile net income to net cash provided
   by operating activities -
      Depreciation and amortization                                                   8,521               8,684               7,604
      Cheap stock charge and incentive stock expense                                      -              21,596                 943
      Deferred income taxes                                                          (9,272)              4,842              (2,464)
      Gain on sale of discontinued operations, net of tax                                 -             (14,506)                  -
      Loss on sale of assets                                                            141                  82                  10
Changes in operating elements -
   Receivables                                                                      (11,056)            (35,808)            (22,019)
   Inventories                                                                         (374)              2,167               2,050
   Prepaid expenses and other                                                        (1,379)             (3,709)                344
   Accounts payable                                                                  20,027              26,413              14,482
   Accrued compensation and profit sharing contribution                               5,275               5,059                 159
   Accrued income taxes and other                                                    22,750              27,971                (359)

------------------------------------------------------------------------------------------------------------------------------------

   Net cash provided by operating activities                                         77,648              70,378              35,350
------------------------------------------------------------------------------------------------------------------------------------


Investing Activities
---------------------------------------------------------------------------------------------

Purchases of property and equipment                                                  (5,071)             (6,305)             (4,784)
Sales of property and equipment                                                       1,981               1,446                  80
Cash paid for acquisitions, net of cash acquired                                     (6,799)                  -                   -
Sales of long-term investments                                                            -               5,536                 115
Purchases of long-term investments                                                        -                   -              (5,267)
Sales/maturities of available-for-sale securities                                    37,594             113,576              33,719
Purchases of available-for-sale securities                                          (57,900)            (81,293)            (39,318)
Cash provided by discontinued operations                                                  -              24,653               3,707
Changes in other assets, net                                                         (1,380)             (2,321)               (966)

------------------------------------------------------------------------------------------------------------------------------------

   Net cash provided by (used for) investing activities                             (31,575)             55,292             (12,714)

------------------------------------------------------------------------------------------------------------------------------------


Financing Activities
---------------------------------------------------------------------------------------------
Sale of common stock                                                                  1,321                 103                   -

Repurchase of common stock                                                           (3,131)             (1,443)             (6,866)

Cash dividends and distributions                                                     (7,419)           (104,400)             (7,655)

------------------------------------------------------------------------------------------------------------------------------------

   Net cash used for financing activities                                            (9,229)           (105,740)            (14,521)

------------------------------------------------------------------------------------------------------------------------------------

   Net increase in cash and cash equivalents                                         36,844              19,930               8,115
Cash and cash equivalents, beginning of year                                         62,497              42,567              34,452
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                            $  99,341           $  62,497           $  42,567
------------------------------------------------------------------------------------------------------------------------------------


Supplemental cash flow information:
   Cash paid for income taxes                                                     $  34,848           $   9,678           $  22,662
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Including data applicable to unaudited periods)

1. Summary of Significant Accounting Policies

Basis of Presentation - C.H. Robinson Worldwide, Inc. and its Subsidiaries ("the Company," "we," "us," and "our") is a global provider of multimodal transportation services and logistics solutions through a network of 120 branch offices in 38 states throughout the United States, along with offices in Canada, Mexico, South America, Europe and Africa. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and its majority owned and controlled subsidiaries. Our finance businesses are presented in the accompanying consolidated statements of operations as discontinued operations (See Note 5). Minority interests in subsidiaries are not significant. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Initial Public Offering - On October 15, 1997, we completed an initial public offering of 10,578,396 shares of our common stock which were previously held by our employees. Pursuant to Securities Exchange Commission rules related to stock issued or sold to employees at prices below the initial public offering price for the 12 months preceding the date that the initial offering becomes effective ("cheap stock"), we recorded a $21,596,000 charge to expense at the effective date of the offering. This charge related to approximately 1,519,000 shares previously sold to employees or issued under incentive plans no longer in effect and represented the difference between the book value of shares sold and issued to employees and the offering price per share.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Revenue Recognition - Gross revenues consist of the total dollar value of goods and services purchased by customers. We act principally as the service provider for these transactions and recognize revenue as these services are rendered and goods are delivered.

Foreign Currency - All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Statement of operations items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of comprehensive income in our statement of stockholders' investment.

We provide products and services to numerous international customers. At times, we enter into forward contracts to hedge against foreign currency exposure related to these transactions. Upon settlement, resultant gains or losses on such contracts offset the impact of foreign currency rates on cash collected from accounts receivable. There are no open contracts at December 31, 1998.

Geographic Information - The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

                            1998          1997          1996
----------------------------------

Gross revenues
  United States       $1,935,191    $1,700,802    $1,527,278
  Other locations        102,948        89,983        78,627
------------------------------------------------------------
                      $2,038,139    $1,790,785    $1,605,905
------------------------------------------------------------


                                          1998          1997
------------------------------------------------
Long-lived assets
  United States                        $27,203       $26,399
  Other locations                        7,070         3,540
------------------------------------------------------------
                                       $34,273       $29,939
------------------------------------------------------------

Cash and Cash Equivalents - Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the instruments.

Available-For-Sale Securities - Available-for-sale securities consist of various debt and equity securities. The fair value of our available-for-sale securities equals the quoted market price where available or quoted market prices for similar securities, if a quoted market price is not available.

Inventories - Inventories consist primarily of produce, fruit concentrates and related products held for resale and are stated at the lower of cost or market.

Property and Equipment - Property and equipment additions are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line and accelerated methods over the following estimated lives of the assets:

                                                                      Years
--------------------------------------------------------------------------------
Building and improvements                                            3 - 37
Furniture, fixtures and equipment                                    3 - 10

Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

Intangible Assets - Intangible assets consist of customer lists, trade names, contracts, noncompete agreements, software and goodwill. Intangible assets are being amortized over their estimated economic lives, ranging from three to 20 years. We periodically evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable.

Income Per Share - Basic net income per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted net income per share are computed under the treasury stock method and are calculated to compute the dilutive effect of outstanding options, warrants and other securities.

Comprehensive Income - We have adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130). SFAS No. 130 requires the disclosure of other comprehensive income in our financial statements. Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from non-owner sources. Our foreign currency translation adjustment is currently our only component of other comprehensive income and is presented on our consolidated statements of stockholders' investment.

Segment Reporting - We have adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 establishes new accounting standards for segment reporting. No operational segment or customer information is required for us.

Recently Issued Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. We do not expect the adoption of SFAS No. 133 to have a material impact on our financial statements or disclosures contained therein.

2. Marketable Securities

We have classified all of our marketable securities as available-for-sale as of December 31, 1998 and 1997. Available-for-sale securities are carried at amortized cost, which approximates market value. The unrealized gains and losses are immaterial as the fair value approximates amortized cost. The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 1998 and 1997.

The following is a summary of marketable securities at December 31 (in thousands):

                                                    1998                 1997
----------------------------------------------------------

U.S. government and government
  agency obligations                             $ 1,803              $   767
State and local agency obligations                16,641                    -
Corporate bonds                                   11,183                8,822
Other debt securities                                999                  742
Equity securities                                    104                   97
--------------------------------------------------------------------------------
Available-for-sale securities                    $30,730              $10,428
--------------------------------------------------------------------------------

The contractual maturities of marketable securities at December 31 are stated below (in thousands):

                                                         1998             1997
---------------------------------------------------------------
Debt securities:
  Due within one year                                 $ 6,763          $   933
  Due after one year through five years                21,278            4,465
  Due after five years                                  2,585            4,933
--------------------------------------------------------------------------------
  Total debt securities with
    contractual maturities                             30,626           10,331
Equity securities                                         104               97
--------------------------------------------------------------------------------
                                                      $30,730          $10,428
--------------------------------------------------------------------------------

3. Lines of Credit

We have unsecured lines of credit with banks which provide for borrowings of up to $17,500,000 and expire on May 1, 1999. Interest on borrowings under the lines is at 1% above the banks' cost of funds (6.1% as of December 31, 1998). There were no borrowings under the lines of credit during 1998, 1997 or 1996.

Our credit agreements contain certain financial covenants. We were in compliance with such covenants at December 31, 1998.

4. Income Taxes

C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consisted of the following at December 31 (in thousands):

                                              1998          1997          1996
----------------------------------------------------
Tax provision:
  Federal                                 $ 29,974      $ 14,688      $ 19,060
  State                                      5,862         3,619         3,423
  Foreign                                    1,708           365           663
--------------------------------------------------------------------------------
                                            37,544        18,672        23,146
Deferred provision
  (benefit)                                 (9,272)        4,842        (2,464)
--------------------------------------------------------------------------------
    Total provision                       $ 28,272      $ 23,514      $ 20,682
--------------------------------------------------------------------------------

A reconciliation from the provision for income taxes using the statutory federal income tax rate to our effective income tax rate at December 31 is as follows:

                                       1998          1997            1996
---------------------------------------------
Federal statutory rate                 35.0%         35.0%           35.0%
State income taxes, net
  of federal benefit                    4.1           3.3             3.9
Public offering charges
  and expenses                            -          27.8               -
Foreign and other                        .6           1.1               -
--------------------------------------------------------------------------------
                                       39.7%         67.2%           38.9%
--------------------------------------------------------------------------------

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

                                                         1998            1997
---------------------------------------------------------------
Deferred income tax assets:
  Receivables                                        $  5,000        $  4,035
  State taxes                                           2,423             359
  Accrued expenses                                      5,401             344
  Amortization                                          3,026           2,468
  Accrued compensation                                    771              59
  Other                                                   830             830
Deferred income tax liabilities:
  Long-lived assets                                    (2,488)         (2,406)
  Other                                                   (19)            (17)
--------------------------------------------------------------------------------
                Net deferred income tax asset        $ 14,944        $  5,672
--------------------------------------------------------------------------------

5. Discontinued Operations

On October 14, 1997, we sold our finance businesses. As a result, we recorded a gain on the sale of $14,506,000, net of income taxes. These operations were reported as discontinued operations in the accompanying consolidated financial statements. Summary condensed financial information for the discontinued segment for the years ended December 31 is as follows (in thousands):

                                                         1997            1996
---------------------------------------------------------------
Revenues                                             $ 12,996        $ 12,870
Expenses                                               10,456           9,238
--------------------------------------------------------------------------------
Income from discontinued
        operations                                   $  2,540        $  3,632
--------------------------------------------------------------------------------

6. Capital Stock and Stock Award Plans

Preferred Stock - Our Certificate of Incorporation (Certificate) authorizes the issuance of 20,000,000 shares of Preferred Stock, par value $.10 per share, none of which are issued or outstanding. The Preferred Stock may be issued by resolution of our board of directors from time to time without any action of the stockholders. The Preferred Stock may be issued in one or more series and the board of directors may fix the designation and relative powers, including voting powers, preferences, rights, qualifications, limitations and restrictions of each series, so authorized. The issuance of any such series may have an adverse effect on the rights of holders of Common Stock or impede the completion of a merger, tender offer or other takeover attempt. We have no present intention to issue shares of any series of Preferred Stock.

Common Stock - The Certificate authorizes 130,000,000 shares of Common Stock, par value $.10 per share. Subject to the prior rights of any series of Preferred Stock which may from time to time be authorized and outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available when, and if declared by the board of directors and to receive pro rata the net assets of the Company legally available for distribution upon liquidation or dissolution.

Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter to be voted on by the holders of Common Stock, including the election of directors. Holders of Common Stock are not entitled to cumulative voting, which means that the holders of more than 50% of the outstanding Common Stock can elect all of the directors of any class if they choose to do so. The stockholders do not have preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable.

Share Repurchase Program - In conjunction with our initial public offering, our board of directors authorized the repurchase of 1,000,000 common shares for reissuance upon the exercise of employee stock options and other stock award plans. During 1998, we purchased approximately 138,000 shares of our common stock for the treasury at an aggregate cost of $3,131,000.

Stock Award Plans - We have an Omnibus Stock Plan to grant certain stock awards, including stock options at fair market value and restricted shares, to our key employees and outside directors. A maximum of 2,000,000 shares can be granted under this plan; 1,567,954 shares were available for stock awards as of December 31, 1998.

The following schedule summarizes activity in the plans:

                                                Stock       Grant    Contractual
                                              Options       Price          Lives
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1996                                 -           -              -
    Granted in 1997                           475,667      $18.00       10 years
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1997                           475,667      $18.00       10 years
    Terminated in 1998                        (43,621)     $18.00       10 years
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1998                           432,046      $18.00       10 years
--------------------------------------------------------------------------------
Exercisable at
  December 31, 1998                                -           -              -
--------------------------------------------------------------------------------

We follow the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. As permitted under SFAS No. 123, we have continued to account for employee stock options using the intrinsic value method outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we have not recognized any compensation expense for our stock options. Had compensation expense for our stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, our net income and income per share would have been as follows (in thousands, except per share amounts):

                                                     1998               1997
-----------------------------------------------------------
Net income                As reported             $43,015            $27,587
                             Adjusted             $42,460            $26,978
--------------------------------------------------------------------------------

Basic and diluted net
  income per share        As reported             $  1.04            $   .67
                             Adjusted             $  1.03            $   .65
--------------------------------------------------------------------------------

The adjusted effects to net income presented reflect compensation costs for all outstanding options which were granted during 1997. The compensation cost is being reflected over the options' vesting period of five years. Therefore, the full impact of calculating compensation costs of options under SFAS No. 123 is not reflected.

The fair value per option at the date of grant for options granted in 1997 was $6.09. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate                                    5.72%
--------------------------------------------------------------------------------
Expected dividend yield                                    1.00%
--------------------------------------------------------------------------------
Expected volatility factor                                25.00%
--------------------------------------------------------------------------------
Expected option term                                     7 years
--------------------------------------------------------------------------------

7. Commitments and Contingencies

Employee Benefit Plans - We participate in a defined contribution profit-sharing plan and a savings plan which qualifies under Section 401(k) of the Internal Revenue Code and covers all full-time employees with one or more years of continuous service. Annual profit-sharing contributions are determined by each company's board of directors, in accordance with the provisions of the plan. Profit-sharing plan expense aggregated approximately $4,560,000 in 1998, $4,030,000 in 1997 and $3,611,000 in 1996. We can elect to make contributions to the 401(k) plan at the discretion of our board of directors. There were no Company contributions during 1998, 1997 or 1996.

Lease Commitments - We lease certain facilities, equipment and automobiles under operating leases. Lease expense was $14,376,000 for 1998, $13,356,000 for 1997 and $8,318,000 for 1996.


Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 1998 are as follows (in thousands):

1999                                                    $  8,409
2000                                                       5,828
2001                                                       4,605
2002                                                       3,033
2003                                                       1,734
Thereafter                                                   873
--------------------------------------------------------------------------------
                                                        $ 24,482
--------------------------------------------------------------------------------

Litigation - In 1995, the United States Customs Service began an investigation of possible duties owed on imports of certain juice concentrates by Daystar-Robinson, Inc. (Daystar), a subsidiary of the Company. We have been advised by the United States Attorney for the Eastern District of New York that Daystar was not the target or the subject of a criminal investigation, although the United States Attorney is not bound by such statements. We believe, however, that the U.S. Customs Service will seek additional duties of approximately $4,000,000 and may seek civil monetary penalties against Daystar. We believe the disposition of this matter will not have a material adverse effect on our financial condition or results of operations, although there can be no assurance that the duties and penalties sought against Daystar will not exceed our reserves for this matter.

We are currently not otherwise subject to any pending or threatened litigation, other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our financial condition or results of operations.

8. Supplementary Data (Unaudited)

Our results of operations for each of the quarters in the years ended December 31, 1998 and 1997 are summarized below (in thousands, except per share data).


                                                                                         Quarters Ended (Unaudited)
1998                                                                    March 31          June 30     September 30      December 31
------------------------------------------------------------------------------------------------------------------------------------
Gross revenues                                                         $ 468,189        $ 546,672        $ 516,181        $ 507,097
Cost of transportation and products                                      412,968          483,380          452,422          443,703
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                              55,221           63,292           63,759           63,394
Income from operations                                                    13,354           18,621           18,933           17,535
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                             $   8,374        $  11,612        $  11,911        $  11,118
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net income per share                                 $     .20        $     .28        $     .29        $     .27
------------------------------------------------------------------------------------------------------------------------------------
Basic weighted average shares outstanding                                 41,251           41,215           41,203           41,195
Dilutive effect of outstanding stock options                                 101              100               89               82
------------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                               41,352           41,315           41,292           41,277
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         Quarters Ended (Unaudited)
1997                                                                    March 31          June 30     September 30      December 31
------------------------------------------------------------------------------------------------------------------------------------
Gross revenues                                                         $ 403,705        $ 451,447        $ 466,408        $ 469,225
Cost of transportation and products                                      356,819          399,177          412,944          415,825
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                              46,886           52,270           53,464           53,400
Income (loss) from operations                                             11,415           15,276           15,318           (9,930)
Net income (loss) from continuing operations                               7,426            9,807            9,885          (15,626)
Net income from discontinued operations                                      439              461              550              139
------------------------------------------------------------------------------------------------------------------------------------
Gain on sale of discontinued operations, net                                   -                -                -           14,506
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $   7,865        $  10,268        $  10,435        $    (981)
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net income (loss) per share:
  From continuing operations                                           $     .18        $     .24        $     .24        $    (.37)
  From discontinued operations                                               .01              .01              .01              .35
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net income (loss) per share                          $     .19        $     .25        $     .25        $    (.02)
------------------------------------------------------------------------------------------------------------------------------------
Basic weighted average shares outstanding                                 41,359           41,253           41,265           41,265
Dilutive effect of outstanding stock options                                   -                -                -               65
------------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                               41,359           41,253           41,265           41,330
------------------------------------------------------------------------------------------------------------------------------------

Report of Independent Public Accountants

To C.H. Robinson Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Minneapolis, Minnesota,
February 4, 1999


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

/s/ D.R. "Sid" Verdoorn

D.R. "Sid" Verdoorn
Chairman of the Board, President
and Chief Executive Officer

/s/ John P. Wiehoff

John P. Wiehoff
Senior Vice President, Office of the President and Chief Financial Officer