Form 10-K, Exhibit 13
period 1999-12-31
C H ROBINSON WORLDWIDE INC
filed 2000-03-24
CIK 1043277

10                                                                    EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
C.H. Robinson Worldwide, Inc. and Subsidiaries

For the years ended December 31,                            1999         1998         1997            1997         1996         1995
                                                                               as adjusted
Statement of Operations Data (In thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------
Gross revenues                                        $2,261,027   $2,038,139   $1,790,785      $1,790,785   $1,605,905   $1,445,975
Net revenues(1)                                          293,283      245,666      206,020         206,020      179,069      160,094
Income from operations                                    83,828       68,443       56,735/(2)/     32,079       50,029       44,980
Net income from continuing
        operations                                        53,349       43,015       36,148/(2)/     11,492       32,442       29,455
Net income from continuing
        operations per share
        (basic and diluted)                           $     1.29   $     1.04   $      .88/(2)/ $      .28   $      .78   $      .67
Weighted average number of shares
        outstanding (in thousands)
                Basic                                     41,228       41,216       41,285          41,285       41,799       43,934
                Diluted                                   41,503       41,309       41,302          41,302       41,799       43,934
Dividends and distributions
        per share                                     $     .290   $     .250   $     .210/(3)/ $    2.530   $     .185   $     .130
------------------------------------------------------------------------------------------------------------------------------------


Balance Sheet Data As of December 31 (In thousands)
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                       $   67,158   $  135,245   $  109,042      $  109,042   $  114,070   $   97,144
Total assets                                             522,661      409,116      340,628         340,628      320,780      285,517
Total long-term debt                                           -            -            -               -            -            -
Stockholders' investment                                 246,767      169,518      138,981         138,981      154,428      133,339
------------------------------------------------------------------------------------------------------------------------------------


Operating Data (Dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Branches                                                     131          120          119             119          108           99
Employees                                                  3,125        2,205        1,925           1,925        1,665        1,436
Average net revenues per branch                       $    2,263   $    2,082   $    1,822      $    1,822   $    1,717   $    1,683
------------------------------------------------------------------------------------------------------------------------------------

/(1)/ Net revenues are determined by deducting cost of transportation and products from gross revenues. See "Management's Discussion and Analysis."
/(2)/ Excludes unusual charges and expenses of $24,656 related to our initial public offering in October 1997.
/(3)/ Excludes special dividends and distributions related to our initial public offering in October 1997.

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

In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. In recent years, our operating income and income from continuing operations have been lower in the first quarter than in the other three quarters. Seasonality in the transportation industry has not had a significant impact on our results of operations or our cash flows in recent years. Also, inflation has not materially affected our operations due to the short-term, transactional basis of our business. However, we cannot fully predict the impact seasonality and inflation may have in the future.

Results of Operations

The following table summarizes our net revenues by service line:

For the years ended December 31, (Dollars in thousands)        1999           1998         Change           1997       Change
------------------------------------------------------------------------------------------------------------------------------------
Net revenues
     Transportation                                        $233,848       $189,797           23.2%      $159,260         19.2%
     Sourcing                                                42,759         44,229           (3.3)        38,060         16.2
     Information services                                    16,676         11,640           43.3          8,700         33.8
------------------------------------------------------------------------------------------------------------------------------------
        Total                                              $293,283       $245,666           19.4%      $206,020         19.2%
====================================================================================================================================

The following table represents certain statement of operations data shown as percentages of our net revenues:

                                                                                                                        1997
For the years ended December 31,                                              1999           1998          1997    as adjusted /(1)/
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                                 100.0%         100.0%        100.0%         100.0%
Selling, general and administrative expenses                                  71.4           72.1          72.5           72.5
Public offering charges and expenses                                            --             --          12.0             --
------------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                        28.6           27.9          15.5           27.5
Investment and other income                                                    1.6            1.1           1.4            1.4
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before provision for income taxes           30.2           29.0          16.9           28.9
Provision for income taxes                                                    12.0           11.5          11.4           11.4
------------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                         18.2%          17.5%          5.5%          17.5%
====================================================================================================================================

/(1)/ Adjusted to exclude unusual charges and expenses of $24,656 related to our initial public offering in October 1997.

1999 Compared to 1998

Revenues - Gross revenues for 1999 were $2.26 billion, an increase of 10.9% over $2.04 billion for 1998. Net revenues for 1999 were $293.3 million, an increase of 19.4% over $245.7 million for 1998, resulting from an increase in transportation net revenues of 23.2% to $233.8 million, a decrease in sourcing net revenues of 3.3% to $42.8 million, and an increase in information services net revenues of 43.3% to $16.7 million. Our net revenues increased at a faster rate than our gross revenues due to the different growth rates in the mix of our service lines. Our information services net revenues as a percentage of gross revenues was highest of our three lines, followed by our transportation business and finally our sourcing business.

The increase in transportation net revenues of 23.2% resulted from internal growth of approximately 18% and growth from current year acquisitions of approximately 5%. Revenue per transaction remained relatively consistent from 1998 to 1999. The increase in transaction volume and net revenues was driven by significant expansion of business with current customers and from new domestic and international customers.

Sourcing net revenues decreased by 3.3% due principally to difficult comparisons caused by abnormal net revenue growth of 16.2% during 1998. During 1998, adverse weather conditions in major produce growing areas created temporary opportunities for us. We continued to expand our sourcing business with large retailers, but this was offset by a decline in business with produce wholesalers.

The increase in information services net revenues was the result of significant growth in transaction volume from new and existing customers and growth in market share due to consolidation of our competitors in the information services industry.

Selling, General and Administrative Expenses - Selling, general and administrative expenses for 1999 were $209.5 million, an increase of 18.2% over $177.2 million for 1998. Selling, general and administrative expenses as a percentage of net revenues were 71.4% and 72.1% in 1999 and 1998. The decrease in selling, general and administrative expenses as a percentage of net revenues was due primarily to cost containment efforts in fixed cost areas while growing net revenues at 19.4%.

Income from Operations - Income from operations was $83.8 million for 1999, an increase of 22.5% over $68.4 million for 1998. Income from operations as a percentage of net revenues was 28.6% and 27.9% for 1999 and 1998.

Investment and Other Income - Investment and other income was $4.6 million for 1999, an increase of 63.5% from $2.8 million for 1998. This increase was the result of the growth in cash and investments throughout the year. In late December 1999, we used $100 million of our cash and investments to purchase American Backhaulers, Inc., which we expect will reduce our investment and other income in 2000.

Provision for Income Taxes - The effective income tax rate was 39.7% for both 1999 and 1998. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

Net Income - Net income was $53.3 million for 1999, an increase of 24.0% over $43.0 million for 1998. Net income per share increased by 24.0% to $1.29 (basic and diluted) for 1999 compared to $1.04 (basic and diluted) for 1998.

1998 Compared to 1997

Revenues - Gross revenues for 1998 were $2.04 billion, an increase of 13.8% over $1.79 billion for 1997. Net revenues for 1998 were $245.7 million, an increase of 19.2% over $206.0 million for 1997, resulting from an increase in transportation net revenues of 19.2% to $189.8 million, an increase in sourcing net revenues of 16.2% to $44.2 million, and an increase in information services net revenues of 33.8% to $11.6 million. Our net revenues increased at a faster rate than our gross revenues due to the different growth rates in the mix of our service lines. Our information services net revenues as a percentage of gross revenues was highest of our three lines, followed by our transportation business and finally our sourcing business.

The increase in transportation net revenues resulted primarily from an increase in transaction volume. Net revenue per transaction on our third-party truck business also increased slightly in 1998. During the fourth quarter of 1997, a high demand for trucks in the marketplace increased our cost, reducing our net revenue per transaction. The increase in transaction volume and net revenues was driven by significant expansion of business with current customers and from new domestic and international customers.

Sourcing net revenues increased by 16.2% due principally to growth from sourcing produce for our large retail chain customers and temporary opportunities created by adverse weather conditions in major produce growing areas. In this challenging market, our branch network and relationships with produce growers worldwide provided us with sources of produce, growing both the number of transactions and the profit per transaction. In addition, we entered into a new program with an international banana shipper in the first quarter of 1998, which added to our sourcing growth.

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

Income from Operations - Income from operations was $68.4 million for 1998, an increase of 20.6% over $56.7 million for 1997, excluding the non-recurring public offering charges and expenses. Income from operations, excluding the public offering charges and expenses, as percentage of net revenues was 27.9% and 27.5% for 1998 and 1997. Income from operations, including the public offering charges and expenses incurred in 1997, increased 113.4% from 1997 to 1998.

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

Net Income from Continuing Operations - Net income from continuing operations was $43.0 million for 1998, an increase of 19.0% over $36.1 million for 1997, excluding the public offering charges and expenses. Net income from continuing operations per share, excluding the public offering charges and expenses, increased by 18.2% to $1.04 (basic and diluted) for 1998 compared to $.88 (basic and diluted) for 1997. Net income from continuing operations for 1998 increased 274.3% from 1997 to 1998, including the effects of our public offering charges and expenses.

Liquidity and Capital Resources

We have historically generated substantial cash from operations which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $49.6 million and $99.3 million and available-for-sale securities totaled $0 and $30.7 million as of December 31, 1999 and 1998. In conjunction with our December 1999 acquisition of all of the operations and certain assets and liabilities of American Backhaulers, Inc.
(ABH), we used $100.0 million of our cash and cash equivalents on hand. This was the primary reason our working capital decreased from $135.2 million at December 31, 1998 to $67.2 million at December 31, 1999. In addition, we entered into a new debt facility to fund our expected short-term cash needs. We have had no long-term debt for the last five years and have no material commitments for future capital expenditures. We have not experienced, nor do we believe that the conversion to the euro will have a material business or financial impact on us.

During the fourth quarter of 1997, several transactions occurred related to our initial public offering including the sale of our finance businesses. On October 10, 1997, we paid a special cash dividend of $1.50 per share ($61.9 million in the aggregate). We removed restrictions on October 13, 1997 on shares previously awarded to employees which generated a $40.5 million tax benefit. On October 14, 1997 we sold our finance businesses for $40.3 million and we declared and paid a liquidating distribution to stockholders of record on October 14, 1997 of $.95 per share ($39.2 million in the aggregate), the net proceeds resulting from this sale.

We generated $51.9 million, $77.6 million and $70.4 million of cash flow from operations for 1999, 1998 and 1997. This was due to net income generated, offset by increases in our working capital resulting from our growth. Our net cash provided by operating activities was higher in 1998 than 1999 due primarily to the timing of federal income tax payments. We had a $17.3 million income tax receivable as of December 31, 1997, which was collected in 1998.

We used $88.8 million and $31.6 million of cash flow for investing activities for 1999 and 1998 and generated $55.3 million of cash flow from investing activities in 1997. The cash used in 1999 was due to $112.2 million spent for acquisitions and $9.4 million to fund capital expenditures necessary for continued growth, offset by $30.5 million generated by sales and maturities of available-for-sale securities (net of purchases). Comparing 1999 to 1998, the effects of selling our available-for-sale securities and funding the acquisition of ABH accounted for a majority of the excess cash used for investing activities.

We also used $12.7 million, $9.2 million and $105.7 million of cash flow for financing activities for 1999, 1998 and 1997. This was due primarily to quarterly cash dividends and distributions and share repurchases for our employee stock plans. We have declared an $.08 per share dividend payable to shareholders of record as of March 8, 2000 payable on April 3, 2000. In 1997, we paid special dividends and distributions of $101.1 million in conjunction with our initial public offering and the sale of our finance businesses.

Assuming no change in our current business plan, management believes that our available cash, together with expected future cash generated from operations and the amounts available under our line of credit, are sufficient to satisfy our anticipated needs for working capital, capital expenditures and cash dividends for all future periods. Our board of directors has authorized two stock repurchase plans, which allow management to repurchase up to a total of 3,000,000 shares of our common stock for reissuance upon the exercise of employee stock options and other stock plans. Any purchases would be made from available cash or cash generated from future operations. As of December 31, 1999, we had purchased a total of 223,000 shares. We have $40.0 million available under an existing line of credit at an interest rate of 6.4%, as of December 31, 1999. The line of credit expires on December 16, 2002 and does not restrict the payment of dividends. We were in compliance with all covenants of the agreement as of December 31, 1999. There were no borrowings during 1999 or 1998.

Impact of Year 2000

We have not experienced any material disruptions or other problems with our internal computer systems related to the Year 2000 issue. In addition, we are not aware of any material systems interruptions with any customer, produce supplier or transportation carrier that has had a material impact on our business as a result of Year 2000. We have no single third-party relationship that accounts for more than 6% of our business.

Total costs we have incurred for programming, testing, purchase of Year 2000 testing software, and outside consultant costs approximated $600,000. Our costs to replace noncompliant systems are not included in this amount, as these replacements were planned to occur and were not accelerated due to Year 2000 requirements.

Market Risk

We had approximately $49.6 million of cash and cash equivalents on December 31, 1999. Substantially all of the cash equivalents are money market securities from domestic issuers. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future earnings due to the short-term nature of our investing practices. We also have inventory which is subject to certain commodity price volatility, and we sometimes choose to hedge our positions with futures and options. We believe a reasonable near-term change in foreign currency exchange rates or commodity prices would not have a material impact on our future earnings or cash flows because the amount of our inventory and foreign currency exposure is not material.

Our discussion and analysis of our financial condition and results of operations, including our market risk discussions, contain forward-looking statements, including our current assumptions about future financial performance and our plans for future operations are subject to various risks and uncertainties. Our actual results may differ significantly. Further discussion of factors that may cause a difference may be found in an exhibit to the Company's Form 10-K filed with the Securities and Exchange Commission.

Consolidated Balance Sheets
C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
As of December 31,                                                                        1999         1998

Assets
-------------------------------------------------------------------------------------------------------------
Current assets:
        Cash and cash equivalents                                                    $  49,637    $  99,341
        Available-for-sale securities                                                        -       30,730
        Receivables, net of allowance for doubtful accounts of $18,280 and $12,412     270,296      221,021
        Deferred tax benefit                                                            18,480       12,821
        Prepaid expenses and other                                                       2,854        7,442
        Inventories                                                                      1,785        3,488
-------------------------------------------------------------------------------------------------------------
                Total current assets                                                   343,052      374,843

Property and equipment                                                                  51,387       41,285
        Accumulated depreciation and amortization                                      (26,640)     (21,801)
-------------------------------------------------------------------------------------------------------------
                Net property and equipment                                              24,747       19,484

Goodwill, net of accumulated amortization of $1,729 and $630                           144,625        8,485
Other intangible assets, net of accumulated amortization of $4,396 and $7,946            8,951        4,128
Other assets                                                                             1,286        2,176
-------------------------------------------------------------------------------------------------------------
                                                                                     $ 522,661     $409,116
=============================================================================================================


Liabilities and Stockholders' Investment
-------------------------------------------------------------------------------------------------------------
Current liabilities:
        Accounts payable                                                             $ 231,592     $192,908
        Accrued expenses -
                Compensation and profit-sharing contribution                            28,115       27,481
                Income taxes and other                                                  16,187       19,209
-------------------------------------------------------------------------------------------------------------
                        Total current liabilities                                      275,894      239,598
-------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 4 and 8)
Stockholders' investment:
        Preferred stock, $.10 par value, 20,000 shares authorized;
                no shares issued or outstanding                                              -            -
        Common stock, $.10 par value, 130,000 shares authorized;
                42,386 shares issued, 42,284 and 41,190 outstanding                      4,228        4,119
        Additional paid-in capital                                                      98,958       62,054
        Retained earnings                                                              147,586      106,178
        Cumulative other comprehensive loss                                             (1,053)      (1,145)
        Treasury stock at cost (102 and 75 shares)                                      (2,952)      (1,688)
-------------------------------------------------------------------------------------------------------------
                        Total stockholders' investment                                 246,767      169,518
-------------------------------------------------------------------------------------------------------------
                                                                                     $ 522,661    $ 409,116
=============================================================================================================

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
C.H. Robinson Worldwide, Inc. and Subsidiaries


(In thousands, except per share data)
For the years ended December 31,                        1999          1998       1997
------------------------------------------------------------------------------------------
Gross revenues                                       $2,261,027   $2,038,139   $1,790,785
Cost of transportation and products                   1,967,744    1,792,473    1,584,765
------------------------------------------------------------------------------------------
Net revenues                                            293,283      245,666      206,020
Selling, general and administrative expenses            209,455      177,223      149,285
Public offering charges and expenses (Note 1)                 -            -       24,656
------------------------------------------------------------------------------------------
Income from operations                                   83,828       68,443       32,079
Investment and other income                               4,649        2,844        2,927
------------------------------------------------------------------------------------------
Income from continuing operations before provision
        for income taxes                                 88,477       71,287       35,006
Provision for income taxes                               35,128       28,272       23,514
------------------------------------------------------------------------------------------
Net income from continuing operations                    53,349       43,015       11,492
------------------------------------------------------------------------------------------
Net income from discontinued operations,
        net of taxes of $951 in 1997                          -            -        1,589
Gain on sale of discontinued operations,
        net of taxes of $10,440 in 1997                       -            -       14,506
------------------------------------------------------------------------------------------
Net income                                           $   53,349   $   43,015   $   27,587
==========================================================================================

Basic net income per share:
        From continuing operations                   $     1.29   $     1.04   $      .28
        From discontinued operations                          -            -          .39
------------------------------------------------------------------------------------------
        Basic net income per share                   $     1.29   $     1.04   $      .67
==========================================================================================

Diluted net income per share:
        From continuing operations                   $     1.29   $     1.04   $      .28
        From discontinued operations                          -            -          .39
------------------------------------------------------------------------------------------
        Diluted net income per share                 $     1.29   $     1.04   $      .67
==========================================================================================

Basic weighted average shares outstanding                41,228       41,216       41,285
Dilutive effect of outstanding stock options                275           93           17
------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding              41,503       41,309       41,302
==========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31, 1999, 1998 and 1997

                                                                                              Cumulative
                                             Common               Additional                  Other Com-                       Total
                                             Shares                  Paid-In      Retained    prehensive    Treasury   Stockholders'
                                        Outstanding     Amount       Capital      Earnings          Loss       Stock      Investment
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                 41,375       $4,137    $        -     $ 150,637    $     (346)    $       -    $ 154,428

Net income                                      -            -             -        27,587             -             -       27,587
Other comprehensive income:
Foreign currency translation adjustment         -            -             -             -          (372)            -         (372)
                                                                                                                          ----------
Comprehensive income                            -            -             -             -             -             -       27,215
                                                                                                                          ==========
Cash dividends and distributions,
        $2.53 per share                         -            -             -      (104,400)            -             -     (104,400)
Incentive shares of common
        stock issued, net                     239           24           919             -             -             -          943
Sale of common stock                           25            3           100             -             -             -          103
Cheap stock charge (Note 1)                     -            -        21,596             -             -             -       21,596
Tax benefit on vesting of stock awards          -            -        40,539             -             -             -       40,539
Repurchase of common stock                   (374)         (38)       (1,046)         (359)            -             -       (1,443)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 41,265        4,126        62,108        73,465          (718)            -      138,981

Net income                                      -            -             -        43,015             -             -       43,015
Other comprehensive income:
Foreign currency translation adjustment         -            -             -             -          (427)            -         (427)
                                                                                                                          ----------
Comprehensive income                            -            -             -             -             -             -       42,588
                                                                                                                          ==========
Cash dividends, $.25 per share                  -            -             -       (10,302)            -             -      (10,302)
Sale of common stock                           63            6          (115)            -             -         1,430        1,321
Tax benefit on deferred compensation plans      -            -            61             -             -             -           61
Repurchase of common stock                   (138)         (13)            -             -             -        (3,118)      (3,131)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                 41,190        4,119        62,054       106,178        (1,145)       (1,688)     169,518

Net income                                      -            -             -        53,349             -             -       53,349
Other comprehensive income:
Foreign currency translation adjustment         -            -             -             -            92             -           92
                                                                                                                          ----------
Comprehensive income                            -            -             -             -             -             -       53,441
                                                                                                                          ==========
Cash dividends, $.29 per share                  -            -             -       (11,941)            -             -      (11,941)
Sale of common stock                           58            6            51             -             -         1,472        1,529
Stock issued in acquisition (Note 2)        1,121          112        36,813             -             -             -       36,925
Tax benefit on deferred compensation plans      -            -            40             -             -             -           40
Repurchase of common stock                    (85)          (9)            -             -             -        (2,736)      (2,745)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                 42,284    $   4,228       $98,958     $ 147,586     $  (1,053)      $(2,952)   $ 246,767
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
C.H. Robinson Worldwide, Inc. and Subsidiaries


(In thousands)
For the years ended December 31                                                      1999         1998         1997

Operating Activities
----------------------------------------------------------------------------------------------------------------------
Net income                                                                        $  53,349    $  43,015    $  27,587
Adjustments to reconcile net income to net cash provided
  by operating activities -
     Depreciation and amortization                                                   10,133        8,521        8,684
     Cheap stock charge                                                                   -            -       21,596
     Deferred income taxes                                                           (4,822)      (9,272)       4,842
     Gain on sale of discontinued operations, net of tax                                  -            -      (14,506)
     (Gain) loss on sale of assets                                                     (178)         141           82
     Changes in operating elements, net of effects of acquisitions -
       Receivables                                                                  (35,196)     (11,056)     (35,808)
       Prepaid expenses and other                                                     3,907       (1,379)      (3,709)
       Inventories                                                                    1,703         (374)       2,167
       Accounts payable                                                              25,748       20,027       26,413
       Accrued compensation and profit-sharing contribution                             339        5,275        5,059
       Accrued income taxes and other                                                (3,105)      22,750       27,971
----------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                       51,878       77,648       70,378
----------------------------------------------------------------------------------------------------------------------

Investing Activities
----------------------------------------------------------------------------------------------------------------------
Purchases of property and equipment                                                  (9,433)      (5,071)      (6,305)
Sales of property and equipment                                                         430        1,981        1,446
Cash paid for acquisitions, net of cash acquired                                   (112,216)      (6,799)           -
Sales of long-term investments                                                        1,300           -         5,536
Sales/maturities of available-for-sale securities                                    44,172       37,594      113,576
Purchases of available-for-sale securities                                          (13,643)     (57,900)     (81,293)
Cash provided by discontinued operations                                                  -            -       24,653
Changes in other assets, net                                                            553       (1,380)      (2,321)
----------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used for) investing activities                           (88,837)     (31,575)      55,292
----------------------------------------------------------------------------------------------------------------------

Financing Activities
----------------------------------------------------------------------------------------------------------------------
Sale of common stock                                                                  1,529        1,321          103
Repurchase of common stock                                                           (2,745)      (3,131)      (1,443)
Cash dividends and distributions                                                    (11,529)      (7,419)    (104,400)
----------------------------------------------------------------------------------------------------------------------
     Net cash used for financing activities                                         (12,745)      (9,229)    (105,740)
----------------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash equivalents                           (49,704)      36,844       19,930
Cash and cash equivalents, beginning of year                                         99,341       62,497       42,567
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                            $  49,637    $  99,341    $  62,497
======================================================================================================================
Cash paid for income taxes                                                        $  42,348    $  34,848    $   9,678
======================================================================================================================
Supplemental disclosure of noncash activities:
Stock issued in acquisition (Note 2)                                              $  36,925    $       -    $       -
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.H. Robinson Worldwide, Inc. and Subsidiaries



1. Summary of Significant Accounting Policies

Basis of Presentation - C.H. Robinson Worldwide, Inc. and its Subsidiaries ("the Company," "we," "us," or "our") is a global provider of multimodal transportation services and logistics solutions through a network of 131 branch offices in 39 states throughout the United States, along with offices in Canada, Mexico, South America and Europe. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and its majority owned and controlled subsidiaries. Our finance businesses are presented in the accompanying consolidated statements of operations as discontinued operations (See Note 6). Minority interests in subsidiaries are not significant. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

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

Foreign Currency - All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Statement of operations items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of comprehensive income in our statement of stockholders' investment and comprehensive income.

We provide products and services to numerous international customers. At times, we enter into forward contracts to hedge against foreign currency exposure related to these transactions. Upon settlement, resultant gains or losses on such contracts offset the impact of foreign currency rates on cash collected from accounts receivable. There are no open contracts at December 31, 1999.

Segment Reporting and Geographic Information - We have adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 establishes accounting standards for segment reporting. No operational segments or customer information is required for us. The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

                                            1999        1998         1997
-----------------------------------------------------------------------------
Gross revenues
        United States                   $2,144,386   $1,935,191   $1,700,802
        Other locations                    116,641      102,948       89,983
-----------------------------------------------------------------------------
                                        $2,261,027   $2,038,139   $1,790,785
=============================================================================

                                                           1999         1998
-----------------------------------------------------------------------------
Long-lived assets
        United States                                    $33,882     $23,303
        Other locations                                    1,102       2,485
-----------------------------------------------------------------------------
                                                         $34,984     $25,788
=============================================================================

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

Property and Equipment - Property and equipment additions are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line and accelerated methods over the estimated lives of the assets of three to 10 years.

Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

Intangible Assets - Intangible assets consist of goodwill and other identifiable intangible assets. Intangible assets are being amortized over their estimated economic lives, ranging from three to 40 years. We periodically evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable.

Income Per Share - Basic net income per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share are computed under the treasury stock method and are calculated to compute the dilutive effect of outstanding options, warrants and other securities.

Comprehensive Income - Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from nonowner sources. Our foreign currency translation adjustment is currently our only component of other comprehensive income and is presented on our consolidated statements of stockholders' investment and comprehensive income.

Recently Issued Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not expect adoption of this standard to have a material impact on our consolidated financial statements or disclosures contained herein.

2. Acquisition of American Backhaulers, Inc.

On December 16, 1999, we acquired all of the operations and certain assets and liabilities of American Backhaulers, Inc. (ABH). ABH was a privately held, non-asset-based third-party transportation provider, located primarily in Chicago, Illinois. The purchase price of the assets was $136,925,000, including $100,000,000 in cash and 1,120,715 newly issued shares of our common stock. We accounted for the acquisition using the purchase method of accounting, with assets acquired including primarily goodwill and other identifiable intangible assets. We are amortizing the goodwill associated with the acquisition over 40 years, and all other intangible assets over periods ranging from three to seven years. Our results of operations include the operations of ABH from the closing date through December 31, 1999. Pro forma operating results of the combined enterprise assuming this transaction had occurred on January 1, 1998 are as follows for the years ended December 31 (in thousands, except per share data):

                                           1999       1998
-----------------------------------------------------------
Net revenues
        As reported                    $293,283   $245,666
        Pro forma                      $345,706   $286,185
Income before income taxes
        As reported                    $ 88,477   $ 71,287
        Pro forma                      $ 91,264   $ 67,824
Net income
        As reported                    $ 53,349   $ 43,015
        Pro forma                      $ 55,032   $ 40,898
Basic net income per share
        As reported                    $   1.29   $   1.04
        Pro forma                      $   1.30   $    .97
Diluted net income per share
        As reported                    $   1.29   $   1.04
        Pro forma                      $   1.29   $    .96
-----------------------------------------------------------

3. Marketable Securities

In December 1999, we liquidated our portfolio of marketable securities to fund the acquisition of ABH. We have historically classified all of our marketable securities as available-for-sale. Available-for-sale securities are carried at amortized cost, which approximates market value. The unrealized gains and losses are immaterial as the fair value approximates amortized cost. The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 1999 and 1998.

The following is a summary of marketable securities at December 31, 1998 (in thousands):

------------------------------------------------------------------------
U.S. government and government agency obligations               $ 1,803
State and local agency obligations                               16,641
Corporate bonds                                                  11,183
Other debt securities                                               999
Equity securities                                                   104
------------------------------------------------------------------------
Available-for-sale securities                                   $30,730
========================================================================

The contractual maturities of marketable securities at December 31, 1998 are stated below (in thousands):

------------------------------------------------------------------------
Debt securities:
   Due within one year                                          $ 6,763
   Due after one year through five years                         21,278
   Due after five years                                           2,585
------------------------------------------------------------------------
   Total debt securities with contractual maturities             30,626
Equity securities                                                   104
------------------------------------------------------------------------
                                                                $30,730
========================================================================


4. Lines Of Credit

In connection with our acquisition of ABH we have obtained an unsecured line of credit with two banks which provides for borrowings of up to $40,000,000 and expires on December 16, 2002. Interest on borrowings under the line is at LIBOR plus 0.60% (6.43% at December 31, 1999). We cancelled our previous lines of credit at that time. There were no borrowings under our lines of credit during 1999, 1998 or 1997. Our credit agreement contains certain financial covenants. We were in compliance with such covenants at December 31, 1999.

5. Income Taxes

C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consist of the following at December 31 (in thousands):

                                        1999      1998      1997
------------------------------------------------------------------
Tax provision:
   Federal                            $33,207   $29,974   $14,688
   State                                5,649     5,862     3,619
   Foreign                              1,094     1,708       365
------------------------------------------------------------------
                                       39,950    37,544    18,672
Deferred provision (benefit)           (4,822)   (9,272)    4,842
------------------------------------------------------------------
   Total provision                    $35,128   $28,272   $23,514
==================================================================

A reconciliation from the provision for income taxes using the statutory federal income tax rate to our effective income tax rate at December 31 is as follows:

                                        1999      1998      1997
------------------------------------------------------------------
Federal statutory rate                   35.0%     35.0%     35.0%
State income taxes,
        net of federal benefit            2.7       4.1       3.3
Public offering charges
        and expenses                        -         -      27.8
Foreign and other                         2.0        .6       1.1
------------------------------------------------------------------
                                         39.7%     39.7%     67.2%
==================================================================

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

                                                 1999      1998
------------------------------------------------------------------
Deferred income tax assets:
   Receivables                                 $ 6,735   $ 5,000
   State taxes                                   3,797     2,423
   Accrued expenses                              7,092     5,401
   Amortization                                  1,303     3,026
   Accrued compensation                          1,409       771
   Other                                         1,607       830
Deferred income tax liabilities:
   Long-lived assets                            (2,169)   (2,488)
   Other                                            (8)      (19)
------------------------------------------------------------------
      Net deferred income tax asset            $19,766   $14,944
==================================================================

6. Discontinued Operations

On October 14, 1997, we sold our finance businesses. As a result, we recorded a gain on the sale of $14,506,000, net of income taxes. These operations were reported as discontinued operations in the accompanying consolidated financial statements. Summary condensed financial information for the discontinued segment for the year ended December 31, 1997 is as follows (in thousands):

----------------------------------------------------------
Revenues                                          $12,996
Expenses                                           10,456
----------------------------------------------------------
Income from discontinued operations               $ 2,540
==========================================================


7. Capital Stock and Stock Award Plans

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

Share Repurchase Program - In conjunction with our initial public offering, our board of directors authorized a stock repurchase plan which allows management to repurchase 1,000,000 common shares for reissuance upon the exercise of employee stock options and other stock plans. During 1999, the board of directors also authorized a second stock repurchase plan, allowing for the repurchase of 2,000,000 shares. We purchased approximately 85,000 and 138,000 shares of our common stock for the treasury at an aggregate cost of $2,745,000 and $3,131,000 in 1999 and 1998 under the initial stock repurchase plan. No shares have been repurchased under the 1999 stock repurchase plan.

Stock Award Plans - We have an Omnibus Stock Plan to grant certain stock awards, including stock options at fair market value and restricted shares, to our key employees and outside directors. A maximum of 2,000,000 shares can be granted under this plan; 1,035,788 shares were available for stock awards as of December 31, 1999. The contractual lives of all options granted are 10 years.

The following schedule summarizes activity in the plans:

                                             1999 Option     1997 Option
                                                   Grant           Grant
--------------------------------------------------------------------------
Outstanding at December 31, 1996                        -              -
   Granted in 1997 at $18/share                         -        475,667
--------------------------------------------------------------------------
Outstanding at December 31, 1997                        -        475,667
   Terminated in 1998                                   -        (43,621)
--------------------------------------------------------------------------
Outstanding at December 31, 1998                        -        432,046
--------------------------------------------------------------------------
   Granted in 1999 at $25.19/share                488,545              -
   Terminated in 1999                             (24,496)       (14,314)
   Exercised in 1999                                    -         (1,250)
--------------------------------------------------------------------------
Outstanding at December 31, 1999                  464,049        416,482
Exercisable at December 31, 1998                        -              -
Exercisable at December 31, 1999                        -        112,849
==========================================================================

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

                                                1999         1998
--------------------------------------------------------------------
Net income                    As reported     $ 53,349     $ 43,015
                              Adjusted        $ 52,540     $ 42,460
====================================================================
Basic and diluted income
   per share                  As reported     $   1.29     $   1.04
                              Adjusted        $   1.27     $   1.03
====================================================================

The adjusted effects to net income presented reflect compensation costs for all outstanding options which were granted during 1997 and 1999. The compensation cost is being reflected over the options' vesting period of five years. Therefore, the full impact of calculating compensation costs of options under SFAS No. 123 is not reflected.

The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                             1999 Grant   1997 Grant
--------------------------------------------------------------------
Risk-free interest rate                           5.10%        5.72%
Expected dividend yield                           1.00%        1.00%
Expected volatility factor                       30.00%       25.00%
Expected option term                           7 years      7 years
Fair value per option                          $  9.31      $  6.09
--------------------------------------------------------------------

8. Commitments and Contingencies

Employee Benefit Plans - We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all full-time employees with one or more years of continuous service. Annual profit-sharing contributions are determined by each company's board of directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our board of directors. We contributed a 3% match in 1999. There were no Company matching contributions during 1998 or 1997. Profit-sharing plan expense, including matching contributions, was approximately $5,928,000 in 1999, $4,560,000 in 1998, and $4,030,000 in 1997.

Lease Commitments - We lease certain facilities, equipment and automobiles under operating leases. Lease expense was $16,072,000 for 1999, $14,376,000 for 1998 and $13,356,000 for 1997.

Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 1999 are as follows (in thousands):

-------------------------------------------------------------------
2000                                                        $10,277
2001                                                          8,516
2002                                                          6,053
2003                                                          3,271
2004                                                          2,018
Thereafter                                                       83
-------------------------------------------------------------------
                                                            $30,218
===================================================================

Litigation - We are currently not subject to any pending or threatened litigation, other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our financial condition or results of operations.

9. Supplementary Data (Unaudited)

Our results of operations for each of the quarters in the years ended December 31, 1999 and 1998 are summarized below (in thousands, except per share data).

                                                                      Quarters Ended
1999                                                 March 31      June 30     September 30   December 31
-----------------------------------------------------------------------------------------------------------
Gross revenues                                       $509,275      $579,423       $593,354      $578,975
Cost of transportation and products                   442,256       506,027        518,351       501,110
--------------------------------------------------------------------------------------------------------------
Net revenues                                           67,019        73,396         75,003        77,865
Income from operations                                 16,911        22,060         22,193        22,664
--------------------------------------------------------------------------------------------------------------
Net income                                           $ 10,772      $ 13,982       $ 14,042      $ 14,553
==============================================================================================================

   Basic and diluted net income per share            $    .26      $    .34       $    .34      $    .35
==============================================================================================================

Basic weighted average shares outstanding              41,186        41,195         41,181        41,351
Dilutive effect of outstanding stock options              157           283            331           327
--------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding            41,343        41,478         41,512        41,678
==============================================================================================================

                                                                       Quarters Ended
1998                                                  March 31      June 30    September 30   December 31
--------------------------------------------------------------------------------------------------------------
Gross revenues                                       $468,189      $546,672       $516,181      $507,097
Cost of transportation and products                   412,968       483,380        452,422       443,703
--------------------------------------------------------------------------------------------------------------
Net revenues                                           55,221        63,292         63,759        63,394
Income from operations                                 13,354        18,621         18,933        17,535
--------------------------------------------------------------------------------------------------------------
Net income                                           $  8,374      $ 11,612       $ 11,911      $ 11,118
==============================================================================================================

   Basic and diluted net income per share            $    .20      $    .28       $    .29      $    .27
==============================================================================================================

Basic weighted average shares outstanding              41,251        41,215         41,203        41,195
Dilutive effect of outstanding stock options              101           100             89            82
--------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding            41,352        41,315         41,292        41,277
==============================================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
C.H. Robinson Worldwide, Inc. and Subsidiaries



To C.H. Robinson Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                /s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
January 28, 2000

REPORT OF MANAGEMENT

The management of C.H. Robinson Worldwide, Inc., is responsible for the integrity and objectivity of the consolidated financial statements and other financial information contained in this annual report. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States and include some amounts that are based on management's best estimates and judgments.

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


/s/ John P. Wiehoff
John P. Wiehoff
President

/s/ Chad M. Lindbloom
Chad M. Lindbloom
Vice President and Chief Financial Officer