Form 10-K, Exhibit 13
period 2000-12-31
C H ROBINSON WORLDWIDE INC
filed 2001-03-30
CIK 1043277

                                                                      Exhibit 13

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
C.H. Robinson Worldwide, Inc. and Subsidiaries


(Dollars in thousands, except per share data)      2000          1999          1998          1997          1997          1996
                                                                                                     as adjusted /(2)/
                                                                                                        (unaudited)
Statement of Operations Data
(For the years ended December 31)
-------------------------------------------------------------------------------------------------------------------------------
Gross revenues                                  $2,882,175    $2,261,027    $2,038,139    $1,790,785    $1,790,785    $1,605,905
Net revenues/(1)/                                  419,343       293,283       245,666       206,020       206,020       179,069
Income from operations                             117,008        83,828        68,443        32,079        56,735        50,029
Net income                                          71,242        53,349        43,015        11,492        36,148        32,442
Net income per share/(3)/
   Basic                                        $      .84    $      .65    $      .52    $      .14    $      .44    $      .39
   Diluted                                      $      .83    $      .64    $      .52    $      .14    $      .44    $      .39
Weighted average number of
shares outstanding/(3)/ (in thousands)
   Basic                                            84,529        82,456        82,432        82,570        82,570        83,598
   Diluted                                          85,717        83,006        82,618        82,604        82,604        83,598
Dividends and distributions per share/(3)/      $     .170    $     .145    $     .125    $    1.265    $     .105    $     .093
====================================================================================================================================


Balance Sheet Data
(as of December 31)
------------------------------------------------------------------------------------------------------------------------------------

Working capital                                 $  113,988    $   67,158    $  135,245    $  109,042    $  109,042    $  114,070
Total assets                                       644,207       522,661       409,116       340,628       340,628       320,780
Total long-term debt                                     -             -             -             -             -             -
Stockholders' investment                           297,016       246,767       169,518       138,981       138,981       154,428
====================================================================================================================================


Operating Data
(as of December 31)
------------------------------------------------------------------------------------------------------------------------------------

Branches                                               137           131           120           119           119           108
Employees                                            3,677         3,125         2,205         1,925         1,925         1,665
Average net revenues per employee               $      122    $      120    $      119    $      115    $      115    $      115
====================================================================================================================================


/(1)/ Net revenues are determined by deducting cost of transportation and products from gross revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

/(2)/ Excludes unusual charges and expenses of $24,656 related to our initial public offering and special dividends and distributions related to our initial public offering in October 1997.

/(3)/ On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000 to shareholders of record as of November 10, 2000. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Gross revenues represent the total dollar value of services and goods we sell to our customers. Our costs of transportation and products include the contracted direct costs of transportation, including motor carrier, rail, ocean, air, and other costs, and the purchase price of the products we source. We act principally as a service provider to add value and expertise in the execution and procurement of these services for our customers. Our net revenues (gross revenues less cost of transportation and products) are the primary indicator of our ability to source, add value and resell services and products that are provided by third parties, and are considered by management to be our primary measurement of growth. Accordingly, the discussion of results of operations below focuses on the changes in our net revenues.

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


Results of Operations

The following table summarizes our net revenues by service line:

For the years ended December 31,
(Dollars in thousands)                  2000          1999       Change        1998     Change
-----------------------------------------------------------------------------------------------
Net revenues
   Transportation                   $355,141      $233,848         51.9%   $189,797       23.2%
   Sourcing                           43,793        42,759          2.4      44,229       (3.3)
   Information services               20,409        16,676         22.4      11,640       43.3
-----------------------------------------------------------------------------------------------
     Total                          $419,343      $293,283         43.0%   $245,666       19.4%
===============================================================================================

The following table represents certain statement of operations data shown as percentages of our net revenues:

For the years ended December 31,                                   2000        1999       1998
-----------------------------------------------------------------------------------------------
Net revenues                                                      100.0%      100.0%     100.0%
Selling, general and administrative expenses                       72.1        71.4       72.1
-----------------------------------------------------------------------------------------------
Income from operations                                             27.9        28.6       27.9
Investment and other income                                         0.2         1.6        1.1
-----------------------------------------------------------------------------------------------
Income from operations before provision for income taxes           28.1        30.2       29.0
Provision for income taxes                                         11.1        12.0       11.5
-----------------------------------------------------------------------------------------------
Net income                                                         17.0%       18.2%      17.5%
===============================================================================================

2000 Compared to 1999

Revenues. Gross revenues for 2000 were $2.88 billion, an increase of 27.5% over $2.26 billion for 1999. Net revenues for 2000 were $419.3 million, an increase of 43.0% over $293.3 million for 1999, resulting from an increase in transportation services net revenues of 51.9% to $355.1 million, an increase in sourcing net revenues of 2.4% to $43.8 million, and an increase in information services net revenues of 22.4% to $20.4 million. Our net revenues increased at a faster rate than our gross revenues primarily due to the different growth rates of our service lines. Our information services net revenues as a percentage of gross revenues is highest of our three lines, followed by our transportation business and finally our sourcing business.

The increase in transportation services net revenues of 51.9% resulted from internal growth of approximately 22% and growth from acquisitions which added approximately 30%. Net revenue margin on the truck business increased slightly during the year, primarily due to the mix of services provided. Our international air and ocean business grew from both adding new customers and expanding business with existing customers.

Sourcing net revenues increased 2.4%. We continued to expand our sourcing business with large retailers, but this was offset by a decline in business with produce wholesalers because of industry consolidation.

Information services net revenues increased 22.4%. T-Chek related revenues, which represented approximately 90% of the information services business, had year-to-date growth of approximately 29%. Other non-T-Chek information services business had declining net revenues for the year ended December 31, 2000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2000 were $302.3 million, an increase of 44.3% over $209.5 million for 1999. Selling, general and administrative expenses as a percentage of net revenues were 72.1% and 71.4% in 2000 and 1999. This increase was primarily due to increased costs associated with our growth and our acquisitions.

Income from Operations. Income from operations was $117.0 million for 2000, an increase of 39.6% over $83.8 million for 1999. Income from operations as a percentage of net revenues was 27.9% and 28.6% for 2000 and 1999.

Investment and Other Income. Investment and other income was $0.8 million for 2000, a decrease of 83.9% from $4.6 million for 1999. This decrease was the result of lower cash and investment balances in 2000 compared to 1999. In December 1999, we used $100 million in cash and investments for the purchase of American Backhaulers, Inc.

Provision for Income Taxes. The effective income tax rate was 39.5% for 2000 and 39.7% for 1999. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

Net Income. Net income was $71.2 million for 2000, an increase of 33.5% over $53.3 million for 1999. Basic net income per share increased by 29.2% to $0.84 for 2000 compared to $0.65 for 1999. Diluted net income per share increased by 29.7% to $0.83 for 2000 compared to $0.64 for 1999.


1999 Compared to 1998

Revenues. Gross revenues for 1999 were $2.26 billion, an increase of 10.9% over $2.04 billion for 1998. Net revenues for 1999 were $293.3 million, an increase of 19.4% over $245.7 million for 1998, resulting from an increase in transportation services net revenues of 23.2% to $233.8 million, a decrease in sourcing net revenues of 3.3% to $42.8 million, and an increase in information services net revenues of 43.3% to $16.7 million. Our net revenues increased at a faster rate than our gross revenues due to the different growth rates of our service lines. Our information services net revenues as a percentage of gross revenues was highest of our three lines, followed by our transportation business and finally our sourcing business.

The increase in transportation services net revenues of 23.2% resulted from internal growth of approximately 18% and growth from 1999 acquisitions of approximately 5%. Revenue per transaction remained consistent from 1998 to 1999. This increase in transaction volume and net revenues was driven by significant expansion of business with current customers and from new domestic and international customers.

Sourcing net revenues decreased by 3.3% due principally to difficult comparisons caused by abnormal net revenue growth of 16.2% during 1998 compared to 1997, which was created by adverse weather conditions in major produce growing areas during 1998. We continued to expand our sourcing business with large retailers, but this was offset by a decline in business with produce wholesalers because of industry consolidation.

The increase in information services net revenue was the result of significant growth in transaction volume from new and existing customers and growth in market share due to consolidation of our competitors in the information services industry. As consolidation has occurred among our competitors, we have been able to add customers that were seeking new service providers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1999 were $209.5 million, an increase of 18.2% over $177.2 million for 1998. Selling, general and administrative expenses as a percentage of net revenues were 71.4% and 72.1% in 1999 and 1998. The decrease in selling, general and administrative expenses as a percentage of net revenues was due primarily to cost containment efforts in fixed cost areas while growing net revenue at 19.4%.

Income from Operations. Income from operations was $83.8 million for 1999, an increase of 22.5% over $68.4 million for 1998. Income from operations as a percentage of net revenues was 28.6% and 27.9% for 1999 and 1998.

Investment and Other Income. Investment and other income was $4.6 million for 1999, an increase of 63.5% from $2.8 million for 1998. This increase was the result of the growth in cash and investments throughout the year. In December 1999, we used $100 million in cash and investments for the purchase of American Backhaulers, Inc.

Provision for Income Taxes. The effective income tax rate was 39.7% for both 1999 and 1998. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

Net Income. Net income was $53.3 million for 1999, an increase of 24.0% over $43.0 million for 1998. Basic net income per share increased by 25.0% to $0.65 for 1999 compared to $0.52 for 1998. Diluted net income per share increased by 23.1% to $0.64 for 1999 compared to $0.52 for 1998.

Liquidity and Capital Resources

We have historically generated substantial cash from operations which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $79.9 million and $49.6 million as of December 31, 2000 and 1999. In conjunction with our December 1999 acquisition of American Backhaulers, Inc. (ABH), we used $100.0 million of our cash and cash equivalents on hand. In addition, we entered into a debt facility to fund our expected short-term cash needs. Working capital at December 31, 2000 and 1999 was $114.0 million and $67.2 million. We have had no long-term debt for the last five years and have no material commitments for future capital expenditures. We have not experienced a material business or financial impact with the conversion to the Euro.

We generated $74.5 million, $51.9 million and $77.6 million of cash flow from operations in 2000, 1999 and 1998. This was due to net income generated, adjusted primarily for depreciation and amortization and the net change in accounts receivable and accounts payable. Our net cash provided by operating activities was highest in 1998 due partially to the timing of federal income tax payments. We had a $17.3 million income tax receivable as of December 31, 1997, which was collected in 1998.

We used $24.1 million, $88.8 million and $31.6 million of cash flow for investing activities in 2000, 1999 and 1998. In 2000, we spent approximately $15.5 million to fund capital expenditures. The cash used in 1999 was primarily due to $112.2 million spent for acquisitions and $9.4 million to fund capital expenditures necessary for continued growth, offset by $30.5 million generated by sales and maturities of available-for-sale securities (net of purchases).

We also used $20.1 million, $12.7 million and $9.2 million of cash flow for financing activities in 2000, 1999 and 1998. This was due primarily to quarterly cash dividends and share repurchases for our employee stock plans. We have declared a $0.05 per share dividend payable on April 2, 2001 to shareholders of record as of March 9, 2001.

We have $40.0 million available under an existing line of credit at an interest rate of LIBOR plus 60 basis points (6.60% as of December 31, 2000). During 2000, we had gross borrowings on this facility of $210.5 million, all of which was repaid by June 2000. The maximum outstanding balance during the 12 months was $14.0 million. There were no borrowings during 1999 or 1998. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of the agreement as of December 31, 2000. The line of credit expires on December 16, 2002 and we expect to be able to renew the line of credit in the future.

We also have 20 million French francs available under a line of credit at an interest rate of Euribor plus 90 basis points (5.76% at December 31, 2000). This discretionary line of credit has no expiration date. As of December 31, 2000, the outstanding balance was 13.0 million French francs or $1.8 million, which is included in income taxes and other current liabilities. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2000.

Assuming no change in our current business plan, management believes that our available cash, together with expected future cash generated from operations and the amounts available under our lines of credit, are expected to be sufficient to satisfy our anticipated needs for working capital, capital expenditures and cash dividends for all future periods.

Market Risk

We had approximately $79.9 million of cash and investments on December 31, 2000, all of which were cash and cash equivalents. Substantially all of the cash equivalents are money market securities from domestic issuers. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investing practices.

Our discussion and analysis of our financial condition and results of operations, including our market risk discussions, contain forward-looking statements, including our current assumptions about future financial performance, anticipated problems and our plans for future operations, which are subject to various risks and uncertainties. Our actual results may differ significantly. Further discussion of factors that may cause a difference may be found in an exhibit to the Company's Form 10-K filed with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
C.H. Robinson Worldwide, Inc. and Subsidiaries


(In thousands, except per share data)
As of December 31,                                                                              2000              1999

Assets
----------------------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                                $ 79,912          $ 49,637
   Receivables, net of allowance for doubtful accounts of $22,712 and $18,280                354,953           270,296
   Deferred tax asset                                                                         21,219            18,480
   Prepaid expenses and other                                                                  2,296             2,854
   Inventories                                                                                 1,859             1,785
----------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                   460,239           343,052

Property and equipment                                                                        58,827            51,387
   Accumulated depreciation and amortization                                                 (29,425)          (26,640)
----------------------------------------------------------------------------------------------------------------------
      Net property and equipment                                                              29,402            24,747

Goodwill, net of accumulated amortization of $7,701 and $1,729                               145,604           144,625
Other intangible assets, net of accumulated amortization of $5,084 and $4,396                  8,570             8,951
Other assets                                                                                     392             1,286
----------------------------------------------------------------------------------------------------------------------
                                                                                            $644,207          $522,661
======================================================================================================================

Liabilities and Stockholders' Investment
----------------------------------------------------------------------------------------------------------------------

Current liabilities:
   Accounts payable                                                                         $285,932          $231,592
   Accrued expenses -
      Compensation and profit-sharing contribution                                            33,456            28,115
      Income taxes and other                                                                  26,863            16,187
----------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                           346,251           275,894

      Deferred tax liabilities                                                                   940                 -
----------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                       347,191           275,894
----------------------------------------------------------------------------------------------------------------------


Commitments and contingencies (Notes 4 and 7)
Stockholders' investment:
   Preferred stock, $.10 par value, 20,000 shares authorized;
      no shares issued or outstanding                                                              -                 -
   Common stock, $.10 par value, 130,000 shares authorized;
      85,008 and 84,772 shares issued, 84,621 and 84,568 outstanding                           8,462             4,228
   Additional paid-in-capital                                                                101,571            98,958
   Retained earnings                                                                         204,463           147,586
   Deferred compensation                                                                      (6,980)                -
   Cumulative other comprehensive loss                                                        (1,049)           (1,053)
   Treasury stock at cost (387 and 204 shares)                                                (9,451)           (2,952)
----------------------------------------------------------------------------------------------------------------------
         Total stockholders' investment                                                      297,016           246,767
----------------------------------------------------------------------------------------------------------------------
                                                                                            $644,207          $522,661
======================================================================================================================

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31,                                  2000               1999               1998
------------------------------------------------------------------------------------------------------------
Gross revenues                                              $2,882,175         $2,261,027         $2,038,139
Cost of transportation and products                          2,462,832          1,967,744          1,792,473
------------------------------------------------------------------------------------------------------------
Net revenues                                                   419,343            293,283            245,666
Selling, general and administrative expenses                   302,335            209,455            177,223
------------------------------------------------------------------------------------------------------------
Income from operations                                         117,008             83,828             68,443
Investment and other income                                        750              4,649              2,844
------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                       117,758             88,477             71,287
Provision for income taxes                                      46,516             35,128             28,272
------------------------------------------------------------------------------------------------------------
Net income                                                  $   71,242         $   53,349         $   43,015
============================================================================================================


Basic net income per share                                  $      .84         $      .65         $      .52
Diluted net income per share                                $      .83         $      .64         $      .52

Basic weighted average shares outstanding                       84,529             82,456             82,432
Dilutive effect of outstanding stock awards                      1,188                550                186
------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                     85,717             83,006             82,618
============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
AND COMPREHENSIVE INCOME
C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31, 2000, 1999 and 1998

                                                                                                Cumulative
                                             Common            Additional             Deferred  Other Com-                    Total
                                             Shares               Paid-in  Retained    Compen-  prehensive   Treasury Stockholders'
                                        Outstanding    Amount     Capital  Earnings     sation        Loss      Stock    Investment
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   41,265  $  4,126    $ 62,108  $ 73,465   $      -    $   (718)  $      -     $ 138,981

Net income                                        -         -           -    43,015          -           -          -        43,015
Other comprehensive income:
Foreign currency translation adjustment           -         -           -         -          -        (427)         -          (427)
                                                                                                                          ----------
Comprehensive income                              -         -           -         -          -           -          -        42,588
                                                                                                                          ==========
Cash dividends, $.125 per share                   -         -           -   (10,302)         -           -          -       (10,302)
Stock issued for employee benefit plans          63         6        (115)        -          -           -      1,430         1,321
Tax benefit on deferred
   compensation plans                             -         -          61         -          -           -          -            61
Repurchase of common stock                     (138)      (13)          -         -          -           -     (3,118)       (3,131)

====================================================================================================================================
Balance, December 31, 1998                   41,190     4,119      62,054   106,178          -      (1,145)    (1,688)      169,518

Net income                                        -         -           -    53,349          -           -          -        53,349
Other comprehensive income:
Foreign currency translation adjustment           -         -           -         -          -          92          -            92
                                                                                                                          ----------
Comprehensive income                              -         -           -         -          -           -          -        53,441
                                                                                                                          ==========
Cash dividends, $.145 per share                   -         -           -   (11,941)         -           -          -       (11,941)
Stock issued for employee benefit plans          58         6          51         -          -           -      1,472         1,529
Stock issued in acquisition (Note 2)          1,121       112      36,813         -          -           -          -        36,925
Tax benefit on deferred
   compensation plans                             -         -          40         -          -           -          -            40
Repurchase of common stock                      (85)       (9)          -         -          -           -     (2,736)       (2,745)
====================================================================================================================================
Balance, December 31, 1999                   42,284     4,228      98,958   147,586          -      (1,053)    (2,952)      246,767

Net income                                        -         -           -    71,242          -           -          -        71,242
Other comprehensive income:
Foreign currency translation adjustment           -         -           -         -          -           4          -             4
                                                                                                                          ----------
Comprehensive income                              -         -           -         -          -           -          -        71,246
                                                                                                                          ==========
Cash dividends, $.170 per share                   -         -           -   (14,365)         -           -          -       (14,365)
Stock dividend (Note 1)                      42,284     4,228      (4,228)        -          -           -          -             -
Stock issued for employee benefit plans         181        18        (168)        -          -           -      3,400         3,250
Issuance of restricted stock (Note 6)           237        24       6,976         -     (7,000)          -          -             -
Reduction of deferred compensation
   (Note 6)                                       -         -           -         -         20           -          -            20
Tax benefit on deferred
   compensation plans                             -         -          33         -          -           -          -            33
Repurchase of common stock                     (365)      (36)          -         -          -           -     (9,899)       (9,935)
====================================================================================================================================
Balance, December 31, 2000                   84,621  $  8,462    $101,571  $204,463   $ (6,980)   $ (1,049)  $ (9,451)    $ 297,016
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
C.H. Robinson Worldwide, Inc. and Subsidiaries



(In thousands)
For the years ended December 31,                                                    2000             1999            1998

Operating Activities
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $ 71,242        $  53,349        $ 43,015
Adjustments to reconcile net income to net cash provided
   by operating activities
      Depreciation and amortization                                               17,318           10,133           8,521
      Deferred compensation expense                                                   20                -               -
      Deferred income taxes                                                         (513)          (4,822)         (9,272)
      (Gain) loss on sale of assets                                                  298             (178)            141
      Changes in operating elements, net of effects of acquisitions -
         Receivables                                                             (82,196)         (35,196)        (11,056)
         Prepaid expenses and other                                                  570            3,907          (1,379)
         Inventories                                                                 (74)           1,703            (374)
         Accounts payable                                                         52,875           25,748          20,027
         Accrued compensation and profit-sharing contribution                      5,286              339           5,275
         Accrued income taxes and other                                            9,664           (3,105)         22,750
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                   74,490           51,878          77,648
-------------------------------------------------------------------------------------------------------------------------

Investing Activities
-------------------------------------------------------------------------------------------------------------------------
Purchases of property and equipment                                              (15,491)          (9,433)         (5,071)
Sales of property and equipment                                                      360              430           1,981
Cash paid for acquisitions, net of cash acquired                                  (5,898)        (112,216)         (6,799)
Sales of long-term investments                                                         -            1,300               -
Sales/maturities of available-for-sale securities                                      -           44,172          37,594
Purchases of available-for-sale securities                                             -          (13,643)        (57,900)
Change in other assets, net                                                       (3,063)             553          (1,380)
-------------------------------------------------------------------------------------------------------------------------
   Net cash used for investing activities                                        (24,092)         (88,837)        (31,575)
-------------------------------------------------------------------------------------------------------------------------

Financing Activities
-------------------------------------------------------------------------------------------------------------------------
Stock issued for employee benefit plans                                            3,250            1,529           1,321
Repurchase of common stock                                                        (9,935)          (2,745)         (3,131)
Cash dividends and distributions                                                 (13,438)         (11,529)         (7,419)
-------------------------------------------------------------------------------------------------------------------------
   Net cash used for financing activities                                        (20,123)         (12,745)         (9,229)
-------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                           30,275          (49,704)         36,844
Cash and cash equivalents, beginning of year                                      49,637           99,341          62,497
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                          $ 79,912        $  49,637        $ 99,341
=========================================================================================================================
Cash paid for income taxes                                                      $ 39,096        $  42,348        $ 34,848
=========================================================================================================================
Cash paid for interest                                                          $    151        $       -        $      -
=========================================================================================================================

Supplemental disclosure of noncash activities:
Stock issued in acquisition (Note 2)                                            $      -        $  36,925        $      -
Restricted stock awarded (Note 6)                                               $  7,000        $       -        $      -
=========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.H. Robinson Worldwide, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies

Basis of Presentation - C.H. Robinson Worldwide, Inc. and its Subsidiaries ("the Company," "we," "us," or "our") is a global provider of multimodal transportation services and logistics solutions through a network of 137 branch offices in 40 states throughout the United States, along with offices in Canada, Mexico, South America and Europe. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and its majority owned and controlled subsidiaries. Minority interests in subsidiaries are not significant. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

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

Common Stock Split - On October 24, 2000, the Company's board of directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000 to shareholders of record as of November 10, 2000. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

Foreign Currency - All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Statement of operations items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of comprehensive income in our statement of stockholders' investment and comprehensive income.

Segment Reporting and Geographic Information - We have adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 establishes accounting standards for segment reporting. We operate in a single segment.

The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):


                                    2000            1999            1998
------------------------------------------------------------------------
Gross revenues
   United States              $2,754,292      $2,144,386      $1,935,191
   Other locations               127,883         116,641         102,948
------------------------------------------------------------------------
                              $2,882,175      $2,261,027      $2,038,139
========================================================================

                                                    2000            1999
------------------------------------------------------------------------
Long-lived assets
   United States                              $   37,204      $   33,882
   Other locations                                 1,160           1,102
------------------------------------------------------------------------
                                              $   38,364      $   34,984
========================================================================

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

Intangible Assets - Goodwill and other identifiable intangible assets are being amortized over their estimated economic lives, ranging from three to 40 years. We periodically evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable.

Income Per Share - Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed under the treasury stock method and is calculated to compute the dilutive effect of outstanding options and other securities.

Comprehensive Income - Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from nonowner sources. Our foreign currency translation adjustment is currently our only component of other comprehensive income and is presented on our consolidated statements of stockholders' investment and comprehensive income.

Recently Issued Accounting Pronouncements - Effective January 1, 2001, we have adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133)" and Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 (SFAS No. 137)." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 did not have any impact on our consolidated statements of operations or balance sheets.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes some of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We have adopted SAB 101 and determined it was not material.


2. Acquisition of American Backhaulers, Inc.

On December 16, 1999, we acquired all of the operations and certain assets and liabilities of American Backhaulers, Inc. (ABH). ABH was a privately held, non-asset-based third-party transportation provider, located primarily in Chicago, Illinois. The purchase price of the assets was $136,925,000, including $100,000,000 in cash and 2,241,430 newly issued shares of our common stock. We accounted for the acquisition using the purchase method of accounting, with assets acquired including primarily goodwill and other identifiable intangible assets. We are amortizing the goodwill associated with the acquisition over 40 years, and all other intangible assets over periods ranging from three to seven years. Our results of operations include the operations of ABH from the closing date through December 31, 2000. Pro forma operating results of the combined enterprise assuming this transaction had occurred on January 1, 1998 are as follows for the years ended December 31 (unaudited, in thousands, except per share data):


                                                      1999             1998
---------------------------------------------------------------------------
Net revenues
   Pro forma                                      $345,706         $286,185
Income before income taxes
   Pro forma                                      $ 91,264         $ 67,824
Net income
   Pro forma                                      $ 55,032         $ 40,898
Basic net income per share
   Pro forma                                      $    .65         $    .49
Diluted net income per share
   Pro forma                                      $    .64         $    .48
===========================================================================

3. Marketable Securities

In December 1999, we liquidated our portfolio of marketable securities to fund the acquisition of ABH. We have historically classified all of our marketable securities as available-for-sale. Available-for-sale securities are carried at amortized cost, which approximates market value. The unrealized gains and losses were not material as the fair value approximates amortized cost. The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 1999 or 1998.

4. Lines of Credit

We have $40.0 million available under an existing line of credit at an interest rate of LIBOR plus 60 basis points (6.60% as of December 31, 2000). During 2000, we had gross borrowings on this facility of $210.5 million, all of which was repaid by June 2000. The maximum outstanding balance during the 12 months was $14.0 million. There were no borrowings during 1999 or 1998. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of the agreement as of December 31, 2000. The line of credit expires on December 16, 2002 and we expect to be able to renew the line of credit in the future.

We also have 20 million French francs available under a line of credit at an interest rate of Euribor plus 90 basis points (5.76% at December 31, 2000). This discretionary line of credit has no expiration date. As of December 31, 2000, the outstanding balance was 13.0 million French francs or $1.8 million, which is included in income taxes and other current liabilities. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2000.


5. Income Taxes


C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consist of the following at December 31 (in thousands):


                                           2000          1999          1998
---------------------------------------------------------------------------
Tax provision:
   Federal                              $38,744       $33,207       $29,974
   State                                  7,114         5,649         5,862
   Foreign                                1,171         1,094         1,708
---------------------------------------------------------------------------
                                         47,029        39,950        37,544
Deferred provision (benefit)               (513)       (4,822)       (9,272)
---------------------------------------------------------------------------
   Total provision                      $46,516       $35,128       $28,272
===========================================================================

A reconciliation from the provision for income taxes using the statutory federal income tax rate to our effective income tax rate at December 31 is as follows:


                                           2000          1999          1998
---------------------------------------------------------------------------
Federal statutory rate                     35.0%         35.0%         35.0%
State income taxes,
   net of federal benefit                   3.1           2.7           4.1
Foreign and other                           1.4           2.0            .6
---------------------------------------------------------------------------
                                           39.5%         39.7%         39.7%
===========================================================================

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):


                                                         2000          1999
---------------------------------------------------------------------------
Deferred tax assets:
   Receivables                                        $ 6,929       $ 6,735
   Accrued expenses                                     7,291         7,092
   Amortization                                            -          1,303
   Accrued compensation                                 3,995         1,409
   Other                                                4,264         5,396
Deferred tax liabilities:
   Long-lived assets                                   (1,577)       (2,169)
   Amortization                                          (623)           -
---------------------------------------------------------------------------
     Net deferred taxes                               $20,279       $19,766
===========================================================================

6. Capital Stock and Stock Award Plans

Preferred Stock - Our Certificate of Incorporation (Certificate) authorizes the issuance of 20,000,000 shares of Preferred Stock, $.10 per share, none of which is outstanding. The Preferred Stock may be issued by resolution of our board of directors from time to time without any action of the stockholders. The Preferred Stock may be issued in one or more series and the board of directors may fix the designation and relative powers, including voting powers, preferences, rights, qualifications, limitations and restrictions of each series, so authorized. The issuance of any such series may have an adverse effect on the rights of holders of Common Stock or impede the completion of a merger, tender offer or other takeover attempt.

Common Stock - Our Certificate authorizes 130,000,000 shares of Common Stock, par value $.10 per share. Subject to the prior rights of any series of Preferred Stock which may from time to time be authorized and outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available when, and if declared by the board of directors and to receive pro rata the net assets of the Company legally available for distribution upon liquidation or dissolution.

Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter to be voted on by the holders of Common Stock, including the election of directors. Holders of Common Stock are not entitled to cumulative voting, which means that the holders of more than 50% of the outstanding Common Stock can elect all of any class of directors if they choose to do so. The stockholders do not have preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable.

Share Repurchase Program - In conjunction with our initial public offering, our board of directors authorized a stock repurchase plan which allows management to repurchase 2,000,000 common shares for reissuance upon the exercise of employee stock options and other stock plans. During 1999, the board of directors also authorized a second stock repurchase plan, allowing for the repurchase of 4,000,000 shares. We purchased approximately 364,600, 170,000 and 276,000 shares of our common stock for the treasury at an aggregate cost of $9,935,000, $2,745,000 and $3,131,000 in 2000, 1999 and 1998 under the initial stock repurchase plan. No shares have been repurchased under the 1999 stock repurchase plan.

Stock Award Plans - We have a 1997 Omnibus Stock Plan to grant certain stock awards, including stock options at fair market value and restricted shares, to our key employees and outside directors. A maximum of 4,000,000 shares can be granted under this plan; 892,680 shares were available for stock awards as of December 31, 2000. The contractual lives of all options granted are 10 years.

The following schedule summarizes activity in the plans:


                                                                Stock Options
                                                                     Weighted
                                                                      Average
                                                  Shares       Exercise Price
-----------------------------------------------------------------------------
Outstanding at
   December 31, 1997                             951,334            $    9.00
   Granted                                             -                    -
   Exercised                                           -                    -
   Terminated                                    (87,242)                9.00
-----------------------------------------------------------------------------
Outstanding at
   December 31, 1998                             864,092                 9.00
-----------------------------------------------------------------------------
   Granted                                       977,090                12.59
   Exercised                                      (2,500)                9.00
   Terminated                                    (77,620)               11.27
-----------------------------------------------------------------------------
Outstanding at
   December 31, 1999                           1,761,062                10.90
-----------------------------------------------------------------------------
   Granted                                     1,166,400                20.35
   Exercised                                     (37,260)                9.00
   Terminated                                    (59,934)               14.12
-----------------------------------------------------------------------------
Outstanding at
   December 31, 2000                           2,830,268                14.75
-----------------------------------------------------------------------------
Exercisable at
   December 31, 1998                                   -                    -
Exercisable at
   December 31, 1999                             225,698                 9.00
Exercisable at
   December 31, 2000                             396,993            $    9.00
=============================================================================

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

Accordingly, we have not recognized any compensation expense for our stock options. Had compensation expense for our stock-based compensations plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, our net income and net income per share would have been as follows (in thousands, except per share amounts):


                                                            2000         1999
-----------------------------------------------------------------------------
Net income                As reported                     $71,242     $53,349
                             Adjusted                     $69,448     $52,540
-----------------------------------------------------------------------------
Basic income per share    As reported                     $   .84     $   .65
                             Adjusted                     $   .82     $   .64
Diluted income per share  As reported                     $   .83     $   .64
                             Adjusted                     $   .81     $   .63
=============================================================================

The adjusted effects to net income presented reflect compensation costs for all outstanding options, which were granted during 1997, 1999 and 2000. The compensation cost is being reflected over the options' vesting period of five years. Therefore, the full impact of calculating compensation costs of options under SFAS No. 123 is not reflected.

The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                      2000 Grant    1999 Grant    1997 Grant
----------------------------------------------------------------------------
Risk-free interest rate                    6.79%         5.10%         5.72%
Expected dividend yield                    1.00%         1.00%         1.00%
Expected volatility factor                30.21%        30.00%        25.00%
Expected option term                     7 years       7 years       7 years
----------------------------------------------------------------------------
Fair value per option                      $7.94         $4.66         $3.05
============================================================================

Restricted Share Award - During 2000, the Company awarded to certain key employees 237,292 restricted shares which were granted under the 1997 Omnibus Stock Plan. The shares are subject to certain vesting requirements. The value of such stock was established by the market price on the date of grant and was recorded as deferred compensation within stockholders' investment in the accompanying financial statements and is being amortized ratably over the applicable restricted stock vesting period. During 2000, $20,000 was charged to expense related to the restricted shares.

7. Commitments and Contingencies

Employee Benefit Plans - We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all full-time employees with one or more years of continuous service. Annual profit-sharing contributions are determined by each company's board of directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our board of directors. We contributed a 4% match in 2000 and a 3% match in 1999. Profit-sharing plan expense, including matching contributions, was approximately $8,838,000 in 2000, $5,928,000 in 1999 and $4,560,000 in 1998.

Non-Qualified Deferred Compensation Plan - During 2000, the Company adopted the Robinson Companies Nonqualified Deferred Compensation Plan that provides to a select group of management and highly compensated employees the opportunity to defer a specified percentage or dollar amount of their cash compensation. Participants may elect to defer up to 100% of their cash compensation. The plan also permits participants to defer the delivery of shares of Company Common Stock representing the gain on the exercise of incentive stock options and nonqualified stock options. The Company's obligations under this plan are unfunded, and they are unsecured general obligations of the Company.

Lease Commitments - We lease certain facilities, equipment and automobiles under operating leases. Lease expense was $18,191,000 for 2000, $16,072,000 for 1999 and $14,376,000 for 1998.

Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2000 are as follows (in thousands):

--------------------------------------------------------------------------
2001                                                               $12,803
2002                                                                 9,725
2003                                                                 5,921
2004                                                                 4,053
2005                                                                 1,151
Thereafter                                                             496
--------------------------------------------------------------------------
                                                                   $34,149
==========================================================================

Litigation - We are currently not subject to any pending or threatened litigation, other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our financial condition or results of operations.

8. Supplementary Data (unaudited)

Our results of operations for each of the quarters in the years ended December 31, 2000 and 1999 are summarized below (in thousands, except per share data).

                                                                                       Quarters Ended
2000                                                           March 31           June 30      September 30       December 31
-------------------------------------------------------------------------------------------------------------------------------
Gross revenues                                                 $650,091          $750,994          $747,615          $733,475
Cost of transportation and products                             551,716           644,596           640,461           626,059
-------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                     98,375           106,398           107,154           107,416
Income from operations                                           25,089            31,436            30,150            30,333
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                     $ 15,209          $ 18,944          $ 18,460          $ 18,629
===============================================================================================================================

   Basic net income per share                                  $    .18          $    .22          $    .22          $    .22
===============================================================================================================================

   Diluted net income per share                                $    .18          $    .22          $    .21          $    .22
===============================================================================================================================

Basic weighted average shares outstanding                        84,562            84,582            84,518            84,457
Dilutive effect of outstanding stock awards                         912             1,044             1,404             1,387
-------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                      85,474            85,626            85,922            85,844
===============================================================================================================================

                                                                                      Quarters Ended
1999                                                           March 31           June 30      September 30       December 31
-------------------------------------------------------------------------------------------------------------------------------
Gross revenues                                                 $509,275          $579,423          $593,354          $578,975
Cost of transportation and products                             442,256           506,027           518,351           501,110
-------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                     67,019            73,396            75,003            77,865
Income from operations                                           16,911            22,060            22,193            22,664
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                     $ 10,772          $ 13,982          $ 14,042          $ 14,553
===============================================================================================================================

   Basic net income per share                                  $    .13          $    .17          $    .17          $    .18
===============================================================================================================================

   Diluted net income per share                                $    .13          $    .17          $    .17          $    .17
===============================================================================================================================
Basic weighted average shares outstanding                        82,372            82,390            82,362            82,702
Dilutive effect of outstanding stock awards                         314               566               662               654
-------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                      82,686            82,956            83,024            83,356
===============================================================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
C.H. Robinson Worldwide, Inc. and Subsidiaries


To C.H. Robinson Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
January 29, 2001


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

26