Form 10-K, Exhibit 13
period 2001-12-31
C H ROBINSON WORLDWIDE INC
filed 2002-03-15
CIK 1043277

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
C.H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)         2001         2000         1999         1998         1997             1997
                                                                                                               as adjusted/(2)/
                                                                                                                    (unaudited)
STATEMENT OF OPERATIONS DATA
(For the years ended December 31)
--------------------------------------------------------------------------------------------------------------------------------
Gross revenues                                  $3,090,072   $2,882,175   $2,261,027   $2,038,139   $1,790,785       $1,790,785
Gross profits/(1)/                                 456,572      419,343      293,283      245,666      206,020          206,020
Income from operations                             134,274      117,008       83,828       68,443       32,079           56,735
Net income                                          83,992       71,242       53,349       43,015       11,492           36,148
Net income per share/(3)/
   Basic                                        $     1.00   $      .84   $      .65   $      .52   $      .14       $      .44
   Diluted                                      $      .98   $      .83   $      .64   $      .52   $      .14       $      .44
Weighted average number of
shares outstanding/(3)/ (in thousands)
   Basic                                            84,374       84,529       82,456       82,432       82,570           82,570
   Diluted                                          85,774       85,717       83,006       82,618       82,604           82,604
Dividends and distributions per share/(3)/      $     .210   $     .170   $     .145   $     .125   $    1.265       $     .105
================================================================================================================================
BALANCE SHEET DATA
(as of December 31)
--------------------------------------------------------------------------------------------------------------------------------
Working capital                                 $  179,687   $  113,988   $   67,158   $  135,245   $  109,042       $  109,042
Total assets                                       683,490      644,207      522,661      409,116      340,628          340,628
Total long-term debt                                     -            -            -            -            -                -
Stockholders' investment                           355,815      297,016      246,767      169,518      138,981          138,981
================================================================================================================================
OPERATING DATA
(as of December 31)
--------------------------------------------------------------------------------------------------------------------------------
Branches                                               139          137          131          120          119              119
Employees                                            3,770        3,677        3,125        2,205        1,925            1,925
Average gross profits per employee              $      123   $      122   $      120   $      119   $      115       $      115
================================================================================================================================

/(1)/ Gross profits are determined by deducting the direct costs of transportation, products, and handling from gross revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Previously, gross profits were referred to as net revenues in our consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

/(2)/ Excludes unusual charges and expenses of $24,656 related to our initial public offering and special dividends and distributions related to our initial public offering in October 1997.

/(3)/ On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000, to shareholders of record as of November 10, 2000. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Gross revenues represent the total dollar value of services and goods we sell to our customers. Our costs of transportation and products include the contracted direct costs of transportation, including motor carrier, rail, ocean, air, and other costs, and the purchase price of the products we source. We act principally as a service provider to add value and expertise in the execution and procurement of these services for our customers. Our gross profits (gross revenues less the direct costs of transportation, products, and handling) are the primary indicator of our ability to source, add value, and resell services and products that are provided by third parties, and are considered by management to be our primary performance measurement. Accordingly, the discussion of results of operations below focuses on the changes in our gross profits. Previously, gross profits were referred to as net revenues in the Company's consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. In recent years, our income from operations has been lower in the first quarter than in the other three quarters. Seasonality in the transportation industry has not had a significant impact on our results of operations or our cash flows in recent years. Also, inflation has not materially affected our operations due to the short-term, transactional basis of our business. However, we cannot fully predict the impact seasonality and inflation may have in the future.

2001 COMPARED TO 2000

REVENUES. Gross revenues for 2001 were $3.09 billion, an increase of 7.2% over $2.88 billion for 2000. Gross profits for 2001 were $456.6 million, an increase of 8.9% over $419.3 million for 2000, resulting from an increase in transportation services gross profits of 9.9% to $390.4 million, an increase in sourcing gross profits of 3.1% to $45.2 million, and an increase in information services gross profits of 2.8% to $21.0 million. Our gross profits increased at a faster rate than our gross revenues due to the mix of business. The gross profit margin, or gross profits as a percentage of gross revenues, varies by service line. Information services has the highest gross profit margin, followed by transportation, and finally sourcing.

Transportation gross profits were 85.5% of our total gross profits for the year. Our transportation gross profits grew at 9.9%.

Truck gross profits, including less-than-truckload (LTL), grew 10.9% due to transaction volume increases. Our gross profit per transaction, however, was flat for the year. Gross profit margin on the truck business increased slightly for the year, primarily due to the mix of services provided. Our less-than-truckload business and short-haul business typically has a higher gross profit margin than our truckload business.

Intermodal gross profits grew 11.8%. Our intermodal gross profit growth was driven by shippers' focus on cost savings and their increased trust in railroad service levels.

RESULTS OF OPERATIONS

The following table summarizes our gross profits by service line:


For the years ended December 31,

(Dollars in thousands)                                         2001           2000   Change         1999     Change
-------------------------------------------------------------------------------------------------------------------
Gross profits
   Transportation                                         $ 390,440      $ 355,141    9.9%    $  233,848      51.9%
   Sourcing                                                  45,154         43,793    3.1         42,759       2.4
   Information services                                      20,978         20,409    2.8         16,676      22.4
-------------------------------------------------------------------------------------------------------------------
     Total                                                $ 456,572      $ 419,343    8.9%    $  293,283      43.0%
===================================================================================================================

The following table represents certain statement of operations data shown as percentages of our gross profits:

For the years ended December 31,                                                       2001         2000       1999
--------------------------------------------------------------------------------------------------------------------
Gross profits                                                                         100.0%       100.0%     100.0%
Selling, general, and administrative expenses:
   Personnel expenses                                                                  49.3         48.9       46.4
   Other selling, general, and administrative expenses                                 21.3         23.2       25.0
--------------------------------------------------------------------------------------------------------------------
     Total selling, general, and administrative expenses                               70.6         72.1       71.4
Income from operations                                                                 29.4         27.9       28.6
Investment and other income                                                             0.9          0.2        1.6
--------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                                               30.3         28.1       30.2
Provision for income taxes                                                             11.9         11.1       12.0
--------------------------------------------------------------------------------------------------------------------
Net income                                                                             18.4%        17.0%      18.2%
====================================================================================================================

Gross profits in air, ocean, and miscellaneous (primarily customs brokerage) decreased a total of 2.7% for the year. Our business with many of our large international clients was down due to their decreased volumes in the lanes we handled for them.

Sourcing gross profits increased 3.1%. We continue to see the trend of reduced volumes with our traditional business with produce wholesalers, which is offset by increases in volumes and gross profits with large retailers.

Information services gross profits increased 2.8%. By the end of 2001, T-Chek Systems-related revenues made up 100% of our information services gross profits. T-Chek gross profits increased 12.1% for the year. T-Chek's growth has been negatively impacted by the slowdown in the U.S. truckload market because it generates fees when its customers buy fuel, and many carriers are having difficult times financially. Through the first half of 2001, our subsidiary Payment & Logistics Services, Inc. provided freight payment services to shippers. We completed a one-year phase-out of this business in June 2001.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses vary with the amount of business we do, and therefore we analyze them in relation to gross profits. Personnel expenses accounted for 69.8% of total selling, general, and administrative expenses in 2001, so we report and analyze them separately.

Personnel expenses were $225.0 million for 2001, an increase of 9.7% over $205.1 million for 2000. Personnel expenses as a percentage of gross profits increased to 49.3% for 2001 compared to 48.9% for 2000. The bulk of our variable compensation is bonuses that are based on pre-tax, pre-bonus profit, not gross profits. This year's bonus expense as a percentage of pre-tax, pre-bonus profit remained relatively consistent with 2000; however, our pre-tax, pre-bonus profit increased as a percentage of gross profit, which contributed to the increase of personnel expenses as a percentage of gross profit.

Other selling, general, and administrative expenses for 2001 were $97.3 million, an increase of 0.1% over $97.2 million for 2000. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 21.3% for 2001 compared to 23.2% for 2000. In 2001, we had notable declines as a percentage of gross profit in communications costs, travel expenses, and contractor costs. Our communications costs decreased partially due to usage levels and partially due to lower rates. The events of September 11 and our emphasis on expense control contributed to a reduction in travel spending. Additionally, contractor costs for IT development related to the integration of systems from acquisitions continued to decline.

INCOME FROM OPERATIONS. Income from operations was $134.3 million for 2001, an increase of 14.8% over $117.0 million for 2000. Income from operations as a percentage of gross profits was 29.4% and 27.9% for 2001 and 2000.

INVESTMENT AND OTHER INCOME. Investment and other income was $4.1 million for 2001, an increase of 446.5% from $0.8 million for 2000. This increase partially was the result of higher cash and investment balances in 2001 compared to 2000. In addition, we realized $1.9 million from unusual items comprised of $1.5 million from a gain on sale of a corporate aircraft to a related party (see Note 7 to the consolidated financial statements) and approximately $400,000 from interest income related to settlement of IRS matters.

PROVISION FOR INCOME TAXES. The effective income tax rate was 39.3% for 2001 and 39.5% for 2000. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $84.0 million for 2001, an increase of 17.9% over $71.2 million for 2000. Basic net income per share increased by 19.0% to $1.00 for 2001 compared to $0.84 for 2000. Diluted net income per share increased by 18.1% to $0.98 compared to $0.83 for 2000.

2000 COMPARED TO 1999

REVENUES. Gross revenues for 2000 were $2.88 billion, an increase of 27.5% over $2.26 billion for 1999. Gross profits for 2000 were $419.3 million, an increase of 43.0% over $293.3 million for 1999, resulting from an increase in transportation services gross profits of 51.9% to $355.1 million, an increase in sourcing gross profits of 2.4% to $43.8 million, and an increase in information services gross profits of 22.4% to $20.4 million. Our gross profits increased at a faster rate than our gross revenues due to the mix of business. The gross profit margin, or gross profits as a percentage of gross revenues, varies by service line. Information services has the highest gross profit margin, followed by transportation, and finally sourcing.

The increase in transportation services gross profits of 51.9% resulted from internal growth of approximately 22%, and growth from acquisitions which added approximately 30%. Gross profit margin on the truck business increased slightly during the year, primarily due to the mix of services provided. Our international air and ocean business grew from both adding new customers and expanding business with existing customers.

Sourcing gross profits increased 2.4%. We continue to see the trend of less volume with our traditional business with produce wholesalers, which is offset by increases in volumes and gross profits with large retailers.

Information services gross profits increased 22.4%. T-Chek related revenues, which represented approximately 90% of the information services business, had year-to-date growth of approximately 29%. Other non-T-Chek information services business had declining gross profits for the year 2000.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses vary with the amount of business we do and therefore, we analyze them in relation to gross profits. Personnel expenses accounted for 67.8% of total selling, general, and administrative expenses in 2000, so we report and analyze them separately.

Personnel expenses were $205.1 million for 2000, an increase of 50.7% over $136.1 million for 1999. Personnel expenses as a percentage of gross profits increased to 48.9% for 2000 compared to 46.4% for 1999. This was primarily due to the acquisition of American Backhaulers, Inc., as well as headcount growth in our information technology department. The cost structure of American Backhaulers, Inc. has a higher percentage of personnel to gross profits than the remainder of our business. As the acquisition has been integrated, this impact has been decreasing. The growth in our information technology department in 2000 was a result of the integration of acquisitions, as well as additional investments to improve our existing operating systems.

Other selling, general, and administrative expenses for 2000 were $97.2 million, an increase of 32.5% over $73.4 million for 1999. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 23.2% for 2000 compared to 25.0% for 1999. The majority of this decrease was due to the acquisition of American Backhaulers, Inc. and our internal gross profits growth of 20%. The cost structure of American Backhaulers, Inc. has a lower percentage of other selling, general, and administrative expenses to gross profits than the remainder of our business due primarily to the fact that it is centralized in one location. Some of our other selling, general, and administrative expenses, such as occupancy and travel, grew at a slower rate than gross profits.

INCOME FROM OPERATIONS. Income from operations was $117.0 million for 2000, an increase of 39.6% over $83.8 million for 1999. Income from operations as a percentage of gross profits was 27.9% and 28.6% for 2000 and 1999.

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

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated substantial cash from operations, which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $115.7 million and $79.9 million as of December 31, 2001 and 2000. Working capital at December 31, 2001 and 2000 was $179.7 million and $114.0 million. We have had no long-term debt for the last five years and have no material commitments for future capital expenditures. We have not experienced a material business or financial impact with the conversion to the Euro.

We generated $74.5 million, $74.5 million, and $51.9 million of cash flow from operations in 2001, 2000, and 1999. This was due to net income generated, adjusted primarily for depreciation and amortization and the net change in accounts receivable and accounts payable. We completed a one-year phase-out of our freight payment services subsidiary in June 2001, which had a negative $23.2 million impact on our operating cash flow during 2001. At December 31, 2000, this business had $25.4 million in payables and $2.2 million in receivables.

We used $13.2 million, $24.1 million, and $88.8 million of cash flow for investing activities in 2001, 2000, and 1999. In 2001, we had $17.1 million of capital expenditures. In August 2001, we acquired a new corporate aircraft for $9.0 million and sold our existing aircraft to our Chairman and CEO D.R. Verdoorn and another party for $5.0 million. We believe the terms were no less favorable than what we could have received from an unaffiliated third party, as measured by comparable sales transactions around the date of the sale. Our gain on the sale was $1.5 million. At December 31, 2001, we had no ongoing contractual or other outstanding commitments related to this transaction. In 2000, we had $15.5 million of capital expenditures. The cash used in 1999 was primarily due to $112.2 million spent for acquisitions and $9.4 million of capital expenditures necessary for continued growth, offset by $30.5 million generated by sales and maturities of available-for-sale securities (net of purchases).

We also used $25.4 million, $20.1 million, and $12.7 million of cash flow for financing activities in 2001, 2000, and 1999. This was primarily quarterly cash dividends and share repurchases for our employee stock plans. We declared a $0.06 per share dividend payable on April 1, 2002, to shareholders of record as of March 8, 2002.

We had a $40.0 million line of credit at an interest rate of LIBOR plus 60 basis points, which we terminated during the third quarter of 2001. In April, 2001, we borrowed $9.0 million, all of which was repaid the following business day. During 2000, we had gross borrowings on this facility of $210.5 million, all of which was repaid by June 2000. The maximum outstanding balance during 2001 was $9.0 million and during 2000 was $14.0 million. We believe we could obtain a similar line of credit on short notice if needed.

We also have 20 million French francs available under a line of credit at an interest rate of Euribor plus 45 basis points (3.78% at December 31, 2001). This discretionary line of credit has no expiration date. As of December 31, 2001, the outstanding balance was 6.8 million French francs or $923,000, which is included in income taxes and other accrued expenses. As of December 31, 2000, the outstanding balance was 13.0 million French francs or $1.8 million. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2001.

We have certain facilities, equipment, and automobiles under operating leases. Lease expense was $17.5 million for 2001, $18.2 million for 2000, and $16.1 million for 1999. Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2001 were as follows: $11.5 million in 2002, $8.2 million in 2003, $5.9 million in 2004, $3.0 million in 2005, $1.1 million in 2006, and $746,000 thereafter.

Assuming no change in our current business plan, management believes that our available cash, together with expected future cash generated from operations and the amount available under our line of credit, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures, and cash dividends for all future periods.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements include accounts of the company and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing our financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Note 1 of the notes to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of the more significant accounting policies and methods we use.

REVENUE RECOGNITION. Gross revenues consist of the total dollar value of goods and services purchased by customers. We act principally as the service provider for these transactions and recognize revenue as services are rendered and goods are delivered. Upon delivery, our obligations are completed and collection of receivables is reasonably assured.

The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. We continuously monitor payments from our customers and maintain a provision for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. As of December 31, 2001, we had unamortized goodwill and other intangible assets of $143.6 million that will be subject to the provisions of SFAS No. 142. We are in the process of completing an impairment test to determine the impact of adopting SFAS No. 142 on our earnings and financial position, and believe that the results of the initial impairment test of goodwill will not result in any transitional impairment losses as a cumulative effect of a change in accounting principle. We had $5.3 million of amortization expense in 2001 that will no longer be recognized with the application of the non-amortization provisions of SFAS No. 142. Application of these provisions is expected to result in an increase in pre-tax income of approximately $5.3 million in 2002.

MARKET RISK

We had $115.7 million of cash and investments on December 31, 2001, all of which were cash and cash equivalents. Substantially all of the cash equivalents are money market securities from domestic issuers. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investing practices.

Our discussion and analysis of our financial condition and results of operations, including our market risk discussions, contain forward-looking statements. Those forward-looking statements, including our current assumptions about future operations, are subject to various risks and uncertainties. Our actual results may differ significantly. Further discussion of factors that may cause a difference may be found in an exhibit to the Company's Form 10-K filed with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
C.H.Robinson Worldwide,Inc. and Subsidiaries


(In thousands, except per share data)
As of December 31,                                                                       2001         2000

ASSETS
----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                        $ 115,741    $  79,912
   Receivables, net of allowance for doubtful accounts of $23,011 and $22,712         370,378      354,953
   Deferred tax asset                                                                  12,164       21,219
   Prepaid expenses and other                                                           2,272        2,296
   Inventories                                                                          2,660        1,859
----------------------------------------------------------------------------------------------------------
      Total current assets                                                            503,215      460,239

Property and equipment                                                                 66,387       58,827
   Accumulated depreciation and amortization                                          (35,467)     (29,425)
----------------------------------------------------------------------------------------------------------
     Net property and equipment                                                        30,920       29,402

Goodwill, net of accumulated amortization of $10,703 and $7,701                       140,751      145,604
Other intangible assets, net of accumulated amortization of $7,818 and $ 5,084          7,395        8,570
Other assets                                                                            1,209          392
----------------------------------------------------------------------------------------------------------
Total assets                                                                        $ 683,490    $  644,20
==========================================================================================================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                                 $ 267,708    $ 285,932
   Accrued expenses -
     Compensation and profit-sharing contribution                                      32,098       33,456
     Income taxes and other                                                            23,722       26,863
----------------------------------------------------------------------------------------------------------
        Total current liabilities                                                     323,528      346,251
   Deferred tax liability                                                               3,241          940
   Non-qualified deferred compensation obligation                                         906            -
----------------------------------------------------------------------------------------------------------
        Total liabilities                                                             327,675      347,191
----------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 4 and 8)
Stockholders' investment:
   Preferred stock, $.10 par value, 20,000 shares authorized;
      no shares issued or outstanding                                                       -            -
   Common stock, $.10 par value, 130,000 shares authorized;
      85,008 and 85,008 shares issued, 84,457 and 84,621 outstanding                    8,446        8,462
   Additional paid-in-capital                                                          99,551      101,571
   Retained earnings                                                                  270,711      204,463
   Deferred compensation                                                               (6,247)      (6,980)
   Cumulative other comprehensive loss                                                 (1,592)      (1,049)
   Treasury stock at cost (551 and 387 shares)                                        (15,054)      (9,451)
----------------------------------------------------------------------------------------------------------
         Total stockholders' investment                                               355,815      297,016
----------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' investment                                      $ 683,490    $ 644,207
==========================================================================================================

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
C.H. Robinson Worldwide, Inc. and Subsidiaries


(In thousands, except per share data)
For the years ended December 31,                                        2001               2000               1999
------------------------------------------------------------------------------------------------------------------
Gross revenues                                                    $3,090,072         $2,882,175         $2,261,027
Cost of transportation and products                                2,633,500          2,462,832          1,967,744
------------------------------------------------------------------------------------------------------------------
Gross profits                                                        456,572            419,343            293,283
Selling, general, and administrative expenses:
   Personnel expenses                                                224,997            205,111            136,091
   Other selling, general, and administrative expenses                97,301             97,224             73,364
------------------------------------------------------------------------------------------------------------------
     Total selling, general, and administrative expenses             322,298            302,335            209,455
------------------------------------------------------------------------------------------------------------------
Income from operations                                               134,274            117,008             83,828
Investment and other income                                            4,099                750              4,649
------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                             138,373            117,758             88,477
Provision for income taxes                                            54,381             46,516             35,128
------------------------------------------------------------------------------------------------------------------
Net income                                                        $   83,992         $   71,242         $   53,349
==================================================================================================================

Basic net income per share                                        $     1.00         $      .84         $      .65
Diluted net income per share                                      $      .98         $      .83         $      .64

Basic weighted average shares outstanding                             84,374             84,529             82,456
Dilutive effect of outstanding stock awards                            1,400              1,188                550
------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                           85,774             85,717             83,006
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31, 2001, 2000, and 1999

                                                                                              Cumulative
                                             Common          Additional             Deferred  Other Com-                     Total
                                             Shares             Paid-in   Retained   Compen-  prehensive   Treasury  Stockholders'
                                        Outstanding   Amount    Capital   Earnings    sation        Loss      Stock     Investment
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                   41,190  $ 4,119  $  62,054  $ 106,178  $      -     $(1,145)  $ (1,688)     $ 169,518

Net income                                        -        -          -     53,349         -           -          -         53,349
Other comprehensive income:
  Foreign currency translation adjustment         -        -          -          -         -          92          -             92
                                                                                                                         ---------
Comprehensive income                              -        -          -          -         -           -          -         53,441
                                                                                                                         =========
Cash dividends, $.145 per share                   -        -          -    (11,941)        -           -          -        (11,941)
Stock issued for employee benefit plans          58        6         51          -         -           -      1,472          1,529
Stock issued in acquisition (Note 2)          1,121      112     36,813          -         -           -          -         36,925
Tax benefit on deferred
   compensation and employee stock plans          -        -         40          -         -           -          -             40
Repurchase of common stock                      (85)      (9)         -          -         -           -     (2,736)        (2,745)
==================================================================================================================================
Balance, December 31, 1999                   42,284    4,228     98,958    147,586         -      (1,053)    (2,952)       246,767


Net income                                        -        -          -     71,242         -           -          -         71,242
Other comprehensive income:
  Foreign currency translation adjustment         -        -          -          -         -           4          -              4
                                                                                                                         ---------
Comprehensive income                              -        -          -          -         -           -          -         71,246
                                                                                                                         =========
Cash dividends, $.170 per share                   -        -          -    (14,365)        -           -          -        (14,365)
Stock dividend (Note 6)                      42,284    4,228     (4,228)         -         -           -          -              -
Stock issued for employee benefit plans         181       18       (168)         -         -           -      3,400          3,250
Issuance of restricted stock (Note 6)           237       24      6,976          -    (7,000)          -          -              -
Reduction of deferred compensation
   (Note 6)                                       -        -          -          -        20           -          -             20
Tax benefit on deferred
   compensation and employee stock plans          -        -         33          -         -           -          -             33
Repurchase of common stock                     (365)     (36)         -          -         -           -     (9,899)        (9,935)
==================================================================================================================================
Balance, December 31, 2000                   84,621    8,462    101,571    204,463    (6,980)     (1,049)    (9,451)       297,016


Net income                                        -        -          -     83,992         -           -          -         83,992
Other comprehensive income:
  Foreign currency translation adjustment         -        -          -          -         -        (543)         -           (543)
                                                                                                                         ---------
Comprehensive income                              -        -          -          -         -           -          -         83,449
                                                                                                                         =========
Cash dividends, $.210 per share                   -        -          -    (17,744)        -           -          -        (17,744)
Stock issued for employee benefit plans         310       31     (2,887)         -         -           -      8,059          5,203
Reduction of deferred compensation
   (Note 6)                                       -        -          -          -       733           -          -            733
Tax benefit on deferred
   compensation and employee stock plans          -        -        867          -         -           -          -            867
Repurchase of common stock                     (474)     (47)         -          -         -           -    (13,662)       (13,709)
==================================================================================================================================
Balance, December 31, 2001                   84,457  $ 8,446  $  99,551  $ 270,711  $ (6,247)    $(1,592)  $(15,054)     $ 355,815
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands)
For the years ended December 31,                                                    2001          2000          1999

OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------
Net income                                                                     $  83,992      $ 71,242      $ 53,349
Adjustments to reconcile net income to net cash provided
   by operating activities:
      Depreciation and amortization                                               19,136        17,318        10,133
      Deferred compensation expense                                                  733            20             -
      Deferred income taxes                                                       11,356          (513)       (4,822)
      (Gain) loss on sale of assets                                                 (997)          298          (178)
      Changes in operating elements, net of effects of acquisitions -
        Receivables                                                              (15,425)      (82,196)      (35,196)
        Prepaid expenses and other                                                    24           570         3,907
        Inventories                                                                 (801)          (74)        1,703
        Accounts payable                                                         (19,067)       52,875        25,748
        Accrued compensation and profit-sharing contribution                      (1,358)        5,286           339
        Accrued income taxes and other                                            (3,141)        9,664        (3,105)
--------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                      74,452        74,490        51,878
====================================================================================================================

INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------
Purchases of property and equipment                                              (17,101)      (15,491)       (9,433)
Sales of property and equipment                                                    5,000           360           430
Cash paid for acquisitions, net of cash acquired                                       -        (5,898)     (112,216)
Sales of long-term investments                                                         -             -         1,300
Sales/maturities of available-for-sale securities                                      -             -        44,172
Purchases of available-for-sale securities                                             -             -       (13,643)
Change in other assets/liabilities, net                                           (1,116)       (3,063)          553
--------------------------------------------------------------------------------------------------------------------
   Net cash used for investing activities                                        (13,217)      (24,092)      (88,837)
====================================================================================================================

FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------
Stock issued for employee benefit plans                                            5,203         3,250         1,529
Repurchase of common stock                                                       (13,709)       (9,935)       (2,745)
Cash dividends and distributions                                                 (16,900)      (13,438)      (11,529)
--------------------------------------------------------------------------------------------------------------------
   Net cash used for financing activities                                        (25,406)      (20,123)      (12,745)
--------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                           35,829        30,275       (49,704)
Cash and cash equivalents, beginning of year                                      79,912        49,637        99,341
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                         $ 115,741      $ 79,912      $ 49,637
====================================================================================================================

Cash paid for income taxes                                                     $  45,653      $ 39,096      $ 42,348
--------------------------------------------------------------------------------------------------------------------
Cash paid for interest                                                         $     160      $    151      $      -
====================================================================================================================

Supplemental disclosure of noncash activities:
 Stock issued in acquisition (Note 2)                                          $       -      $      -      $ 36,925
 Restricted stock awarded (Note 6)                                             $       -      $  7,000      $      -
 Accrued and unpaid dividends                                                  $   5,064      $  4,220      $  3,293
====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.H. Robinson Worldwide, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION - C.H. Robinson Worldwide, Inc. and its Subsidiaries ("the Company," "we," "us," or "our") is a global provider of multimodal transportation services and logistics solutions through a network of 139 branch offices in 40 states throughout North America, South America, and Europe. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and its majority owned and controlled subsidiaries. Minority interests in subsidiaries are not significant. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

  USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

  REVENUE RECOGNITION - Gross revenues consist of the total dollar value of goods and services purchased by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling costs. We act principally as the service provider for these transactions and recognize revenue as these services are rendered and goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. Our gross profits are considered by management to be our primary performance measurement. Previously, gross profits were referred to as net revenues in our consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

  ALLOWANCE FOR DOUBTFUL ACCOUNTS - Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. We continuously monitor payments from our customers and maintain a provision for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified.

  IMPAIRMENT OF LONG-LIVED ASSETS - We periodically evaluate whether events and circumstances have occurred that indicate the remaining balance of long-lived assets may not be recoverable. This assessment includes performing an undiscounted cash flow analysis to measure for potential asset impairment of each long-lived asset. We evaluate the fair value and record any impairment when appropriate.

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

  We operate in the third party logistics industry. We provide a wide range of products and services to our customers and carriers including transportation services, product sourcing, freight consolidation, contract warehousing, and information services. Each of these is a significant component to optimizing the logistics solution for our customers.

  These services are performed throughout our branch offices by the same people, as an integrated offering for which our customers are provided a single invoice. As a result, discrete selling, general, and administrative expenses associated with the gross profits of each service line are not available. Accordingly, our chief operating decision makers analyze our business as a single segment relying on gross profits and operating income for each of our branch offices as the primary performance measures.

  The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

                                2001               2000             1999
  ----------------------------------------------------------------------
  Gross revenues
    United States         $2,960,241         $2,754,292       $2,144,386
    Other locations          129,831            127,883          116,641
  ----------------------------------------------------------------------
                          $3,090,072         $2,882,175       $2,261,027
  ======================================================================

                                2001               2000
  ----------------------------------------------------------------------
  Long-lived assets
    United States         $   38,136         $   37,204
    Other locations            1,388              1,160
  ----------------------------------------------------------------------
                          $   39,524         $   38,364
  ======================================================================

  CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the instruments.

  INVENTORIES - Inventories consist primarily of produce, fruit concentrates, and related products held for resale and are stated at the lower of cost or market.

PROPERTY AND EQUIPMENT - Property and equipment additions are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line methods over the estimated lives of the assets of three to 15 years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements. We recognized depreciation expense of $11,578,000 in 2001, $9,864,000 in 2000, and $7,140,000 in 1999.

INTANGIBLE ASSETS - Goodwill represents the excess of the cost over the fair value of net assets of acquired businesses, while other intangible assets consist primarily of purchased and internally developed software and other assets purchased through acquisitions. Goodwill is being amortized using the straight-line method over its estimated economic lives ranging from five to 40 years. Intangible assets are being amortized using the straight-line method over their estimated useful lives, ranging from three to five years. We recognized amortization expense of $7,558,000 in 2001, $7,454,000 in 2000, and $2,993,000
in 1999.

INCOME PER SHARE - Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed under the treasury stock method and is calculated to compute the dilutive effect of outstanding options and other securities. At December 31, 2001, 23,000 stock options were not included as common stock equivalents because the exercise prices exceeded the average market value.

COMPREHENSIVE INCOME - Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from nonowner sources. Our foreign currency translation adjustment is currently our only component of other comprehensive income and is presented on our consolidated statements of stockholders' investment and comprehensive income.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - Effective January 1, 2001, we have adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133)" and Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 (SFAS No. 137)." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires changes in the derivatives' fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. SFAS No. 133 did not have any impact on our consolidated statements of operations or balance sheets.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. As of December 31, 2001, we had unamortized goodwill and other intangible assets of $143.6 million that will be subject to the provisions of SFAS No. 142. We are in the process of completing an impairment test to determine the impact of adopting SFAS No. 142 on our earnings and financial position, and believe that the results of the initial impairment test of goodwill will not result in any transitional impairment losses as a cumulative effect of a change in accounting principle. We had $5.3 million of amortization expense in 2001 that will no longer be recognized with the application of the non-amortization provisions of SFAS No. 142. Application of these provisions is expected to result in an increase in pre-tax income of approximately $5.3 million in 2002.

In 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires legal obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related assets. In 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement retains the previous cash flow test for impairment and broadens the presentation of discontinued operations.

Except for the discontinuance of the amortization goodwill and certain intangible assets, we do not expect the adoption of these statements to have a material effect on our financial position or net income.

2.  ACQUISITION OF AMERICAN BACKHAULERS, INC.

    On December 16, 1999, we acquired all of the operations and certain assets and liabilities of American Backhaulers, Inc. (ABH). ABH was a privately held, non-asset-based third party transportation provider, located primarily in Chicago, Illinois. The purchase price of the assets was $136,925,000, including $100,000,000 in cash and 2,241,430 newly issued shares of our common stock. We accounted for the acquisition using the purchase method of accounting, with assets acquired including primarily goodwill and other identifiable intangible assets. We are amortizing the goodwill associated with the acquisition over 40 years, and all other intangible assets over periods ranging from three to seven years. Our results of operations include the operations of ABH from the closing date through December 31, 2001. Pro forma operating results of the combined enterprise assuming this transaction had occurred on January 1, 1999, are as follows for the year ended December 31, 1999 (unaudited, in thousands, except per share data):

    ----------------------------------------------------------------------------
    Pro forma gross profits                                            $ 345,706
    Pro forma income before income taxes                               $  91,264
    Pro forma net income                                               $  55,032
    Pro forma basic net income per share                               $     .65
    Pro forma diluted net income per share                             $     .64
    ============================================================================


3.  MARKETABLE SECURITIES

    In December 1999, we liquidated our portfolio of marketable securities to help fund the acquisition of ABH. We have historically classified all of our marketable securities as available-for-sale. Available-for-sale securities are carried at amortized cost, which approximates market value. The unrealized gains and losses were not material as the fair value approximates amortized cost. The gross realized gains and losses on sales of available-for-sale securities were not material for the year ended December 31, 1999.

4.  LINES OF CREDIT

    We had a $40.0 million line of credit at an interest rate of LIBOR plus 60 basis points, which we terminated during the third quarter of 2001. In April 2001, we borrowed $9.0 million, all of which was repaid the following business day. During 2000, we had gross borrowings on this facility of $210.5 million, all of which was repaid by June 2000. The maximum outstanding balance was $9.0 million during 2001 and $14.0 million during 2000. We believe we could obtain a similar line of credit on short notice if needed.

    We also have 20 million French francs available under a line of credit at an interest rate of Euribor plus 45 basis points (3.78% at December 31, 2001). This discretionary line of credit has no expiration date. As of December 31, 2001, the outstanding balance was 6.8 million French francs or $923,000, which is included in income taxes and other accrued expenses. As of December 31, 2000, the outstanding balance was 13.0 million French francs or $1.8 million. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2001.

5.  INCOME TAXES

    C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

    The components of the provision for income taxes consist of the following at December 31 (in thousands):

                                              2001          2000           1999
    ----------------------------------------------------------------------------
    Tax provision:
     Federal                              $ 35,029      $ 38,744       $ 33,207
     State                                   6,471         7,114          5,649
     Foreign                                 1,525         1,171          1,094
    ----------------------------------------------------------------------------
                                            43,025        47,029         39,950
    Deferred provision (benefit)            11,356          (513)        (4,822)

       Total provision                    $ 54,381      $ 46,516       $ 35,128
    ============================================================================

    A reconciliation of the provision for income taxes using the statutory federal income tax rate to our effective income tax rate for the years ended December 31 is as follows:

                                              2001         2000            1999
    ----------------------------------------------------------------------------
    Federal statutory rate                    35.0%        35.0%           35.0%
    State income taxes,
       net of federal benefit                  3.7          3.1             2.7
    Foreign and other                          0.6          1.4             2.0
    ----------------------------------------------------------------------------
                                              39.3%        39.5%           39.7%
    ============================================================================

    Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):
                                                            2001           2000
    ----------------------------------------------------------------------------
    Deferred tax assets:
       Receivables                                      $  8,119       $  6,929
       Accrued expenses                                    2,328          7,291
       Accrued compensation                                2,594          3,995
       Other                                                  67          4,264
    Deferred tax liabilities:
       Long-lived assets                                  (1,718)        (1,577)
       Amortization                                       (2,467)          (623)
    ----------------------------------------------------------------------------
       Net deferred taxes                               $  8,923       $ 20,279
    ============================================================================

6. CAPITAL STOCK AND STOCK AWARD PLANS

   PREFERRED STOCK - Our Certificate of Incorporation authorizes the issuance of 20,000,000 shares of Preferred Stock, par value $.10 per share, none of which is outstanding. The Preferred Stock may be issued by resolution of our Board of Directors from time to time without any action of the stockholders. The Preferred Stock may be issued in one or more series and the Board of Directors may fix the designation and relative powers, including voting powers, preferences, rights, qualifications, limitations, and restrictions of each series, so authorized. The issuance of any such series may have an adverse effect on the rights of holders of Common Stock or impede the completion of a merger, tender offer, or other takeover attempt.

   COMMON STOCK - Our Certificate of Incorporation authorizes 130,000,000 shares of Common Stock, par value $.10 per share. Subject to the rights of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available, when and if declared by the Board of Directors, and to receive their share of the net assets of the Company legally available for distribution upon liquidation or dissolution.

   Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter to be voted on by the shareholders, including the election of directors. Holders of Common Stock are not entitled to cumulative voting, which means that the holders of more than 50% of the outstanding Common Stock can elect all of any class of directors if they choose to do so. The stockholders do not have preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable.

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

   SHARE REPURCHASE PROGRAM - In conjunction with our initial public offering, our Board of Directors authorized a stock repurchase plan which allows management to repurchase 2,000,000 common shares for reissuance upon the exercise of employee stock options and other stock plans. During 1999, the Board of Directors also authorized a second stock repurchase plan, allowing for the repurchase of 4,000,000 shares. We purchased approximately 474,000, 364,600, and 170,000 shares of our common stock for the treasury at an aggregate cost of $13,709,000, $9,935,000, and $2,745,000 in 2001, 2000, and
   1999 under the initial stock repurchase plan. No shares have been repurchased under the 1999 stock repurchase plan. We reissued shares totaling 310,000, 181,000, and 116,000 in 2001, 2000, and 1999 for employee benefit plans.

   STOCK AWARD PLANS - We have a 1997 Omnibus Stock Plan to grant certain stock awards, including stock options at fair market value and restricted shares, to our key employees and outside directors. A maximum of 9,000,000 shares can be granted under this plan; 5,146,033 shares were available for stock awards as of December 31, 2001. The contractual lives of all options granted are 10 years.

   The following schedule summarizes activity in the plans:

                                           Stock Options
                                                Weighted
                                                 Average
                               Shares     Exercise Price
----------------------------------------------------------
Outstanding at
   December 31, 1998            864,092        $ 9.00
----------------------------------------------------------
   Granted                      977,090         12.59
   Exercised                     (2,500)         9.00
   Terminated                   (77,620)        11.27
----------------------------------------------------------
Outstanding at
   December 31, 1999          1,761,062         10.90
----------------------------------------------------------
   Granted                    1,166,400         20.35
   Exercised                    (37,260)         9.00
   Terminated                   (59,934)        14.12
----------------------------------------------------------
Outstanding at
   December 31, 2000          2,830,268         14.75
----------------------------------------------------------
   Granted                      819,000         28.08
   Exercised                   (160,395)         9.87
   Terminated                   (52,396)        19.47
----------------------------------------------------------
Outstanding at
   December 31, 2001          3,436,477        $18.03
==========================================================

Exercisable at
   December 31, 1999            225,698        $ 9.00
Exercisable at
   December 31, 2000            396,993        $ 9.00
Exercisable at
   December 31, 2001            757,620        $11.97
==========================================================

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

   Accordingly, we have not recognized any compensation expense for our stock options. Had compensation expense for our stock-based compensation plans been determined based on the fair value at the grant dates, consistent with the method of SFAS No. 123, our net income and net income per share would have been as follows (in thousands, except per share amounts):

                                                            2001          2000
   -----------------------------------------------------------------------------
   Net income                             As reported     $ 83,992      $ 71,242
                                          Adjusted        $ 81,002      $ 69,448
   -----------------------------------------------------------------------------
   Basic income per share                 As reported     $   1.00      $    .84
                                          Adjusted        $    .96      $    .82
   Diluted income per share               As reported           98      $    .83
                                          Adjusted        $    .94      $    .81
   =============================================================================

   The adjusted effects to net income presented reflect compensation costs for all outstanding options, which were granted during 1997, 1999, 2000, and 2001. The compensation cost is being reflected over the options' vesting period of five years. Therefore, the full impact of calculating compensation costs of options under SFAS No. 123 is not reflected.

   The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                   2001 Grants       2000 Grant      1999 Grant
   -----------------------------------------------------------------------------
   Risk-free interest rate             4.8-5.1%          6.8%           5.1%
   Expected dividend yield                 1.0%          1.0%           1.0%
   Expected volatility factor       39.8%-42.4%         30.2%          30.0%
   Expected option term                 7 years       7 years        7 years
   -----------------------------------------------------------------------------
   Fair value per option          $13.31-$14.01         $7.94          $4.66
   =============================================================================

   RESTRICTED SHARE AWARD - During 2000, the Company awarded to certain key employees 237,292 restricted shares which were granted under the 1997 Omnibus Stock Plan. The shares are subject to certain vesting requirements. The value of such stock was established by the market price on the date of grant, and was recorded as deferred compensation within stockholders' investment in the accompanying financial statements and is being amortized ratably over the applicable restricted stock vesting period. Expense related to the restricted shares was $733,000 and $20,000 in 2001 and 2000.

7. RELATED PARTY TRANSACTIONS

   In August 2001, we acquired a new corporate aircraft and sold our existing aircraft to our Chairman and CEO D.R. Verdoorn and another party for $5.0 million. We believe the terms were no less favorable than what we could have received from an unaffiliated third party, as measured by comparable sales transactions around the date of the sale. Our gain on the sale was $1.5 million. At December 31, 2001, we had no ongoing contractual or other outstanding commitments related to this transaction.

8. COMMITMENTS AND CONTINGENCIES

   EMPLOYEE BENEFIT PLANS - We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all full-time employees with one or more years of continuous service. Annual profit-sharing contributions are determined by each company's Board of Directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our Board of Directors. We contributed a 4% match in 2001, a 4% match in 2000, and a 3% match in 1999. Profit-sharing plan expense, including matching contributions, was approximately $8,530,000 in 2001, $8,838,000 in 2000, and $5,928,000 in 1999.

   NON-QUALIFIED DEFERRED COMPENSATION PLAN - The Robinson Companies Nonqualified Deferred Compensation Plan provides management and certain employees the opportunity to defer a specified percentage or dollar amount of their cash and stock compensation. Participants may elect to defer up to 100% of their cash and gains on stock option exercises. The accumulated benefit obligation of $906,000 as of December 31, 2001 is included in long-term liabilities. We have purchased investments to fund the future liability. The investments had an aggregate market value of $906,000 as of December 31, 2001 and are included in other assets in the accompanying consolidated balance sheets.

   LEASE COMMITMENTS - We lease certain facilities, equipment, and automobiles under operating leases. Lease expense was $17,468,000 for 2001, $18,191,000 for 2000, and $16,072,000 for 1999.

   Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2001, are as follows (in thousands):

   -----------------------------------------------------------------------------
   2002                                                                 $ 11,478
   2003                                                                    8,174
   2004                                                                    5,934
   2005                                                                    3,023
   2006                                                                    1,060
   Thereafter                                                                746
   -----------------------------------------------------------------------------
                                                                        $ 30,415
   =============================================================================

   LITIGATION - Currently we are not subject to any pending or threatened litigation, other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our financial condition or results of operations.

9. SUPPLEMENTARY DATA (UNAUDITED)

Our results of operations for each of the quarters in the years ended December 31, 2001 and 2000 are summarized below (in thousands, except per share data).

                                                                      Quarters Ended
2001                                                March 31       June 30  September 30  December 31
-----------------------------------------------------------------------------------------------------
Gross revenues                                     $ 732,484     $ 796,694     $ 784,517    $ 776,377
Cost of transportation and products                  619,175       678,691       671,325      664,309
-----------------------------------------------------------------------------------------------------
Gross profits                                        113,309       118,003       113,192      112,068
Income from operations                                29,374        36,557        34,770       33,573
-----------------------------------------------------------------------------------------------------
Net income                                         $  18,134     $  22,642     $  22,628    $  20,588
=====================================================================================================

 Basic net income per share                        $     .21     $     .27     $     .27    $     .24
=====================================================================================================

 Diluted net income per share                      $     .21     $     .26     $     .26    $     .24
=====================================================================================================

Basic weighted average shares outstanding             84,372        84,353        84,294       84,478
Dilutive effect of outstanding stock awards            1,383         1,529         1,400        1,289
-----------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding           85,755        85,882        85,694       85,767
=====================================================================================================

                                                                 Quarters Ended
2000                                                March 31       June 30  September 30  December 31
-----------------------------------------------------------------------------------------------------
Gross revenues                                     $ 650,091     $ 750,994     $ 747,615    $ 733,475
Cost of transportation and products                  551,716       644,596       640,461      626,059
-----------------------------------------------------------------------------------------------------
Gross profits                                         98,375       106,398       107,154      107,416
Income from operations                                25,089        31,436        30,150       30,333
-----------------------------------------------------------------------------------------------------
Net income                                         $  15,209     $  18,944     $  18,460    $  18,629
=====================================================================================================

 Basic net income per share                        $     .18     $     .22     $     .22    $     .22
=====================================================================================================

 Diluted net income per share                      $     .18     $     .22     $     .21    $     .22
=====================================================================================================

Basic weighted average shares outstanding             84,562        84,582        84,518       84,457
Dilutive effect of outstanding stock awards              912         1,044         1,404        1,387
-----------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding           85,474        85,626        85,922       85,844
=====================================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
C.H. Robinson Worldwide,Inc. and Subsidiaries

TO C.H. ROBINSON WORLDWIDE, INC.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (a Delaware corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP

Minneapolis, Minnesota
February 4, 2002

REPORT OF MANAGEMENT
C.H. Robinson Worldwide, Inc. and Subsidiaries

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

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safe guarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Company, meets periodically and privately with the Company's independent public accountants, as well as management, to review accounting, auditing, internal control, financial reporting, and other matters.


/s/ John Wiehoff                      /s/ Chad Lindbloom

John P. Wiehoff                       Chad M. Lindbloom
President                             Vice President and Chief Financial Officer

20