Form 10-K, Exhibit 13
period 2004-12-31
C H ROBINSON WORLDWIDE INC
filed 2005-03-15
CIK 1043277

Exhibit 13

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

C.H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA

For the years ended December 31	2004	2003(2)	2002(2)	2001(2)	2000(2)
Gross revenues	$4,341,538	$3,613,645	$3,294,473	$3,090,072	$2,882,175
Gross profits	660,991	544,848	483,778	456,572	419,343
Income from operations	222,768	176,046	148,932	128,402	113,552
Net income	137,254	107,369	89,798	80,428	69,151
Net income per share
Basic	$1.62	$1.27	$1.06	$.95	$.82
Diluted	$1.59	$1.25	$1.05	$.94	$.81
Weighted average number of shares outstanding (in thousands)
Basic	84,614	84,387	84,368	84,374	84,529
Diluted	86,572	86,069	85,757	85,774	85,717
Dividends per share	$.51	$.36	$.26	$.21	$.17

BALANCE SHEET DATA

(as of December 31)
Working capital	$393,168	$336,128	$245,098	$179,687	$113,988
Total assets	1,080,696	908,149	777,151	683,490	644,207
Total long-term debt	—	—	—	—	—
Stockholders’ investment	620,856	518,747	427,469	356,786	302,943

OPERATING DATA

(as of December 31)
Branches	176	158	150	139	137
Employees	4,806	4,112	3,814	3,770	3,677
Average gross profits per employee(1)	$149	$137	$128	$123	$122

(1)	Gross profits per employee is a key performance indicator used by management to analyze our productivity, to benchmark the financial performance of our branches, and to analyze impacts of technology and other investments in our business.

(2)	Results from 2003 and prior years have been restated for retroactive adoption of the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table illustrates our gross profit margins by services and products:

For the years ended December 31,

	2004	2003	2002
Transportation	16.0%	16.3%	16.3%
Sourcing	7.3	6.8	6.2
Information Services	100.0	100.0	100.0

Total	15.2%	15.1%	14.7%

The following table summarizes our gross profits by service line:

For the years ended December 31,

(Dollars in thousands)	2004	2003	Change	2002	Change
Gross profits:
Transportation
Truck	$501,940	$401,709	25.0%	$361,353	11.2%
Intermodal	29,960	28,103	6.6	21,111	33.1
Ocean	20,558	19,027	8.0	17,007	11.9
Air	8,570	4,891	75.2	3,068	59.4
Miscellaneous	14,709	10,973	34.0	8,772	25.1

Total Transportation	575,737	464,703	23.9	411,311	13.0
Sourcing	51,772	50,373	2.8	46,536	8.2
Information Services	33,482	29,772	12.5	25,931	14.8

Total	$660,991	$544,848	21.3%	$483,778	12.6%

The following table represents certain statements of operations data, shown as percentages of our gross profits:

For the years ended December 31,	2004	2003(1)	2002(1)
Gross profits	100.0%	100.0%	100.0%
Selling, general, and administrative expenses:
Personnel expenses	50.5	51.2	50.5
Other selling, general, and administrative expenses	15.8	16.5	18.7

Total selling, general, and administrative expenses	66.3	67.7	69.2
Income from operations	33.7	32.3	30.8
Investment and other income	0.5	0.5	0.2

Income before provision for income taxes	34.2	32.8	31.0
Provision for income taxes	13.4	13.1	12.5

Net income	20.8%	19.7%	18.5%

(1)	Results from 2003 and prior years have been restated for retroactive adoption of the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation.

FORWARD-LOOKING INFORMATION

Our annual report, including the letter to our shareholders and this discussion and analysis of our financial condition and results of operations, contains certain “forward-looking statements.” These statements represent our expectations, beliefs, intentions, or strategies concerning future events and by their nature involve risks and uncertainties. Forward-looking statements include, among others, statements about our future performance, the continuation of historical trends, the sufficiency of our sources of capital for future needs, the effects of acquisitions, the expected impact of recently issued accounting pronouncements, and the outcome or effects of litigation. Risks that could cause actual results to differ materially from our current expectations include changes in market demand and pricing for our services, the impact of competition, changes in relationships with our customers, freight levels and our ability to source capacity to transport freight, our ability to source produce, the risks associated with litigation and insurance coverage, our ability to integrate acquisitions, the impacts of war, the risks associated with operations outside the United States, and changing economic conditions. Therefore, actual results may differ materially from our expectations based on these risks and uncertainties, including those described in the Business Description of our Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2004.

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

In addition to multimodal transportation services, we have two other logistics business lines: fresh produce sourcing and fee-based information services. Our Sourcing business is the buying and selling of fresh produce. We purchase fresh produce through our network of produce suppliers, and sell it to wholesalers, grocery retailers, restaurants, and foodservice distributors. In the majority of cases, we also arrange the transportation of the produce we sell, through our relationships with specialized transportation companies. Our Information Services business is our subsidiary, T-Chek Systems, Inc., which provides a variety of management and information services to motor carrier companies and to fuel distributors. Those services include funds transfer, driver payroll services, fuel management services, and fuel and use tax reporting.

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

We opened 9 new branches and acquired companies that resulted in an additional 9 branches in 2004. We are planning to open another 7 to 8 branches in 2005. Because we usually start small and open new offices with only two or three employees, we don’t expect them to make a material contribution to our financial results in the first few years of their operation. We believe it is important for our people to be successful on a local basis by building local customer and carrier relationships, and the company provides them with the technology and communication resources of our established branch network. Acquisitions that fit our growth criteria and culture, such as the acquisition of FoodSource announced in February 2005, may also augment our growth.

We are a service company, and our continued success is dependent on our ability to continue to hire and retain talented, productive people. We grew by approximately 700 employees in 2004. Branch employees act as a team in their sales efforts, customer service, and operations. A significant portion of our branch employees’ compensation is performance-oriented, based on the profitability of their branch. We believe this makes our sales employees more service-oriented, focused, and creative. In 2003, we implemented a new restricted stock program to better align our key employees with the interests of our shareholders, and to motivate and retain them for the long-term.

Since we became a publicly-traded company in 1997, our long-term growth target has been 15 percent for gross profits, income from operations, and earnings per share. This goal was based on an analysis of our performance in the previous twenty years, during which our compounded annual growth rate was 15 percent. Our expectation has been that over time we will continue to achieve our target of 15 percent growth, but that we will have periods in which we exceed that goal, and periods in which we fall short. In 2004, we exceeded our long-term growth goal in gross profits, income from operations, net income, and earnings per share. Our gross profits grew 21.3 percent over 2003. This growth was due, in part, to an increase in the number of shipments we handle to 3.8 million, an increase of 18.7 percent from 3.2 million shipments in 2003. We added approximately 2,000 new active customers. We believe that the continued growth of our customer base is evidence that we continue to penetrate the market and expand our reach. Our income from operations increased 26.5 percent to $222.8 million, our net income increased 27.8 percent to $137.3 million, and our diluted earnings per share increased 27.2 percent to $1.59.

The number of carriers we do business with is another important performance indicator that we track internally. In 2004, we increased our carrier base to approximately 35,000, up from approximately 30,000 in 2003. While our business with many of these new providers may still be small, we believe the growth in our contract carrier network shows that new transportation providers continue to enter the industry, and that we are well positioned to continue to meet our customers’ needs.

While we continue to expand our branch network, our customer relationships, our carrier base, and the services we provide, we expect to be challenged in 2005 with finding new sources of capacity to provide increased services. In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. In recent years, our income from operations has been lower in the first quarter than in the other three quarters, but it has not had a significant impact on our results of operations or our cash flows. Also, inflation has not materially affected our operations due to the short-term, transactional basis of our business. However, we cannot fully predict the impact seasonality and inflation may have in the future.

In 2004, the price of truckload transportation services charged by motor carriers increased significantly more than the rate of increase in prior years. The rate increases were driven by both increased operating costs for the carriers, including the price of fuel, insurance, and driver wages, and by pricing leverage as increased freight volumes drove an increase in the demand for capacity. The tight capacity conditions and higher rates created a very transactional, or spot market, transportation marketplace as shippers had to look for additional sources of capacity outside their planned transportation. While we have typically gained additional business due to these conditions, we have to be careful to manage our pricing correctly for both our spot and contractual business to preserve our gross profit margins in a volatile pricing environment.

In our opinion this is a normal cyclical pattern in the truck transportation industry. As truck transportation rates increase, it becomes more lucrative to provide those services and new carriers and capacity enter the marketplace. Over time, the supply of capacity and the demand for that capacity will become more balanced. In that situation, the growth of our transactional business may slow or even decline. These cycles can change rapidly based on economic conditions and it is very difficult to predict when and at what pace that will happen.

2004 COMPARED TO 2003

REVENUES. Gross revenues for 2004 were $4.34 billion, an increase of 20.1% over $3.61 billion in 2003. Gross profits in 2004 were $661.0 million, an increase of 21.3% over $544.8 million in 2003. This was the result of an increase in Transportation gross profits of 23.9% to $575.7 million, an increase in Sourcing gross profits of 2.8% to $51.8 million, and an increase in Information Services gross profits of 12.5% to $33.5 million.

During 2004, our gross profit margin, or gross profits as a percentage of gross revenues, increased to 15.2% from 15.1% in 2003. Transportation gross profit margin decreased to 16.0% in 2004 from 16.3% in 2003 due to market conditions. Sourcing gross profit margin increased to 7.3% in 2004 from 6.8% in 2003 primarily due to volatility in commodity pricing. In addition, we have been providing more value-added services to our customers as part of our produce sourcing business. Those new services are typically higher margin than our traditional produce business. Our Information Services business is a fee-based business, which generates 100% gross profit margin.

Transportation gross profits increased 23.9% to $575.7 million in 2004 from $464.7 million in 2003. Transportation revenues are generated through several transportation mode services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including less-than-truckload (LTL), increased 25.0% to $501.9 million in 2004 from $401.7 million in 2003. This increase was driven by transaction volume growth and pricing increases, while our gross profit margin declined slightly. Volume growth was helped by increased freight demand in the market place. This increase in demand also created a tight capacity market and increased market transportation rates. These market dynamics increased the amount of transactional truckload freight available in the market place. Our growth in transactional business, coupled with increased business with our existing customers, provided our volume growth.

Intermodal gross profits increased 6.6% to $30.0 million in 2004 from $28.1 million in 2003. This increase was driven by transaction volume growth, while our margins declined slightly.

Ocean gross profits increased 8.0% to $20.6 million in 2004 from $19.0 million in 2003. This increase was the result of the acquisition and subsequent branch openings in China (see Liquidity and Capital Resources for further discussion) and volume increases with several large customers.

Air gross profits increased 75.2% to $8.6 million in 2004 from $4.9 million in 2003. This significant increase in our air gross profits was primarily due to increased volumes.

Miscellaneous transportation gross profits consist of customs brokerage fees, transportation management fees, warehouse and crossdock services, and other miscellaneous transportation related services. This increase of 34.0% to $14.7 million in 2004 from $11.0 million in 2003 was driven by increases in transportation management fees and customs brokerage business.

Sourcing gross profits increased 2.8% to $51.8 million in 2004 from $50.4 million in 2003. Our Sourcing business is primarily the buying and selling of fresh fruits and vegetables. During the past decade, we have actively sought to expand our Sourcing customer base focusing on large multistore retailers. As a result we continue to see the long-term trend of increases in volume and gross profits in our integrated relationships with large retailers, restaurant chains, and foodservice providers, offset by a decline in our business with produce wholesale customers.

Information Services is comprised entirely of revenue generated by our subsidiary, T-Chek Systems. For 2004, Information Services gross profits increased by 12.5% to $33.5 million from $29.8 million in 2003, primarily due to transaction growth.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses are variable in relation to gross profits. However, we do gain some leverage when our gross profits grow.

Personnel expenses accounted for 76.2% of total selling, general, and administrative expenses in 2004 compared to 75.7% in 2003. Personnel expenses were $334.1 million in 2004, an increase of 19.8% over $279.0 million in 2003. Personnel expenses as a percentage of gross profits decreased to 50.5% in 2004 from 51.2% in 2003.

We focus on keeping personnel expenses as variable as possible while looking for opportunities to be more efficient. Gross profit per employee increased 8.8% in 2004 over 2003. This increase was driven partially by transportation market conditions, and our continuous efforts to improve processes, including our investments in technology.

Effective January 1, 2004, we adopted the fair value recognition provisions of Statement of Financial Accounting Standard (SFAS) 123, Accounting for Stock-Based Compensation, using the retroactive restatement method described in SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. We recorded compensation expense for stock option awards of $8.2 million in 2004 and $8.6 million in 2003.

We have also issued restricted stock to our employees, as announced in 2003. We made additional restricted stock grants in 2004 with an aggregate value of $6.8 million. Vesting expense related to the 2003 and 2004 awards was $11.7 million in 2004 compared to $6.8 million in 2003.

Other selling, general, and administrative expenses for 2004 were $104.1 million, an increase of 15.9% from $89.8 million in 2003. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 15.8% in 2004 compared to 16.5% in 2003. We strive to keep our expenses as variable as possible. With our revenue growth during 2004, we did gain leverage in our other selling, general, and administrative expense. We did continue to make investments for the future, including improving our technology infrastructure.

INCOME FROM OPERATIONS. Income from operations was $222.8 million for 2004, an increase of 26.5% over $176.0 million in 2003. This increase was primarily driven by the growth in our gross profits. Income from operations as a percentage of gross profits was 33.7% and 32.3% for 2004 and 2003.

INVESTMENT AND OTHER INCOME. Investment and other income was $3.3 million for 2004, an increase of 26.4% from $2.6 million in 2003. Our cash and cash equivalents as of December 31, 2004 increased $43.1 million over the balance as of December 31, 2003, which contributed to increased investment income.

PROVISION FOR INCOME TAXES. Our effective income tax rate was 39.3% for 2004 and 39.9% for 2003. The decrease in the effective income tax rate is primarily due to the decline in our effective foreign tax rate and the tax effects of stock-based compensation. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $137.3 million for 2004, an increase of 27.8% over $107.4 million for 2003. Basic net income per share increased 27.6% to $1.62 for 2004 compared to $1.27 for 2003. Diluted net income per share increased 27.2% to $1.59 for 2004 compared to $1.25 for 2003.

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

Truck gross profits, including less-than-truckload (LTL), increased 11.2% to $401.7 million in 2003 from $361.4 million in 2002. This increase was driven by transaction volume growth, while gross profit margin decreased slightly due to the mix of services provided. Increased market share with our large customers, coupled with new account development, drove our volume growth.

Intermodal gross profits increased 33.1% to $28.1 million in 2003 from $21.1 million in 2002. This increase was the result of growth in volumes and margin expansion. Volume growth was driven by our aggressive sales efforts and a stronger focus on mode conversion opportunities for our customers. The margin expansion was due primarily to prior year market conditions, which caused our margins in 2002 to shrink. Margins in 2003 returned to levels more consistent with historical results.

Ocean gross profits increased 11.9% to $19.0 million in 2003 from $17.0 million in 2002. This increase was the result of increased volumes with several large international customers and margin expansion.

Air gross profits increased 59.4% to $4.9 million in 2003 from $3.1 million in 2002. This significant increase in our air gross profits was primarily due to increased volumes with several large international customers.

Miscellaneous transportation gross profits consist of customs brokerage fees, transportation management fees, warehouse and crossdock services, and other miscellaneous transportation related services. This increase of 25.1% to $11.0 million in 2003 from $8.8 million in 2002 was driven by increases in transportation management fees and customs brokerage fees.

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

Personnel expenses accounted for 75.7% of total selling, general, and administrative expenses in 2003 compared to 73.0% in 2002. Personnel expenses were $279.0 million for 2003, an increase of 14.2% over $244.3 million in 2002. Personnel expenses as a percentage of gross profits increased to 51.2% in 2003 from 50.5% in 2002. This increase is largely attributable to an expense for restricted stock grants in 2003. The vesting and related expense for these restricted stock grants is variable, based on the company’s financial performance. For 2003, this expense was $6.8 million. The total value of the award granted in 2003 was $29.5 million.

We recorded compensation expense for stock option awards of $8.6 million in 2003 and $7.0 million in 2002.

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

INCOME FROM OPERATIONS. Income from operations was $176.0 million for 2003, an increase of 18.2% over $148.9 million in 2002. This increase was primarily driven by the growth in our gross profits. Income from operations as a percentage of gross profits was 32.3% and 30.8% for 2003 and 2002.

INVESTMENT AND OTHER INCOME. Investment and other income was $2.6 million for 2003, an increase of 94.0% from $1.3 million in 2002. Our cash and cash equivalents as of December 31, 2003 increased $40.4 million over the balance as of December 31, 2002, which contributed to increased investment income. Improved returns on our non-qualified deferred compensation investment portfolio accounted for $0.9 million of this increase.

PROVISION FOR INCOME TAXES. Our effective income tax rate was 39.9% for 2003 and 40.2% for 2002. The decrease in the effective income tax rate is primarily due to the decline in our effective foreign tax rate offset by an increase in the effective state tax rate. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $107.4 million for 2003, an increase of 19.6% over $89.8 million for 2002. Basic net income per share increased 19.8% to $1.27 for 2003 compared to $1.06 for 2002. Diluted net income per share increased by 19.0% to $1.25 for 2003 compared to $1.05 for 2002.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated substantial cash from operations, which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $166.5 million and $123.4 million as of December 31, 2004 and 2003. Available-for-sale securities consisting primarily of highly liquid investments totaled $121.6 million and $120.8 million as of December 31, 2004 and 2003. Working capital at December 31, 2004 and 2003 was $393.2 million and $336.1 million.

Our first priority for our cash is growing the business, as we do require some working capital and a small amount of capital expenditures to grow. We are continually looking for acquisitions to redeploy our cash, but those acquisitions must fit our culture and enhance our growth opportunities. On February 14, 2005, we acquired all ongoing operations and certain assets of FoodSource, Inc., FoodSource Procurement, LLC, and Epic Roots, Inc., and believe that these companies will help us continue to grow our produce business with large grocery retailers. We will return more of the cash to our shareholders if our cash balance continues to increase and there are no significant attractive acquisition opportunities. We have had no long-term debt for the last seven years.

We generated $155.9 million, $109.5 million, and $114.1 million of cash flow from operations in 2004, 2003, and 2002. This was due to net income generated, adjusted primarily for non-cash expenses, and the net change in accounts receivable and accounts payable. In 2004, our accounts payable did not increase as fast as our revenue growth primarily due to increased use of our Quick Pay program, which charges our carriers a discount off the invoice amount in exchange for shorter payment terms.

We used $54.8 million, $38.2 million, and $91.3 million of cash flow for investing activities in 2004, 2003, and 2002. We closed three acquisitions for a total of $19.1 million in 2004. In

February 2004, we acquired 100% of the outstanding shares of Camway Transportation Corporation. In June 2004, we acquired selected assets of Dalian Decheng Shipping Agency Co. Ltd. (“DDSA”). DDSA is a China-based NVOCC, or non-vessel-operating common carrier, with seven office locations throughout mainland China. In December 2004, we acquired all of the ongoing operations and certain assets of U.S.Traffic, Inc.

We had $34.7 million, $8.3 million, and $7.3 million of net capital expenditures in 2004, 2003, and 2002. As previously disclosed, we acquired a building in Chicago, Illinois, for $9.5 million in January 2004. In addition to the building purchase, we spent an additional $12.0 million to prepare this building and to build out additional office space in Eden Prairie, Minnesota. In 2004, we had approximately $7.4 million of investments in information technology equipment.

We used $60.0 million, $33.0 million, and $25.8 million of cash flow for financing activities in 2004, 2003, and 2002. This was primarily quarterly dividends and share repurchases for our employee stock plans. We declared quarterly dividends during 2004 for an aggregate of $0.51 per share, and quarterly dividends during 2003 for an aggregate of $0.36 per share. We declared a $0.15 per share dividend payable on April 1, 2005 to shareholders of record as of March 11, 2005.

We have 3.2 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (2.58% at December 31, 2004). This discretionary line of credit has no expiration date. During 2004, we borrowed 25.4 million euros, or $31.7 million, all of which was repaid during the year. During 2003, we borrowed 23.0 million euros, or $26.4 million, all of which was repaid during the year. As of December 31, 2004 and 2003, the outstanding balance was zero. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2004.

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

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL CONTINGENCIES

The following table aggregates all contractual commitments and commercial obligations that affect our financial condition and liquidity position as of December 31, 2004:

Payments Due by Period (dollars in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases (a)	$65,876	$15,173	$32,675	$5,949	$12,079
Purchase Obligations (b)	9,664	3,917	5,747	—	—
Construction Commitments (c)	5,084	5,084	—	—	—

Total	$80,624	$24,174	$38,422	$5,949	$12,079

(a)	We have certain facilities, equipment, and automobiles under operating leases.

(b)	Purchase obligations include agreements for services that are enforceable and legally binding and that specify all significant terms. As of December 31, 2004, such obligations include telecommunications services and maintenance contracts.

(c)	As of December 31, 2004, we had commitments for the completion of construction and furnishing of our building in Chicago.

We have no long-term debt or capital lease obligations. Long-term liabilities consist of net long-term deferred income taxes and the obligation under our non-qualified deferred compensation plan. This liability has been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements include accounts of the company and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. In certain circumstances, those estimates and assumptions can affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing our financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We don’t believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Note 1 of the “Notes to Consolidated Financial Statements” includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of our critical accounting policies and estimates.

REVENUE RECOGNITION. Gross revenues consist of the total dollar value of goods and services purchased from us by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling. We act principally as the service provider for these transactions and recognize revenue as these services are rendered or goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Nearly all transactions in our Transportation and Sourcing businesses are recorded at the gross amount we charge our customers for the service we provide and goods we sell. In these transactions, we are the primary obligor, we are a principal to the transaction, we have all credit risk, we maintain substantially all risks and rewards, we have discretion to select the supplier, and we have latitude in pricing decisions. Additionally, in our Sourcing business, we take loss of inventory risk during shipment and have general inventory risk. Certain transactions in customs brokerage, transportation management, and all transactions in Information Services are recorded at the net amount we charge our customers for the service we provide because many of the factors stated above are not present.

VALUATIONS FOR ACCOUNTS RECEIVABLE. Our allowance for doubtful accounts is calculated based upon the aging of our receivables, our historical experience of uncollectible accounts, and any specific customer collection issues that we have identified. The allowance of $25.2 million as of December 31, 2004, increased compared to the allowance of $23.6 million as of December 31, 2003. We believe that the recorded allowance is sufficient and appropriate based on our customer aging trends, the exposures we have identified, and our historical loss experience.

GOODWILL. We manage and report our operations as one operating segment. Our branches represent a series of homogenous reporting units that are aggregated for the purpose of evaluating goodwill for impairment on an enterprise wide basis. Based on the substantial excess of our market capitalization over our book value, we have determined that there is no indication of goodwill impairment at December 31, 2004.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 2 in the “Notes to Consolidated Financial Statements” for a discussion of the impact of recently issued accounting pronouncements on our financial condition and results of operations.

MARKET RISK

We had $288.1 million of cash and investments on December 31, 2004, consisting of $166.5 million of cash and cash equivalents and $121.6 million of available-for-sale securities. Substantially all of the cash equivalents are money market securities from domestic issuers. All of our available-for-sale securities are high-quality bonds. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investments.

CONSOLIDATED BALANCE SHEETS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) As of December 31,	2004	2003(1)
ASSETS
Current assets:
Cash and cash equivalents	$166,476	$123,413
Available-for-sale securities	121,600	120,836
Receivables, net of allowance for doubtful accounts of $25,204 and $ 23,569	544,274	457,455
Deferred tax asset	8,180	9,535
Prepaid expenses and other	5,457	6,090

Total current assets	845,987	717,329
Property and equipment	102,417	70,344
Accumulated depreciation and amortization	(51,295)	(44,719)

Net property and equipment	51,122	25,625
Goodwill	171,202	155,070
Other intangible assets, net of accumulated amortization of $4,386 and $ 3,644	5,685	3,801
Other assets	6,700	6,324

Total assets	$1,080,696	$908,149

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$303,082	$261,206
Outstanding checks	55,847	50,721
Accrued expenses – Compensation and profit-sharing contribution	60,261	46,582
Income taxes and other	33,629	22,692

Total current liabilities	452,819	381,201
Deferred tax liability	4,153	5,598
Nonqualified deferred compensation obligation	2,868	2,603

Total liabilities	459,840	389,402

Commitments and contingencies
Stockholders’ investment:
Preferred stock, $.10 par value, 20,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.10 par value, 130,000 shares authorized; 85,805 and 85,762 shares issued, 85,240 and 85,304 outstanding	8,524	8,530
Additional paid-in capital	172,011	174,009
Retained earnings	498,406	404,750
Deferred compensation	(34,241)	(52,285)
Accumulated other comprehensive income (loss)	1,608	(363)
Treasury stock at cost (565 and 458 shares)	(25,452)	(15,894)

Total stockholders’ investment	620,856	518,747

Total liabilities and stockholders’ investment	$1,080,696	$908,149

The accompanying notes are an integral part of these consolidated financial statements.

(1)	The December 31, 2003 balance sheet has been restated for retroactive adoption of the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as discussed in Note 7.

CONSOLIDATED STATEMENTS OF OPERATIONS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) For the years ended December 31,	2004	2003(1)	2002(1)
Gross revenues:
Transportation	$3,597,249	$2,845,934	$2,517,211
Sourcing	710,807	737,939	751,331
Information Services	33,482	29,772	25,931

Total gross revenues	4,341,538	3,613,645	3,294,473

Cost of transportation, products, and handling:
Transportation	3,021,512	2,381,231	2,105,900
Sourcing	659,035	687,566	704,795

Total cost of transportation, products, and handling	3,680,547	3,068,797	2,810,695

Gross profits	660,991	544,848	483,778
Selling, general, and administrative expenses:
Personnel	334,118	279,008	244,321
Other selling, general, and administrative expenses	104,105	89,794	90,525

Total selling, general, and administrative expenses	438,223	368,802	334,846

Income from operations	222,768	176,046	148,932
Investment and other income:
Interest income	2,824	2,246	1,694
Non-qualified deferred compensation investment gain (loss)	154	447	(406)
Other	292	(105)	46

Total investment and other income	3,270	2,588	1,334

Income before provision for income taxes	226,038	178,634	150,266
Provision for income taxes	88,784	71,265	60,468

Net income	$137,254	$107,369	$89,798

Basic net income per share	$1.62	$1.27	$1.06
Diluted net income per share	$1.59	$1.25	$1.05
Basic weighted average shares outstanding	84,614	84,387	84,368
Dilutive effect of outstanding stock awards	1,958	1,682	1,389

Diluted weighted average shares outstanding	86,572	86,069	85,757

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Statements of Operations for the years ended December 31, 2003 and 2002 have been restated for retroactive adoption of the fair value recognition provisions of SFAS 123, Accounting for Stock Based-Compensation, as discussed in Note 7.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) For the years ended December 31, 2004, 2003, and 2002	Common Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Investment
Balance, December 31, 2001	84,457	$8,446	$99,551	$270,711	$(6,247)	$(1,592)	$(15,054)	$355,815
Cumulative SFAS 123 retroactive restatement	—	—	30,058	(10,641)	(18,446)	—	—	971
Net income	—	—	—	89,798	—	—	—	89,798
Other comprehensive income - Unrealized gain on available-for-sale securities	—	—	—	—	—	12	—	12
Foreign currency translation adjustment	—	—	—	—	—	(859)	—	(859)

Comprehensive income	—	—	—	—	—	—	—	88,951

Cash dividends, $.26 per share	—	—	—	(21,956)	—	—	—	(21,956)
Stock issued for employee benefit plans	448	45	(4,936)	—	—	—	12,599	7,708
Issuance of stock options	—	—	10,557	—	(10,557)	—	—	—
Issuance of restricted stock	34	3	987	—	(990)	—	—	—
Stock-based compensation expense	—	—	661	—	7,908	—	—	8,569
Tax benefit on deferred compensation and employee stock plans	—	—	632	—	—	—	—	632
Repurchase of common stock	(433)	(43)	—	—	—	—	(13,178)	(13,221)

Balance, December 31, 2002(1)	84,506	8,451	137,510	327,912	(28,332)	(2,439)	(15,633)	427,469
Net income	—	—	—	107,369	—	—	—	107,369
Other comprehensive income - Unrealized loss on available-for-sale securities	—	—	—	—	—	(12)	—	(12)
Foreign currency translation adjustment	—	—	—	—	—	2,088	—	2,088

Comprehensive income	—	—	—	—	—	—	—	109,445

Cash dividends, $.36 per share	—	—	—	(30,531)	—	—	—	(30,531)
Stock issued for employee benefit plans	518	52	(5,699)	—	—	—	15,784	10,137
Issuance of restricted stock	719	72	29,463	—	(29,535)	—	—	—
Issuance of stock options	—	—	10,775	—	(10,775)	—	—	—
Stock-based compensation expense	—	—	(338)	—	16,357	—	—	16,019
Tax benefit on deferred compensation and employee stock plans	—	—	2,298	—	—	—	—	2,298
Repurchase of common stock	(439)	(45)	—	—	—	—	(16,045)	(16,090)

Balance, December 31, 2003(1)	85,304	8,530	174,009	404,750	(52,285)	(363)	(15,894)	518,747
Net income	—	—	—	137,254	—	—	—	137,254
Other comprehensive income - Unrealized loss on available-for-sale securities	—	—	—	—	—	(7)	—	(7)
Foreign currency translation adjustment	—	—	—	—	—	1,978	—	1,978

Comprehensive income	—	—	—	—	—	—	—	139,225

Cash dividends, $.51 per share	—	—	—	(43,598)	—	—	—	(43,598)
Stock issued for employee benefit plans	540	54	(9,551)	—	—	—	19,993	10,496
Issuance of restricted stock, net of terminations	25	3	5,848	—	(5,851)	—	—	—
Stock-based compensation expense, net of terminations	20	2	(1,541)	—	23,895	—	—	22,356
Tax benefit on deferred compensation and employee stock plans	—	—	3,246	—	—	—	—	3,246
Repurchase of common stock	(649)	(65)	—	—	—	—	(29,551)	(29,616)

Balance, December 31, 2004	85,240	$8,524	$172,011	$498,406	$(34,241)	$1,608	$(25,452)	$620,856

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Statements of Stockholders’ Investment for the years ended December 31, 2003 and 2002 have been restated for retroactive adoption of the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, as discussed in Note 7.

CONSOLIDATED STATEMENTS OF CASH FLOWS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands) For the years ended December 31,	2004	2003(1)	2002(1)
OPERATING ACTIVITIES
Net income	$137,254	$107,369	$89,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,814	10,992	14,029
Gain on insurance proceeds	(1,200)	—	—
Provision for doubtful accounts	8,823	5,180	5,807
Stock-based compensation	22,356	16,019	8,569
Deferred income taxes and tax benefit on stock-based compensation	3,156	8,299	(497)
Loss on sale/disposal of assets	168	355	546
Changes in operating elements, net of effects of acquisitions:
Receivables	(90,262)	(70,965)	(22,985)
Prepaid expenses and other	643	(1,993)	845
Accounts payable and outstanding checks	39,863	33,285	4,453
Accrued compensation and profit-sharing contribution	13,629	7,049	7,431
Accrued income taxes and other	9,697	(6,092)	6,143

Net cash provided by operating activities	155,941	109,498	114,139

INVESTING ACTIVITIES
Purchases of property and equipment	(34,741)	(8,574)	(7,325)
Insurance proceeds	1,590	—	—
Sales of property and equipment	—	309	—
Cash paid for acquisitions, net of cash acquired	(19,112)	(2,089)	(15,995)
Purchases of available-for-sale securities	(70,139)	(155,820)	(105,334)
Sales/maturities of available-for-sale securities	69,366	130,199	39,075
Other	(1,780)	(2,198)	(1,714)

Net cash used for investing activities	(54,816)	(38,173)	(91,293)

FINANCING ACTIVITIES
Proceeds from stock issued for employee benefit plans	10,496	10,137	7,708
Repurchase of common stock	(29,616)	(16,090)	(13,221)
Cash dividends	(40,902)	(27,046)	(20,266)

Net cash used for financing activities	(60,022)	(32,999)	(25,779)
Effect of exchange rates on cash	1,960	2,088	(859)

Net increase (decrease) in cash and cash equivalents	43,063	40,414	(3,792)
Cash and cash equivalents, beginning of year	123,413	82,999	86,791

Cash and cash equivalents, end of year	$166,476	$123,413	$82,999

Cash paid for income taxes	$79,747	$64,651	$54,813
Cash paid for interest	$104	$65	$31

Supplemental disclosure of noncash activities:
Restricted stock awarded	$6,800	$29,535	$990

The accompanying notes are an integral part of these consolidated financial statements.

(1)	The Statements of Cash Flows from December 31, 2003 and 2002 have been restated for retroactive adoption of the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, as discussed in Note 7.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.H. Robinson Worldwide, Inc. and Subsidiaries

NOTE 1: Summary of Significant Accounting Policies

BASIS OF PRESENTATION – C.H. Robinson Worldwide, Inc. and our Subsidiaries (“the Company,” “we,” “us,” or “our”) is a global provider of multimodal transportation services and logistics solutions through a network of 176 branch offices operating in North America, South America, Europe, and Asia. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and our majority owned and controlled subsidiaries. Our minority interests in subsidiaries are not significant. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

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

REVENUE RECOGNITION – Gross revenues consist of the total dollar value of goods and services purchased from us by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling. We act principally as the service provider for these transactions and recognize revenue as these services are rendered or goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Nearly all transactions in our Transportation and Sourcing businesses are recorded at the gross amount we charge our customers for the service we provide and goods we sell. In these transactions, we are the primary obligor, we are a principal to the transaction, we have all credit risk, we maintain substantially all risks and rewards, we have discretion to select the supplier, and we have latitude in pricing decisions. Additionally, in our Sourcing business, we take loss of inventory risk during shipment and have general inventory risk. Certain transactions in customs brokerage, transportation management, and all transactions in Information Services are recorded at the net amount we charge our customers for the service we provide because many of the factors stated above are not present.

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

The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

	2004	2003	2002
Gross revenues
United States	$4,022,795	$3,437,269	$3,154,902
Other locations	318,743	176,376	139,571

	$4,341,538	$3,613,645	$3,294,473

	2004	2003
Long-lived assets
United States	$59,450	$33,115
Other locations	4,057	2,635

	$63,507	$35,750

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

PROPERTY AND EQUIPMENT – Property and equipment are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line methods over the estimated lives of the assets of 3 to 15 years.

Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

We recognized depreciation expense of $9.3 million in 2004, $8.8 million in 2003, and $11.3 million in 2002. A summary of our property and equipment as of December 31 is as follows (in thousands):

	2004	2003
Furniture, fixtures, and equipment	$68,943	$57,417
Construction in progress	18,417	—
Corporate aircraft	9,000	9,000
Leasehold improvements	6,057	3,927
Less accumulated depreciation	(51,295)	(44,719)

Net property and equipment	$51,122	$25,625

INTANGIBLE ASSETS – Goodwill is the difference between the purchase price of a company and the fair market value of the acquired company’s net assets. Other intangible assets, with either indefinite or definite lives, include customer lists, carrier lists, employee lists, and non-compete agreements. Intangible assets with definite lives are being amortized using the straight-line method over their estimated lives, ranging from three to ten years. Other intangible assets with indefinite lives, including goodwill, are no longer being amortized. See Note 4.

OTHER ASSETS – Other assets includes such items as purchased and internally developed software, and the investment related to our nonqualified deferred compensation plan. We recognized amortization expense of purchased and internally developed software of $1.8 million in 2004, $1.6 million in 2003 and, $2.0 million in 2002. Amortization expense is computed using straight-line methods over three years.

A summary of our purchased and internally developed software as of December 31 is as follows (in thousands):

	2004	2003
Purchased software	$9,056	$8,789
Internally developed software	3,442	3,013
Less accumulated amortization	(9,314)	(8,815)

Net software	$3,184	$2,987

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

RECLASSIFICATIONS – Certain reclassifications have been made to the 2003 and 2002 financial statements and footnotes to conform to the presentation used in 2004.

We have begun to classify investments in auction-rate securities and variable rate demand notes as available-for-sale securities. These investments were included in cash and cash equivalents in previous periods ($75.3 million at December 31, 2004 and $75.1 million at December 31, 2003), and such amounts have been reclassified in the accompanying consolidated financial statements to conform to the current period classification. This reclassification had no effect on the amounts of total current assets, total assets, or net income.

NOTE 2: Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) released its final revised standard, Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment. SFAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. We have no outstanding liability based service awards. SFAS 123R also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as is currently required. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. Adoption of SFAS 123R is required for interim or annual periods beginning after June 15, 2005. We adopted SFAS 123 in the first quarter of 2004 through the provisions allowed in SFAS 148. The adoption of SFAS 123R in the third quarter of 2005 will not have a material impact on our consolidated financial position, results of operations, or cash flow.

NOTE 3: Available-For-Sale Securities

Our investments consist of investment-grade marketable debt securities, auction rate preferred securities and municipal auction rate notes. These investments, which have original maturities beyond one year, may be classified as short-term based on their highly liquid nature and because these securities represent the investment of cash that is available for current operations. All are classified as available-for-sale and recorded at fair value. The carrying value of available-for-sale securities approximates fair market value due to their short maturities. Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive income. The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 2004, 2003, and 2002. As of December 31, 2004 and 2003, we had $121.6 million and $120.8 million in available-for-sale securities.

NOTE 4: Goodwill and Other Intangible Assets

A summary of our intangible assets as of December 31 is as follows (in thousands):

	Unamortizable intangible assets	Amortizable intangible assets
December 31, 2003
Gross	$169,832	$3,445
Accumulated amortization	(11,929)	(2,477)

Net	$157,903	$968

December 31, 2004
Gross	$185,964	$6,054
Accumulated amortization	(11,929)	(3,202)

Net	$174,035	$2,852

We completed an impairment test to determine the impact of adopting SFAS No. 142 on our earnings and financial position. This impairment test did not result in any impairment losses.

The change in the carrying amount of goodwill for the year ended December 31, 2004, is as follows (in thousands):

Balance December 31, 2003	$155,070
Goodwill associated with acquisitions	16,132

Balance December 31, 2004	$171,202

Amortization expense for other intangible assets was $761,000 in 2004, $614,000 in 2003, and $705,000 in 2002. Estimated amortization expense for each of the five succeeding fiscal years based on the intangible assets at December 31, 2004 is as follows (in thousands):

2005	$710
2006	710
2007	548
2008	534
2009	311

NOTE 5: Lines of Credit

We have 3.2 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (2.58% at December 31, 2004). This discretionary line of credit has no expiration date. During 2004, we borrowed 25.4 million euros, or $31.7 million, all of which was repaid during the year. During 2003, we borrowed 23.0 million euros, or $26.4 million, all of which was repaid during the year. As of December 31, 2004 and 2003, the outstanding balance was zero. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2004.

NOTE 6: Income Taxes

C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consist of the following for the period ended December 31 (in thousands):

	2004	2003	2002
Tax provision:
Federal	$73,459	$53,573	$49,643
State	11,495	9,387	7,416
Foreign	3,920	2,303	3,452

	88,874	65,263	60,511
Deferred provision (benefit)	(90)	6,002	(43)

Total provision	$88,784	$71,265	$60,468

A reconciliation of the provision for income taxes using the statutory federal income tax rate to our effective income tax rate for the years ended December 31 is as follows:

	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.4	3.2	2.7
Stock-based compensation	0.6	1.0	1.1
Foreign and other	0.3	0.7	1.4

	39.3%	39.9%	40.2%

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

	2004	2003
Deferred tax assets:
Accrued compensation	$14,060	$7,295
Receivables	8,087	7,675
Other	1,506	1,941
Deferred tax liabilities:
Intangible assets	(14,417)	(10,426)
Long-lived assets	(3,551)	(1,962)
Other	(1,658)	(586)

Net deferred tax assets	$4,027	$3,937

Income tax expense considers amounts which may be needed to cover exposures for open tax years. The Internal Revenue Service is currently auditing 2002 and 2003. We do not expect any material impact related to open tax years; however, actual settlements may differ from amounts accrued.

NOTE 7: Capital Stock and Stock Award Plans

Effective January 1, 2004, we adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, using the retroactive restatement method described in SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In connection with the use of the retroactive restatement method, income statement amounts have been restated for the years ending December 31, 2002 and 2003 to reflect results as if the fair-value method of SFAS 123 had been applied from its original effective date. Total compensation cost recognized in income for stock option awards was $8.2 million in 2004, $8.6 million in 2003, and $7.0 million in 2002. The December 31, 2003 balance sheet has been restated which resulted in a $1.7 million decrease in deferred tax liability and a $1.7 million increase in stockholders’ investment.

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

STOCK AWARD PLANS – Our 1997 Omnibus Stock Plan allows us to grant certain stock awards, including stock options at fair market value and restricted shares and units, to our key employees and outside directors. A maximum of 9,000,000 shares can be granted under this plan; 2,842,877 shares were available for stock awards as of December 31, 2004.

The contractual lives of all options granted are 10 years. Options vest over a five year period from the date of grant, with none vesting the first year and one quarter vesting each year after that. Options issued to outside directors vest immediately.

The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003 Grants	2002 Grants
Risk-free interest rate	2.85-3.5%	3.8-4.7%
Expected dividend yield	1.0%	1.0%
Expected volatility factor	24.3-38.2%	40.0-40.2%
Expected option term	7 years	7 years

Fair value per option	$9.72-11.73	$11.42-13.18

The following schedule summarizes stock option activity in the plan.

	Shares	Stock Options Weighted Average Exercise Price
Outstanding at December 31, 2001	3,436,477	$18.03

Granted	803,050	29.20
Exercised	(283,928)	12.90
Terminated	(36,080)	27.54

Outstanding at December 31, 2002	3,919,519	20.65

Granted	921,415	29.92
Exercised	(403,022)	14.30
Terminated	(117,285)	16.90

Outstanding at December 31, 2003	4,320,627	23.33

Granted	35,312	44.00
Exercised	(473,299)	15.97
Terminated	(36,364)	29.48

Outstanding at December 31, 2004	3,846,276	$24.35

Exercisable at December 31, 2002	1,165,467	$12.75
Exercisable at December 31, 2003	1,468,081	$16.60
Exercisable at December 31, 2004	1,876,346	$20.18

Significant option groups outstanding at December, 31, 2004 and related weighted-average exercise price and remaining life information follows:

Exercise Price Range	Options Outstanding	Weighted Average Exercise Prices	Weighted Average Remaining Life (years)	Options Exercisable	Weighted Average Exercise Price for Exercisable Shares
$9.00-12.59	661,656	$11.67	3.8	661,656	$11.67
$20.35	834,563	20.35	5.8	625,922	20.35
$26.61-29.64	2,258,434	29.00	7.2	524,645	28.42
$30.74-35.00	22,500	31.21	6.9	10,000	30.74
$38.67-40.60	69,123	40.07	6.2	54,123	40.46

	3,846,276	$24.35	6.3	1,876,346	$20.18

During 2004, we awarded to certain key employees 29,950 restricted shares and 116,975 restricted units, which were granted under the 1997 Omnibus Stock Plan. These shares and units are subject to certain vesting requirements based on the performance of the company each year until December 31, 2008. The value of such stock was established by the market price on the date of grant. It is recorded as deferred compensation within stockholders’ investment in the accompanying financial statements and is being expensed over the estimated vesting period. As of December 31, 2004, 9,584 restricted shares and 37,432 restricted units were vested.

During 2003, we awarded to certain key employees 718,750 restricted shares and 147,275 restricted units, which were granted under the 1997 Omnibus Stock Plan. These shares and units are subject to certain vesting requirements based on the performance of the company each year until December 31, 2007. As of December 31, 2004, 381,784 restricted shares and 81,001 restricted units were vested.

During 2004, 2002, and 2000, we awarded to certain key employees 3,000, 34,450, and 237,292 restricted shares, which were granted under the 1997 Omnibus Stock Plan. The shares are subject to certain vesting requirements. The value of such stock was established by the market price on the date of grant, and was recorded as deferred compensation within stockholders investment in the accompanying financial statements and is being amortized ratably over the applicable restricted stock vesting period. Expense related to all restricted shares and units was $12.7 million in 2004, $7.7 million in 2003, and $921,000 in 2002.

EMPLOYEE STOCK PURCHASE PLAN – Our 1997 Employee Stock Purchase Plan allows our employees to contribute up to $10,000 of their annual cash compensation to purchase company stock. Purchase price is determined using the closing price on the last day of the quarter discounted by 15%. Shares are vested immediately. Employees purchased approximately 119,000, 134,000, and 140,000 shares of our Common Stock under this plan at an aggregate cost of $4.6 million, $4.2 million, and $4.0 million in 2004, 2003, and 2002.

SHARE REPURCHASE PROGRAMS – In conjunction with our initial public offering in 1997, our Board of Directors authorized a stock repurchase plan that allows management to repurchase 2,000,000 common shares for reissuance upon the exercise of employee stock options and other stock plans. We purchased approximately 282,100 and 433,300 shares of our common stock for the treasury at an aggregate cost of $9.9 million and $13.2 million in 2003 and 2002 under this stock repurchase plan. There are no shares remaining to be repurchased under this original plan.

During 1999, the Board of Directors authorized a second stock repurchase plan, allowing for the repurchase of 4,000,000 shares. We purchased 648,800 and 157,300 shares of our common stock for the treasury at an aggregate cost of $29.6 million and $6.2 million in 2004 and 2003 under this stock repurchase plan. There are 3,193,900 shares remaining for repurchase under this plan.

We reissued shares totaling 540,000, 518,000, and 448,000 in 2004, 2003, and 2002 for stock award and employee benefit plans.

NOTE 8: Commitments and Contingencies

EMPLOYEE BENEFIT PLANS – We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all eligible employees. Annual profit-sharing contributions are determined by our Board of Directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our Board of Directors. Profit-sharing plan expense, including matching contributions, was approximately $15.6 million in 2004, $11.5 million in 2003, and $12.3 million in 2002.

NONQUALIFIED DEFERRED COMPENSATION PLAN – The Robinson Companies Nonqualified Deferred Compensation Plan provides certain employees the opportunity to defer a specified percentage or dollar amount of their cash and stock compensation. Participants may elect to defer up to 100% of their cash compensation. The accumulated benefit obligation was $2.9 million and $2.6 million as of December 31, 2004 and 2003, respectively. We have purchased investments to fund the future liability. The investments had an aggregate market value of $2.9 million as of December 31, 2004 and $2.6 million in 2003, respectively, and are included in other assets in the consolidated balance sheets.

LEASE COMMITMENTS – We lease certain facilities, equipment, and automobiles under operating leases. Lease expense was $16.3 million for 2004, $16.3 million for 2003, and $17.2 million for 2002. Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2004 are as follows (in thousands):

2005	$15,173
2006	12,704
2007	11,086
2008	8,885
2009	5,949
Thereafter	12,079

Total	$65,876

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

NOTE 9: Acquisitions

In 2004, we closed three acquisitions for a total of $19.1 million, which was paid primarily in cash: Camway Transportation Corporation, a third party logistics company based in Toledo, Ohio; Dalian Decheng Shipping Agency Co. Ltd, a non-vessel-operating common carrier based in China; and U.S. Traffic, Inc., a third party logistics company based in Lindon, Utah.

Goodwill recognized in these transactions amounted to $16.1 million. Other intangible assets related to these transactions amounted to $2.6 million.

NOTE 10: Subsequent Events

On February 14, 2005, we acquired the ongoing operations and certain assets of three produce sourcing and marketing companies, FoodSource, Inc. and FoodSource Procurement, LLC (“FoodSource entities”) and Epic Roots, Inc. (“Epic Roots”). The three companies combined had gross revenues of approximately $270 million in 2004.

The FoodSource entities provide a variety of produce sourcing and distribution services including produce procurement, contract management, private label brand management, new item development, merchandising, packaging and transportation of produce. The FoodSource entities have approximately 260 customers, including large retail grocery chains, retail grocery wholesalers, mid-range supermarkets, specialty food chains and foodservice distributors.

Epic Roots provides produce sales and product development services and is a key partner of FoodSource.

NOTE 11: Supplementary Data (unaudited)

Our results of operations for each of the quarters in the years ended December 31, 2004 and 2003 are summarized below (in thousands, except per share data).

2004	March 31	June 30	September 30	December 31
Gross revenues:
Transportation	$772,449	$871,678	$943,256	$1,009,866
Sourcing	166,243	197,244	172,026	175,294
Information Services	7,918	8,179	8,524	8,861

Total gross revenues	946,610	1,077,101	1,123,806	1,194,021

Cost of transportation, products, and handling:
Transportation	642,609	737,462	793,108	848,333
Sourcing	154,417	181,584	158,525	164,509

Total cost of transportation, products, and handling	797,026	919,046	951,633	1,012,842

Gross profits	149,584	158,055	172,173	181,179
Income from operations	47,171	52,517	61,011	62,069

Net income	$29,072	$32,278	$37,349	$38,555

Basic net income per share	$.34	$.38	$.44	$.46

Diluted net income per share	$.34	$.37	$.43	$.44

Basic weighted average shares outstanding	84,621	84,677	84,616	84,543
Dilutive effect of outstanding stock awards	1,793	1,886	1,932	2,220

Diluted weighted average shares outstanding	86,414	86,563	86,548	86,763

2003(1)	March 31	June 30	September 30	December 31
Gross revenues:
Transportation	$641,544	$723,232	$720,571	$760,587
Sourcing	167,914	204,702	191,249	174,074
Information Services	7,286	7,272	7,518	7,696

Total gross revenues	816,744	935,206	919,338	942,357

Cost of transportation, products, and handling:
Transportation	527,560	608,266	605,221	640,184
Sourcing	156,093	190,915	178,296	162,262

Total cost of transportation, products, and handling	683,653	799,181	783,517	802,446

Gross profits	133,091	136,025	135,821	139,911
Income from operations	41,487	44,270	44,888	45,401

Net income	$25,140	$27,221	$27,212	$27,796

Basic net income per share	$.30	$.32	$.32	$.33

Diluted net income per share	$.29	$.32	$.32	$.32

Basic weighted average shares outstanding	84,332	84,391	84,401	84,425
Dilutive effect of outstanding stock awards	1,291	1,735	1,827	1,874

Diluted weighted average shares outstanding	85,623	86,126	86,228	86,299

(1)	Results of Operations for 2003 have been restated for the retroactive adoption of the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, as discussed in Note 7.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

C.H. Robinson Worldwide, Inc. and Subsidiaries

To the Board of Directors and Stockholders of C.H. Robinson Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the financial statements, the Company retroactively adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, effective January 1, 2004.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Minneapolis, Minnesota

March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

C.H. Robinson Worldwide, Inc. and Subsidiaries

To The Board of Directors and Stockholders of C.H. Robinson Worldwide, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control, that C.H. Robinson Worldwide, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2004 of the Company and our report dated March 11, 2005 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the company’s adoption of a new accounting standard.

Minneapolis, Minnesota

March 11, 2005

MANAGEMENT’S REPORT ON INTERNAL CONTROL

C.H. Robinson Worldwide, Inc. and Subsidiaries

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f).All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, we concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

John P. Wiehoff	Chad M. Lindbloom
President and Chief Executive Officer	Vice President and Chief Financial Officer

