Form 10-K, Exhibit 13
period 2005-12-31
C H ROBINSON WORLDWIDE INC
filed 2006-03-16
CIK 1043277

Exhibit 13

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

C. H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA(2)

For the years ended December 31	2005	2004	2003	2002	2001
Gross revenues	$5,688,948	$4,341,538	$3,613,645	$3,294,473	$3,090,072
Gross profits	879,750	660,991	544,848	483,778	456,572
Income from operations	326,361	222,768	176,046	148,932	128,402
Net income	203,358	137,254	107,369	89,798	80,428
Net income per share
Basic	$1.20	$.81	$.64	$.53	$.48
Diluted	$1.16	$.79	$.62	$.52	$.47
Weighted average number of shares outstanding (in thousands)
Basic	170,052	169,228	168,774	168,736	168,748
Diluted	174,698	173,144	172,138	171,514	171,548
Dividends per share	$.355	$.255	$.180	$.130	$.105

BALANCE SHEET DATA

As of December 31
Working capital	$472,298	$393,168	$336,128	$245,098	$179,687
Total assets	1,395,068	1,080,696	908,149	777,151	683,490
Total long-term debt	—	—	—	—	—
Stockholders’ investment	780,037	620,856	518,747	427,469	356,786

OPERATING DATA

As of December 31
Branches	196	176	158	150	139
Employees	5,776	4,806	4,112	3,814	3,770
Average gross profits per employee(1)	$166	$149	$137	$128	$123

(1)	Gross profits per employee is a key performance indicator used by management to analyze our productivity, to benchmark the financial performance of our branches, and to analyze impacts of technology and other investments in our business.

(2)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

C. H. Robinson Worldwide, Inc. and Subsidiaries

RESULTS OF OPERATIONS

The following table illustrates our gross profit margins by services and products:

For the years ended December 31,	2005	2004	2003
Transportation	16.3%	16.0%	16.3%
Sourcing	8.2	7.3	6.8
Information Services	100.0	100.0	100.0

Total	15.5%	15.2%	15.1%

The following table summarizes our gross profits by service line:

For the years ended December 31, (Dollars in thousands)	2005	2004	Change	2003	Change
Gross profits:
Transportation
Truck	$666,605	$501,940	32.8%	$401,709	25.0%
Intermodal	31,392	29,960	4.8	28,103	6.6
Ocean	29,182	20,558	41.9	19,027	8.0
Air	13,321	8,570	55.4	4,891	75.2
Miscellaneous	19,824	14,709	34.8	10,973	34.0

Total Transportation	760,324	575,737	32.1	464,703	23.9
Sourcing	81,459	51,772	57.3	50,373	2.8
Information Services	37,967	33,482	13.4	29,772	12.5

Total	$879,750	$660,991	33.1%	$544,848	21.3%

The following table represents certain statements of operations data, shown as percentages of our gross profits:

For the years ended December 31,	2005	2004	2003
Gross profits	100.0%	100.0%	100.0%
Selling, general, and administrative expenses:
Personnel expenses	48.6	50.5	51.2
Other selling, general, and administrative expenses	14.3	15.8	16.5

Total selling, general, and administrative expenses	62.9	66.3	67.7
Income from operations	37.1	33.7	32.3
Investment and other income	0.7	0.5	0.5

Income before provision for income taxes	37.8	34.2	32.8
Provision for income taxes	14.7	13.4	13.1

Net income	23.1%	20.8%	19.7%

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   35

FORWARD-LOOKING INFORMATION

Our annual report, including the letter to our shareholders and this discussion and analysis of our financial condition and results of operations, contains certain “forward-looking statements.” These statements represent our expectations, beliefs, intentions, or strategies concerning future events and by their nature involve risks and uncertainties. Forward-looking statements include, among others, statements about our future performance, the continuation of historical trends, the sufficiency of our sources of capital for future needs, the effects of acquisitions, the expected impact of recently issued accounting pronouncements, and the outcome or effects of litigation. Risks that could cause actual results to differ materially from our current expectations include changes in market demand and pricing for our services, the impact of competition, changes in relationships with our customers, freight levels and our ability to source capacity to transport freight, our ability to source produce, the risks associated with litigation and insurance coverage, our ability to integrate acquisitions, the impacts of war, the risks associated with operations outside the United States, and changing economic conditions. Therefore, actual results may differ materially from our expectations based on these risks and uncertainties, including those described in the Business Description of our Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2005.

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

In addition to multimodal transportation services, we have two other logistics business lines: fresh produce sourcing and fee-based information services. Our Sourcing business line is the buying and selling of fresh produce. We purchase fresh produce through our network of produce suppliers, and sell it to wholesalers, grocery retailers, restaurants, and foodservice distributors. In the majority of cases, we also arrange the transportation of the produce we sell, through our relationships with specialized transportation companies. Our Information Services business line is our subsidiary, T-Chek Systems, Inc., which provides a variety of management and information services to motor carrier companies and to fuel distributors. Those services include fuel management services, funds transfer, fuel and use tax reporting, and driver payroll services.

Our gross revenues represent the total dollar value of services and goods we sell to our customers. Our costs of transportation, products, and handling include the direct costs of transportation, including motor carrier, rail, ocean, air, and other costs, and the purchase price of the products we source. We act principally as a service provider to add value and expertise

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   36

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

Our variable cost business model allows us to be flexible and adapt to changing economic and industry conditions. We buy most of our transportation capacity and produce on a spot-market basis. We also keep our personnel and other operating expenses as variable as possible. Compensation, our largest operating expense, is performance oriented and, for most employees in the branch network, based on the profitability of our branch offices.

We believe our branch network is a major competitive advantage. Our worldwide network of offices supports our core strategy of serving customers locally, nationally, and globally. Our branch offices help us penetrate local markets, provide face-to-face service when needed, and recruit carriers. Our branch network also gives us knowledge of local market conditions, which is important in transportation because it is so dynamic and market-driven. Over 30 percent of our transactions are shared transactions between branches. Our branches work together to complete transactions and collectively meet the needs of our customers. For our top 100 customers (who comprise approximately one-third of our gross profits), we often coordinate our efforts in one branch and rely on multiple branch locations to deliver specific geographic or modal needs. In addition, our methodology of providing services is very similar across all branches. Our North American branches have a common technology platform that they use to match customer needs with supplier capabilities, to collaborate with other branch locations, and to utilize centralized support resources to complete all facets of the transaction.

We increased the size of our branch network by 20 branches to 196 offices during 2005. We opened 10 new branches and are planning to open 6 to 10 branches during 2006. Because we usually open new offices with only two or three employees, we do not expect them to make a material contribution to our financial results in the first few years of their operation. We believe building local customer and carrier relationships has been an important part of our success. We also added 10 branches through acquisitions during 2005. Acquisitions that fit our growth criteria and culture may also augment our growth.

We are a service company, and our continued success is dependent on our ability to continue to hire and retain talented, productive people. Including the 170 employees added by acquisitions, our headcount grew by 970 employees during 2005. Employees act as a team in their sales efforts, customer service, and operations. A significant portion of our branch employees’ compensation is performance-oriented, based on individual performance and the profitability of their branch. We believe this makes our sales employees more service-oriented, focused, and creative. In 2003, we implemented a new restricted stock program to better align

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   37

our key employees with the interests of our shareholders, and to motivate and retain them for the long-term.

Since we became a publicly-traded company in 1997, our long-term compounded annual growth target has been 15 percent for gross profits, income from operations, and earnings per share. This goal was based on an analysis of our performance in the previous twenty years, during which our compounded annual growth rate was 15 percent. Our expectation has been that over time we will continue to achieve our target of 15 percent growth, but that we will have periods in which we exceed that goal, and periods in which we fall short. In 2005, we exceeded our long-term growth goal in gross profits, income from operations, and earnings per share. Our gross profits grew 33.1 percent in 2005 over 2004 to $879.8 million. Our income from operations increased 46.5 percent to $326.4 million and our diluted earnings per share increased 46.8 percent to $1.16.

Our strong gross profit growth was due, in part, to an increase in the number of shipments we handle to 4.4 million, an increase of 15.8 percent from 3.8 million shipments in 2004. We added approximately 2,500 new active customers. We believe that the continued growth of our customer base is evidence that we continue to penetrate the market and expand our reach. Our top 100 customers, which collectively account for approximately one-third of our consolidated gross profits, is becoming a smaller percentage of our consolidated gross profits as we continue to add new customers. However, our growth in gross profits with these top customers has exceeded our long-term compounded annual growth target in each of the last two years as we continue to expand the services we provide to them. Additionally, acquisitions accounted for approximately 6 percent of our gross profit growth in 2005.

During 2004 and 2005, the price of truckload transportation services charged by motor carriers increased significantly more than the rate of increase in prior years. The rate increases were driven by both increased operating costs for the carriers, including the price of fuel, insurance, and driver wages, and by pricing leverage as increased freight volumes drove an increase in the demand for capacity. Because of these marketplace conditions, a significant portion of our gross profit growth was also due to increased pricing. Our gross revenue per truckload increased approximately 15 percent in 2005.

The tight capacity conditions and higher rates created a very transactional, or spot market, transportation marketplace as shippers had to look for additional sources of capacity outside their planned transportation. While we have typically gained additional business due to these conditions, we have to be careful to manage our pricing correctly for both our spot and committed business to preserve our gross profit margins in a volatile pricing environment.

In our opinion, this is a normal cyclical pattern in the truck transportation industry. As truck transportation rates increase, it becomes more lucrative to provide those services, which causes new carriers and capacity to enter the marketplace. Over time, the supply of capacity and the demand for that capacity generally have become more balanced. These cycles can change

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   38

rapidly based on economic conditions and it is difficult to predict when, and at what pace that will happen.

In 2005, we increased our carrier base to approximately 40,000, up from approximately 35,000 in 2004. While our business with many of these new providers may still be small, we believe the growth in our contract carrier network shows that new transportation providers continue to enter the industry, and that we are well positioned to continue to meet our customers’ needs.

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

On October 14, 2005, our shareholders approved a two-for-one stock split. For shareholders of record as of the end of business on October 14, 2005, every share owned was exchanged for two shares of common stock. All prior period common shares and per share disclosures have been restated to reflect the split.

2005 COMPARED TO 2004

REVENUES. Gross revenues for 2005 were $5.69 billion, an increase of 31.0% over $4.34 billion in 2004. Gross profits in 2005 were $879.8 million, an increase of 33.1% over $661.0 million in 2004. This was the result of an increase Transportation gross profits of 32.1% to $760.3 million, an increase in Sourcing gross profits of 57.3% to $81.5 million, and an increase in Information Services gross profits of 13.4% to $38.0 million.

During 2005, our gross profit margin, or gross profits as a percentage of gross revenues, increased to 15.5% from 15.2% in 2004. Transportation gross profit margin increased slightly to 16.3% in 2004 from 16.0% in 2004. Sourcing gross profit margin increased to 8.2% in 2005 from 7.3% in 2004. This increase was primarily due to the acquisition of FoodSource in the first quarter of 2005. The FoodSource customer base is nearly all retail and foodservice customers to whom we provide more value-added services at a higher profit margin than our traditional produce business. Our Information Services business is a fee-based business, which generates 100% gross profit margin.

Transportation gross profits increased 32.1% to $760.3 million in 2005 from $575.7 million in 2004. Transportation revenues are generated through several transportation mode services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including less-than-truckload (LTL), increased 32.8% to $666.6 million from $501.9 million in 2004. This increase was split equally between transaction volume growth and pricing increases. Demand for

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   39

truck services increased in 2005. This increase created opportunities for us to develop new customer relationships. This strong demand relative to available supply, as well as high fuel prices, led to increased pricing.

Intermodal gross profits increased 4.8% to $31.4 million in 2005 from $30.0 million in 2004. This increase was driven by an increase in gross profit margins, offset by a decrease in volume. Our gross profit margin expanded due to rate increases and the elimination of some lower margin business. Market conditions continued to drive business back to truck in certain lanes, impacting our volumes.

In our international forwarding business, ocean gross profits increased 41.9% to $29.2 million in 2005 from $20.6 million in 2004. Air gross profits increased 55.4% to $13.3 million in 2005 from $8.6 million in 2004. Excluding the impact of the acquisitions of Bussini and Hirdes, our ocean gross profits would have increased 27.9% and our air gross profits would have increased 13.1% in 2005.

Miscellaneous transportation gross profits consist of customs brokerage fees, transportation management fees, warehouse and crossdock services, and other miscellaneous transportation related services. The increase of 34.8% to $19.8 million in 2005 from $14.7 million in 2004 was driven by increases in transportation management fees and customs brokerage business. Excluding acquisitions, our miscellaneous transportation gross profits increased 31.5% in 2005.

Sourcing gross profits increased 57.3% to $81.5 million in 2005 from $51.8 million in 2004. Our Sourcing business is the buying and selling of fresh fruits and vegetables. Excluding the acquisition of FoodSoruce in the first quarter of 2005, Sourcing gross profits increased 5.7% in 2005. During the past decade, we have actively sought to expand our Sourcing customer base. We have been focusing on large retailers, restaurant chains, and foodservice providers. As a result, we continue to see the long-term trend of increases in volume and gross profits in our integrated relationships with these customers, offset by a decline in our business with produce wholesale customers.

Information Services is comprised entirely of revenue generated by our subsidiary, T-Chek Systems. For 2005, Information Services gross profits increased by 13.4% to $38.0 million from $33.5 million in 2004, primarily due to transaction growth.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses are variable in relation to gross profits. However, we do gain some leverage when our gross profits grow.

Personnel expenses accounted for 77.2% of total selling, general, and administrative expenses in 2005 compared to 76.2% in 2004. Personnel expenses were $427.3 million in 2005, an increase of 27.9% over $334.1 million in 2004. Personnel expenses as a percentage of gross profits decreased to 48.6% in 2005 from 50.5% in 2004.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   40

We focus on keeping personnel expenses as variable as possible while looking for opportunities to be more efficient. Gross profit per employee increased 11.3% in 2005 over 2004. This increase was driven partially by transaction pricing increases and our continuous efforts to improve processes, including our investments in technology.

Other selling, general, and administrative expenses for 2005 were $126.1 million, an increase of 21.1% from $104.1 million in 2004. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 14.3% compared to 15.8% in 2004. We strive to keep our expenses as variable as possible.

With our revenue growth during 2005, we did gain leverage in our other selling, general, and administrative expense.

INCOME FROM OPERATIONS. Income from operations was $326.4 million for 2005, an increase of 46.5% over $222.8 million in 2004. This increase was primarily driven by the growth in our gross profits. Income from operations as a percentage of gross profits was 37.1% and 33.7% for 2005 and 2004.

INVESTMENT AND OTHER INCOME. Investment and other income was $6.4 million in 2005, an increase of 95.5% from $3.3 million in 2004. Our cash and cash equivalents as of December 31, 2005 increased $64.2 million over the balance as of December 31, 2004, which contributed to our increased investment income. Our portfolio yield also increased due to increases in short-term interest rates.

PROVISION FOR INCOME TAXES. Our effective income tax rate was 38.9% for 2005 and 39.3% for 2004. The decrease in the effective income tax rate is primarily due to the decline in our effective foreign tax rate and the tax effects of stock-based compensation. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $203.4 million for 2005, an increase of 48.2% over $137.3 million for 2004. Basic net income per share increased 48.1% to $1.20 for 2005 compared to $0.81 for 2004. Diluted net income per share increased 46.8% to $1.16 for 2005 compared to $0.79 for 2004.

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

During 2004, our gross profit margin, or gross profits as a percentage of gross revenues, increased to 15.2% from 15.1% in 2003. Transportation gross profit margin decreased to 16.0% in 2004 from 16.3% in 2003 due to market conditions. Sourcing gross profit margin increased to 7.3% in 2004 from 6.8% in 2003 primarily due to volatility in commodity pricing. In addition, we provided more value-added services to our customers

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   41

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

Truck gross profits, including less-than-truckload (LTL), increased 25.0% to $501.9 million in 2004 from $401.7 million in 2003. This increase was driven by transaction volume growth and pricing increases, while our gross profit margin declined slightly. Volume growth was helped by increased freight demand in the marketplace. This increase in demand also created a tight capacity market and increased market transportation rates. These market dynamics increased the amount of transactional truckload freight available in the marketplace. Our growth in transactional business, coupled with increased business with our existing customers, provided our volume growth.

Intermodal gross profits increased 6.6% to $30.0 million in 2004 from $28.1 million in 2003. This increase was driven by transaction volume growth, while our margins declined slightly.

Ocean gross profits increased 8.0% to $20.6 million in 2004 from $19.0 million in 2003. This increase was the result of the acquisition and branch openings in China and volume increases with several large customers.

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

Sourcing gross profits increased 2.8% to $51.8 million in 2004 from $50.4 million in 2003. Our Sourcing business is primarily the buying and selling of fresh fruits and vegetables. During the past decade, we have actively sought to expand our Sourcing customer base, focusing on large multistore retailers. As a result, we continue to see the long-term trend of increases in volume and gross profits in our integrated relationships with large retailers, restaurant chains, and foodservice providers, offset by a decline in our business with produce wholesale customers.

Information Services is comprised entirely of revenue generated by our subsidiary, T-Chek Systems. For 2004, Information Services gross profits

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   42

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

We focus on keeping personnel expenses as variable as possible while looking for opportunities to be more efficient. Gross profit per employee increased 8.8% in 2004 over 2003. This increase was driven partially by transportation pricing increases, and our continuous efforts to improve processes, including our investments in technology.

Other selling, general, and administrative expenses for 2004 were $104.1 million, an increase of 15.9% from $89.8 million in 2003. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 15.8% in 2004 compared to 16.5% in 2003. We strive to keep our expenses as variable as possible. With our revenue growth during 2004, we did gain leverage in our other selling, general, and administrative expense. We continued to make investments for the future, including improving our technology infrastructure.

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

PROVISION FOR INCOME TAXES. Our effective income tax rate was 39.3% for 2004 and 39.9% for 2003. The decrease in the effective income tax rate was primarily due to the decline in our effective foreign tax rate and the tax effects of stock-based compensation. The effective income tax rate for both periods was greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $137.3 million for 2004, an increase of 27.8% over $107.4 million for 2003. Basic net income per share increased 27.6% to $0.81 for 2004 compared to $0.64 for 2003. Diluted net income per share increased 27.2% to $0.79 for 2004 compared to $0.62 for 2003.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   43

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated substantial cash from operations, which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $230.6 million and $166.5 million as of December 31, 2005 and 2004. Available-for-sale securities consisting primarily of highly liquid investments totaled $122.6 million and $121.6 million as of December 31, 2005 and 2004. Working capital at December 31, 2005 and 2004 was $472.3 million and $393.2 million.

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

We generated $229.1 million, $155.9 million, and $109.5 million of cash flow from operations in 2005, 2004, and 2003. This was due to net income generated, adjusted primarily for non-cash expenses, and the net change in accounts receivable and accounts payable.

We used $86.7 million, $54.8 million, and $38.2 million of cash flow for investing activities in 2005, 2004, and 2003. We closed three acquisitions for a total of $60.2 million in 2005. In February 2005, we acquired the ongoing operations and certain assets and assumed certain liabilities of three produce sourcing and marketing companies, FoodSource, Inc. and FoodSource Procurement, LLC and Epic Roots, Inc. We paid approximately $42.5 million in cash and $10.4 million (approximately 390,000 shares) in C.H. Robinson Worldwide, Inc. common stock for the three entities. During the third quarter, we acquired two freight forwarding businesses, in separate transactions: Hirdes Group Worldwide and Bussini Transport S.r.l. The purchase price for these two entities was $20.7 million. As of December 31, 2005, we had signed a purchase agreement to acquire land in Eden Prairie, Minnesota, for $11.0 million.

We had $21.8 million, $34.7 million, and $8.3 million of net capital expenditures in 2005, 2004, and 2003. We spent $3.6 million to complete our building in Chicago, which we occupied in February 2005. In 2005 and 2004 we had approximately $9.3 million and $7.4 million of investments in information technology equipment. For 2006, we plan to have total capital expenditures of approximately $50 million. Of that, we anticipate approximately $25 million for the land purchase mentioned above and office space expansion for our Eden Prairie headquarters and adjacent branch offices.

We used $74.8 million, $60.0 million, and $33.0 million of cash flow for financing activities in 2005, 2004, and 2003. This was primarily quarterly dividends and share repurchases. We declared quarterly dividends during 2005 for an aggregate of $0.355 per share, and quarterly dividends during 2004 for an aggregate of $0.255 per share. We declared a $0.13 per share dividend payable on April 3, 2006, to shareholders of record as of March 10, 2006.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   44

We have 3.5 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (2.85% at December 31, 2005). This discretionary line of credit has no expiration date. During 2005, we borrowed 6.5 million euros, or $7.1 million, all of which was repaid during the year. During 2004, we borrowed 25.4 million euros, or $31.7 million, all of which was repaid during the year. As of December 2005 and 2004, the outstanding balance was zero. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2005.

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

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   45

pricing decisions. Additionally, in our Sourcing business, we take loss of inventory risk during shipment and have general inventory risk. Certain transactions in customs brokerage, transportation management, and all transactions in Information Services are recorded at the net amount we charge our customers for the service we provide because many of the factors stated above are not present.

VALUATIONS FOR ACCOUNTS RECEIVABLE. Our allowance for doubtful accounts is calculated based upon the aging of our receivables, our historical experience of uncollectible accounts, and any specific customer collection issues that we have identified. The allowance of $29.4 million as of December 31, 2005, increased compared to the allowance of $25.2 million as of December 31, 2004. We believe that the recorded allowance is sufficient and appropriate based on our customer aging trends, the exposures we have identified, and our historical loss experience.

GOODWILL. We manage and report our operations as one operating segment. Our branches represent a series of components that are aggregated for the purpose of evaluating goodwill for impairment on an enterprise wide basis. In the case where we have an acquisition that we feel has not yet become integrated into our branch network component, we will evaluate the impairment of any goodwill related to that specific acquisition and its results. Based on the substantial excess of our market capitalization over our book value, we have determined that there is no indication of goodwill impairment as of December 31, 2005.

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL CONTINGENCIES

The following table aggregates all contractual commitments and commercial obligations that affect our financial condition and liquidity position as of December 31, 2005:

Payments Due by Period (dollars in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases(a)	$85,672	$16,005	$38,635	$6,629	$24,403
Purchase Obligations(b)	8,314	5,751	2,563	—	—

Total	$93,986	$21,756	$41,198	$6,629	$24,403

(a)	We have certain facilities and equipment under operating leases.

(b)	Purchase obligations include agreements for services that are enforceable and legally binding and that specify all significant terms.

As of December 31, 2005, such obligations include telecommunications services, maintenance contracts, and an obligation to purchase land.

We have no long-term debt or capital lease obligations. Long-term liabilities consist of net long-term deferred income taxes and the obligation under our non-qualified deferred compensation plan. This liability has been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. We also enter into ocean freight and produce purchase contracts which are all short-term in nature. These liabilities have been excluded from the table as the amount of any cash payment is uncertain.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   46

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 2 in the “Notes to Consolidated Financial Statements” for a discussion of the impact of recently issued accounting pronouncements on our financial condition and results of operations.

MARKET RISK

We had $353.2 million of cash and investments on December 31, 2005, consisting of $230.6 million of cash and cash equivalents and $122.6 million of available-for-sale securities. Substantially all of the cash equivalents are money market securities from domestic issuers. All of our available-for-sale securities are high-quality bonds. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investments.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   47

CONSOLIDATED BALANCE SHEETS

C. H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) As of December 31,	2005	2004(1)
ASSETS
Current assets:
Cash and cash equivalents	$230,628	$166,476
Available-for-sale securities	122,551	121,600
Receivables, net of allowance for doubtful accounts of $29,439 and $25,204	716,725	544,274
Deferred tax asset	5,999	8,180
Prepaid expenses and other	8,878	5,457

Total current assets	1,084,781	845,987
Property and equipment	113,815	102,417
Accumulated depreciation and amortization	(53,094)	(51,295)

Net property and equipment	60,721	51,122
Goodwill	223,137	174,035
Other intangible assets, net of accumulated amortization of $7,064 and $3,202	18,520	2,852
Other assets	7,909	6,700

Total assets	$1,395,068	$1,080,696

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$410,744	$303,082
Outstanding checks	63,138	55,847
Accrued expenses –
Compensation and profit-sharing contribution	94,333	60,261
Income taxes and other	44,268	33,629

Total current liabilities	612,483	452,819
Deferred tax liability	1,469	4,153
Nonqualified deferred compensation obligation	1,079	2,868

Total liabilities	615,031	459,840

Commitments and contingencies
Stockholders’ investment:
Preferred stock, $.10 par value, 20,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.10 par value, 480,000 and 260,000 shares authorized; 174,111 and 171,610 shares issued, 173,029 and 170,480 outstanding	17,303	8,524
Additional paid-in capital	244,284	172,011
Retained earnings	640,551	498,406
Deferred compensation	(87,210)	(34,241)
Accumulated other comprehensive (loss) income	(1,901)	1,608
Treasury stock at cost (1,081 and 1,130 shares)	(32,990)	(25,452)

Total stockholders’ investment	780,037	620,856

Total liabilities and stockholders’ investment	$1,395,068	$1,080,696

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

The accompanying notes are an integral part of these consolidated financial statements.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   48

CONSOLIDATED STATEMENTS OF OPERATIONS

C. H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) For the years ended December 31,	2005	2004 (1)	2003 (1)
Gross revenues:
Transportation	$4,655,746	$3,597,249	$2,845,934
Sourcing	995,235	710,807	737,939
Information Services	37,967	33,482	29,772

Total gross revenues	5,688,948	4,341,538	3,613,645

Cost of transportation, products, and handling:
Transportation	3,895,422	3,021,512	2,381,231
Sourcing	913,776	659,035	687,566

Total cost of transportation, products, and handling	4,809,198	3,680,547	3,068,797

Gross profits	879,750	660,991	544,848
Selling, general, and administrative expenses:
Personnel	427,311	334,118	279,008
Other selling, general, and administrative expenses	126,078	104,105	89,794

Total selling, general, and administrative expenses	553,389	438,223	368,802

Income from operations	326,361	222,768	176,046
Investment and other income:
Interest income	6,308	2,824	2,246
Non-qualified deferred compensation investment gain	224	154	447
Other	(140)	292	(105)

Total investment and other income	6,392	3,270	2,588

Income before provision for income taxes	332,753	226,038	178,634
Provision for income taxes	129,395	88,784	71,265

Net income	$203,358	$137,254	$107,369

Basic net income per share	$1.20	$.81	$.64
Diluted net income per share	$1.16	$.79	$.62
Basic weighted average shares outstanding	170,052	169,228	168,774
Dilutive effect of outstanding stock awards	4,646	3,916	3,364

Diluted weighted average shares outstanding	174,698	173,144	172,138

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the split stock split.

The accompanying notes are an integral part of these consolidated financial statements.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   49

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

C. H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) For the years ended December 31, 2005, 2004, and 2003	Common Shares Outstanding(1)	Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compen- sation	Accumulated Other Com- prehensive Income (Loss)	Treasury Stock	Total Stockholders’ Investment
Balance, December 31, 2002	169,012	$8,451	$137,510	$327,912	$(28,332)	$(2,439)	$(15,633)	$427,469
Net income	—	—	—	107,369	—	—	—	107,369
Other comprehensive income -
Unrealized loss on available-for-sale securities	—	—	—	—	—	(12)	—	(12)
Foreign currency translation adjustment	—	—	—	—	—	2,088	—	2,088

Comprehensive income	—	—	—	—	—	—	—	109,445

Cash dividends, $.180 per share	—	—	—	(30,531)	—	—	—	(30,531)
Stock issued for employee benefit plans	1,036	52	(5,699)	—	—	—	15,784	10,137
Issuance of restricted stock	1,438	72	29,463	—	(29,535)	—	—	—
Issuance of stock options	—	—	10,775	—	(10,775)	—	—	—
Stock-based compensation expense	—	—	(338)	—	16,357	—	—	16,019
Excess tax benefit on deferred compensation and employee stock plans	—	—	2,298	—	—	—	—	2,298
Repurchase of common stock	(878)	(45)	—	—	—	—	(16,045)	(16,090)

Balance, December 31, 2003	170,608	8,530	174,009	404,750	(52,285)	(363)	(15,894)	518,747
Net income	—	—	—	137,254	—	—	—	137,254
Other comprehensive income -
Unrealized loss on available-for-sale securities	—	—	—	—	—	(7)	—	(7)
Foreign currency translation adjustment	—	—	—	—	—	1,978	—	1,978

Comprehensive income	—	—	—	—	—	—	—	139,225

Cash dividends, $.255 per share	—	—	—	(43,598)	—	—	—	(43,598)
Stock issued for employee benefit plans	1,080	54	(9,551)	—	—	—	19,993	10,496
Issuance of restricted stock, net of terminations	50	3	5,848	—	(5,851)	—	—	—
Stock-based compensation expense, net of terminations	40	2	(1,541)	—	23,895	—	—	22,356
Excess tax benefit on deferred compensation and employee stock plans	—	—	3,246	—	—	—	—	3,246
Repurchase of common stock	(1,298)	(65)	—	—	—	—	(29,551)	(29,616)

Balance, December 31, 2004	170,480	8,524	172,011	498,406	(34,241)	1,608	(25,452)	620,856
Net income	—	—	—	203,358	—	—	—	203,358
Other comprehensive income -
Unrealized gains on available-for-sale securities	—	—	—	—	—	3	—	3
Foreign currency translation adjustment	—	—	—	—	—	(3,512)	—	(3,512)

Comprehensive income	—	—	—	—	—	—	—	199,849

Two-for-one stock split(1)	—	8,524	(8,524)	—	—	—	—	—
Cash dividends, $.355 per share	—	—	—	(61,213)	—	—	—	(61,213)
Stock issued for employee benefit plans	1,217	122	(14,743)	—	—	—	30,170	15,549
Stock issued for acquisitions	380	38	10,381	—	—	—	—	10,419
Issuance of restricted stock	2,178	218	79,622	—	(79,840)	—	—	—
Stock-based compensation expense, net of terminations	14	1	554	—	26,871	—	1,010	28,436
Excess tax benefit on deferred compensation and employee stock plans	—	—	4,983	—	—	—	—	4,983
Repurchase of common stock	(1,240)	(124)	—	—	—	—	(38,718)	(38,842)

Balance, December 31, 2005	173,029	$17,303	$244,284	$640,551	$(87,210)	$(1,901)	$(32,990)	$780,037

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

The accompanying notes are an integral part of these consolidated financial statements.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   50

CONSOLIDATED STATEMENTS OF CASH FLOWS

C. H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands) For the years ended December 31,	2005	2004	2003
OPERATING ACTIVITIES
Net income	$203,358	$137,254	$107,369
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,500	11,814	10,992
Gain on insurance proceeds	—	(1,200)	—
Provision for doubtful accounts	8,878	8,823	5,180
Stock-based compensation	28,436	22,356	16,019
Deferred income taxes and tax benefit on stock-based compensation	4,480	3,156	8,299
Loss on sale/disposal of assets	177	168	355
Changes in operating elements, net of effects of acquisitions:
Receivables	(150,788)	(90,262)	(70,965)
Prepaid expenses and other	(2,366)	643	(1,993)
Accounts payable and outstanding checks	78,857	39,863	33,285
Accrued compensation and profit-sharing contribution	31,527	13,629	7,049
Accrued income taxes and other	8,029	9,697	(6,092)

Net cash provided by operating activities	229,088	155,941	109,498

INVESTING ACTIVITIES
Purchases of property and equipment	(21,824)	(34,741)	(8,574)
Insurance proceeds	—	1,590	—
Sales of property and equipment	—	—	309
Cash paid for acquisitions, net of cash acquired	(60,153)	(19,112)	(2,089)
Purchases of available-for-sale securities	(114,696)	(70,139)	(155,820)
Sales/maturities of available-for-sale securities	113,747	69,366	130,199
Other	(3,748)	(1,780)	(2,198)

Net cash used for investing activities	(86,674)	(54,816)	(38,173)

FINANCING ACTIVITIES
Proceeds from stock issued for employee benefit plans	15,549	10,496	10,137
Repurchase of common stock	(38,842)	(29,616)	(16,090)
Cash dividends	(51,458)	(40,902)	(27,046)
Proceeds from short-term borrowings	7,066	31,658	26,357
Payments on short-term borrowings	(7,066)	(31,658)	(26,357)

Net cash used for financing activities	(74,751)	(60,022)	(32,999)
Effect of exchange rates on cash	(3,511)	1,960	2,088

Net increase in cash and cash equivalents	64,152	43,063	40,414
Cash and cash equivalents, beginning of year	166,476	123,413	82,999

Cash and cash equivalents, end of year	$230,628	$166,476	$123,413

Cash paid for income taxes	$121,168	$79,747	$64,651
Cash paid for interest	$303	$104	$65

Supplemental disclosure of noncash activities:
Restricted stock awarded	$79,840	$6,800	$29,535
Stock issued for acquisition	$10,419	—	—

The accompanying notes are an integral part of these consolidated financial statements.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C. H. Robinson Worldwide, Inc. and Subsidiaries

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION – C. H. Robinson Worldwide, Inc. and our Subsidiaries (“the Company,” “we,” “us,” or “our”) is a global provider of multimodal transportation services and logistics solutions through a network of 196 branch offices operating in North America, South America, Europe, and Asia. The consolidated financial statements include the accounts of C. H. Robinson Worldwide, Inc. and our majority owned and controlled subsidiaries. Our minority interests in subsidiaries are not significant. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

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

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   52

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

These services are performed throughout our branch offices by the same group of people, as an integrated offering for which our customers are provided a single invoice. Over 30% of our transactions are shared transactions between branches. Our branches work together to complete transactions and collectively meet the needs of our customers. For our top 100 customers (who comprise approximately one-third of our gross profits), we often coordinate our efforts in one branch and rely on multiple branch locations to deliver specific geographic or modal needs. In addition, our methodology of providing services is very similar across all branches. Our North American branches have a common technology platform that they use to match customer needs with supplier capabilities, to collaborate with other branch locations, and to utilize centralized support resources to complete all facets of the transaction. Accordingly, our chief operating decision maker analyzes our business as a single segment relying on gross profits and operating income for each of our branch offices as the primary performance measures.

The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

	2005	2004	2003
Gross revenues
United States	$5,269,526	$4,022,795	$3,437,269
Other locations	419,422	318,743	176,376

	$5,688,948	$4,341,538	$3,613,645

	2005	2004
Long-lived assets
United States	$82,475	$56,617
Other locations	4,675	4,057

	$87,150	$60,674

CASH AND CASH EQUIVALENTS – Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the instruments.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   53

PREPAID EXPENSES AND OTHER – Prepaid expenses and other include such items as prepaid rent, software maintenance contracts, insurance premiums, other prepaid operating expenses, and inventories, consisting primarily of produce and related products held for resale.

PROPERTY AND EQUIPMENT – Property and equipment are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line methods over the estimated lives of the assets of 3 to 30 years.

Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

We recognized depreciation expense of $12.7 million in 2005, $9.3 million in 2004, and $8.8 million in 2003. A summary of our property and equipment as of December 31 is as follows (in thousands):

	2005	2004
Furniture, fixtures, and equipment	$78,136	$68,943
Building	16,937	—
Corporate aircraft	9,000	9,000
Leasehold improvements	5,852	6,057
Land	3,500	—
Construction in progress	390	18,417
Less accumulated depreciation	(53,094)	(51,295)

Net property and equipment	$60,721	$51,122

INTANGIBLE ASSETS – Goodwill is the difference between the purchase price of a company and the fair market value of the acquired company’s net assets. Other intangible assets include customer lists, carrier lists, and non-compete agreements. These intangible assets are being amortized using the straight-line method over their estimated lives, ranging from three to five years. Goodwill is no longer being amortized and is tested for impairment using a fair value approach. Goodwill is tested for impairment annually or more frequently if events warrant. Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. See Note 4.

OTHER ASSETS – Other assets includes such items as purchased and internally developed software, and the investment related to our nonqualified deferred compensation plan. We recognized amortization expense of purchased and internally developed software of $1.9 million on 2005, $1.8 million in 2004, and $1.6 million in 2003. Amortization expense is computed using straight-line methods over three years.

A summary of our purchased and internally developed software as of December 31 is as follows (in thousands):

	2005	2004
Purchased software	$11,525	$9,056
Internally developed software	4,364	3,442
Less accumulated amortization	(11,197)	(9,314)

Net software	$4,692	$3,184

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   54

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

RECLASSIFICATIONS – Certain reclassifications have been made to the 2004 and 2003 financial statements and footnotes to conform to the presentation used in 2005.

COMMON STOCK SPLIT – On October 14, 2005, our shareholders approved a two-for-one stock split. For shareholders of record as of the end of business on October 14, 2005, every share owned was exchanged for two shares of common stock. All prior period common shares and per share disclosures have been restated to reflect the split.

NOTE 2: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) released its final revised standard, Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment. SFAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS 123R also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as is currently required. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. Adoption of SFAS 123R is required for interim or annual periods beginning after December 31, 2005. We adopted the fair value recognition provisions of SFAS 123 in the first quarter of 2004 through the provisions allowed in SFAS 148. The adoption of SFAS 123R in the first quarter of 2006 will not have a material impact on our consolidated financial position, results of operations, or cash flow.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   55

NOTE 3: AVAILABLE-FOR-SALE SECURITIES

Our investments consist of investment-grade marketable debt securities, auction rate preferred securities, and municipal auction rate notes. These investments, which have original maturities beyond one year, are classified as short-term based on their highly liquid nature and because these securities represent the investment of cash that is available for current operations. All are classified as available-for-sale and recorded at fair value. The carrying value of available-for-sale securities approximates fair market value due to interest rates that are reset frequently. Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive income. The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 2005, 2004, and 2003. As of December 31, 2005 and 2004, we had $122.6 million and $121.6 million in available-for-sale securities.

The fair value of available-for-sale debt securities at December 31, 2005, by contractual maturity, is shown below (in thousands):

	Cost basis	Estimated fair value
Due in one year or less	$7,350	$7,414
Due after one year through five years	4,700	4,735
Due after five years through ten years	6,850	6,868
Due after 10 years	103,125	103,534

Total	$122,025	$122,551

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   56

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of our intangible assets as of December 31 is as follows (in thousands):

	Unamortizable intangible assets	Amortizable intangible assets
December 31, 2004
Gross	$185,964	$6,054
Accumulated amortization	(11,929)	(3,202)

Net	$174,035	$2,852

December 31, 2005
Gross	$235,066	$25,584
Accumulated amortization	(11,929)	(7,064)

Net	$223,137	$18,520

We completed an impairment test to determine the impact of adopting SFAS No. 142 on our earnings and financial position. This impairment test did not result in any impairment losses.

The change in the carrying amount of goodwill for the year ended December 31, 2005, is as follows (in thousands):

Balance December 31, 2004	$174,035
Goodwill associated with acquisitions	49,102

Balance December 31, 2005	$223,137

Amortization expense for other intangible assets was $3.9 million in 2005, $0.8 million in 2004, and $0.6 million in 2003. Estimated amortization expense for each of the five succeeding fiscal years based on the intangible assets at December 31, 2005, is as follows (in thousands):

2006	$4,616
2007	4,454
2008	4,442
2009	4,224
2010	784

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   57

NOTE 5: LINES OF CREDIT

We have 3.5 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (2.85% at December 31, 2005). This discretionary line of credit has no expiration date. During 2005, we borrowed 6.5 million euros, or $7.1 million, all of which was repaid during the year. During 2004, we borrowed 25.4 million euros, or $31.7 million, all of which was repaid during the year. As of December 2005 and 2004, the outstanding balance was zero. Out credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2005.

NOTE 6: INCOME TAXES

C. H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consist of the following for the period ended December 31 (in thousands):

	2005	2004	2003
Tax provision:
Federal	$104,759	$73,459	$53,573
State	19,031	11,495	9,387
Foreign	6,108	3,920	2,303

	129,898	88,874	65,263
Deferred provision (benefit)	(503)	(90)	6,002

Total provision	$129,395	$88,784	$71,265

A reconciliation of the provision for income taxes using the statutory federal income tax rate to our effective income tax rate for the years ended December 31 is as follows:

	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.5	3.4	3.2
Stock-based compensation	0.4	0.6	1.0
Foreign and other	0.0	0.3	0.7

	38.9%	39.3%	39.9%

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   58

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

	2005	2004
Deferred tax assets:
Accrued compensation	$21,570	$14,060
Receivables	10,932	8,087
Other	2,694	1,506
Deferred tax liabilities:
Intangible assets	(18,479)	(14,417)
Prepaid assets	(6,280)	—
Long-lived assets	(5,890)	(3,551)
Other	(17)	(1,658)

Net deferred tax assets	$4,530	$4,027

Income tax expense considers amounts which may be needed to cover exposures for open tax years. We do not expect any material impact related to open tax years; however, actual settlements may differ from amounts accrued.

NOTE 7: CAPITAL STOCK AND STOCK AWARD PLANS

Effective January 1, 2004, we adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, using the retroactive restatement method described in SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In connection with the use of the retroactive restatement method, income statement amounts have been restated for the year ending December 31, 2003, to reflect results as if the fair-value method of SFAS 123 had been applied from its original effective date. Total compensation cost recognized in income for stock based compensation awards was $34.7 million in 2005, $22.4 million in 2004, and $16.3 million in 2003.

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

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   59

any such series may have an adverse effect on the rights of holders of Common Stock and may impede the completion of a merger, tender offer, or other takeover attempt.

COMMON STOCK – Our Certificate of Incorporation authorizes 480,000,000 shares of Common Stock, par value $.10 per share. Subject to the rights of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available, when and if declared by the Board of Directors, and to receive their share of the net assets of the company legally available for distribution upon liquidation or dissolution.

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

STOCK AWARD PLANS – Our 1997 Omnibus Stock Plan allows us to grant certain stock awards, including stock options at fair market value and restricted shares and units, to our key employees and outside directors. A maximum of 18,000,000 shares can be granted under this plan; 2,671,190 shares were available for stock awards as of December 31, 2005.

The contractual lives of all options granted are 10 years. Options vest over a five year period from the date of grant, with none vesting the first year and one quarter vesting each year after that. Options issued to non-employee directors vest immediately.

Significant option groups outstanding at December, 31, 2005 and related weighted-average exercise price and remaining life information follows:

Exercise Price Range	Options Outstanding	Weighted Average Exercise Prices	Weighted Average Remaining Life (years)	Options Exercisable	Weighted Average Exercise Price for Exercisable Shares
$ 4.50-6.30	983,077	$5.86	2.8	983,077	$5.86
10.17	1,331,957	10.17	4.8	1,331,957	10.17
13.31-14.82	4,127,652	14.51	6.3	1,969,779	14.37
15.37-17.50	183,948	15.59	9.3	160,198	15.57
19.34	30,000	19.34	7.8	7,500	19.34

	6,656,634	$12.41	5.6	4,452,511	$11.29

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   60

The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005 Grants	2004 Grants	2003 Grants
Risk-free interest rate	2.5-4.3%	2.0-2.5%	2.85-3.5%
Expected dividend yield	1.0%	1.0%	1.0%
Expected volatility factor	19.9-23.3%	22.3-23.7%	24.3-38.2%
Expected option term	2-8 years	2-6 years	7 years

Fair value per option	$4.08-13.59	$4.98-9.23	$4.38-5.86

The following schedule summarizes stock option activity in the plan.

	Shares	Stock Options Weighted Average Exercise Price
Outstanding at
December 31, 2002	7,839,038	$10.32

Granted	1,842,830	14.96
Exercised	(806,044)	7.15
Terminated	(234,570)	8.45

Outstanding at
December 31, 2003	8,641,254	11.66

Granted	70,624	22.00
Exercised	(946,598)	7.98
Terminated	(72,728)	14.74

Outstanding at
December 31, 2004	7,692,552	12.17

Granted	48,662	27.96
Exercised	(1,055,533)	10.29
Terminated	(29,047)	14.66

Outstanding at
December 31, 2005	6,656,634	$12.42

Exercisable at
December 31, 2003	2,936,162	$8.30
Exercisable at
December 31, 2004	3,752,692	$10.09
Exercisable at
December 31, 2005	4,452,511	$11.29

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   61

During 2005, 2004, and 2003, we awarded to certain key employees restricted shares and restricted units, which were granted under the 1997 Omnibus Stock Plan. These shares and units are subject to certain vesting requirements based on the performance of the company over a five year period. The value of such stock was established by the market price on the date of grant. It is recorded as deferred compensation within stockholders’ investment in the accompanying financial statements and is being expensed over the estimated vesting period.

The following table summarizes our restricted stock grants awarded and vested:

Grant Year	Awards Granted	Awards vested at December 31, 2005
2005	2,394,290	130,650
2004	293,850	240,191
2003	1,732,050	1,660,720

During 2004, 2002, and 2000, we awarded to certain key employees 6,000, 68,900, and 474,584 restricted shares, which were granted under the 1997 Omnibus Stock Plan. The shares are subject to certain vesting requirements. The value of such stock was established by the market price on the date of grant, and was recorded as deferred compensation within stockholders investment in the accompanying financial statements and is being amortized ratably over the applicable restricted stock vesting period. Expense related to all restricted shares and units was $27.1 million in 2005, $12.7 million in 2004, and $7.7 million in 2003.

EMPLOYEE STOCK PURCHASE PLAN – Our 1997 Employee Stock Purchase Plan allows our employees to contribute up to $10,000 of their annual cash compensation to purchase company stock. Purchase price is determined using the closing price on the last day of the quarter discounted by 15%. Shares are vested immediately. Employees purchased approximately 238,000, 238,000, and 268,000 shares of our Common Stock under this plan at an aggregate cost of $6.1 million, $4.6 million, and $4.2 million in 2005, 2004, and 2003.

SHARE REPURCHASE PROGRAMS – In conjunction with our initial public offering in 1997, our Board of Directors authorized a stock repurchase plan that allows management to repurchase 4,000,000 common shares for reissuance upon the exercise of employee stock options and other stock plans There are no shares remaining to be repurchased under this original plan.

During 1999, the Board of Directors authorized a second stock repurchase plan, allowing for the repurchase of 8,000,000 shares. We purchased 1,240,000 and 1,297,600 of our common stock for the treasury at an aggregate cost of $38.8 million in 2005 and $29.6 million in 2004 under this stock repurchase plan. There are 5,148,000 shares remaining for repurchase under this plan.

We reissued shares totaling 1,217,000, 1,080,000, and 1,036,000 in 2005, 2004, and 2003 for stock award and employee benefit plans.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   62

NOTE 8: COMMITMENTS AND CONTINGENCIES

EMPLOYEE BENEFIT PLANS – We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all eligible employees. Annual profit-sharing contributions are determined by our Board of Directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our Board of Directors. Profit-sharing plan expense, including matching contributions, was approximately $26.6 million in 2005, $15.6 million in 2004, and $11.5 million in 2003.

NONQUALIFIED DEFERRED COMPENSATION PLAN – The Robinson Companies Nonqualified Deferred Compensation Plan provides certain employees the opportunity to defer a specified percentage or dollar amount of their cash and stock compensation. Participants may elect to defer up to 100% of their cash compensation. The accumulated benefit obligation was $2.7 million and $2.9 million as of December 31, 2005 and 2004, respectively. We have purchased investments to fund the future liability. The investments had an aggregate market value of $2.7 million as of December 31, 2005 and $2.9 million in 2004, respectively, and are included in other assets in the consolidated balance sheets.

LEASE COMMITMENTS – We lease certain facilities and equipment under operating leases. Lease expense was $19.4 million for 2005, and $16.3 million for 2004, and $16.3 million for 2003. Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2005 are as follows (in thousands):

2006	$16,005
2007	14,858
2008	13,430
2009	10,347
2010	6,629
Thereafter	24,403

Total	$85,672

LITIGATION – During 2002, we were named as a defendant in two lawsuits by a number of present and former employees. The first lawsuit alleges a hostile working environment, unequal pay, promotions, and opportunities for women, and failure to pay overtime. The second lawsuit alleges a failure to pay overtime. The plaintiffs in both lawsuits seek unspecified monetary and non-monetary damages and class action certification. On March 31, 2005, the judge issued an order denying class certification for the hostile working environment claims, and allowing class certification for the claims of gender discrimination in pay and promotion. This is a procedural step, and we continue to deny all allegations and vigorously defend the suits. In addition, we have insurance coverage for some of the claims asserted in the suits. The judge also granted our motions for summary judgement as to the hostile working environment claims of ten of the named plaintiffs, and dismissed those claims. Currently,

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   63

the amount of any loss is not expected to be material to us; however, unfavorable developments could have a material adverse effect on our consolidated financial statements.

We are not otherwise subject to any pending or threatened litigation other than routine litigation arising in the ordinary course of our business operations, none of which is expected to have a material adverse effect on our financial condition, results of operations, and cash flows.

NOTE 9: ACQUISITIONS

In February 2005, we acquired the ongoing operations and certain assets and assumed certain liabilities of three produce sourcing and marketing companies, FoodSource, Inc. and FoodSource Procurement, LLC and Epic Roots, Inc. We paid approximately $42.5 million in cash and $10.4 million (approximately 390,000 shares) in C.H. Robinson Worldwide, Inc. common stock for the three entities. In addition, there are contingent additional cash payments to the sellers over a three year period based on the results of the acquired business up to a predetermined maximum amount of $27.2 million.

During the third quarter, we acquired two freight forwarding businesses, in separate transactions: Hirdes Group Worldwide and Bussini Transport S.r.l. The purchase price for these two entities was $20.7 million.

The results of operations and financial condition of these acquisitions have been included in our consolidated financial statements since their respective acquisition dates. Goodwill recognized in these transactions amounted to $49.1 million. Other intangible assets related to these transactions amounted to $2.2 million.

NOTE 10: SUBSEQUENT EVENTS

In January, 2006, we entered into a contract to purchase land in Eden Prairie, Minnesota. We expect that we could build office space up to 250,000 square feet to expand our operations as needed. The purchase of the land will close in late 2006, with a total purchase price of $11.0 million.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   64

NOTE 11: SUPPLEMENTARY DATA (UNAUDITED)

Our results of operations for each of the quarters in the years ended December 31, 2005 and 2004 are summarized below (in thousands, except per share data).

2005 (1)	March 31	June 30	September 30	December 31
Gross revenues:
Transportation	$999,936	$1,122,305	$1,218,026	$1,135,479
Sourcing	206,109	273,549	257,409	258,168
Information Services	8,895	9,288	9,934	9,850

Total gross revenues	1,214,940	1,405,142	1,485,369	1,583,497

Cost of transportation, products, and handling:
Transportation	826,090	938,737	1,020,051	1,109,544
Sourcing	189,468	249,993	236,444	237,871

Total cost of transportation, products, and handling	1,015,558	1,189,730	1,256,495	1,347,415

Gross profits	199,382	215,412	228,874	236,082
Income from operations	67,792	80,329	85,618	92,622

Net income	$41,776	$49,347	$54,089	$58,146

Basic net income per share	$.25	$.29	$.32	$.34

Diluted net income per share	$.24	$.28	$.31	$.33

Basic weighted average shares outstanding	169,876	170,236	170,105	169,990
Dilutive effect of outstanding stock awards	4,256	4,158	4,428	5,741

Diluted weighted average shares outstanding	174,132	174,394	174,533	175,731

2004(1)	March 31	June 30	September 30	December 31
Gross revenues:
Transportation	$772,449	$871,678	$943,256	$1,009,866
Sourcing	166,243	197,244	172,026	175,294
Information Services	7,918	8,179	8,524	8,861

Total gross revenues	946,610	1,077,101	1,123,806	1,194,021

Cost of transportation, products, and handling:
Transportation	642,609	737,462	793,108	848,333
Sourcing	154,417	181,584	158,525	164,509

Total cost of transportation, products, and handling	797,026	919,046	951,633	1,012,842

Gross profits	149,584	158,055	172,173	181,179
Income from operations	47,171	52,517	61,011	62,069

Net income	$29,072	$32,278	$37,349	$38,555

Basic net income per share	$.17	$.19	$.22	$.23

Diluted net income per share	$.17	$.18	$.21	$.22

Basic weighted average shares outstanding	169,242	169,354	169,232	169,086
Dilutive effect of outstanding stock awards	3,586	3,772	3,864	4,440

Diluted weighted average shares outstanding	172,828	173,126	173,096	173,526

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

C. H. Robinson Worldwide, Inc. and Subsidiaries

To the Board of Directors and Stockholders of C. H. Robinson Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of C. H. Robinson Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Minneapolis, Minnesota
March 16, 2006

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

C. H. Robinson Worldwide, Inc. and Subsidiaries

To the Board of Directors and Stockholders of C. H. Robinson Worldwide, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control, that C. H. Robinson Worldwide, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Hirdes Group Worldwide (“Hirdes”), and Bussini Transport S.r.l. (“Bussini”), which were acquired during the third quarter of 2005 and whose financial statements reflect total assets and revenues constituting less than 1 percent of the related consolidated financial statement amounts as of and for the year ended December 31, 2005. Accordingly, our audit did not include the internal control over financial reporting at Hirdes and Bussini. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005, of the Company and our report dated March 16, 2006 expressed an unqualified opinion on those financial statements.

Minneapolis, Minnesota March 16, 2006

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   67

MANAGEMENT’S REPORT ON INTERNAL CONTROL

C. H. Robinson Worldwide, Inc. and Subsidiaries

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

During the third quarter, we acquired two freight forwarding businesses in separate transactions, Hirdes Group Worldwide (“Hirdes”), and Bussini Transport S.r.l. (“Bussini”), which were not included in our assessment of the effectiveness of our internal control over financial reporting. As a result, management’s conclusion regarding the effectiveness of our internal control over financial reporting does not extend to these companies.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

John P. Wiehoff President and Chief Executive Officer	Chad M. Lindbloom Vice President and Chief Financial Officer

C. H. ROBINSON WORLDWIDE, INC. ANNUAL REPORT   |   68