Form 10-K, Exhibit 13
period 2006-12-31
C H ROBINSON WORLDWIDE INC
filed 2007-03-01
CIK 1043277

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

C. H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA(1)

For the years ended December 31	2006	2005	2004	2003	2002
Gross revenues	$6,556,194	$5,688,948	$4,341,538	$3,613,645	$3,294,473
Gross profits	1,082,544	879,750	660,991	544,848	483,778
Income from operations	417,845	326,361	222,768	176,046	148,932
Net income	266,925	203,358	137,254	107,369	89,798
Net income per share
Basic	$1.56	$1.20	$.81	$.64	$.53
Diluted	$1.53	$1.16	$.79	$.62	$.52
Weighted average number of shares outstanding (in thousands)
Basic	170,888	170,052	169,228	168,774	168,736
Diluted	174,787	174,698	173,144	172,138	171,514
Dividends per share	$.570	$.355	$.255	$.180	$.130

BALANCE SHEET DATA

As of December 31
Working capital	$569,199	$472,298	$393,168	$336,128	$245,098
Total assets	1,631,693	1,395,068	1,080,696	908,149	777,151
Total long-term debt	—	—	—	—	—
Stockholders’ in vestment	943,722	780,037	620,856	518,747	427,469

OPERATING DATA

As of December 31
Branches	214	196	176	158	150
Employees	6,768	5,776	4,806	4,112	3,814
Average gross profits per employee(2)	$172	$166	$149	$137	$128

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.
(2)

Gross profits per employee is a key performance indicator used by management to analyze our productivity, to benchmark the financial performance of our branches, and to analyze impacts of technology and other investments in our business.

2006 ANNUAL REPORT 17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

C.H. Robinson Worldwide, Inc. and Subsidiaries

RESULTS OF OPERATIONS

The following table illustrates our gross profit margins by services and products:

For the years ended December 31,	2006	2005	2004
Transportation	17.8%	16.3%	16.0%
Sourcing	7.9	8.2	7.3
Information Services	100.0	100.0	100.0

Total	16.5%	15.5%	15.2%

The following table summarizes our gross profits by service line:

For the years ended December 31,
(Dollars in thousands)	2006	2005	Change	2004	Change
Gross profits:
Transportation
Truck	$822,954	$666,605	23.5%	$501,940	32.8%
Intermodal	36,176	31,392	15.2	29,960	4.8
Ocean	37,150	29,182	27.3	20,558	41.9
Air	21,533	13,321	61.6	8,570	55.4
Miscellaneous	28,152	19,824	42.0	14,709	34.8

Total Transportation	945,965	760,324	24.4	575,737	32.1
Sourcing	94,229	81,459	15.7	51,772	57.3
Information Services	42,350	37,967	11.5	33,482	13.4

Total	$1,082,544	$879,750	23.1%	$660,991	33.1%

The following table represents certain statements of operations data, shown as percentages of our gross profits:

For the years ended December 31,	2006	2005	2004
Gross profits	100.0%	100.0%	100.0%
Selling, general, and administrative expenses:
Personnel expenses	47.7	48.6	50.5
Other selling, general, and administrative expenses	13.7	14.3	15.8

Total selling, general, and administrative expenses	61.4	62.9	66.3
Income from operations	38.6	37.1	33.7
Investment and other income	1.1	0.7	0.5

Income before provision for income taxes	39.7	37.8	34.2
Provision for income taxes	15.0	14.7	13.4

Net income	24.7%	23.1%	20.8%

18 C. H. ROBINSON WORLDWIDE, INC.

FORWARD-LOOKING INFORMATION

Our annual report, including the letter to our shareholders and this discussion and analysis of our financial condition and results of operations, contains certain “forward-looking statements.” These statements represent our expectations, beliefs, intentions, or strategies concerning future events and by their nature involve risks and uncertainties. Forward-looking statements include, among others, statements about our future performance, the continuation of historical trends, the sufficiency of our sources of capital for future needs, the effects of acquisitions, the expected impact of recently issued accounting pronouncements, and the outcome or effects of litigation. Risks that could cause actual results to differ materially from our current expectations include changes in market demand and pricing for our services, the impact of competition, changes in relationships with our customers, freight levels and our ability to source capacity to transport freight, our ability to source produce, the risks associated with litigation and insurance coverage, our ability to integrate acquisitions, the impacts of war, the risks associated with operations outside the United States, risks associated with the produce industry, including food safety and contamination issues, and changing economic conditions. Therefore, actual results may differ materially from our expectations based on these risks and uncertainties, including those described in the Business Description of our Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2006.

OVERVIEW

Our Company

We are a global provider of multimodal transportation services and logistics solutions, operating through a network of branch offices in North America, Europe, Asia, and South America. We are a non-asset based transportation provider, meaning we do not own the transportation equipment that is used to transport our customers’ freight. We work with approximately 45,000 transportation companies worldwide, and through those relationships we select and hire the appropriate transportation providers to meet our customers’ needs. As an integral part of our transportation services, we provide a wide range of value-added logistics services, such as supply chain analysis, freight consolidation, core carrier program management, and information reporting.

In addition to multimodal transportation services, we have two other logistics business lines: fresh produce sourcing and fee-based information services. Our Sourcing business is the buying and selling of fresh produce. We purchase fresh produce through our network of produce suppliers and sell it to wholesalers, grocery retailers, restaurants, and foodservice distributors. In the majority of cases, we also arrange the transportation of the produce we sell through our relationships with specialized transportation companies. Our Information Services business is our subsidiary, T-Chek Systems, Inc., which provides a variety of management and information services to motor carrier companies and to fuel distributors. Those services include funds transfer, driver payroll services, fuel management services, and fuel and use tax reporting.

Our Business Model

We are a service company. We act principally to add value and expertise in the procurement and execution of transportation and logistics, including sourcing of produce products for our customers. Our gross revenues represent the total dollar value of services and goods we sell to our customers. Our gross profits are our gross revenues less the direct costs of transportation, products, and handling, including motor carrier, rail, ocean, air, and other costs, and the purchase price of the products we source. Our gross profits are the primary indicator of our ability to source, add value, and sell services and products that are provided by third parties, and we consider them to be our primary performance measurement. Accordingly, the discussion of our results of operations below focuses on the changes in our gross profits.

We keep our business model as variable as possible to allow us to be flexible and adapt to changing economic and industry conditions. We buy most of our transportation capacity and produce on a spot-market basis. We also keep our personnel and other operating expenses as variable as possible. Compensation, our largest operating expense, is performance oriented and, for most employees in the branch network, based on the profitability of our branch offices.

2006 ANNUAL REPORT 19

In addition, we do not have pre-committed targets for headcount growth. Our personnel decisions are decentralized. Our branch managers determine the appropriate number of employees for their offices, within productivity guidelines, based on their branch’s volume of business. This helps keep our personnel expense as variable as possible with the business.

Our Branch Network

Our branch network is a major competitive advantage. Building local customer and carrier relationships has been an important part of our success, and our worldwide network of offices supports our core strategy of serving customers locally, nationally, and globally. Our branch offices help us penetrate local markets, provide face-to-face service when needed, and recruit carriers. Our branch network also gives us knowledge of local market conditions, which is important in transportation because it is so dynamic and market-driven.

Our branches work together to complete transactions and collectively meet the needs of our customers. Over 30 percent of our transactions are shared transactions between branches. For many of our significant customer relationships, we coordinate our efforts in one branch and rely on multiple branch locations to deliver specific geographic or modal needs. In addition, our methodology of providing services is very similar across all branches. Our North American branches have a common technology platform that they use to match customer needs with supplier capabilities, to collaborate with other branch locations, and to utilize centralized support resources to complete all facets of the transaction.

During 2006, we increased the size of our branch network by 18 branches, to 214 offices. We opened 9 new branches and added 9 branches through acquisitions. We are planning to open five to seven branches during 2007. Because we usually open new offices with only two or three employees, we do not expect them to make a material contribution to our financial results in the first few years of their operation.

Our People

We are a service company, and our continued success is dependent on our ability to continue to hire and retain talented, productive people. Our headcount grew by 992 employees during 2006, including 214 employees added by acquisitions. Branch employees act as a team in their sales efforts, customer service, and operations. A significant portion of our branch employees’ compensation is performance-oriented, based on individual performance and the profitability of their branch. We believe this makes our sales employees more service-oriented, focused, and creative. In 2003, we implemented a new restricted stock program to better align our key employees with the interests of our shareholders, and to motivate and retain them for the long-term. These restricted stock awards vest based on the performance of the company over a five year period, and have been awarded annually since 2003.

Our Customers

In 2006, we worked with approximately 25,000 customers, up from 20,500 in 2005. We work with a wide variety of companies, ranging in size from Fortune 100 companies to small family businesses, in many different industries. Our customer base is very fragmented. Our top 100 customers represented approximately one-third of our total gross profits, and our largest customer was approximately 3 percent of our total gross profits.

Our Carriers

Our carrier base includes motor carriers, railroads (primarily intermodal service providers), airfreight, and ocean carriers. In 2006, we increased our carrier base to approximately 45,000, up from approximately 40,000 in 2005. Approximately 75 percent of our shipments in 2006 were transported by motor carriers that had less than 100 tractors. While our volume with many of these new providers may still be small, we believe the growth in our contract carrier network shows that new transportation providers continue to enter the industry, and that we are well positioned to continue to meet our customers’ needs. No single carrier represents more than 1 percent of our carrier capacity.

20 C. H. ROBINSON WORLDWIDE, INC.

Our Goals

Since we became a publicly-traded company in 1997, our long-term compounded annual growth target has been 15 percent for gross profits, income from operations, and earnings per share. This goal was based on an analysis of our performance in the previous twenty years, during which our compounded annual growth rate was 15 percent. Although there have been periods where we have not achieved these goals, since 1997 we have exceeded this compounded growth goal in all three categories. Our expectation is that over time, we will continue to achieve our long-term target of 15 percent growth, but that we will have periods in which we exceed that goal and periods in which we fall short. We expect to reach our long-term growth primarily through internal growth but acquisitions that fit our growth criteria and culture may also augment our growth. In 2006, we exceeded our long-term growth goal in gross profits, income from operations, and earnings per share. Our gross profits grew 23.1 percent to $1.1 billion. Our income from operations increased 28.0 percent to $417.8 million and our diluted earnings per share increased 31.9 percent to $1.53.

2006 COMPARED TO 2005

REVENUES. Gross revenues for 2006 were $6.56 billion, an increase of 15.2% over $5.69 billion in 2005. Gross profits in 2006 were $1.08 billion, an increase of 23.1% over $879.8 million in 2005. This was the result of an increase in Transportation gross profits of 24.4% to $946.0 million, an increase in Sourcing gross profits of 15.7% to $94.2 million, and an increase in Information Services gross profits of 11.5% to $42.4 million.

During 2006, our gross profit margin, or gross profits as a percentage of gross revenues, increased to 16.5% from 15.5% in 2005. Transportation gross profit margin increased to 17.8% in 2006 from 16.3% in 2005. Sourcing gross profit margin decreased to 7.9% in 2006 from 8.2% in 2005. Information Services business is a fee-based business which generates 100% gross profit margin.

Transportation gross profits increased 24.4% to $946.0 million in 2006 from $760.3 million in 2005. Transportation revenues are generated through several transportation services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including less-than-truckload (LTL), increased 23.5% to $823.0 million in 2006. This increase was generated by transaction volume growth, increased profit margin, and pricing increases. While demand for truck services increased in 2006 and we experienced volume growth of over 10% for the year in our truck business year-over-year, volume growth slowed as the year progressed. Our margins expanded as slowing demand in the overall truckload market created a looser truck market.

Intermodal gross profits increased 15.2% to $36.2 million from $31.4 million in 2005. This increase was driven by an increase in gross profit margins, offset by a decrease in volume. Our gross profit margin expanded due to rate increases and the elimination of some lower margin business.

In our international forwarding business, ocean gross profits increased 27.3% to $37.2 million in 2006. Air gross profits increased 61.6% to $21.5 million in 2006. During the third quarter of 2005, we acquired two freight forwarding companies based in Europe. In 2006, these acquisitions contributed approximately 45% of our growth in air and 10% of our growth in ocean.

Miscellaneous transportation gross profits consist of customs brokerage fees, transportation management fees, and other miscellaneous transportation related services. The increase of 42.0% to $28.2 million in 2006 was driven by increases in transportation management fees and customs brokerage business.

2006 ANNUAL REPORT 21

Sourcing gross profits increased 15.7% to $94.2 million in 2006. In mid-February 2005, we acquired three produce sourcing and distribution companies, collectively named “FoodSource.” Excluding the impacts of this acquisition, our sourcing gross profits would have increased approximately 9% in 2006. Our Sourcing business is the buying and selling of fresh fruits and vegetables. For several years, we have actively sought to expand our Sourcing customer base, focusing on large retailers, restaurant chains, and foodservice providers. As a result, we continue to see the long-term trend of increases in volume and gross profits in our integrated relationships with these customers, offset by a decline in our business with produce wholesale customers.

Information Services is comprised entirely of revenue generated by our subsidiary, T-Chek Systems. For 2006, Information Services gross profits increased by 11.5% to $42.4 million due to transaction volume growth and an increase in pricing related to certain truck stop services.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES.

Many of our selling, general, and administrative expenses are variable in relation to gross profits. However, we do gain leverage in certain expenses especially when our gross profits grow faster than our long-term growth target of 15%.

Personnel expenses increased by 20.7% to $515.9 million in 2006, and decreased as a percentage of gross profits to 47.7% in 2006 from 48.8% in 2005. Personnel expenses account for nearly 80% of our total selling, general and administrative expenses. Stock-based compensation and profit sharing expense, both of which are determined primarily based on our annual consolidated earnings growth, increased by 37% in 2006 to $75.4 million, and increased as a percentage of gross profits to 7.0% in 2006 from 6.3% in 2005. These expenses have a significant role in keeping our personnel expenses variable based on earnings growth.

We focus on keeping personnel expenses as variable as possible while looking for opportunities to be more efficient. Gross profits per employee increased 3.6% in 2006 over 2005. This increase was driven primarily by transaction pricing increases.

Other selling, general, and administrative expenses for 2006 were $148.8 million, an increase of 18.0% from $126.1 million in 2005. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 13.7% compared to 14.3% in 2005. We strive to keep our expenses as variable as possible. With our revenue growth in 2006, we did gain leverage in our other selling, general, and administrative expenses.

INCOME FROM OPERATIONS. Income from operations increased 28.0% to $417.8 million for 2006. This increase was primarily driven by the growth in our gross profits. Income from operations as a percentage of gross profits was 38.6% and 37.1% for 2006 and 2005.

INVESTMENT AND OTHER INCOME. Investment and other income increased 85.3% to $11.8 million in 2006. Our cash and cash equivalents as of December 31, 2006 increased $118.0 million over the balance as of December 31, 2005, which contributed to our increased investment income. In addition, our portfolio yield also increased due to increases in short-term interest rates.

PROVISION FOR INCOME TAXES. Our effective income tax rate was 37.9% for 2006 and 38.9% for 2005. The decrease in the effective income tax rate is primarily due to the decline in our effective foreign tax rate and an increase in our tax-exempt municipal interest income. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income increased 31.3% to $266.9 million for 2006. Basic net income per share increased 30.0% to $1.56 for 2006. Diluted net income per share increased 31.9% to $1.53 for 2006.

22 C. H. ROBINSON WORLDWIDE, INC.

2005 COMPARED TO 2004

REVENUES. Gross revenues for 2005 were $5.69 billion, an increase of 31.0% over $4.34 billion in 2004. Gross profits in 2005 were $879.8 million, an increase of 33.1% over $661.0 million in 2004. This was the result of an increase in Transportation gross profits of 32.1% to $760.3 million, an increase in Sourcing gross profits of 57.3% to $81.5 million, and an increase in Information Services gross profits of 13.4% to $38.0 million.

During 2005, our gross profit margin, or gross profits as a percentage of gross revenues, increased to 15.5% from 15.2% in 2004. Transportation gross profit margin increased slightly to 16.3% in 2005 from 16.0% in 2004. Sourcing gross profit margin increased to 8.2% in 2005 from 7.3% in 2004. This increase was primarily due to the acquisition of FoodSource in the first quarter of 2005. The FoodSource customer base is nearly all retail and foodservice customers to whom we provide more value-added services at a higher profit margin than our traditional produce business. Our Information Services business is a fee-based business, which generates 100% gross profit margin.

Transportation gross profits increased 32.1% to $760.3 million in 2005 from $575.7 million in 2004. Transportation revenues are generated through several transportation mode services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including less-than-truckload (LTL), increased 32.8% to $666.6 million from $501.9 million in 2004. This increase was split equally between transaction volume growth and pricing increases. Demand for truck services increased in 2005. This increase created opportunities for us to develop new customer relationships. This strong demand relative to available supply, as well as high fuel prices, led to increased pricing.

Intermodal gross profits increased 4.8% to $31.4 million in 2005 from $30.0 million in 2004. This increase was driven by an increase in gross profit margins, offset by a decrease in volume. Our gross profit margin expanded due to rate increases and the elimination of some lower margin business. Market conditions continued to drive business back to truck in certain lanes, impacting our volumes.

In our international forwarding business, ocean gross profits increased 41.9% to $29.2 million in 2005 from $20.6 million in 2004. Air gross profits increased 55.4% to $13.3 million in 2005 from $8.6 million in 2004. Excluding the impact of acquisitions, our ocean gross profits would have increased 27.9% and our air gross profits would have increased 13.1% in 2005.

Miscellaneous transportation gross profits consist of customs brokerage fees, transportation management fees, and other miscellaneous transportation related services. The increase of 34.8% to $19.8 million in 2005 from $14.7 million in 2004 was driven by increases in transportation management fees and customs brokerage business. Excluding acquisitions, our miscellaneous transportation gross profits increased 31.5% in 2005.

Sourcing gross profits increased 57.3% to $81.5 million in 2005 from $51.8 million in 2004. Our Sourcing business is the buying and selling of fresh fruits and vegetables. Excluding the acquisition of FoodSource in the first quarter of 2005, Sourcing gross profits increased 5.7% in 2005. For several years, we have actively sought to expand our Sourcing customer base, focusing on large retailers, restaurant chains, and foodservice providers. As a result, we continue to see the long-term trend of increases in volume and gross profits in our integrated relationships with these customers, offset by a decline in our business with produce wholesale customers.

Information Services is comprised entirely of revenue generated by our subsidiary, T-Chek Systems. For 2005, Information Services gross profits increased by 13.4% to $38.0 million from $33.5 million in 2004, primarily due to transaction growth.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES.

Many of our selling, general, and administrative expenses are variable in relation to gross profits. However, we do gain some leverage especially when our gross profits grow faster than our long-term growth target of 15%.

2006 ANNUAL REPORT 23

Personnel expenses account for nearly 80% of total selling, general, and administrative expenses. Personnel expenses were $427.3 million in 2005, an increase of 27.9% over $334.1 million in 2004. Personnel expenses as a percentage of gross profits decreased to 48.6% in 2005 from 50.5% in 2004.

We focus on keeping personnel expenses as variable as possible while looking for opportunities to be more efficient. Gross profit per employee increased 11.3% in 2005 over 2004. This increase was driven partially by transaction pricing increases and our continuous efforts to improve processes, including our investments in technology.

Other selling, general, and administrative expenses for 2005 were $126.1 million, an increase of 21.1% from $104.1 million in 2004. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 14.3% compared to 15.8% in 2004. We strive to keep our expenses as variable as possible. With our revenue growth during 2005, we did gain leverage in our other selling, general, and administrative expenses. We continued to make investments for the future, including improving our technology infrastructure.

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

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated substantial cash from operations, which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $348.6 million and $230.6 million as of December 31, 2006 and 2005. Available-for-sale securities consisting primarily of highly liquid investments totaled $124.8 million and $122.6 million as of December 31, 2006 and 2005. Working capital at December 31, 2006 and 2005 was $569.2 million and $472.3 million.

Our first priority for our cash is growing the business, as we do require some working capital and a small amount of capital expenditures to grow. We are continually looking for acquisitions to redeploy our cash, but those acquisitions must fit our culture and enhance our growth opportunities. We expect to return more of the cash to our shareholders if our cash balance continues to increase and there are no significant attractive acquisition opportunities.

CASH FLOW FROM OPERATING ACTIVITIES. We generated $343.4 million, $224.1 million, and $153.4 million of cash flow from operations in 2006, 2005 and 2004. Our cash from operations generally grows in relation to our net income, adjusted for working capital needs related to growing the business.

24 C. H. ROBINSON WORLDWIDE, INC.

During 2006, our cash flow from operations grew 53.2% compared to a 31.3% increase in net income. The primary factors which caused the improvement in 2006 were an increase of non-cash expenses related to stock-based compensation of 66.3% or $18.9 million, and improvements in our accounts receivable aging.

CASH FLOW FROM INVESTING ACTIVITIES. We used $81.2 million, $86.7 million and $54.8 million of cash flow for investing activities in 2006, 2005, and 2004. Our investing activities consist primarily of cash paid for acquisitions and our capital expenditures.

We used $39.7 million, $60.2 million and $19.1 million of cash flow on acquisitions in 2006, 2005, and 2004. The amount paid in 2006 included $29.5 million related to the closing of two acquisitions and $10.2 million related to earn-out payments and holdbacks from prior year acquisitions. As of December 31, 2006, we have approximately $19.2 million of potential remaining earn-out payments through 2008 and $4.5 million of potential remaining purchase price holdbacks through 2007.

We also used $43.3 million, $21.8 million, and $34.7 million of net capital expenditures in 2006, 2005, and 2004. We have invested in real estate in Chicago, Illinois, and Eden Prairie, Minnesota, related to office space in these two heavily employee-concentrated cities. We have spent $22.5 million, $5.7 million, and $18.3 million in 2006, 2005, and 2004 on these facilities. The remaining capital expenditures of $20.8 million, $16.1 million, and $16.4 million in 2006, 2005, and 2004 relate primarily to annual investments in information technology equipment to support our operating systems.

CASH FLOW FROM FINANCING ACTIVITIES. We used $145.8 million, $69.8 million, and $57.5 million of cash flow for financing activities in 2006, 2005, and 2004. This was primarily quarterly dividends and share repurchases.

We used $90.8 million, $51.5 million, and $40.9 million to pay cash dividends in 2006, 2005, and 2004, with the increase in 2006 due to a 63% increase in our quarterly dividend rate from $0.08 per share in 2005 to $0.13 per share in 2006.

We also used $85.3 million, $38.8 million, and $29.6 million of cash flow on share repurchases in 2006, 2005, and 2004, with the increase in 2006 due to a 55% increase in the number of shares repurchased and an increase in the stock price related to those purchases. We will continue to use share repurchases as a variable way to return excess capital to shareholders, and also to manage the impacts of our equity incentives.

We have 3.5 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (4.08% at December 31, 2006). This discretionary line of credit has no expiration date. During 2006, we borrowed 20.7 million euros, or $26.0 million, all of which was repaid during the year. During 2005, we borrowed 6.5 million euros, or $7.1 million, all of which was repaid during the year. As of December 2006 and 2005, the outstanding balance was zero. Our credit agreement contains certain financial covenants but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2006.

Assuming no change in our current business plan, management believes that our available cash, together with expected future cash generated from operations and the amount available under our line of credit, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures, and cash dividends for all future periods. We also believe we could obtain funds under additional lines of credit on short notice, if needed.

2006 ANNUAL REPORT 25

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

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL CONTINGENCIES

The following table aggregates all contractual commitments and commercial obligations that affect our financial condition and liquidity position as of December 31, 2006:

  Payments Due by Period (dollars in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases(a)	$99,464	$19,430	$46,299	$6,924	$26,811
Purchase Obligations(b)	25,276	24,067	1,096	113	—

Total	$124,740	$43,497	$47,395	$7,037	$26,811

(a)	We have certain facilities and equipment under operating leases.
(b)

Purchase obligations include agreements for services that are enforceable and legally binding and that specify all significant terms. As of December 31, 2006, such obligations include telecommunications services, maintenance contracts, and an obligation to complete construction on our corporate headquarters building.

We have no long-term debt or capital lease obligations. Long-term liabilities consist of net long-term deferred income taxes and the obligation under our non-qualified deferred compensation plan. This liability has been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. We also enter into air and ocean freight and produce purchase contracts which are all short-term in nature. These liabilities have been excluded from the table as the amount of any cash payment is uncertain.

26 C. H. ROBINSON WORLDWIDE, INC.

VALUATIONS FOR ACCOUNTS RECEIVABLE. Our allowance for doubtful accounts is calculated based upon the aging of our receivables, our historical experience of uncollectible accounts, and any specific customer collection issues that we have identified. The allowance of $29.0 million as of December 31, 2006, decreased compared to the allowance of $29.4 million as of December 31, 2005. We believe that the recorded allowance is sufficient and appropriate based on our customer aging trends, the exposures we have identified, and our historical loss experience.

GOODWILL. We manage and report our operations as one operating segment. Our branches represent a series of components that are aggregated for the purpose of evaluating goodwill for impairment on an enterprise-wide basis. In the case where we have an acquisition that we feel has not yet become integrated into our branch network component, we will evaluate the impairment of any goodwill related to that specific acquisition and its results. Based on our annual analysis in accordance with SFAS No. 142, we have determined that there is no indication of goodwill impairment as of December 31, 2006.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 2 in the “Notes to Consolidated Financial Statements” for a discussion of the impact of recently issued accounting pronouncements on our financial condition and results of operations.

MARKET RISK

We had $473.4 million of cash and investments on December 31, 2006, consisting of $348.6 million of cash and cash equivalents and $124.8 million of available-for-sale securities. Although these investments are subject to the credit risk of the issuer, we manage our investment portfolio to limit our exposure to anyone issuer or industry. Substantially all of the cash equivalents are money market securities from domestic issuers. All of our available-for-sale securities are highquality bonds. Because of the credit risk criteria of our investment policies and practices, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investments.

2006 ANNUAL REPORT 27

CONSOLIDATED BALANCE SHEETS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)

As of December 31,

ASSETS	2006	2005
Current assets:
Cash and cash equivalents	$348,592	$230,628
Available-for-sale securities	124,767	122,551
Receivables, net of allowance for doubtful accounts of $29,033 and $29,439	764,995	716,725
Deferred tax asset	7,614	5,999
Prepaid expenses and other	10,180	8,878

Total current assets	1,256,148	1,084,781
Property and equipment	145,262	113,815
Accumulated depreciation and amortization	(63,191)	(53,094)

Net property and equipment	82,071	60,721
Goodwill	261,766	223,137
Other intangible assets, net of accumulated amortization of $9,086 and $7,064	15,957	18,520
Deferred tax asset	6,668	—
Other assets	9,083	7,909

Total assets	$1,631,693	$1,395,068

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$468,499	$410,744
Outstanding checks	71,630	63,138
Accrued expenses –
Compensation and profit-sharing contribution	98,408	94,333
Income taxes and other	48,412	44,268

Total current liabilities	686,949	612,483
Deferred tax liability	—	1,469
Nonqualified deferred compensation obligation	1,022	1,079

Total liabilities	687,971	615,031

Commitments and contingencies
Stockholders’ investment:
Preferred stock, $ .10 par value, 20,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $ .10 par value, 480,000 and 260,000 shares authorized; 174,161 and 174,111 shares issued, 172,656 and 173,030 outstanding	17,266	17,303
Additional paid-in capital	184,462	157,074
Retained earnings	807,983	640,551
Accumulated other comprehensive loss	(202)	(1,901)
Treasury stock at cost (1,504 and 1,081 shares)	(65,787)	(32,990)

Total stockholders’ investment	943,722	780,037

Total liabilities and stockholders’ investment	$1,631,693	$1,395,068

The accompanying notes are an integral part of these consolidated financial statements.

28 C. H. ROBINSON WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

C. H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31,	2006	2005	2004(1)
Gross revenues:
Transportation	$5,321,547	$4,655,746	$3,597,249
Sourcing	1,192,297	995,235	710,807
Information Services	42,350	37,967	33,482

Total gross revenues	6,556,194	5,688,948	4,341,538

Cost of transportation, products, and handling:
Transportation	4,375,582	3,895,422	3,021,512
Sourcing	1,098,068	913,776	659,035

Total cost of transportation, products, and handling	5,473,650	4,809,198	3,680,547

Gross profits	1,082,544	879,750	660,991
Selling, general, and administrative expenses:
Personnel	515,947	427,311	334,118
Other selling, general, and administrative expenses	148,752	126,078	104,105

Total selling, general, and administrative expenses	664,699	553,389	438,223

Income from operations	417,845	326,361	222,768
Investment and other income	11,843	6,392	3,270

Income before provision for income taxes	429,688	332,753	226,038
Provision for income taxes	162,763	129,395	88,784

Net income	$266,925	$203,358	$137,254

Basic net income per share	$1.56	$1.20	$.81
Diluted net income per share	$1.53	$1.16	$.79

Basic weighted average shares outstanding	170,888	170,052	169,228
Dilutive effect of outstanding stock awards	3,899	4,646	3,916

Diluted weighted average shares outstanding	174,787	174,698	173,144

The accompanying notes are an integral part of these consolidated financial statements.

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

2006 ANNUAL REPORT 29

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

C. H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31, 2006, 2005, and 2004
.	Common Shares Outstanding (1)	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Investment
Balance, December 31, 2003	170,608	$8,530	$121,724	$404,750	$(363)	$(15,894)	$518,747
Net income	—	—	137,254	—	—		137,254
Other comprehensive income –
Unrealized loss on available-for-sale securities	—	—	—	—	(7)	—	(7)
Foreign currency translation adjustment	—	—	—	—	1,978	—	1,978

Comprehensive income	—	—	—	—	—	—	139,225

Dividends declared, $.255 per share	—	—	—	(43,598)	—	—	(43,598)
Stock issued for employee benefit plans	1,080	54	(9,551)	—	—	19,993	10,496
Issuance of restricted stock	50	3	(3)	—	—	—	—
Stock-based compensation expense	40	2	22,354	—	—	—	22,356
Excess tax benefit on deferred compensation and employee stock plans	—	—	3,246	—	—	—	3,246
Repurchase of common stock	(1,298)	(65)	—	—	—	(29,551)	(29,616)

Balance, December 31, 2004	170,480	8,524	137,770	498,406	1,608	(25,452)	620,856
Net income	—	—	203,358	—	—		203,358
Other comprehensive income –
Unrealized gains on available-for-sale securities	—	—	—	—	3	—	3
Foreign currency translation adjustment	—	—	—	—	(3,512)	—	(3,512)

Comprehensive income	—	—	—	—	—	—	199,849

Two-for-one stock split(1)	—	8,524	(8,524)	—	—	—	—
Dividends declared, $.355 per share	—	—	—	(61,213)	—	—	(61,213)
Stock issued for employee benefit plans	1,217	122	(14,743)	—	—	30,170	15,549
Stock issued for acquisitions	380	38	10,381	—	—	—	10,419
Issuance of restricted stock	2,178	218	(218)	—	—	—	—
Stock-based compensation expense	14	1	27,425	—	—	1,010	28,436
Excess tax benefit on deferred compensation and employee stock plans	—	—	4,983	—	—	—	4,983
Repurchase of common stock	(1,240)	(124)	—	—	—	(38,718)	(38,842)

Balance, December 31, 2005	173,029	17,303	157,074	640,551	(1,901)	(32,990)	780,037

Net income	—	—	266,925	—	—		266,925
Other comprehensive income –
Foreign currency translation adjustment	—	—	—	—	1,699	—	1,699

Comprehensive income	—	—	—	—	—	—	268,624

Dividends declared, $.57 per share	—	—	—	(99,493)	—	—	(99,493)
Stock issued for employee benefit plans	1,503	150	(34,195)	—	—	52,229	18,184
Issuance of restricted stock	48	5	6,858	—	—	—	6,863
Stock-based compensation expense	3	1	41,613	—	—	51	41,665
Excess tax benefit on deferred compensation and employee stock plans	—	—	13,112	—	—	—	13,112
Repurchase of common stock	(1,927)	(193)	—	—	—	(85,077)	(85,270)

Balance, December 31, 2006	172,656	$17,266	$184,462	$807,983	$(202)	$(65,787)	$943,722

The accompanying notes are an integral part of these consolidated financial statements.

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

30 C. H. ROBINSON WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands)

For the years ended December 31,

OPERATING ACTIVITIES	2006	2005	2004
Net income	$266,925	$203,358	$137,254
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,932	18,500	11,814
Gain on insurance proceeds	—	—	(1,200)
Provision for doubtful accounts	7,084	8,878	8,823
Stock-based compensation	47,292	28,436	22,356
Deferred income taxes	(8,882)	(503)	588
Loss on sale/disposal of assets	80	177	168
Changes in operating elements, net of effects of acquisitions:
Receivables	(55,489)	(150,788)	(90,262)
Prepaid expenses and other	(1,303)	(2,366)	643
Accounts payable and outstanding checks	57,590	78,857	39,863
Accrued compensation and profit-sharing contribution	5,044	31,527	13,629
Accrued income taxes and other	1,104	8,029	9,697

Net cash provided by operating activities	343,377	224,105	153,373

INVESTING ACTIVITIES
Purchases of property and equipment	(43,243)	(21,824)	(34,741)
Insurance proceeds	—	—	1,590
Sales of property and equipment	1,700	—	—
Cash paid for acquisitions, net of cash acquired	(39,724)	(60,153)	(19,112)
Purchases of available-for-sale securities	(119,864)	(114,696)	(70,139)
Sales/maturities of available-for-sale securities	118,838	113,747	69,366
Other	1,056	(3,748)	(1,780)

Net cash used for investing activities	(81,237)	(86,674)	(54,816)

FINANCING ACTIVITIES
Proceeds from stock issued for employee benefit plans	18,184	15,549	10,496
Repurchase of common stock	(85,270)	(38,842)	(29,616)
Cash dividends	(90,837)	(51,458)	(40,902)
Excess tax benefit on stock-based compensation	12,078	4,983	2,568
Proceeds from short-term borrowings	25,984	7,066	31,658
Payments on short-term borrowings	(25,984)	(7,066)	(31,658)

Net cash used for financing activities	(145,845)	(69,768)	(57,454)
Effect of exchange rates on cash	1,669	(3,511)	1,960

Net increase in cash and cash equivalents	117,964	64,152	43,063
Cash and cash equivalents, beginning of year	230,628	166,476	123,413

Cash and cash equivalents, end of year	$348,592	$230,628	$166,476

Cash paid for income taxes	$163,103	$121,168	$79,747
Cash paid for interest	$180	$303	$104
Supplemental disclosure of noncash activities:
Restricted stock awarded	$14,014	$79,840	$6,800
Stock issued for acquisition	$—	$10,419	$—

The accompanying notes are an integral part of these consolidated financial statements.

2006 ANNUAL REPORT 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C. H. Robinson Worldwide, Inc. and Subsidiaries

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION – C. H. Robinson Worldwide, Inc. and our Subsidiaries (“the Company,” “we,” “us,” or “our”) is a global provider of multimodal transportation services and logistics solutions through a network of 214 branch offices operating in North America, Europe, Asia, and South America. The consolidated financial statements include the accounts of C. H. Robinson Worldwide, Inc. and our majority owned and controlled subsidiaries. Our minority interests in subsidiaries are not significant. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

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

32 C. H. ROBINSON WORLDWIDE, INC.

These services are performed throughout our branch offices by the same group of people, as an integrated offering for which our customers are provided a single invoice. Our branches work together to complete transactions and collectively meet the needs of our customers. Over 30% of our transactions are shared transactions between branches. For many of our significant customer relationships, we coordinate our efforts in one branch and rely on multiple branch locations to deliver specific geographic or modal needs. In addition, our methodology of providing services is very similar across all branches. Our North American branches have a common technology platform that they use to match customer needs with supplier capabilities, to collaborate with other branch locations, and to utilize centralized support resources to complete all facets of the transaction. Accordingly, our chief operating decision maker analyzes our business as a single segment relying on gross profits and operating income for each of our branch offices as the primary performance measures.

The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

	2006	2005	2004
Gross revenues
United States	$6,066,186	$5,269,526	$4,022,795
Other locations	490,008	419,422	318,743

	$6,556,194	$5,688,948	$4,341,538

	2006	2005
Long-lived assets
United States	$99,096	$82,475
Other locations	8,015	4,675

	$107,111	$87,150

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

PROPERTY AND EQUIPMENT – Property and equipment are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated lives of the assets of 3 to 30 years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

We recognized depreciation expense of $16.5 million in 2006, $12.7 million in 2005, and $9.3 million in 2004. A summary of our property and equipment as of December 31 is as follows (in thousands):

	2006	2005
Furniture, fixtures, and equipment	$92,950	$78,136
Building	17,020	16,937
Corporate aircraft	9,000	9,000
Leasehold improvements	8,305	5,852
Land	13,374	3,500
Construction in progress	4,613	390
Less accumulated depreciation	(63,191)	(53,094)

Net property and equipment	$82,071	$60,721

2006 ANNUAL REPORT 33

INTANGIBLE ASSETS – Goodwill is the difference between the purchase price of a company and the fair market value of the acquired company’s net identifiable assets. Other intangible assets include customer lists, carrier lists, and non-compete agreements. These intangible assets are being amortized using the straight-line method over their estimated lives, ranging from three to five years. Goodwill is no longer being amortized and is tested for impairment using a fair value approach. Goodwill is tested for impairment annually or more frequently if events warrant. Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. See Note 4.

OTHER ASSETS – Other assets include such items as purchased and internally developed software, and the investment related to our nonqualified deferred compensation plan. We recognized amortization expense of purchased and internally developed software of $3.4 million in 2006, $1.9 million in 2005, and $1.8 million in 2004. Amortization expense is computed using the straight-line method over three years.

A summary of our purchased and internally developed software as of December 31 is as follows (in thousands):

	2006	2005
Purchased software	$14,333	$11,525
Internally developed software	2,894	4,364
Less accumulated amortization	(11,604)	(11,197)

Net software	$5,623	$4,692

INCOME TAXES – Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable. Changes in tax rates are reflected in the tax provision as they occur.

COMPREHENSIVE INCOME – Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from non-owner sources. Our two components of other comprehensive income are foreign currency translation adjustment and unrealized gains and losses from investments. They are presented on our consolidated statements of stockholders' investment.

RECLASSIFICATIONS – Certain reclassifications have been made to the 2005 and 2004 financial statements and footnotes to conform to the presentation used in 2006.

COMMON STOCK SPLIT – On October 14, 2005, our shareholders approved a two-for-one stock split. For shareholders of record as of the end of business on October 14, 2005, every share owned was exchanged for two shares of common stock. All prior period common shares and per share disclosures have been restated to reflect the split.

34 C. H. ROBINSON WORLDWIDE, INC.

NOTE 2: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for us as of January 1, 2007. We have evaluated the impact of the adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48, while immaterial, will be reported as an adjustment to beginning retained earnings in 2007.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The provisions of SAB No. 108 are effective for us as of January 1, 2007. We have evaluated the provisions of SAB No. 108 and believe we have no prior year misstatements that need to be corrected in the current year.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for us as of January 1, 2007. There is no impact to our consolidated financial position or results of operations with the adoption of this statement.

NOTE 3: AVAILABLE-FOR-SALE SECURITIES

Our investments consist of investment-grade marketable debt securities, auction rate preferred securities, and municipal auction rate notes. These investments, some of which have original maturities beyond one year, are classified as short-term based on their highly liquid nature and because these securities represent the investment of cash that is available for current operations. All are classified as available-for-sale and recorded at fair value. The carrying value of available-for-sale securities approximates fair market value due to interest rates that are reset frequently. Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive income. The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 2006, 2005, and 2004. As of December 31, 2006 and 2005, we had $124.8 million and $122.6 million in available-for-sale securities.

The fair value of available-for-sale debt securities at December 31, 2006, by contractual maturity, is shown below (in thousands):

	Cost basis	Estimated fair value
Due in one year or less	$30,800	$31,244
Due after one year through five years	4,260	4,310
Due after five years through ten years	2,500	2,507
Due after 10 years	86,229	86,706

Total	$123,789	$124,767

2006 ANNUAL REPORT 35

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

The fair value of available-for-sale debt securities at December 31, 2006, by contractual maturity, is shown below (in thousands):

	Unamortizable intangible assets	Amortizable intangible assets
December 31, 2005
Gross	$235,066	$25,584
Accumulated amortization	(11,929)	(7,064)

Net	$223,137	$18,520

December 31, 2006
Gross	$273,695	$25,043
Accumulated amortization	(11,929)	(9,086)

Net	$261,766	$15,957

In accordance with SFAS No. 142, we annually complete an impairment test on these assets. This impairment test did not result in any impairment losses.

The change in the carrying amount of goodwill for the year ended December 31, 2006, is as follows (in thousands):

Balance December 31, 2005	$223,137
Goodwill associated with acquisitions	38,629

Balance December 31, 2006	$261,766

Amortization expense for other intangible assets was $4.8 million in 2006, $3.9 million in 2005, and $0.8 million in 2004. Estimated amortization expense for each of the five succeeding fiscal years based on the intangible assets at December 31, 2006, is as follows (in thousands):

2007	$4,892
2008	4,873
2009	4,729
2010	1,125
2011	338

Total	$15,957

NOTE 5: LINES OF CREDIT

We have 3.5 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (4.08% at December 31, 2006). This discretionary line of credit has no expiration date. During 2006, we borrowed 20.7 million euros, or $26.0 million, all of which was repaid during the year. During 2005, we borrowed 6.5 million euros, or $7.1 million, all of which was repaid during the year. As of December 2006 and 2005, the outstanding balance was zero. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2006.

36 C. H. ROBINSON WORLDWIDE, INC.

NOTE 6: INCOME TAXES

C. H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consist of the following for the years ended December 31 (in thousands):

	2006	2005	2004
Tax provision:
Federal	$142,142	$104,759	$73,459
State	24,238	19,031	11,495
Foreign	6,135	6,108	3,920

	172,515	129,898	88,874
Deferred benefit	(9,752)	(503)	(90)

Total provision	$162,763	$129,395	$88,784

A reconciliation of the provision for income taxes using the statutory federal income tax rate to our effective income tax rate for the years ended December 31 is as follows:

	2006	2005	2004
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.6	3.5	3.4
Stock-based compensation	0.2	0.4	0.6
Other	(0.9)	0.0	0.3

	37.9%	38.9%	39.3%

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

	2006	2005
Deferred tax assets :
Compensation	$35,764	$21,570
Receivables	10,584	10,932
Other	2,232	2,694
Deferred tax liabilities:
Intangible assets	(24,136)	(18,479)
Prepaid assets	(5,533)	(6,280)
Long-lived assets	(3,552)	(5,890)
Other	(1,077)	(17)

Net deferred tax assets	$14,282	$4,530

Income tax expense considers amounts which may be needed to cover exposures for open tax years. We do not expect any material impact related to open tax years; however, actual settlements may differ from amounts accrued.

2006 ANNUAL REPORT 37

NOTE 7: CAPITAL STOCK AND STOCK AWARD PLANS

Effective January 1, 2006, we adopted SFAS 123R, Share-Based Payment. Under SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. We had previously adopted the fair value recognition provisions of SFAS 123 in January 2004, using he retroactive restatement method. Total compensation expense recognized in our statements of operations for stock based compensation awards was $47.3 million in 2006, $34.7 million in 2005, and $22.4 million in 2004.

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

STOCK AWARD PLANS – Our 1997 Omnibus Stock Plan allows us to grant certain stock awards, including stock options at fair market value and restricted shares and units, to our key employees and outside directors. A maximum of 28,000,000 shares can be granted under this plan; 11,966,000 shares were available for stock awards as of December 31, 2006, which cover stock options and restricted stock awards. Awards that expire or are cancelled without delivery of shares generally become available for issuance under the plans.

STOCK OPTIONS – The contractual lives of all options as originally granted are 10 years. Options vest over a five-year period from the date of grant, with none vesting the first year and one quarter vesting each year after that. Recipients are able to exercise options using a stock swap which results in a new, fullyvested restoration option with a grant price established based on the date of the swap, and a remaining contractual life equal to the remaining life of the original option. Options issued to non-employee directors vest immediately. The fair value per option is established using the Black-Scholes option pricing model, with the resulting expense being recorded over the vesting period of the award. Other than restoration options, we have not issued any new stock options since 2003. As of December 31, 2006, approximately $2.3 million of deferred compensation related to stock options remains to be expensed.

38 C. H. ROBINSON WORLDWIDE, INC.

The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006 Grants	2005 Grants	2004 Grants
Risk-free interest rate	4.6-5.0%	2.5-4.3%	2.0-2.5%
Expected dividend yield	1.0%	1.0%	1.0%
Expected volatility factor	20.0-25.8%	19.9-23.3%	22.3-23.7%
Expected option term	1-6 years	2-8 years	2-6 years

Fair value per option	$3.86-14.05	$4.08-13.59	$4.98-9.23

The following schedule summarizes stock option activity in the plan.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	8,641,254	$11.66

Granted	70,624	22.00
Exercised	(946,598)	7.98
Terminated	(72,728)	14.74

Outstanding at December 31, 2004	7,692,552	12.17

Granted	48,662	27.96
Exercised	(1,055,5 33)	10.29
Terminated	(29,047)	14.66

Outstanding at December 31, 2005	6,656,634	12.42

Granted	136,780	45.69
Exercised	(1,432,656)	11.21

Outstanding at December 31, 2006	5,360,758	$13.62

Exercisable at December 31, 2004	3,752,692	$10.09
Exercisable at December 31, 2005	4,452,511	$11.29
Exercisable at December 31, 2006	4,313,941	$13.32

Significant option groups outstanding at December 31, 2006, and related weighted-average exercise price and remaining life information follows:

Exercise Price Range	Options Outstanding	Weighted Average Exercise Prices	Weighted Average Remaining Life (years)	Options Exercisable	Weighted Average Exercise Price for Exercisable Shares
$ 4.50-6.30	629,215	$5.93	1.9	629,215	$5.93
10.17	921,753	10.17	3.1	921,753	10.17
13.31-14.82	3,491,951	14.55	5.4	2,462,634	14.46
15.37-17.50	45,000	15.61	4.9	42,500	15.50
19.34	30,000	19.34	6.8	15,000	19.34
32.09	242,839	32.09	3.2	242,839	32.09

	5,360,758	$13.62	4.5	4,313,941	$13.32

2006 ANNUAL REPORT 39

RESTRICTED STOCK GRANTS – We have awarded to certain key employees and non-employee directors restricted shares and restricted units, which are subject to certain vesting requirements based on the operating performance of the company over a five year period. The awards also contain restrictions on the awardees’ ability to sell or transfer vested shares or units for a specified period of time. The fair value of these shares is established based on the market price on the date of grant discounted for post-vesting holding restrictions. The discount has ranged from 12% to 13% based on the different post-vesting holding restrictions. These grants are recorded as deferred compensation within stockholders’ investment in the accompanying financial statements and are being expensed based on the terms of the awards.

The following table summarizes our performance based restricted stock grants as of December 31, 2006:

Grant Year	Granted	Unvested
2006	315,046	203,936
2005	2,394,290	1,625,659
2004	293,850	—
2003	1,732,050	—

We have also awarded restricted shares and units to certain key employees that vest primarily based on their continued employment. The value of these awards is established by the market price on the date of the grant and is being expensed over the vesting period of the award.

As of December 31, 2006, $60.6 million of deferred compensation related to restricted stock grants remains to be expensed.

We have also issued to certain key employees restricted units which are fully vested upon issuance and contain restrictions on the awardees’ ability to sell or transfer vested units for a specified period of time. The fair value of these shares is established using the same method discussed above. These grants have been expensed during the year they were earned by employees.

EMPLOYEE STOCK PURCHASE PLAN – Our 1997 Employee Stock Purchase Plan allows our employees to contribute up to $10,000 of their annual cash compensation to purchase company stock. Purchase price is determined using the closing price on the last day of the quarter discounted by 15%. Shares are vested immediately. Employees purchased approximately 206,000, 238,000, and 238,000 shares of our Common Stock under this plan at an aggregate cost of $8.3 million, $6.1 million, and $4.6 million in 2006, 2005, and 2004.

SHARE REPURCHASE PROGRAMS – During 1999, the Board of Directors authorized a stock repurchase plan that allows management to repurchase 8,000,000 shares for reissuance upon the exercise of employee stock options and other stock plans. We purchased 1,926,500 and 1,240,000 of our common stock for the treasury at an aggregate cost of $85.3 million in 2006 and $38.8 million in 2005 under this stock repurchase plan. There are 3,221,000 shares remaining for repurchase under this plan.

40 C. H. ROBINSON WORLDWIDE, INC.

NOTE 8: COMMITMENTS AND CONTINGENCIES

EMPLOYEE BENEFIT PLANS – We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all eligible employees. Annual profit-sharing contributions are determined by our Board of Directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our Board of Directors. Profit-sharing plan expense, including matching contributions, was approximately $28.1 million in 2006, $26.6 million in 2005, and $15.6 million in 2004.

NONQUALIFIED DEFERRED COMPENSATION PLAN – The Robinson Companies Nonqualified Deferred Compensation Plan provides certain employees the opportunity to defer a specified percentage or dollar amount of their cash and stock compensation. Participants may elect to defer up to 100% of their cash compensation. The accumulated benefit obligation was $1.3 million and $2.7 million as of December 31, 2006 and 2005, respectively. We have purchased investments to fund the future liability. The investments had an aggregate market value of $1.3 million as of December 31, 2006 and $2.7 million in 2005, respectively, and are included in other assets in the consolidated balance sheets. In addition, all restricted shares granted but not yet delivered are also held within this plan.

LEASE COMMITMENTS – We lease certain facilities and equipment under operating leases. Lease expense was $22.2 million for 2006, $19.4 million for 2005, and $16.3 million for 2004.

Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2006, are as follows (in thousands):

2007	19,430
2008	17,553
2009	17,437
2010	11,309
2011	6,924
Thereafter	26,811

Total	$99,464

LITIGATION – As we previously disclosed, during 2002 we were named as a defendant in two lawsuits brought by a number of present and former employees. The first lawsuit alleged a hostile working environment, unequal pay, promotions, and opportunities for women, and failure to pay overtime (“FLSA”). The second lawsuit alleges a failure to pay overtime. The plaintiffs in both lawsuits sought unspecified monetary and non-monetary damages and class action certification.

On March 31, 2005, the judge issued an order denying class certification for the hostile working environment claims, and allowing class certification for certain claims of gender discrimination in pay and promotion. The gender discrimination class claims were settled for $15 million, including costs and attorneys’ fees. The settlement also includes programmatic relief offered by us. As a condition of the settlement, we made no admission of liability. While the $15 million is within our insurance coverage limits and was fully funded by the insurance carriers, those carriers reserved the right to seek a court ruling that a portion of the settlement was not covered under their policies, and also to dispute payment of certain defense costs incurred in that litigation. The settlement of the gender discrimination class claims did not include the overtime pay lawsuits, or the claims of putative class members who subsequently filed individual EEOC charges after the denial of class status on March 31, 2005. Fifty-two of those claimants have filed lawsuits. We are vigorously defending the remaining charges and lawsuits.

2006 ANNUAL REPORT 41

With respect to the FLSA overtime claims, the judge issued an order granting in full our Motion to Decertify the FLSA collective action on September 26, 2006. The judge retained jurisdiction over the named plaintiffs’ FLSA overtime claims and dismissed the claims of the opt-in plaintiffs, without prejudice to their right to bring their own claims in separate lawsuits in appropriate venues. Approximately 525 of the dismissed opt-in plaintiffs either filed or joined in lawsuits asserting individual FLSA claims for failure to pay overtime. We are vigorously defending the remaining lawsuits in various federal courts.

Currently, the amount of any loss from the individual gender or FLSA claims is not expected to be material to us; however, unfavorable developments could have a material adverse effect on our consolidated financial statements.

We are not subject to any other pending or threatened litigation other than routine litigation arising in the ordinary course of our business operations, none of which is expected to have a material adverse effect on our financial condition, results of operations, or cash flows.

NOTE 9: ACQUISITIONS

In May 2006, we acquired certain assets of Payne Lynch, and Associates, Inc. “Payne Lynch”, a non-asset based third party logistics company that specializes in flatbed and over dimensional freight brokerage. The purchase price was $30.0 million, of which $26.0 million in cash was paid at closing, with the remaining $4.0 million to be paid if certain conditions are met.

In December 2006, we acquired certain assets of Triune Freight Private Ltd. and Triune Logistics Private Ltd., collectively “Triune”, a third party logistics provider based in India. The purchase price for Triune was $4.0 million, of which $3.5 million in cash was paid at closing, with the remaining $0.5 million to be paid if certain conditions are met.

The results of operations and financial condition of these acquisitions have been included in our consolidated financial statements since their respective acquisition dates. Goodwill recognized in these transactions amounted to $30.7 million. Other intangible assets related to these transactions amounted to $2.3 million.

42 C. H. ROBINSON WORLDWIDE, INC.

NOTE 10: SUPPLEMENTARY DATA (UNAUDITED)

Our results of operations for each of the quarters in the years ended December 31, 2006 and 2005 are summarized below (in thousands, except per share data).

2006	March 31	June 30	September 30	December 31
Gross revenues:
Transportation	$1,215,909	$1,363,246	$1,394,979	$1,347,413
Sourcing	273,422	326,853	307,384	284,638
Information Services	9,784	10,898	11,128	10,540

Total gross revenues	1,499,115	1,700,997	1,713,491	1,642,591

Cost of transportation, products, and handling:
Transportation	992,942	1,130,324	1,151,063	1,101,253
Sourcing	251,116	300,054	284,082	262,816

Total cost of transportation, products, and handling	1,244,058	1,430,378	1,435,145	1,364,069

Gross profits	255,057	270,619	278,346	278,522
Income from operations	92,434	103,918	111,118	110,375

Net income	$58,114	$66,594	$70,390	$71,827

Basic net income per share	$.34	$.39	$.41	$.42

Diluted net income per share	$.33	$.38	$.40	$.41

Basic weighted average shares outstanding	171,219	171,215	170,925	170,555
Dilutive effect of outstanding stock awards	4,048	3,983	3,851	3,549

Diluted weighted average shares outstanding	175,267	175,198	174,776	174,104

2005(1)	March 31	June 30	September 30	December 31
Gross revenues:
Transportation	$999,936	$1,122,305	$1,218,026	$1,135,479
Sourcing	206,109	273,549	257,409	258,168
Information Services	8,895	9,288	9,934	9,850

Total gross revenues	1,214,940	1,405,142	1,485,369	1,583,497

Cost of transportation, products, and handling:
Transportation	826,090	938,737	1,020,051	1,109,544
Sourcing	189,468	249,993	236,444	237,871

Total cost of transportation, products, and handling	1,015,558	1,189,730	1,256,495	1,347,415

Gross profits	199,382	215,412	228,874	236,082
Income from operations	67,792	80,329	85,618	92,622

Net income	$41,776	$49,347	$54,089	$58,146

Basic net income per share	$.25	$.29	$.32	$.34

Diluted net income per share	$.24	$.28	$.31	$.33

Basic weighted average shares outstanding	169,876	170,236	170,105	169,990
Dilutive effect of outstanding stock awards	4,256	4,158	4,428	5,741

Diluted weighted average shares outstanding	174,132	174,394	174,533	175,731

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

2006 ANNUAL REPORT 43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

C. H. Robinson Worldwide, Inc. and Subsidiaries

Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of C. H. Robinson Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ investment, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Minneapolis, Minnesota
March 1, 20071

44 C. H. ROBINSON WORLDWIDE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of C. H. Robinson Worldwide, Inc.:

C. H. Robinson Worldwide, Inc. and Subsidiaries

Eden Prairie, Minnesota

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control, that C. H. Robinson Worldwide, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial, management excluded from their assessment the internal control over financial reporting at Triune Freight Private Ltd. and Triune Logistics Private Ltd. (collectively “Triune”), which were acquired during the fourth quarter of 2006, and whose financial statements reflect total assets and revenues constituting less than 1 percent of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Triune. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated March 1, 2007 expressed an unqualified opinion on those financial statements.

Minneapolis, Minnesota
March 1, 2007

2006 ANNUAL REPORT 45

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

During the fourth quarter, we acquired freight forwarding businesses Triune Freight Private Ltd. and Triune Logistics Private Ltd., which are not included in our assessment of the effectiveness of our internal control over financial reporting. As a result, management’s conclusion regarding the effectiveness of our internal control over financial reporting does not extend to these companies.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

John P. Wiehoff	Chad M. Lindbloom
Chief Executive Officer and Chairman of the Board	Vice President and Chief Financial Officer

46 C. H. ROBINSON WORLDWIDE, INC.