Form 10-K, Exhibit 13
period 2007-12-31
C H ROBINSON WORLDWIDE INC
filed 2008-02-29
CIK 1043277

Exhibit 13

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

C.H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA(1)

For the years ended December 31	2007	2006	2005	2004	2003
Gross revenues	$7,316,223	$6,556,194	$5,688,948	$4,341,538	$3,613,645
Gross profits	1,243,778	1,082,544	879,750	660,991	544,848
Income from operations	509,684	417,845	326,361	222,768	176,046
Net income	324,261	266,925	203,358	137,254	107,369
Net income per share
Basic	$1.90	$1.56	$1.20	$.81	$.64
Diluted	$1.86	$1.53	$1.16	$.79	$.62
Weighted average number of shares outstanding (in thousands)
Basic	170,493	170,888	170,052	169,228	168,774
Diluted	174,040	174,787	174,698	173,144	172,138
Dividends per share	$.760	$.570	$.355	$.255	$.180

BALANCE SHEET DATA

As of December 31
Working capital	$631,537	$569,199	$472,298	$393,168	$336,128
Total assets	1,811,307	1,631,693	1,395,068	1,080,696	908,149
Total long-term debt	—	—	—	—	—
Stockholders’ investment	1,042,249	943,722	780,037	620,856	518,747

OPERATING DATA

As of December 31
Branches	218	214	196	176	158
Employees	7,332	6,768	5,776	4,806	4,112
Average gross profits per employee(2)	$177	$172	$166	$149	$137

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.
(2)	Gross profits per employee is a key performance indicator used by management to analyze our productivity, to benchmark the financial performance of our branches, and to analyze impacts of technology and other investments in our business.

2007 Annual Report + 23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

C.H. Robinson Worldwide, Inc. and Subsidiaries

RESULTS OF OPERATIONS

The following table illustrates our gross profit margins by services and products:

For the years ended December 31,

	2007	2006	2005
Transportation	18.4%	17.8%	16.3%
Sourcing	7.7	7.9	8.2
Information Services	100.0	100.0	100.0

Total	17.0%	16.5%	15.5%

The following table summarizes our gross profits by service line:

For the years ended December 31,

(Dollars in thousands)

	2007	2006	Change	2005	Change
Gross profits:
Transportation
Truck	$949,277	$822,954	15.3%	$666,605	23.5%
Intermodal	38,670	36,176	6.9	31,392	15.2
Ocean	43,530	37,150	17.2	29,182	27.3
Air	31,315	21,533	45.4	13,321	61.6
Miscellaneous	35,240	28,152	25.2	19,824	42.0

Total Transportation	1,098,032	945,965	16.1	760,324	24.4
Sourcing	100,220	94,229	6.4	81,459	15.7
Information Services	45,526	42,350	7.5	37,967	11.5

Total	$1,243,778	$1,082,544	14.9%	$879,750	23.1%

The following table represents certain statements of operations data, shown as percentages of our gross profits:

For the years ended December 31,

	2007	2006	2005
Gross profits	100.0%	100.0%	100.0%
Selling, general, and administrative expenses:
Personnel expenses	45.7	47.7	48.6
Other selling, general, and administrative expenses	13.4	13.7	14.3

Total selling, general, and administrative expenses	59.1	61.4	62.9
Income from operations	40.9	38.6	37.1
Investment and other income	1.2	1.1	0.7

Income before provision for income taxes	42.1	39.7	37.8
Provision for income taxes	16.0	15.0	14.7

Net income	26.1%	24.7%	23.1%

24 + C.H. Robinson Worldwide, Inc.

FORWARD-LOOKING INFORMATION

Our annual report, including the letter to our shareholders and this discussion and analysis of our financial condition and results of operations, contains certain “forward-looking statements.” These statements represent our expectations, beliefs, intentions, or strategies concerning future events and by their nature involve risks and uncertainties. Forward-looking statements include, among others, statements about our future performance, the continuation of historical trends, the sufficiency of our sources of capital for future needs, the effects of acquisitions, the expected impact of recently issued accounting pronouncements, and the outcome or effects of litigation. Risks that could cause actual results to differ materially from our current expectations include changes in market demand and pricing for our services, the impact of competition, changes in relationships with our customers, freight levels and our ability to source capacity to transport freight, our ability to source produce, the risks associated with litigation and insurance coverage, our ability to integrate acquisitions, the impacts of war, the risks associated with operations outside the United States, risks associated with the produce industry, including food safety and contamination issues, and changing economic conditions. Therefore, actual results may differ materially from our expectations based on these risks and uncertainties, including those described in the Business Description of our Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2007.

OVERVIEW

OUR COMPANY. We are a global provider of multimodal transportation services and logistics solutions, operating through a network of branch offices in North America, Europe, Asia, and South America. We are a non-asset based transportation provider, meaning we do not own the transportation equipment that is used to transport our customers’ freight. We work with approximately 48,000 transportation companies worldwide, and through those relationships we select and hire the appropriate transportation providers to meet our customers’ needs. As an integral part of our transportation services, we provide a wide range of value added logistics services, such as supply chain analysis, freight consolidation, core carrier program management, and information reporting.

In addition to multimodal transportation services, we have two other logistics business lines: fresh produce sourcing and fee-based information services. Our Sourcing business is the buying, selling, and marketing of fresh produce. We purchase fresh produce through our network of produce suppliers and sell it to retail grocers and restaurant chains, produce wholesalers, foodservice and distributors. In the majority of cases, we also arrange the transportation of the produce we sell through our relationships with specialized transportation companies. Our Information Services business is our subsidiary, T-Chek Systems, Inc., which provides a variety of management and information services to motor carrier companies and to fuel distributors. Those services include funds transfer, driver payroll services, fuel management services, permit procurement, and fuel and use tax reporting.

OUR BUSINESS MODEL. We are a service company. We act principally to add value and expertise in the procurement and execution of transportation and logistics, including sourcing of produce products for our customers. Our gross revenues represent the total dollar value of services and goods we sell to our customers. Our gross profits are our gross revenues less the direct costs of transportation, products, and handling, including motor carrier, rail, ocean, air, and other costs, and the purchase price of the products we source. Our gross profits are the primary indicator of our ability to source, add value, and sell services and products that are provided by third parties, and we consider them to be our primary performance measurement. Accordingly, the discussion of our results of operations below focuses on the changes in our gross profits.

We keep our business model as variable as possible to allow us to be flexible and adapt to changing economic and industry conditions. We buy most of our transportation capacity and produce on a spot-market basis. We also keep our personnel and other operating expenses as variable as possible. Compensation, our largest operating expense, is performance-oriented and, for most employees in the branch network, based on the profitability of their individual branch office.

2007 Annual Report + 25

In addition, we do not have pre-committed targets for headcount growth. Our personnel decisions are decentralized. Our branch managers determine the appropriate number of employees for their offices, within productivity guidelines, based on their branch’s volume of business. This helps keep our personnel expense as variable as possible with the business.

OUR BRANCH NETWORK. Our branch network is a major competitive advantage. Building local customer and carrier relationships has been an important part of our success, and our worldwide network of offices supports our core strategy of serving customers locally, nationally, and globally. Our branch offices help us penetrate local markets, provide face-to-face service when needed, and recruit contract carriers. Our branch network also gives us knowledge of local market conditions, which is important in the transportation industry because it is so dynamic and market-driven.

Our branches work together to complete transactions and collectively meet the needs of our customers. Approximately 30 percent of our truckload shipments are shared transactions between branches. For many of our significant customer relationships, we coordinate our efforts in one branch and rely on multiple branch locations to deliver specific geographic or modal needs. In addition, our methodology of providing services is very similar across all branches. Our North American branches have a common technology platform that they use to match customer needs with supplier capabilities, to collaborate with other branch locations, and to utilize centralized support resources to complete all facets of the transaction.

During 2007, we increased the size of our branch network by 4 branches, to 218. We opened three new branches and added one branch through acquisition. We are planning to open five to ten branches during 2008. Because we usually open new offices with only two or three employees, we do not expect them to make a material contribution to our financial results in the first few years of their operation.

OUR PEOPLE. Because we are a service company, our continued success is dependent on our ability to continue to hire and retain talented, productive people. Our headcount grew by 564 employees during 2007, including 40 employees added by acquisition. Branch employees act as a team in their sales efforts, customer service, and operations. A significant portion of our branch employees’ compensation is performance-oriented, based on individual performance and the profitability of their branch. We believe this makes our sales employees more service-oriented, focused, and creative. In 2003, we implemented a new restricted stock program to better align our key employees with the interests of our shareholders, and to motivate and retain them for the long term. These restricted stock awards vest over a five year period based on the performance of the company, and have been awarded annually since 2003.

OUR CUSTOMERS. In 2007, we worked with approximately 29,000 customers, up from approximately 25,000 in 2006. We work with a wide variety of companies, ranging in size from Fortune 100 companies to small family businesses, in many different industries. Our customer base is very diverse. Our top 100 customers represented approximately 31 percent of our total gross profits, and our largest customer was approximately 3 percent of our total gross profits.

OUR CARRIERS. Our carrier base includes motor carriers, railroads (primarily intermodal service providers), air freight, and ocean carriers. In 2007, we increased our carrier base to approximately 48,000, up from approximately 45,000 in 2006. While our volume with many of these new providers may still be small, we believe the growth in our contract carrier network shows that new transportation providers continue to enter the industry, and that we are well positioned to continue to meet our customers’ needs. Approximately 75 percent of our truckload shipments in 2007 were transported by motor carriers that had fewer than 100 tractors. In our truckload business, no single carrier represents more than one percent of our carrier capacity.

26 + C.H. Robinson Worldwide, Inc.

OUR GOALS. Since we became a publicly-traded company in 1997, our long-term compounded annual growth target has been 15 percent for gross profits, income from operations, and earnings per share. This goal was based on an analysis of our performance in the previous twenty years, during which our compounded annual growth rate was 15 percent. Although there have been periods where we have not achieved these goals, since 1997 we have exceeded this compounded growth goal in all three categories.

Our expectation is that over time, we will continue to achieve our long-term target of 15 percent growth, but that we will have periods in which we exceed that goal and periods in which we fall short. We expect to reach our long-term growth primarily through internal growth but acquisitions that fit our growth criteria and culture may also augment our growth. In 2007, we nearly met or exceeded our long-term growth goal in gross profits, income from operations, and earnings per share. Our gross profits grew 14.9 percent to $1.2 billion. Our income from operations increased 22.0 percent to $509.7 million and our diluted earnings per share increased 21.6 percent to $1.86.

2007 COMPARED TO 2006

REVENUES. Gross revenues for 2007 were $7.32 billion, an increase of 11.6% over $6.56 billion in 2006. Gross profits in 2007 were $1.24 billion, an increase of 14.9% over $1.08 billion in 2006. This was the result of an increase in our Transportation gross profits of 16.1% to $1.10 billion, an increase in our Sourcing gross profits of 6.4% to $100.2 million, and an increase in our Information Services gross profits of 7.5% to $45.5 million.

During 2007, our gross profit margin, or gross profits as a percentage of gross revenues, increased to 17.0% from 16.5% in 2006. Transportation gross profit margin increased to 18.4% in 2007 from 17.8% in 2006. Sourcing gross profit margin decreased to 7.7% in 2007 from 7.9% in 2006. Information Services is a fee-based business which generates 100% gross profit margin.

Transportation gross profits increased 16.1% to $1.10 billion in 2007 from $946.0 million in 2006. Transportation revenues are generated through several transportation services, including truck, intermodal, ocean, air, and miscellaneous services.

Truck gross profits, including less-than-truckload (LTL), increased 15.3% to $949.3 million in 2007. This increase was generated by volume growth of over 10% and increased gross profit margins, partially offset by a rate decline of approximately 2%. This rate decline excludes the impact of higher fuel prices. Despite weakening demand for trucking services in the marketplace, we were able to capture additional market share and grow our volumes with existing customers and gain new customers. Our margins expanded due to more widely available capacity in the marketplace compared to 2006.

Intermodal gross profits increased 6.9% to $38.7 million from $36.2 million in 2006, due to an increase in volumes. Our volume growth was driven by cross-selling with existing C.H. Robinson customers and new customer growth.

Our ocean transportation gross profits increased 17.2% to $43.5 million in 2007. Our growth was driven by an increase in volumes and an increase in our gross profit margins. Our volumes grew due to adding new customers and growth with existing customers. Gross profit margins expanded due to more widely available capacity in the marketplace.

Our air transportation gross profits increased 45.4% to $31.3 million in 2007. The increase was driven by significant volume increases partially offset by a decline in our gross profit margins, due to changes in our geographic and cargo consolidation mix. Our air gross profits also included approximately $2.1 million of domestic air gross profits from our previously-disclosed acquisition of LXSI Services, Inc. on July 13, 2007.

2007 Annual Report + 27

Miscellaneous transportation gross profits consist primarily of customs brokerage fees and transportation management fees. The increase of 25.2% to $35.2 million in 2007 was driven by increases in transportation management business.

Sourcing gross profits increased 6.4% to $100.2 million in 2007, driven by growth in our volumes, partially offset by a decrease in our Sourcing gross profit margins. Our Sourcing business is the buying and selling of fresh fruits and vegetables. For several years, we have actively sought to expand our Sourcing customer base, focusing on large retailers, restaurant chains, and foodservice providers. As a result, we continue to see the long-term trend of increases in volume and gross profits in our integrated relationships with these customers, offset by a decline in our business with produce wholesale customers. Our gross profit margin declined in 2007 primarily because of higher prices for certain commodities, related to weather and higher labor and fuel costs.

Information Services is comprised entirely of revenue generated by our subsidiary, T-Chek Systems. For 2007, Information Systems gross profits growth of 7.5% to $45.5 million was driven primarily by volume growth in our core fuel card and cash advance services. In addition, our gross profit per transaction was up slightly due to the price of fuel. With certain merchants our fee is based on a percentage of the sale amount. Approximately 30 percent of the growth was related to other services, such as fleet card and carrier compliance services.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses are variable in relation to gross profits. However, we do gain leverage in certain expenses.

Personnel expenses increased by 10.1% to $568.0 million in 2007, and decreased as a percentage of gross profits to 45.7% in 2007 from 47.7% in 2006. Personnel expenses account for nearly 80% of our total selling, general, and administrative expenses. Expenses related to our restricted stock program and various other incentive plans are variable, based on growth in our earnings. Our slower earnings growth in 2007 compared to 2006 resulted in a decrease in expense related to some of these incentive plans. This contributed to our personnel expenses growing slower than our gross profits.

We focus on keeping personnel expenses as variable as possible while looking for opportunities to be more efficient. Gross profits per employee increased 3.1% in 2007 over 2006. This increase was driven primarily by increased productivity and our slower headcount growth, relative to our gross profit growth.

Other selling, general, and administrative expenses for 2007 were $166.1 million, an increase of 11.7% from $148.8 million in 2006. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 13.4% in 2007 compared to 13.7% in 2006. We strive to keep our expenses as variable as possible. With our revenue growth in 2007, we did gain leverage in our other selling, general, and administrative expenses.

INCOME FROM OPERATIONS. Income from operations increased 22.0% to $509.7 million for 2007. This increase was primarily driven by the growth in our gross profits. Income from operations as a percentage of gross profits was 40.9% and 38.6% for 2007 and 2006.

INVESTMENT AND OTHER INCOME. Investment and other income increased 16.8% to $13.8 million in 2007. Our portfolio yield increased slightly in 2007 from 2006.

PROVISION FOR INCOME TAXES. Our effective income tax rate was 38.1% for 2007 and 37.9% for 2006. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

28 + C.H. Robinson Worldwide, Inc.

NET INCOME. Net income increased 21.5% to $324.3 million for 2007. Basic net income per share increased 21.8% to $1.90. Diluted income per share increased 21.6% to $1.86 for 2007.

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

During 2006, our gross profit margin, or gross profits as a percentage of gross revenues, increased to 16.5% from 15.5% in 2005. Transportation gross profit margin increased to 17.8% in 2006 from 16.3% in 2005. Sourcing gross profit margin decreased to 7.9% in 2006 from 8.2% in 2005. Information Services is a fee-based business which generates 100% gross profit margin.

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

2007 Annual Report + 29

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses are variable in relation to gross profits. However, we do gain leverage in certain expenses especially when our gross profits grow faster than our long-term growth target of 15%.

Personnel expenses increased by 20.7% to $515.9 million in 2006, and decreased as a percentage of gross profits to 47.7% in 2006 from 48.8% in 2005. Personnel expenses account for nearly 80% of our total selling, general, and administrative expenses. Expenses related to our restricted stock program and various other incentive plans are based on growth in our earnings. Our strong earnings growth during 2006 compared to 2005 resulted in an increase in expense related to some of these plans.

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

INVESTMENT AND OTHER INCOME. Investment and other income increased 85.3% to $11.8 million in 2006. Our cash and cash equivalents as of December 31, 2006, increased $118.0 million over the balance as of December 31, 2005, which contributed to our increased investment income. In addition, our portfolio yield also increased due to increases in short-term interest rates.

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

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated substantial cash from operations, which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $338.9 million and $348.6 million as of December 31, 2007 and 2006. Available-for-sale securities, consisting primarily of highly liquid investments, totaled $115.8 million and $124.8 million as of December 31, 2007 and 2006. Working capital at December 31, 2007 and 2006 was $631.5 million and $569.2 million.

Our first priority for our cash is growing the business, as we do require some working capital and a relatively small amount of capital expenditures to grow. We are continually looking for acquisitions to redeploy our cash, but those acquisitions must fit our culture and enhance our growth opportunities.

30 + C.H. Robinson Worldwide, Inc.

If our cash balance continues to increase and there are no significant attractive acquisition opportunities, we expect to return more of the cash to our shareholders through future dividends and share repurchases.

CASH FLOW FROM OPERATING ACTIVITIES. We generated $308.4 million, $343.4 million, and $224.1 million of cash flow from operations in 2007, 2006, and 2005. During 2007, our cash flow from operations decreased 10.2% compared to a 21.5% increase in net income. The primary factor that caused this decrease in 2007 was the growth in our accounts receivables balance of 19.2% to $911.8 million in 2007 from $765.0 million in 2006, due to a slightly slower collection cycle from our customers.

CASH FLOW FROM INVESTING ACTIVITIES. We used $55.7 million, $81.2 million, and $86.7 million of cash flow for investing activities in 2007, 2006, and 2005. Our investing activities consist primarily of cash paid for acquisitions and our capital expenditures.

We used cash of $22.2 million, $39.7 million, and $60.2 million for acquisitions in 2007, 2006, and 2005. The amount paid in 2007 included $9.8 million related to the closing of one acquisition and $12.4 million related to earn-out payments and holdbacks from prior year acquisitions. As of December 31, 2007, we have approximately $10.0 million of potential remaining earn-out payments and $1.1 million of potential remaining purchase price holdbacks expected to be paid in 2008.

We also used $43.7 million, $43.3 million, and $21.8 million of net capital expenditures in 2007, 2006, and 2005. We have invested in real estate in Chicago, Illinois, and Eden Prairie, Minnesota, related to office space in these cities, in which we have a high concentration of employees. We have spent $21.1 million, $22.5 million, and $5.7 million in 2007, 2006, and 2005 on these facilities. The remaining capital expenditures of $22.6 million, $20.8 million, and $16.1 million in 2007, 2006, and 2005 relate primarily to annual investments in information technology equipment to support our operating systems.

CASH FLOW FROM FINANCING ACTIVITIES. We used $262.1 million, $145.8 million, and $69.8 million of cash flow for financing activities in 2007, 2006, and 2005. This was primarily quarterly dividends and share repurchases.

We used $125.2 million, $90.8 million, and $51.5 million to pay cash dividends in 2007, 2006, and 2005, with the increase in 2007 due to a 38% increase in our quarterly dividend rate from $0.13 per share in 2006 to $0.18 per share in 2007.

We also used $167.3 million, $85.3 million, and $38.8 million of cash flow on share repurchases in 2007, 2006, and 2005, with the increase in 2007 due to a 70% increase in the number of shares repurchased and an increase in the stock price related to those purchases. We will continue to use share repurchases as a variable way to return excess capital to shareholders. Our Board of Directors has currently authorized a stock repurchase plan that has approximately 9,937,000 shares remaining for purchase.

We have 3.5 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (5.21% at December 31, 2007). This discretionary line of credit has no expiration date. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2007.

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

2007 Annual Report + 31

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

REVENUE RECOGNITION. Gross revenues consist of the total dollar value of goods and services purchased from us by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling. We act principally as the service provider for these transactions and recognize revenue as these services are rendered or goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Most transactions in our Transportation and Sourcing businesses are recorded at the gross amount we charge our customers for the service we provide and goods we sell. In these transactions, we are the primary obligor, we are a principal to the transaction, we have all credit risk, we maintain substantially all risks and rewards, we have discretion to select the supplier, and we have latitude in pricing decisions.

Additionally, in our Sourcing business, we take loss of inventory risk during shipment and have general inventory risk. Certain transactions in customs brokerage, transportation management, and all transactions in Information Services are recorded at the net amount we charge our customers for the service we provide because many of the factors stated above are not present.

VALUATIONS FOR ACCOUNTS RECEIVABLE. Our allowance for doubtful accounts is calculated based upon the aging of our receivables, our historical experience of uncollectible accounts, and any specific customer collection issues that we have identified. The allowance of $28.0 million as of December 31, 2007, decreased compared to the allowance of $29.0 million as of December 31, 2006. We believe that the recorded allowance is sufficient and appropriate based on our customer aging trends, the exposures we have identified, and our historical loss experience.

GOODWILL. We manage and report our operations as one operating segment. Our branches represent a series of components that are aggregated for the purpose of evaluating goodwill for impairment on an enterprise-wide basis. In the case where we have an acquisition that we feel has not yet become integrated into our branch network component, we will evaluate the impairment of any goodwill related to that specific acquisition and its results. Based on our annual analysis in accordance with SFAS No. 142, we have determined that there is no indication of goodwill impairment as of December 31, 2007.

STOCK-BASED COMPENSATION. We account for share-based compensation in accordance with SFAS No. 123R, Share Based Payment. Under this standard, the fair value of each share-based payment award is established on the date of grant. For grants of restricted shares and restricted units, the fair value is established based on the market price on the date of the grant, discounted for post-vesting holding restrictions. The discounts have varied from 12% to 16% and are calculated

32 + C.H. Robinson Worldwide, Inc.

using the Black-Scholes option pricing model. For grants of options, we use the Black-Scholes option pricing model to estimate the fair value of share-based payment awards. The determination of the fair value of share-based awards is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 2 in the “Notes to Consolidated Financial Statements” for a discussion of the impact of recently issued accounting pronouncements on our financial condition and results of operations.

MARKET RISK

We had $454.7 million of cash and investments on December 31, 2007, consisting of $338.9 million of cash and cash equivalents and $115.8 million of available-for-sale securities. Although these investments are subject to the credit risk of the issuer, we manage our investment portfolio to limit our exposure to any one issuer or industry. Substantially all of the cash equivalents are money market securities from domestic issuers. All of our available-for-sale securities are high-quality bonds that are exempt from U.S. federal income taxes. Because of the credit risk criteria of our investment policies and practices, the primary market risks associated with these investments are interest rate and liquidity risks. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investments. As of December 31, 2007 we had approximately $50.5 million of auction rate securities classified as available-for-sale securities on our balance sheet. We made the decision during the fourth quarter of 2007 to sell or exit these at the next auction date. As of January 31, 2008, we had no investments in auction rate securities.

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL CONTINGENCIES

The following table aggregates all contractual commitments and commercial obligations that affect our financial condition and liquidity position as of December 31, 2007:

Payments Due by Period (dollars in thousands)

	Total	2008	2009	2010	2011	2012	Thereafter
Contractual Obligations
Operating Leases(a)	$105,628	$22,216	$20,773	$17,533	$13,500	$9,033	$22,573
Purchase Obligations(b)	10,878	4,564	3,937	2,264	113	—	—

Total	$116,506	$26,780	$24,710	$19,797	$13,613	$9,033	$22,573

(a)	We have certain facilities and equipment under operating leases.
(b)	Purchase obligations include agreements for services that are enforceable and legally binding and that specify all significant terms. As of December 31, 2007, such obligations include telecommunications services and maintenance contracts.

2007 Annual Report + 33

We have no long-term debt or capital lease obligations. Long-term liabilities consist of noncurrent income taxes payable and the obligation under our non-qualified deferred compensation plan. Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2007, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $10.2 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 6 to the Consolidated Financial Statements for a discussion on income taxes. The obligation under our non-qualified deferred compensation plan has also been excluded from the above table as the timing of cash payment is uncertain. We also enter into air and ocean freight and produce purchase contracts which are all short-term in nature. These liabilities have been excluded from the table as the amount of any cash payment is uncertain.

34 + C.H. Robinson Worldwide, Inc.

CONSOLIDATED BALANCE SHEETS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)

As of December 31,

	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$338,885	$348,592
Available-for-sale securities	115,842	124,767
Receivables, net of allowance for doubtful accounts of $28,023 and $ 29,033	911,780	764,995
Deferred tax asset	7,184	7,614
Prepaid expenses and other	15,465	10,180

Total current assets	1,389,156	1,256,148
Property and equipment	179,688	145,262
Accumulated depreciation and amortization	(78,023)	(63,191)

Net property and equipment	101,665	82,071
Goodwill	278,739	261,766
Other intangible assets, net of accumulated amortization of $14,741 and $ 9,086	14,470	15,957
Deferred tax asset	16,013	6,668
Other assets	11,264	9,083

Total assets	$1,811,307	$1,631,693

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$530,752	$468,499
Outstanding checks	87,443	71,630
Accrued expenses –
Compensation and profit-sharing contribution	101,926	98,408
Income taxes and other	37,498	48,412

Total current liabilities	757,619	686,949
Noncurrent income taxes payable	10,223	—
Nonqualified deferred compensation obligation	1,216	1,022

Total liabilities	769,058	687,971

Commitments and contingencies
Stockholders’ investment:
Preferred stock, $ .10 par value, 20,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $ .10 par value, 480,000 shares authorized; 174,221 and 174,161 shares issued, 170,822 and 172,656 outstanding	17,082	17,266
Additional paid-in capital	190,320	184,462
Retained earnings	1,002,964	807,983
Accumulated other comprehensive income (loss)	263	(202)
Treasury stock at cost (3,384 and 1,504 shares)	(168,380)	(65,787)

Total stockholders’ investment	1,042,249	943,722

Total liabilities and stockholders’ investment	$1,811,307	$1,631,693

The accompanying notes are an integral part of these consolidated financial statements.

2007 Annual Report + 35

CONSOLIDATED STATEMENTS OF OPERATIONS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)

For the years ended December 31,

	2007	2006	2005
Gross revenues:
Transportation	$5,971,784	$5,321,547	$4,655,746
Sourcing	1,298,913	1,192,297	995,235
Information Services	45,526	42,350	37,967

Total gross revenues	7,316,223	6,556,194	5,688,948

Cost of transportation, products, and handling:
Transportation	4,873,752	4,375,582	3,895,422
Sourcing	1,198,693	1,098,068	913,776

Total cost of transportation, products, and handling	6,072,445	5,473,650	4,809,198

Gross profits	1,243,778	1,082,544	879,750
Selling, general, and administrative expenses:
Personnel	567,986	515,947	427,311
Other selling, general, and administrative expenses	166,108	148,752	126,078

Total selling, general, and administrative expenses	734,094	664,699	553,389

Income from operations	509,684	417,845	326,361
Investment and other income	13,830	11,843	6,392

Income before provision for income taxes	523,514	429,688	332,753
Provision for income taxes	199,253	162,763	129,395

Net income	$324,261	$266,925	$203,358

Basic net income per share	$1.90	$1.56	$1.20

Diluted net income per share	$1.86	$1.53	$1.16

Basic weighted average shares outstanding	170,493	170,888	170,052
Dilutive effect of outstanding stock awards	3,547	3,899	4,646

Diluted weighted average shares outstanding	174,040	174,787	174,698

The accompanying notes are an integral part of these consolidated financial statements.

36 + C.H. Robinson Worldwide, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)

For the years ended December 31, 2007, 2006, and 2005

	Common Shares Outstanding(1)	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Investment
Balance, December 31, 2004	170,480	$8,524	$137,770	$498,406	$1,608	$(25,452)	$620,856
Net income	—	—	—	203,358	—	—	203,358
Other comprehensive income -
Unrealized gain on available-for-sale securities	—	—	—	—	3	—	3
Foreign currency translation adjustment	—	—	—	—	(3,512)	—	(3,512)
Comprehensive income	—	—	—	—	—	—	199,849
Two-for-one stock split (1)	—	8,524	(8,524)	—	—	—	—
Dividends declared, $.355 per share	—	—	—	(61,213)	—	—	(61,213)
Stock issued for employee benefit plans	1,217	122	(14,743)	—	—	30,170	15,549
Stock issued for acquisitions	380	38	10,381	—	—	—	10,419
Issuance of restricted stock	2,178	218	(218)	—	—	—	—
Stock-based compensation expense	14	1	27,425	—	—	1,010	28,436
Excess tax benefit on deferred compensation and employee stock plans	—	—	4,983	—	—	—	4,983
Repurchase of common stock	(1,240)	(124)	—	—	—	(38,718)	(38,842)

Balance, December 31, 2005	173,029	17,303	157,074	640,551	(1,901)	(32,990)	780,037

Net income	—	—	—	266,925	—	—	266,925
Other comprehensive income -
Foreign currency translation adjustment	—	—	—	—	1,699	—	1,699
Comprehensive income	—	—	—	—	—	—	268,624
Dividends declared, $.57 per share	—	—	—	(99,493)	—	—	(99,493)
Stock issued for employee benefit plans	1,503	150	(34,195)	—	—	52,229	18,184
Issuance of restricted stock	48	5	6,858	—	—	—	6,863
Stock-based compensation expense	3	1	41,613	—	—	51	41,665
Excess tax benefit on deferred compensation and employee stock plans	—	—	13,112	—	—	—	13,112
Repurchase of common stock	(1,927)	(193)	—	—	—	(85,077)	(85,270)

Balance, December 31, 2006	172,656	17,266	184,462	807,983	(202)	(65,787)	943,722

Net income	—	—	—	324,261	—	—	324,261
Other comprehensive income -
Unrealized gain on available-for-sale securities	—	—	—	—	8	—	8
Foreign currency translation adjustment	—	—	—	—	457	—	457

Comprehensive income	—	—	—	—	—	—	324,726

Cumulative adjustment for FIN48	—	—	—	2,553	—	—	2,553
Dividends declared, $.76 per share	—	—	—	(131,833)	—	—	(131,833)
Stock issued for employee benefit plans	1,402	140	(50,674)	—	—	64,274	13,740
Issuance of restricted stock	33	3	5,892	—	—	—	5,895
Stock-based compensation expense	15	1	33,972	—	—	128	34,101
Excess tax benefit on deferred compensation and employee stock plans	—	—	16,668	—	—	—	16,668
Repurchase of common stock	(3,284)	(328)	—	—	—	(166,995)	(167,323)

Balance, December 31, 2007	170,822	$17,082	$190,320	$1,002,964	$263	$(168,380)	$1,042,249

The accompanying notes are an integral part of these consolidated financial statements.

(1)	On October 14, 2005, the company’s shareholders approved a 2-for-1 stock split. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

2007 Annual Report + 37

CONSOLIDATED STATEMENTS OF CASH FLOWS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands)

For the years ended December 31,

	2007	2006	2005
OPERATING ACTIVITIES
Net income	$324,261	$266,925	$203,358
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,366	23,932	18,500
Provision for doubtful accounts	6,745	7,084	8,878
Stock-based compensation	38,002	47,292	28,436
Deferred income taxes	(8,915)	(8,882)	(503)
Loss on sale/disposal of assets	309	80	177
Changes in operating elements, net of effects of acquisitions:
Receivables	(153,232)	(55,489)	(150,788)
Prepaid expenses and other	(5,206)	(1,303)	(2,366)
Accounts payable and outstanding checks	70,456	57,590	78,857
Accrued compensation and profit-sharing contribution	5,506	5,044	31,527
Accrued income taxes and other	3,138	1,104	8,029

Net cash provided by operating activities	308,430	343,377	224,105

INVESTING ACTIVITIES
Purchases of property and equipment	(43,713)	(43,243)	(21,824)
Sales of property and equipment	—	1,700	—
Cash paid for acquisitions, net of cash acquired	(22,220)	(39,724)	(60,153)
Purchases of available-for-sale securities	(204,020)	(119,864)	(114,696)
Sales/maturities of available-for-sale securities	214,299	118,838	113,747
Other	(68)	1,056	(3,748)

Net cash used for investing activities	(55,722)	(81,237)	(86,674)

FINANCING ACTIVITIES
Proceeds from stock issued for employee benefit plans	13,740	18,184	15,549
Repurchase of common stock	(167,323)	(85,270)	(38,842)
Cash dividends	(125,183)	(90,837)	(51,458)
Excess tax benefit on stock-based compensation	16,668	12,078	4,983
Proceeds from short-term borrowings	23,559	25,984	7,066
Payments on short-term borrowings	(23,559)	(25,984)	(7,066)

Net cash used for financing activities	(262,098)	(145,845)	(69,768)
Effect of exchange rates on cash	(317)	1,669	(3,511)

Net increase (decrease) in cash and cash equivalents	(9,707)	117,964	64,152
Cash and cash equivalents, beginning of year	348,592	230,628	166,476

Cash and cash equivalents, end of year	$338,885	$348,592	$230,628

Cash paid for income taxes	$190,517	$163,103	$121,168
Cash paid for interest	$172	$180	$303

Supplemental disclosure of noncash activities:
Restricted stock awarded	$16,011	$14,014	$79,840
Stock issued for acquisition	$—	$—	$10,419

The accompanying notes are an integral part of these consolidated financial statements.

38 + C.H. Robinson Worldwide, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.H. Robinson Worldwide, Inc. and Subsidiaries

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. C.H. Robinson Worldwide, Inc. and our subsidiaries (“the company,” “we,” “us,” or “our”) are a global provider of multimodal transportation services and logistics solutions through a network of 218 branch offices operating in North America, Europe, Asia, and South America. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and our majority owned and controlled subsidiaries. Our minority interests in subsidiaries are not significant. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. We are also required to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our ultimate results could differ from those estimates.

REVENUE RECOGNITION. Gross revenues consist of the total dollar value of goods and services purchased from us by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling. We act principally as the service provider for these transactions and recognize revenue as these services are rendered or goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Most transactions in our Transportation and Sourcing businesses are recorded at the gross amount we charge our customers for the service we provide and goods we sell. In these transactions, we are the primary obligor, we are a principal to the transaction, we have all credit risk, we maintain substantially all risks and rewards, we have discretion to select the supplier, and we have latitude in pricing decisions. Additionally, in our Sourcing business, we take loss of inventory risk during shipment and have general inventory risk. Certain transactions in customs brokerage, transportation management, and all transactions in Information Services are recorded at the net amount we charge our customers for the service we provide because many of the factors stated above are not present.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. We continuously monitor payments from our customers and maintain a provision for uncollectible accounts based upon our customer aging trends, historical loss experience, and any specific customer collection issues that we have identified.

FOREIGN CURRENCY. Most balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Statement of operations items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of comprehensive income in our statement of stockholders’ investment.

SEGMENT REPORTING AND GEOGRAPHIC INFORMATION. We have adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes accounting standards for segment reporting.

2007 Annual Report + 39

We operate in the transportation and logistics industry. We provide a wide range of products and services to our customers and carriers including transportation services, produce sourcing, freight consolidation, contract warehousing, and information services. Each of these is a significant component to optimizing the logistics solution for our customers.

These services are performed throughout our branch offices by the same group of people, as an integrated offering for which our customers are typically provided a single invoice. Our branches work together to complete transactions and collectively meet the needs of our customers. Over 30% of our truckload transactions are shared transactions between branches. For many of our significant customer relationships, we coordinate our efforts in one branch and rely on multiple branch locations to deliver specific geographic or modal needs. In addition, our methodology of providing services is very similar across all branches. Our North American branches have a common technology platform that they use to match customer needs with supplier capabilities, to collaborate with other branch locations, and to utilize centralized support resources to complete all facets of the transaction. Accordingly, our chief operating decision maker analyzes our business as a single segment relying on gross profits and operating income for each of our branch offices as the primary performance measures.

The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

	2007	2006	2005
Gross revenues
United States	$6,731,158	$6,066,186	$5,269,526
Other locations	585,065	490,008	419,422

	$7,316,223	$6,556,194	$5,688,948

	2007	2006	2005
Long-lived assets
United States	$119,283	$99,096	$82,475
Other locations	8,116	8,015	4,675

	$127,399	$107,111	$87,150

CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the instruments.

PREPAID EXPENSES AND OTHER. Prepaid expenses and other include such items as prepaid rent, software maintenance contracts, insurance premiums, other prepaid operating expenses, and inventories, consisting primarily of produce and related products held for resale.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated lives of the assets of 3 to 30 years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

40 + C.H. Robinson Worldwide, Inc.

We recognized depreciation expense of $18.4 million in 2007, $16.5 million in 2006, and $12.7 million in 2005. A summary of our property and equipment as of December 31 is as follows (in thousands):

	2007	2006
Furniture, fixtures, and equipment	$108,909	$92,950
Buildings	38,460	17,020
Corporate aircraft	9,000	9,000
Leasehold improvements	9,486	8,305
Land	13,374	13,374
Construction in progress	459	4,613
Less accumulated depreciation	(78,023)	(63,191)

Net property and equipment	$101,665	$82,071

INTANGIBLE ASSETS. Goodwill is the difference between the purchase price of a company and the fair market value of the acquired company’s net identifiable assets. Other intangible assets include customer lists, carrier lists, and non-compete agreements. These intangible assets are being amortized using the straight-line method over their estimated lives, ranging from three to five years. Goodwill is no longer being amortized and is tested for impairment using a fair value approach. Goodwill is tested for impairment annually or more frequently if events warrant. Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. See Note 4.

OTHER ASSETS. Other assets include such items as purchased and internally developed software, and the investments related to our nonqualified deferred compensation plan. We recognized amortization expense of purchased and internally developed software of $3.1 million in 2007, $3.4 million in 2006, and $1.9 million in 2005. We amortize software using the straight-line method over three years.

A summary of our purchased and internally developed software as of December 31 is as follows (in thousands):

	2007	2006
Purchased software	$17,759	$14,333
Internally developed software	2,968	2,894
Less accumulated amortization	(12,985)	(11,604)

Net software	$7,742	$5,623

INCOME TAXES. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable. Changes in tax rates are reflected in the tax provision as they occur.

COMPREHENSIVE INCOME. Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from non-owner sources. Our two components of other comprehensive income are foreign currency translation adjustment and unrealized gains and losses from investments. They are presented on our consolidated statements of stockholders’ investment.

STOCK-BASED COMPENSATION. We account for share-based compensation in accordance with SFAS No. 123R, Share Based Payment. Under this standard, the fair value of each share-based payment award is established on the date of grant. For grants of restricted shares and restricted units, the fair value is established based on the market price on the date of the grant, discounted for post-vesting holding restrictions. The discounts have varied from 12% to 16% and are calculated using the Black-Scholes option pricing model.

2007 Annual Report + 41

For grants of options, we use the Black-Scholes option pricing model to estimate the fair value of share-based payment awards. The determination of the fair value of share-based awards is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

COMMON STOCK SPLIT. On October 14, 2005, our shareholders approved a two-for-one stock split. For shareholders of record as of the end of business on October 14, 2005, every share owned was exchanged for two shares of common stock. All prior period common shares and per share disclosures have been restated to reflect the split.

NOTE 2: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that our financial statements recognize the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. We adopted FIN 48 on January 1, 2007. See Note 6.

In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. In February 2008, the FASB issued Staff Position 157-2 which is a partial deferral of the effective date of SFAS No. 157 as it relates to nonfinancial assets and liabilities. We adopted SFAS No. 157 on January 1, 2008 for financial assets and liabilities. SFAS No. 157 will not have any impact on our financial statements. We believe we will be required to provide additional disclosures as a part of future financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 gives us the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. We adopted SFAS No. 159 on January 1, 2008. We have elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on January 1, 2008.

In December 2007 the FASB issued SFAS No. 141R, Business Combinations. SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for us as of January 1, 2009. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R may have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date. We are still assessing the impact of this standard on our future consolidated financial statements.

42 + C.H. Robinson Worldwide, Inc.

NOTE 3: AVAILABLE-FOR-SALE SECURITIES

Our investments consist of investment-grade marketable debt securities, auction rate preferred securities, and municipal auction rate notes. These investments, some of which have original maturities beyond one year, are classified as short-term based on their highly liquid nature and because these securities represent the investment of cash that is available for current operations. All are classified as available-for-sale and recorded at fair value. The carrying value of available-for-sale securities approximates fair market value due to interest rates that are reset frequently. As of December 31, 2007 and 2006, we had $115.8 million and $124.8 million in available-for-sale securities. Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive income. Unrealized gains and losses on available-for-sale securities were not material as of December 31, 2007 and 2006. The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 2007, 2006, and 2005.

As of December 31, 2007 we had approximately $50.5 million of auction rate securities classified as available-for-sale securities on our balance sheet. We made the decision during the fourth quarter of 2007 to sell or exit these at the next auction date. As of January 31, 2008, we had no investments in auction rate securities.

The fair value of available-for-sale debt securities at December 31, 2007, by contractual maturity, is shown below (in thousands):

	Cost basis	Estimated fair value
Due in one year or less	$10,201	$10,360
Due after one year through five years	2,100	2,128
Due after five years through ten years	6,850	6,898
Due after 10 years	95,916	96,456

Total	$115,067	$115,842

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the carrying amount of goodwill for the year ended December 31, 2007, is as follows (in thousands):

Balance December 31, 2006	$261,766
Goodwill associated with acquisitions	14,373
Foreign currency impact	2,600

Balance December 31, 2007	$278,739

During 2007 we added $7.5 million of goodwill through our acquisition of LXSI Services, Inc. and $9.3 million in the form of an earn-out payment related to a previous acquisition. Additions to goodwill were partially offset by a $2.4 million purchase accounting adjustment to reflect the fair value of intangible assets acquired in 2006. As of December 31, 2007, we have approximately $10.0 million of potential remaining earn-out payments related to previous acquisitions that we expect to pay in 2008.

2007 Annual Report + 43

In accordance with SFAS No. 142, we annually complete an impairment test on goodwill. This impairment test did not result in any impairment losses.

A summary of our other intangible assets as of December 31 is as follows (in thousands):

	2007	2006
Gross	$29,211	$25,043
Accumulated amortization	(14,741)	(9,086)

Net	$14,470	$15,957

Amortization expense for other intangible assets was $5.7 million in 2007, $4.8 million in 2006, and $3.9 million in 2005. Estimated amortization expense for each of the five succeeding fiscal years based on the intangible assets at December 31, 2007, is as follows (in thousands):

2008	$5,745
2009	5,570
2010	1,981
2011	1,001
2012	173

Total	$14,470

NOTE 5: LINES OF CREDIT

We have 3.5 million euros available under a line of credit at an interest rate of Euribor plus 45 basis points (5.21% at December 31, 2007). This discretionary line of credit has no expiration date. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2007.

44 + C.H. Robinson Worldwide, Inc.

NOTE 6: INCOME TAXES

C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements. With few exceptions, we are no longer subject to audits of U.S. federal, state and local, or non-U.S. income tax returns before 2003.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, we recognized a $2.6 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$7,246
Additions based on tax positions related to the current year	2,808
Additions for tax positions of prior years	789
Reductions for tax positions of prior years	(620)
Settlements	—

Balance at December 31, 2007	$10,223

As of December 31, 2007, we had $10.2 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. We are not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase or decrease in the next twelve months.

We recognize interest and penalties related to uncertain tax positions in the provision for income taxes. During the years ended December 31, 2007, 2006, and 2005, we recognized approximately $1.0 million, $0.6 million, and $0.7 million in interest and penalties. We had approximately $2.6 million and $1.6 million for the payment of interest and penalties accrued within noncurrent taxes payable as of December 31, 2007 and 2006, respectively.

The components of the provision for income taxes consist of the following for the years ended December 31 (in thousands):

	2007	2006	2005
Tax provision:
Federal	$161,476	$142,142	$104,759
State	25,806	24,238	19,031
Foreign	10,663	6,135	6,108

	197,945	172,515	129,898
Deferred provision (benefit)	1,308	(9,752)	(503)

Total provision	$199,253	$162,763	$129,395

2007 Annual Report + 45

A reconciliation of the provision for income taxes using the statutory federal income tax rate to our effective income tax rate for the years ended December 31 is as follows:

	2007	2006	2005
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.3	3.6	3.5
Stock-based compensation	0.1	0.2	0.4
Other	(0.3)	(0.9)	0.0

	38.1%	37.9%	38.9%

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

	2007	2006
Deferred tax assets:
Compensation	$48,907	$35,764
Receivables	10,290	10,584
Other	3,858	2,232
Deferred tax liabilities:
Intangible assets	(29,558)	(24,136)
Prepaid assets	(6,534)	(5,533)
Long-lived assets	(2,514)	(3,552)
Other	(1,252)	(1,077)

Net deferred tax assets	$23,197	$14,282

Income tax expense considers amounts which may be needed to cover exposures for open tax years. We do not expect any material impact related to open tax years; however, actual settlements may differ from amounts accrued.

46 + C.H. Robinson Worldwide, Inc.

NOTE 7: CAPITAL STOCK AND STOCK AWARD PLANS

PREFERRED STOCK. Our Certificate of Incorporation authorizes the issuance of 20,000,000 shares of Preferred Stock, par value $.10 per share. There are no shares of Preferred Stock outstanding. The Preferred Stock may be issued by resolution of our Board of Directors at any time without any action of the stockholders. The Board of Directors may issue the Preferred Stock in one or more series and fix the designation and relative powers. These include voting powers, preferences, rights, qualifications, limitations, and restrictions of each series. The issuance of any such series may have an adverse effect on the rights of holders of Common Stock and may impede the completion of a merger, tender offer, or other takeover attempt.

COMMON STOCK. Our Certificate of Incorporation authorizes 480,000,000 shares of Common Stock, par value $.10 per share. Subject to the rights of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available, when and if declared by the Board of Directors, and to receive their share of the net assets of the company legally available for distribution upon liquidation or dissolution.

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

STOCK AWARD PLANS. Effective January 1, 2006, we adopted SFAS 123R, Share-Based Payment. Under SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. We had previously adopted the fair value recognition provisions of SFAS 123 in January 2004, using the retroactive restatement method. Total compensation expense recognized in our statements of operations for stock based compensation awards was $38.0 million in 2007, $47.3 million in 2006, and $34.7 million in 2005.

Our 1997 Omnibus Stock Plan allows us to grant certain stock awards, including stock options at fair market value and restricted shares and units, to our key employees and outside directors. A maximum of 28,000,000 shares can be granted under this plan; 11,310,000 shares were available for stock awards as of December 31, 2007, which cover stock options and restricted stock awards. Awards that expire or are cancelled without delivery of shares generally become available for issuance under the plans.

The contractual lives of all options as originally granted are 10 years. Options vest over a five-year period from the date of grant, with none vesting the first year and one quarter vesting each year after that. Recipients are able to exercise options using a stock swap which results in a new, fully-vested restoration option with a grant price established based on the date of the swap, and a remaining contractual life equal to the remaining life of the original option. Options issued to non-employee directors vest immediately. The fair value per option is established using the Black-Scholes option pricing model, with the resulting expense being recorded over the vesting period of the award. Other than restoration options, we have not issued any new stock options since 2003. As of December 31, 2007, approximately $172,000 of unrecognized compensation related to stock options remains to be expensed.

2007 Annual Report + 47

The following schedule summarizes stock option activity in the plan.

	Shares	Weighted Average Exercise Price	Weighted Aggregate Intrinsic Value (in thousands)	Average Remaining Life (years)
December 31, 2006	5,360,758	$13.62
Grants	97,330	54.13
Exercised	(1,160,223)	12.35
Terminated	(9,253)	13.29

Outstanding at December 31, 2007	4,288,612	$14.80	$153,953	3.6

Vested and expected to vest at December 31, 2007	4,288,612	$14.80	$153,953	3.6

Exercisable at December 31, 2007	3,954,369	$14.79	$141,997	3.5

The intrinsic value of options exercised during 2007, 2006, and 2005 was $45.5 million, $49.0 million, and $21.1 million.

The fair value per option was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007 Grants	2006 Grants	2005 Grants
Risk-free interest rate	4.5-4.7%	4.6-5.0%	2.5-4.3%
Dividend per share (quarterly amounts)	$.18-.22	$.13-.18	$.08-.13
Expected volatility factor	26.7-31.2%	20.0-25.8%	19.9-23.3%
Expected option term	.5-6 years	1-6 years	2-8 years

Weighted average fair value per option	$12.02	$10.28	$10.89

RESTRICTED STOCK GRANTS. We have awarded restricted shares and restricted units to certain key employees and non-employee directors. These restricted shares and restricted units are subject to certain vesting requirements over a five year period based on the operating performance of the company. The awards also contain restrictions on the awardees’ ability to sell or transfer vested shares or units for a specified period of time. The fair value of these shares is established based on the market price on the date of grant discounted for post-vesting holding restrictions. The discount has ranged from 12% to 16% based on the different post-vesting holding restrictions. This discount was estimated using the Black-Scholes model. These grants are being expensed based on the terms of the awards.

48 + C.H. Robinson Worldwide, Inc.

The following table summarizes our nonvested performance-based restricted stock grants as of December 31, 2007:

	Number of Restricted Shares and Units	Weighted Average Grant Date Fair Value
Nonvested at December 31,2006	1,633,137	$34.53
Granted	360,475	39.70
Vested	(781,333)	34.96
Cancelled	(31,371)	34.52

Nonvested at December 31,2007	1,180,908	$35.79

The fair value of restricted stock vested during 2007, 2006, and 2005 was $27.3 million, $33.0 million, and $19.7 million.

We have also awarded restricted shares and units to certain key employees that vest primarily based on their continued employment. The value of these awards is established by the market price on the date of the grant and is being expensed over the vesting period of the award.

As of December 31, 2007, $47.8 million of unrecognized compensation related to restricted stock grants remains to be expensed.

We have also issued to certain key employees restricted units which are fully vested upon issuance and contain restrictions on the awardees’ ability to sell or transfer vested units for a specified period of time. The fair value of these shares is established using the same method discussed above. These grants have been expensed during the year they were earned by employees.

EMPLOYEE STOCK PURCHASE PLAN. Our 1997 Employee Stock Purchase Plan allows our employees to contribute up to $10,000 of their annual cash compensation to purchase company stock. Purchase price is determined using the closing price on the last day of the quarter discounted by 15%. Shares are vested immediately. Employees purchased approximately 220,000, 206,000, and 238,000 shares of our Common Stock under this plan at an aggregate cost of $9.5 million, $8.3 million, $6.1 million in 2007, 2006, and 2005.

SHARE REPURCHASE PROGRAMS. During 1999, the Board of Directors authorized a stock repurchase program that allows management to repurchase 8,000,000 shares for reissuance upon the exercise of employee stock options and other stock plans. We purchased 3,221,300 and 1,926,500 of our common stock for the treasury at an aggregate cost of $163.9 million and $85.3 million in 2007 and 2006 under this stock repurchase plan. There are no shares remaining for repurchase under this authorization.

During 2007, the Board of Directors authorized management to repurchase an additional 10,000,000 shares under the program for reissuance upon the exercise of employee stock options and other stock plans. We purchased 62,700 shares of our common stock for the treasury at an aggregate cost of $3.4 million under this stock repurchase program in 2007. There are 9,937,300 shares remaining for repurchase under this program.

2007 Annual Report + 49

NOTE 8: COMMITMENTS AND CONTINGENCIES

EMPLOYEE BENEFIT PLANS. We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all eligible employees. Annual profit-sharing contributions are determined by our Board of Directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our Board of Directors. Profit-sharing plan expense, including matching contributions, was approximately $31.2 million in 2007, $28.1 million in 2006, and $26.6 million in 2005.

NONQUALIFIED DEFERRED COMPENSATION PLAN. The Robinson Companies Nonqualified Deferred Compensation Plan provides certain employees the opportunity to defer a specified percentage or dollar amount of their cash and stock compensation. Participants may elect to defer up to 100% of their cash compensation. The accumulated benefit obligation was $1.2 million and $1.3 million as of December 31, 2007 and 2006, respectively. We have purchased investments to fund the future liability. The investments had an aggregate market value of $1.2 million as of December 31, 2007 and $1.3 million as of December 31, 2006, and are included in other assets in the consolidated balance sheets. In addition, all restricted shares granted but not yet delivered are also held within this plan.

LEASE COMMITMENTS. We lease certain facilities and equipment under operating leases. Lease expense was $26.9 million for 2007, $22.2 million for 2006, and $19.4 million for 2005.

Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2007, are as follows (in thousands):

2008	$22,216
2009	20,773
2010	17,533
2011	13,500
2012	9,033
Thereafter	22,573

Total	$105,628

LITIGATION. As we previously disclosed, during 2002 we were named as a defendant in two lawsuits brought by a number of present and former employees. The first lawsuit alleged a hostile working environment, unequal pay, promotions, and opportunities for women, and failure to pay overtime (“FLSA”). The second lawsuit alleged a failure to pay overtime. The plaintiffs in both lawsuits sought unspecified monetary and non-monetary damages and class action certification.

On March 31, 2005, the judge issued an order denying class certification for the hostile working environment claims, and allowing class certification for certain claims of gender discrimination in pay and promotion. The judge also granted our motions for summary judgment as to the hostile working environment claims of ten of the named plaintiffs, and dismissed those claims. The gender discrimination class claims and the remaining two hostile work environment claims were settled on April 11, 2006, and subsequently approved by the Court on September 18, 2006. The settlement was within our insurance coverage limits, and was fully funded by the insurance carriers.

50 + C.H. Robinson Worldwide, Inc.

The settlement of the gender discrimination class claims did not include the overtime pay lawsuits, or the claims of putative class members who subsequently filed individual EEOC charges after the denial of class status on March 31, 2005. 54 of those EEOC claimants filed lawsuits. Forty-three of those suits have been settled or dismissed. The settlement amount was not material to our financial position or results of operations. We are vigorously defending the remaining 11 lawsuits.

Although the gender class settlement was fully funded by the insurance carriers, those carriers reserved the right to seek a court ruling that a portion of the settlement was not covered under their policies, and also to dispute payment of certain defense costs incurred in that litigation. Insurance coverage litigation between us and one of our insurance carriers concerning these issues and insurance coverage for the individual lawsuits has been pending in Minnesota State Court. Recent court rulings have determined that the gender class settlement payment was appropriately covered under applicable policies, and that the insurance carrier has a duty to reimburse reasonable defense costs in the gender class action and all but two of the individual lawsuits, and to indemnify C.H. Robinson in all but two of the individual lawsuits. This ruling is subject to appeal.

With respect to the FLSA overtime claims, the judge issued an order granting in full our Motion to Decertify the FLSA collective action on September 26, 2006. The judge retained jurisdiction over the named plaintiffs’ FLSA overtime claims and dismissed the claims of the opt-in plaintiffs, without prejudice to their right to bring their own claims in separate lawsuits in appropriate venues. Approximately 525 of the dismissed opt-in plaintiffs either filed or joined in lawsuits asserting individual FLSA claims for failure to pay overtime. Approximately 37 of those individuals have filed voluntary dismissals of their claims. We have reached an agreement to settle all of the remaining lawsuits. This agreement was approved by the Court on February 20, 2008. The settlement amount was not material to our financial position or results of operations.

We are not subject to any other pending or threatened litigation other than routine litigation arising in the ordinary course of our business operations, none of which is expected to have a material adverse effect on our financial condition, results of operations, or cash flows.

NOTE 9: ACQUISITIONS

In July 2007, we acquired certain assets of LXSI Services, Inc. (“LXSI”), a third party domestic air and expedited services provider based in Los Angeles, California. The purchase price was $9.75 million. The results of operations and financial condition of this acquisition have been included in our consolidated financial statements since its acquisition date. Goodwill recognized in this transaction amounted to $7.5 million. Other intangible assets related to the acquisition amounted to $1.6 million. All goodwill and other intangible assets related to this acquisition are tax deductible over 15 years. Our results of operations were not materially impacted by this acquisition.

2007 Annual Report + 51

NOTE 10: SUPPLEMENTARY DATA (UNAUDITED)

Our results of operations for each of the quarters in the years ended December 31, 2007 and 2006 are summarized below (in thousands, except per share data).

2007	March 31	June 30	September 30	December 31
Gross revenues:
Transportation	$1,300,418	$1,511,173	$1,537,660	$1,622,533
Sourcing	308,297	357,062	315,755	317,799
Information Services	10,610	11,491	11,735	11,690

Total gross revenues	1,619,325	1,879,726	1,865,150	1,952,022

Cost of transportation, products, and handling:
Transportation	1,037,991	1,240,085	1,261,106	1,334,570
Sourcing	284,404	328,743	290,848	294,698

Total cost of transportation, products, and handling	1,322,395	1,568,828	1,551,954	1,629,268

Gross profits	296,930	310,898	313,196	322,754
Income from operations	115,189	129,794	131,828	132,873

Net income	$72,965	$82,299	$83,743	$85,254

Basic net income per share	$.43	$.48	$.49	$.50
Diluted net income per share	$.42	$.47	$.48	$.49

Basic weighted average shares outstanding	171,183	170,942	170,274	169,591
Dilutive effect of outstanding stock awards	3,705	3,258	3,075	4,678

Diluted weighted average shares outstanding	174,888	174,200	173,349	174,269

2006	March 31	June 30	September 30	December 31
Gross revenues:
Transportation	$1,215,909	$1,363,246	$1,394,979	$1,347,413
Sourcing	273,422	326,853	307,384	284,638
Information Services	9,784	10,898	11,128	10,540

Total gross revenues	1,499,115	1,700,997	1,713,491	1,642,591

Cost of transportation, products, and handling:
Transportation	992,942	1,130,324	1,151,063	1,101,253
Sourcing	251,116	300,054	284,082	262,816

Total cost of transportation, products, and handling	1,244,058	1,430,378	1,435,145	1,364,069

Gross profits	255,057	270,619	278,346	278,522
Income from operations	92,434	103,918	111,118	110,375

Net income	$58,114	$66,594	$70,390	$71,827

Basic net income per share	$.34	$.39	$.41	$.42
Diluted net income per share	$.33	$.38	$.40	$.41

Basic weighted average shares outstanding	171,219	171,215	170,925	170,555
Dilutive effect of outstanding stock awards	4,048	3,983	3,851	3,549

Diluted weighted average shares outstanding	175,267	175,198	174,776	174,104

52 + C.H. Robinson Worldwide, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of C.H. Robinson Worldwide, Inc.

Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ investment, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for income taxes by adopting Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Minneapolis, Minnesota

February 29, 2008

2007 Annual Report + 53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of C.H. Robinson Worldwide, Inc.:

C.H. Robinson Worldwide, Inc. and Subsidiaries

Eden Prairie, Minnesota

We have audited the internal control over financial reporting of C.H. Robinson Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control, management excluded from its assessment the internal control over financial reporting at LXSI Services Inc., which was acquired on July 13, 2007, and whose financial statements constitute less than 1% of net and total assets, respectively, less than 1% of revenues, and less than 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at LXSI Services Inc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

54 + C.H. Robinson Worldwide, Inc.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated February 29, 2008, expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the change in the Company’s method of accounting for income taxes by adopting Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, as discussed in Note 2 to the consolidated financial statements.

Minneapolis, Minnesota

February 29, 2008

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

During the third quarter, we acquired LXSI Services, Inc. which is not included in our assessment of the effectiveness of our internal control over financial reporting. As a result, management’s conclusion regarding the effectiveness of our internal control over financial reporting does not extend to this company.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

John P. Wiehoff	Chad M. Lindbloom
Chief Executive Officer	Senior Vice President
and Chairman of the Board	and Chief Financial Officer

2007 Annual Report + 55

CORPORATE AND SHAREHOLDER INFORMATION

C.H. Robinson Worldwide, Inc. and Subsidiaries

BOARD OF DIRECTORS

John P. Wiehoff, 46	Kenneth E. Keiser, 56	Gerald A. Schwalbach, 63
Chief Executive Officer and	President and	Chairman of the Board
Chairman of the Board	Chief Operating Officer	Spensa Development
C.H. Robinson Worldwide, Inc.	Pepsi Americas Inc.	Group, LLC
Director since 2001.	Director since 2005.	Director since 1997.

Robert Ezrilov, 63	Steven L. Polacek, 48	Brian P. Short, 58
Cogel Management Company	Chief Administrative Officer	Chief Executive Officer
Director since 1995.	and Chief Financial Officer	Leamington Co.
	Opus Corporation	Director since 2002.
Director since 2007.

Wayne M. Fortun, 59 President and Chief Executive Officer Hutchinson Technology, Inc. Director since 2001.	ReBecca Koenig Roloff, 53 Chief Executive Officer YWCA of Minneapolis Director since 2004.	Michael W. Wickham, 61 Retired Chairman of the Board Roadway Corporation Director since 2004.

CORPORATE OFFICERS

* John P. Wiehoff, 46	James V. Larsen, 55	Troy A. Renner, 43
Chief Executive Officer	Vice President	Treasurer and
and Chairman of the Board		Assistant Secretary

* James E. Butts, 52 Senior Vice President	* James P. Lemke, 41 Senior Vice President	Daniel W. Ryan, 35 Vice President

Molly M. DuBois, 37 Vice President	* Chad M. Lindbloom, 43 Senior Vice President and Chief Financial Officer	* Scott A. Satterlee, 39 Senior Vice President

* Linda U. Feuss, 51 Vice President, General Counsel, and Secretary	Thomas K. Mahlke, 36 Vice President and Chief Information Officer	Jeffrey W. Scovill, 38 Vice President, International Forwarding

Bryan D. Foe, 40 Vice President, T-Chek	Timothy P. Manning, 43 Vice President	* Mark A. Walker, 50 Senior Vice President

Laura Gillund, 47 Vice President, Human Resources	Christopher J. O’Brien, 40 Vice President	Steven M. Weiby, 41 Vice President

*	Executive officer for purposes of the rules and regulations of the Securities and Exchange Commission.

56 + C.H. Robinson Worldwide, Inc.

TRADING OF COMMON STOCK

The common stock of C.H. Robinson Worldwide, Inc. trades on the NASDAQ National Market under the symbol CHRW.

2007	High	Low
Fourth Quarter	$55.50	$45.01
Third Quarter	55.57	45.54
Second Quarter	58.19	47.39
First Quarter	54.67	42.11

2006	High	Low
Fourth Quarter	$45.67	$39.44
Third Quarter	55.18	41.75
Second Quarter	53.56	42.06
First Quarter	50.44	35.55

COMMON STOCK 2008 DIVIDEND DATES

Expected Record:	Expected Payment:
March 7	April 1
June 6	July 1
September 5	October 1
December 5	January 2, 2009

INVESTOR RELATIONS CONTACT

Angela K. Freeman

Director of Investor Relations

952-937-7847

angie.freeman@chrobinson.com

ANNUAL MEETING

The annual meeting of stockholders is scheduled for May 15, 2008, 1:00 p.m. U.S. Central Time.

SEC FILINGS

Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available to stockholders without charge on request from C.H. Robinson Worldwide, Inc., 14701 Charlson Road, Eden Prairie, Minnesota 55347-5088, attention Angela K. Freeman, and are also available on our Web site, www.chrobinson.com.

INDEPENDENT AUDITORS

Deloitte & Touche LLP – Minneapolis, Minnesota

LEGAL COUNSEL

Dorsey & Whitney LLP – Minneapolis, Minnesota

TRANSFER AGENT & REGISTRAR

Wells Fargo Bank Minnesota, N.A.

South St. Paul, Minnesota

(800) 468-9716

2007 Annual Report + 57